Form 20-F/A
period 2000-05-19
BROCKER TECHNOLOGY GROUP LTD
filed 2000-06-13
CIK 1094034

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM 20-F

(MARK ONE)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

COMMISSION FILE NUMBER ____________

                          BROCKER TECHNOLOGY GROUP LTD.
             (Exact Name of Registrant as specified in its charter)

                                 Alberta, Canada
                 (Jurisdiction of incorporation or organization)

                      2150 Scotia One, 10060 Jasper Avenue,
                            Edmonton, Alberta T5J 3R8
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Class                                                  Name of Exchange
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As at May 19, 2000, 15,414,045 shares of no par value Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ] Yes [X] No

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] Item 17 [ ] Item 18

                         Brocker Technology Group Ltd.,
                             an Alberta corporation

                    Index to Form 20-F Registration Statement


                                                                            Page
                                                                            ----

General Introduction                                                          3

Part I

1.   Description of Business                                                  4
2.   Description of Property                                                 11
3.   Legal Proceedings                                                       12
4.   Control of Registrant                                                   12
5.   Nature of Trading Market                                                13
6.   Exchange of Controls and Other Limitations Affecting Security Holders   13
7.   Taxation                                                                14
8.   Selected Historical Consolidated Financial Information and Other Data   14
9.   Management's Discussion and Analysis of Financial Condition and
     Results of Operations                                                   16
9A.  Quantitative and Qualitative Disclosures About Market Risk              23
10.  Management                                                              24
11.  Compensation of Directors and Officers                                  26
12.  Options to Purchase Securities from Registrant or Subsidiaries          26
13.  Interest of Management in Certain Transactions                          27


Part II

14.  Description of Securities to be Registered                              28


Part III

15.  Default Upon Senior Securities                                          32
16.  Changes in Securities and Changes in Securities for Registered
     Securities                                                              32


Part IV

17.  Financial Statements                                                    32
18.  Financial Statements                                                    32
19.  Financial Statements and Exhibits                                       32
     19(a)  Index to Financial Statements                      F-1 through F-43
            Financial Statements

     19(b)  Index to Exhibits                                  E-1 through E-752
            Exhibits

Signatures                                                                   35

===============================================================================

                              GENERAL INTRODUCTION

This Registration Statement on Form 20-F ("Form 20-F") specifies certain forward-looking statements of us within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are statements that estimate the happening of future events that are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as "may", "shall", "will", "could", "expect", "estimate", "anticipate", "predict", "probable", "possible", "should", "continue", or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in this Form 20-F have been compiled by us on the basis of assumptions made by us and considered by us to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements. All information regarding our expected future financial situation, results of operations, cash flows, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive situations, growth opportunities, plans and our objectives for future operations are forward-looking statements. Those forward-looking statements are inherently uncertain, and our actual future results and trends may differ materially depending on a variety of factors. Factors that may affect our plans or results include, without limitation, sales to customers, actions by competitors, fluctuations in the prices of raw materials, foreign currency exchange rates, and political and economic instability in our markets.

The assumptions used for purposes of the forward-looking statements specified in this Form 20-F represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, we express no opinion regarding the achievability of those forward-looking statements. In addition, those forward-looking statements have been compiled as of the date of this Form 20-F and should be evaluated with consideration of any changes occurring after the date of this Form 20-F. We can't give any assurance that any of the assumptions relating to those forward-looking statements are accurate.

We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then translated to Canadian Dollars. Except as otherwise specified in this Form 20-F, all monetary amounts specified in this Form 20-F have been presented in Canadian Dollars. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. See "Report of Independent Auditors" and "Consolidated Financial Statements." All information should be considered in conjunction with our consolidated financial statements and the notes contained elsewhere in this Form 20-F.

We were incorporated pursuant to the laws of Alberta, Canada, and certain of our officers and directors reside outside of the United States. In addition, the majority of our assets are located outside of the United States, in Canada, Australia and New Zealand. As a result, it may be difficult for investors to effect service of process within the United States against us or those officers and directors or to enforce in the United States any court judgments obtained against us or those officers and directors and predicated upon the civil liability provisions of the federal securities laws of the United States. Also, as a substantial portion of our assets are located outside of the United States and Canada, any judgment obtained in the United States against us may not be collectible within the United States or Canada. Canadian courts may enforce judgments of United States courts in civil matters subject to certain conditions and exceptions. Also, it may be difficult for investors to obtain and enforce judgments of Canadian courts based upon the federal securities laws of the United States.

ITEM 1. DESCRIPTION OF BUSINESS

Our Background. Brocker Technology Group Ltd., is an Alberta corporation ("Company") and was incorporated on November 23, 1993, as Brocker Investments Ltd. On December 3, 1998, the Company changed its name to Brocker Technology Group Ltd. The Company has been listed for trading on the Toronto Stock Exchange since February 28, 1998. From August 9, 1994 until February 28, 1998, the Company's shares were listed for trading on the Alberta Stock Exchange.

Overview of Our Industry. The products and services of our subsidiaries are sold to the Information Technology and Telecommunications ("IT&T") industry in both Australia and New Zealand. We believe that the IT&T industry is one of the fastest growing industries in Australia and New Zealand. In Australia, the IT&T industry's total revenues in 1998 were approximately AU$34 billion, which ranks it as Australia's third largest industry. In New Zealand, the IT&T industry's total revenues in 1998 were approximately NZ$6.6 billion, which represents approximately seven percent (7%) of New Zealand's Gross Domestic Product. The IT&T industry provides solutions to customers' computer software and hardware problems, in addition to solutions to customers' telecommunications problems. IT&T industry products include computer hardware, such as computer network servers and desktop computers and software, such as Microsoft Windows and Office products. Telecommunication products include telephone systems, voice mail systems, cellular phone systems and facsimile systems.

Our Business. We are a provider of technology-related products and services to the IT&T industries of New Zealand, Australia and North America. Our principal business activities include (i) the development and sale of technology products, technology-related services and telecommunications products and services, (ii) distribution In New Zealand and Australia of technology and telecommunications products developed and manufactured by third parties. We are currently developing intellectual property for use in electronic commerce ("e-commerce") in order to provide Internet based products and services. We believe that changes in the economic and business environments of the Australian and New Zealand markets and the rapid evolution and adoption of the Internet and Internet technologies should enable us to reduce our reliance on the physical distribution of third party products and increase our development and sale of e-commerce products. We are investing in hardware, software and training to build the infrastructure to accommodate the development and growth of our business.

Our Internet Enterprise Suite. We are developing the Internet Enterprise Suite ("IE Suite"), an Internet based e-commerce system designed to meet the needs of medium to large corporations. The IE Suite centralizes all functions of sales and marketing. The IE Suite supports electronic transactions between the corporation and its customers while storing the customers' profiles and product preferences into a secure database. The IE Suite will allow sales and marketing professionals to remotely access sales and marketing information, including product information, inventory data, account information and product orders. We anticipate that the IE Suite will encompass a number of the software products and applications that have been produced by our operating groups.

Our  Operating  Groups.  From our  inception  in  November  1993,  we have  been acquiring and managing businesses in the IT&T industries of New Zealand, Australia and North America. We actively manage the individual businesses within these operating groups by two wholly-owned holding corporations, Brocker Technology Group (NZ) Limited (formerly Brocker Investments (NZ) Limited) ("Brocker NZ") and Brocker Investments (Australia) Proprietary Limited ("Brocker Australia"). We have concentrated our technology-related business services in distinct operating groups composed of the Application Hosting Group, the Application Development Group, the Professional Services Group and the Vendor Services Group. The operating groups utilize our centralized business infrastructure for distribution and logistics, finance, human resource and marketing functions.

Our Vendor Services Group includes SealCorp Computer Products Limited ("SealCorp New Zealand"), SealCorp Telecommunications Group Limited ("STG"), 1World Systems Limited (formerly Microchannel Limited) ("1World") and SealCorp Australia Proprietary Limited ("SealCorp Australia"). Our Application Hosting Group is responsible for the sales and marketing of our intellectual property products, with such products available as Supersession, Full 360 Degrees Feedback,
Powerphone,   Bloodhound   and  products   developed  by  Image  Craft

Limited ("Imagecraft"). Our Application Development Group includes Industrial Communications Service Limited ("ICS"), Powercall Technologies Limited ("Powercall"), Highway Technologies Limited ("Highway Technologies") and Tech
Support Limited ("Tech Support"). Our Professional Services Group includes EasyPC Computer Rentals Limited ("EasyPC"), Pritech Corporation Limited and Pritech Australia Proprietary Limited (collectively "Pritech"), Brocker Financial Limited ("Brocker Financial") and Inprise New Zealand.

SealCorp New Zealand. SealCorp New Zealand was incorporated in 1987. SealCorp New Zealand markets and distributes major brand computer software, computer peripherals and computer hardware in New Zealand. SealCorp New Zealand has 25 employees.

SealCorp New Zealand's offices are located in Auckland, Wellington and Christchurch. The Auckland premises, occupied in October, 1998, provides our distribution partners with a distribution center, in addition to seminar and training facilities for client presentations. The Wellington office is located in Central Wellington and provides easy access to all parts of the central region of New Zealand. The Christchurch office is located in the central business district of the southern region of New Zealand.

SealCorp New Zealand is comprised of three operating business units, Channels Technology Group, Vertical Markets Group and the Integration Solutions Group.

The Channels Technology Group markets Acer, Canon, Compaq, Connectix, Digital Networks, Exbyte and Symantec products to computer resellers and retail chains and outlets. Those products are generally used by small to medium-sized enterprises, small office, and home office customers.

The Vertical Markets Group provides software to specialized markets and consultants who promote software, hardware and peripherals using various distributors. This software is generally used by imaging, multi media, publishing and computer-aided design companies, application developers and programmers. The brands marketed are Agfa, Autodesk, Dantz, NEC, PK Electronics and Quark.

SealCorp's Integration Solutions Group resulted from the acquisition in October, 1995, of Technicom, a networking and communication corporation. This group provides software to the government and free enterprise markets. The brands provided by this group are Digi, Hitachi, IBM, Intel, IT Director, Lotus, NCD, Novell and Shiva. This software is generally used by remote access, groupware, enterprise and operation system solutions technology.

STG. STG supplies cellular mobile phones, cellular phone accessories, radio pagers and other telecommunications products in New Zealand. STG provides distribution and purchasing operations for Telecom New Zealand, in addition to supplying cellular handsets to Telecom New Zealand for its consumers. This business with Telecom New Zealand is secured by an agreement. Under this agreement, we share the activities and risks normally associated with the distribution of these products. We order and maintain inventory, carry out marketing activities and initiate and complete sales. Telecom is required to protect us against certain risks including inventory obsolescence and bad debts. In accordance with the terms of our agreement, we are required to limit the resulting margin that is lower than the typical margin in our industry. Telecom New Zealand is the largest telecommunications carrier and market leader in all aspects of telecommunication in New Zealand. STG is New Zealand's largest telecommunications distributor and supplies cellular products from Ericsson, Motorola, Nokia and Philips. STG has recently introduced an e-commerce business which enables customers to place orders and obtain product information on the Internet.

1World. 1World is the only distributor in New Zealand and the Pacific Islands for Computer Associate's products, including the accounting software ACCPAC. Since its introduction into the New Zealand financial software market in 1989, ACCPAC has won a several industry awards. ACCPAC is distributed by specialized, certified consultants. 1World offers qualified installer training, sales and technical support, and marketing services. ACCPAC was one of the first financial softwares available to organizations enabling them to automate their accounting processes. Using continuing product development, ACCPAC has remained current with industry developments and has developed strategic alliances to increase its market presence. 1World acquired the distribution rights to Australia in January 1999, based on its prior performance in New Zealand and it has a complete sales and support system to service Australia.

SealCorp Australia. SealCorp Australia was incorporated in January 1992, following the growth of SealCorp New Zealand. SealCorp Australia has 30 employees and has offices in Sydney, Melbourne and Brisbane. The Sydney Office is located in North Ryde Sydney's North Shore, in an industrial area surrounded by technology companies. This office provides sales, marketing, administration and physical distribution for Australia. SealCorp's Melbourne office is centrally located at 101 Collins St., in the IBM Building in South Gate, on the banks of the Yarra River. The Brisbane office is located at 10 Hudson Road, Albion, Queensland.

SealCorp Australia acquired Sourceware, a large national distributor of computer software and peripherals, in April, 1996. Sourceware had operated since 1983, and we believe that it has a reputation for superior technical support. Sourceware merged its operations into SealCorp Australia, which resulted an increased market presence and a strategic relationship with IBM.

In September 1996, we acquired The Great Escape Company ("TGE"), a computer distribution and service company. This company was merged into SealCorp Australia in January, 1997. TGE was the only distributor of Wyse products in Australia. TGE also distributes products for other major vendors, including OKI, Dataproducts, Link, and Specialix. With this acquisition, SealCorp Australia acquired the resources required to service its products. SealCorp Australia provides nation-wide warranty and repair facilities in Australia and is the Wyse warranty agent and parts supplier for Australia. SealCorp Australia is also an approved service center for OKI products and a servicer of third party products.

As a result of the consolidation of Sourceware and TGE with SealCorp Australia. SealCorp Australia can now offer complete computer networking solutions for distributors using relationships with vendors such as Novell, IBM, Lotus, WYSE, OKI and Digi International. SealCorp Australia provides marketing and consulting services for internetworking, remote access, multi-user connectivity, e-commerce and Integrated Services Digital Network.

Early in 1998, we purchased 1World, a provider of remote computer access technologies to graphic computer designer. The graphic designer market is currently dominated by Apple computer resellers and we believe is best serviced by distributors such as 1World. The relationships 1World brought to SealCorp Australia are 4Sight, Sagem, Hermstedt, Harmonixs, Ascend, Shiva, Eicon, Netcomm and Dlink. Early in 1999, ACCPAC software was added to this group. 1World is operated as a separate sales division of SealCorp Australia and concentrates on graphics design, agency and branch office communications and accounting solutions.

In February 1999, we purchased certain assets of Q*Soft Australia Proprietary Limited based in Brisbane, Queensland ("Q*Soft") and a leading distributor of technology products. We believe that the acquisition of those assets now enables SealCorp Australia to be a significant distributor with considerable geographic coverage in Australia. Q*Soft concentrates on reseller distribution by service agreements and is operated as a separate sales division of SealCorp Australia.

ICS. ICS was established in 1978, as a provider of special communications systems and for the repair of electronic equipment. Now a wholly owned subsidiary of the Company, ICS operates in two distinct areas.

ICS has standard telecommunications products marketed using the INDCOM name. Whenever a customer has a requirement that is not adequately satisfied by standard equipment, ICS modifies existing products or designs new products to satisfy that requirement. ICS concentrates on product development using the latest computer based design systems. Production is either performed by specialist companies or the customer assists in establishing its production, with ICS receiving royalties from that production.

With the introduction of cellular in New Zealand, ICS targeted the service of cellular telephones. ICS is the largest independent service center for cellular telephones. Certified to ISO9001 (the International Organization for Standardization Certification that ICS has satisfied the global standards for its industry), we actively manage processes to ensure continuous improvement of service and delivery. After market repair is performed for cellular products developed by Motorola, Ericsson and Nokia. ICS has contracts with Vodafone and Telecom to provide service to customers of their networks.

Our technical staff has significant experience with radio, cellular and communications systems. Training of new and existing staff in new products is an important aspect of our philosophy. The latest test equipment that has been certified by the cellular phone manufacturers is used to ensure repairs satisfy the strict standards of those manufacturers. All repaired products undergo quality assurance tests before being returned to the customer.

Powercall. Powercall was formed to provide voice mail services. The emergence of Computer Telephony Integration (CTI) enabled Powercall to improve its voicemail services and products. The emergence of CTI has enabled us to become involved in software development and software solutions for our customers. Powercall concentrates on 3 aspects of operations, (1) CTI development; (2) automated services with automated voice, fax and information applications; and (3) live operator services. A combination of technological development and service allows us to provide a comprehensive range of solutions and services which can be customized according to each customer's individual requirements.

We concentrate on the development and delivery of CTI solutions, utilizing our core products. Utilizing 5 years of design and development, specifically in the area of CTI, these solutions combine the latest hardware with our intellectual property. Our products allow our customers to manage and deliver information in an effective manner. CTI solutions are designed to integrate fully with computers and provide a complete communication system. Those solutions allow delivery of all telephony requirements, such as how incoming calls are handled, while reducing ongoing costs. Private Automatic Branch Exchange System ("PABX") is a telephone system suitable for medium to large offices and capable of handling thousands of extensions. In some situations, use of our CTI system will replace the PABX system entirely. Our CTI solutions provide a business with automated business processes which ensure that the customer's products and services are completely integrated into our CTI solution.

In contrast to most other CTI solutions, our CTI solution is capable of operating independently of (1) proprietary, expensive PABX technology; (2) other types of PABX communication systems; and (3) specialist programmers, engineers or technicians. Our CTI services include (1) standard voice mail; (2) interactive television voting; (3) call accounting and credit management; and
(4) a complete and innovative information and booking service designed for the tourism industry.

In addition to the automated services, our CTI services offer customers live operator services with inbound and outbound telephone calls throughout New Zealand. In addition to voice, facsimile and information services, we are capable of managing the financial aspects of our customers' businesses involving payment by check, credit card, telephone transactions and Internet payment methodologies.

Powercall employs more than 55 persons in its five locations to deliver live operator services, providing numerous services for various customers simultaneously, utilizing our technology. These services include (1) sales automation, such as appointment generation, telephone sales, etc.; (2) information review utilizing Virtual NZ and customer surveys; and (3) direct mail follow-up.

Image Craft. Image Craft specializes in the development of graphics software and services. The major products which it distributes are (1) Pictrix, a digital printing system (Pictrix is exclusively licensed to Hanimex in Australia and New Zealand and enables the user to scan, import, manipulate and copy images to any digital media and print these images in a variety of formats and allows for the transmission of images via the Internet and intranet); and (2) Bluescreen, a method which enables an image to be inserted into a background. Our Image Craft services include (1) maintenance of a system for online storage and retrieval of digital images; (2) digital watermark software; (3) software development; and
(4) creation of different products and services, including mass marketing systems.

Highway Technologies. Highway Technologies is in the business of developing and managing solutions for highway management. One example is an electronic system for collecting road user charges for heavy vehicles to establish whether a new system for collecting road user charges can improve economic efficiency. We believe that technology will become increasingly important in managing road and highway networks in the future. We believe Highway Technologies' newly developed Global Position Satellite-based technology is capable of bringing highway management, operation and funding into the 21st century. We own 20% of Highway Technologies.

Easy PC. EasyPC is a provider of innovative solutions for the financial management and control of computer related products. Specializing in the leasing and rental of IBM-compatible and Macintosh computers, printers and peripherals, we believe that Easy-PC has become a leader with a reputation for exceptional personal service, new approaches to off-balance sheet use of equipment, and advanced asset management systems. We believe that Easy PC makes it easy for business, government and domestic customers to access new and fast-changing technology at affordable prices, without the risks associated with a purchase.

Easy PC is an authorized dealer in Compaq, Digital, Hewlett-Packard, Microsoft, Lotus and WordPerfect products. Easy PC is the first rental company in New Zealand authorized to supply leading software with Easy PC's rental equipment.

Pritech. We believe that Pritech is a leader in information management, including software development, implementation and business intelligence, particularly for the Intranet. The services and products that Pritech provides include contract management, sales tracking, service management, project communications, workflow management and human relations management. Incorporated in 1988, Pritech has been providing consulting services and software development for information management, especially project management. Pritech has worked with more than 300 organizations, including major corporations and central and regional governments. We believe that Pritech is unique, being the first New Zealand corporation to employ Certified Lotus Notes Professionals and Certified Lotus Notes Instructors. Pritech has been appointed as New Zealand's first Lotus Notes Premium Partner, indicating Pritech's significant experience and investment in Lotus's technology. We believe that Pritech has a significant market share and provides quite profitable consulting services. Pritech has offices in Auckland, Wellington, Sydney and Melbourne and employs a staff of 34 persons.

Inprise New Zealand. Inprise New Zealand is the exclusive distributor of the Inprise products in New Zealand. Inprise New Zealand consults and provides training for various businesses, using software applications developed by Inprise Corporation. We believe that Inprise New Zealand is uniquely situated to take advantage of future business information development, because we have significant experience in providing similar services and products to a significant number of different types of businesses, including banking, finance, manufacturing, science, engineering and government.

Brocker Financial. Brocker Financial was incorporated in January 1999 and concentrates on providing financial consulting services to large corporations and governments. The three main areas of its business are (1) providing advice for technically complex financial projects; (2) representing Internet businesses active in the securities trading and financial services markets in New Zealand, Australia and South East Asia; and (3) developing specialized financial software for liabilities management.

Tech Support. We acquired Tech Support in 1999. Tech Support was established in October 1996, and provides technical support for computer systems, with a concentration on small to medium businesses and education providers. Tech Support supports commercial customers and relies on professional and specialized consultants, which are independent contractors, which have the skills to provide specific technical requirements, including Microsoft NT, Novell Netware, and Lotus Notes.

Products and Services

Supercession. Supercession is an Enterprise Resource Planning (ERP) software system designed to improve business processes or replace aging business systems. ERP provides "back-office" functions, such as order management, financial management, warehousing, distribution production, quality control, asset management and human resources management and "front-office" functions, such as sales force and marketing automation, electronic commerce and supply chain systems. ERP is often referred to as the entire "value chain" of a business, from prospect and customer management through order fulfillment and delivery. For medium to large businesses,

Supercession establishes the initial ERP system, including e-commerce capabilities, a web server, a database for gathering and storing information and an object-based Common Object Request Broker Architecture (CORBA) server which automates many common network programming tasks.

Full 360 Feedback. Full 360 Feedback is Internet based software providing businesses with a management tool for their employees, as well as client relations assessment. Feedback is electronically provided by those persons with whom an employee regularly interacts. These people may include colleagues, peers, managers, supervisors, suppliers and customers. The information received can be analyzed to provide employees an understanding of their strengths and areas for development. The information gathered from clients can be used for market research and product development.

CMobile. CMobile is a service designed to improve operations of a mobile sales force or contractor. The computer hardware is a Graphical User Interface touch screen handheld device with communications links to clients, home offices and suppliers. The software enables a sales force or mobile contractor to utilize Internet based services for all aspects of business.

Pritech Extended Email Repository (PEER). PEER provides a method by which selected incoming and outgoing correspondence is stored making the information available to persons that could benefit by sharing that information. PEER stores e-mail and facsimile information by client or supplier and other designated categories. PEER is used with Lotus Notes, a software program developed by Lotus Development Corporation, which is designed to manage information between numerous persons.

Powerphone. PowerPhone combines a business' computer and telephone for improved customer contact management. PowerPhone uses caller identification to automatically show (i) the person calling; (ii) complete details of the person's most contact with the business; (iii) a list of all previous contacts, including emails and (iv) a prompt for new contact details. PowerPhone extends the management capabilities of Microsoft Outlook, a Microsoft Office management program, by allowing all network users to access information stored in the database. The software component of Powerphone can be downloaded and licensed via the Internet. ReMote, a remote version of Powerphone, will be available as a free download on our website.

Bloodhound. Bloodhound is a computer-telephony integration (software which integrates the computer with a telephone system) service that combines and automates the duties of a receptionist, secretary and personal assistant. Bloodhound processes voice and facsimile messages which are received on the same telephone number into electronic messages through a unified inbox integrated with a business' existing email system. Voice and facsimile messages can be delivered to a business at any location as an email attachment. Bloodhound allows prioritization of calls and can notify a business when new messages are received.

Network Marketing. Network Marketing is software that combines technology with the traditional business practices of the network or multi level marketing industry. Network Marketing software provides electronic messaging, facsimile and prospecting functions designed specifically for the requirements of individual distributors within a multi level marketing organization. The software allows a distributor to deliver information and voice or data messages to prospects outside of the organization or numerous persons within the organization.

Cine Line. Cine Line is an e-commerce system which provides online credit card verification and transaction processing for movie ticket purchases. Cine Line provides real time scheduling and booking information as a free service to the moviegoer.

Blue Screen Imaging. Blue Screen Imaging is a digital imaging system utilizing specialized software which allows the use of digital images (usually a person) and then the integration of the image into an established photographic template.

Pictrix. Pictrix is digital imaging software designed for the photographic retailers. The software allows for the capture, manipulation and output of photographic images. Pictrix features includes repair and reproduction of old images, production of image templates, screen savers, T-shirts and other photographic retail products.

Imageline. Imageline is a secure Internet based image library, which allows customers to create their own secure library of images, stored remotely, with online access offering extensive cataloguing and search features. Large image libraries can be compiled for download, use and sale.

NZ Online. NZ Online is an Internet Service Provider with inexpensive access charges to the Internet and low service offerings to customers. NZ Online was built to support customer activities for ImageCraft and is marketed to a limited number of subscribers.

Fixed Cellular Terminals (FCT). FCT is software designed as an alternative method of providing telephone services when a conventional wireline telephone is unavailable, nonexistent or too expensive. FCT uses a cellular telephone network to provide telephone services to rural communities without the high cost infrastructure of wired based telephone systems.

Multi-Path Alarm Communicator. The Multi-Path Alarm Communicator allows high speed reporting of an alarm status to a security monitoring company, through a wireline telephone or a cellular network. The status of the wireline and cellular networks are continuously monitored and any irregularities can be reported to the monitoring company using the alternative network.

Vehicle Systems. Vehicle System is an integrated computer system comprising three sub-systems, the (i) vehicle data collection unit, (ii) cellular telephone network, and (iii) central computer and application software. Vehicle System provides a business the ability to track its vehicles, store the gathered information and transmit the data via a commercial cellular telephone network to the central computer for analysis.

Smart Comms. Smart Comms is a short range (50m - 250m) radio frequency wireless data system suitable for transmitting messages using an existing small broadcast data protocol format. Smart Comms can be used for security monitoring of buildings.

Stock Trak. Stock Trak is a short range (25mm - 500mm) radio frequency identification product suitable for tag device applications. Stock Trak is designed for use by agricultural businesses for livestock identification and information tracking. The electronic data tag provides compliance with proposed European Union animal health regulations governing the origin, production and transport of animals.

Sales and Marketing

Our objective is to establish and maintain leadership in the e-commerce sales and marketing information systems market. Our strategy incorporates (i) targeting large multi-national customers in a comprehensive number of industries; (ii) maintaining and extending technology leadership; (iii) strategic global alignment; (iv) exploiting Intranets and the Internet; (v) expanding global sales capabilities; and (vi) advertising and marketing.

Targeting Large Multi-National Customers in a Broad Range of Industries. We have designed products to satisfy the requirements of multi-national businesses that use different distribution methods. Our products and services are intended to be used on a global basis, provide shared, up-to-date information for field sales, telemarketing, telesales, marketing, as well as third party resellers. We will continue to improve our product development, sales and marketing activities, to expand acceptance of our products and services.

Maintaining and Extending Technology Leadership. Our products and services utilize advanced technology information. Our software products are designed to be specifically designed to satisfy a business' requirements while maintaining the ability to improve our products and services.

Strategic Global Alignment. We will promote widespread acceptance of our products and services by the establishment of relationships with leading technology providers and distributors. We anticipate developing technology and marketing relationships with other businesses in order for us to concentrate on developing e-commerce products and information systems software.

Exploiting Intranets and the Internet. Our products and services have been designed to expand the accessibility of information through the use of intranets and the Internet as a global, low-cost, virtual private network. We believe that the Internet will enable an entire business information base, currently available only to users connected over a local area network or wide area network, to be available without geographic limitation for the low cost of a local Internet connection. This capability will allow businesses to use informed sales professionals without the expense of physical offices or private leased telephone lines. We plan to continue to exploit the Internet, we believe that the Internet will allow customers to access comprehensive information that will recommend and deliver customized products, goods and services directly to them on a worldwide basis.

Expanding Global Sales Capabilities. We intend to expand our global sales capabilities by increasing the size of our direct sales division in major markets and continuing to recruit distributors in other selected markets. Specifically, we plan to expand our direct sales and marketing activities in North America, Europe, Asia and Latin America.

Advertising and Marketing. We will launch a comprehensive advertising campaign to introduce our products and services to businesses.

Competition

The market for IT&T products in both Australia and New Zealand is significantly competitive and we expect competition to continue to increase significantly. Our subsidiaries compete with many other providers of IT&T products and services. We have significant competition from other developers of software-related products, in addition to other providers of telecommunications products. Although we have diversified our operations by the acquisition of numerous businesses with different IT&T related services and products, we still have significant competition, which may result in current and future providers of similar products and services competing on the basis of price, which could result in a reduction of our revenues.

On a global basis, we have competition from major software companies who have developed "back office" software applications, such as JD Edwards, Baan, Oracle and PeopleSoft. In this competitive global situation, we believe that we have managed to be a significant competitor in communications and e-commerce. We believe the IT&T industry is shifting to more customized products at lower prices, a better understanding of customer requirements, products and services designed and developed to satisfy those requirements, and improved customer support.

We believe that our software products and services allow businesses to use customer information systems, product information systems, competitive information systems and decision support systems on a global basis. We have designed our products and services to provide support for interdependent distribution channels, including direct field sales, telesales, telemarketing, distribution, retail and Internet-based sales.

The market for our products is significantly competitive, subject to rapid change and is significantly affected by new product introductions and other activities of industry participants. Our products and services are targeted at the emerging market for sales and marketing information systems. We have competition from customers' internal development efforts, custom system integration products, in addition to other software providers that offer a variety of products and services designed for this market.


ITEM 2. DESCRIPTION OF PROPERTY

The following table specifies the descriptions of our properties.

======================================================================================================================
Property                                                Description
----------------------------------------------------------------------------------------------------------------------

2150 Scotia One, 10060 Jasper Avenue                    This leased property is our main office .
Edmonton, Alberta, Canada T5J 3R8
----------------------------------------------------------------------------------------------------------------------

Brocker Technology Park                                 This  property  is our main  New  Zealand  location  housing
17 Kahika Road, Beachhaven,                             SealCorp New Zealand, STG, Easy PC, Inprise, 1World, Brocker
Auckland, New Zealand                                   Financial and Tech Support.
----------------------------------------------------------------------------------------------------------------------

4 Bond Street, Grey Lynn                                This leased property houses Pritech's  Auckland  office,  in
Auckland, New Zealand                                   addition to being sub-let to other tenants.
----------------------------------------------------------------------------------------------------------------------

14 Putiki Street, Grey Lynn,                            This  leased  property,   formerly  housing  some  of  STG's
Auckland, New Zealand                                   inventory, is now sublet to a picture framing company.
----------------------------------------------------------------------------------------------------------------------

Level 3, PSA House, 11 Aurora Terrace,                  This  leased  property  houses  the  Wellington  offices  of
Wellington, New Zealand                                 SealCorp New Zealand, Easy PC and Pritech.
----------------------------------------------------------------------------------------------------------------------

2nd Floor, Office No. 10                                This  leased   property   houses   SealCorp  New   Zealand's
Victoria Business Center, Christchurch                  Christchurch office.
----------------------------------------------------------------------------------------------------------------------

Unit 2, 343 Church Street                               This leased property houses the office of ICS.
Penrose, Auckland, New Zealand
----------------------------------------------------------------------------------------------------------------------

Level 2, 25 Dundonald Street, Newton,                   This leased  property  houses the call center  operations of
Auckland, New Zealand                                   PowerCall.
----------------------------------------------------------------------------------------------------------------------

Unit 5, Macquairie View Estate, 112 Talavera Road,      This  leased  property  houses  the  Sydney   operations  of
North Ryde, Sydney, New South Wales, Australia          SealCorp Australia.
----------------------------------------------------------------------------------------------------------------------

Level 8, 48 Hunter Street, Sydney,                      This leased property houses the Sydney operations of Pritech
New South Wales, Australia                              Australia.
----------------------------------------------------------------------------------------------------------------------

Suites 306, 307 and 317, Level 3, 60 City Road,         This leased property houses the Melbourne office of SealCorp
South Bank, Melbourne, Victoria, Australia              Australia and Pritech Australia.
----------------------------------------------------------------------------------------------------------------------

Unit 8, 10 Hudson Road, Albion,                         This leased  property  houses the  Queensland  operations of
Queensland, Australia                                   Sealcorp Australia.
======================================================================================================================


ITEM 3. LEGAL PROCEEDINGS

None of our companies nor any of their directors, officers and key personnel are subject to any litigation, administrative or criminal action which is or has been material to our operations or financial condition, nor are any of our companies or their directors, officers or key personnel aware of any such litigation or pending action.


ITEM 4. CONTROL OF REGISTRANT

The following table furnishes information as to the beneficial ownership of the outstanding shares of our common stock held by (i) each person known by us to beneficially own more than 10% of the outstanding shares of our common stock and
(ii) all the directors and officers of our companies as a group.

TITLE OF CLASS   NAME AND ADDRESS             NUMBER OWNED   PERCENTAGE OF CLASS
--------------   ----------------             ------------   -------------------

Common Stock     Michael Ridgway,               3,035,848            19.7%
                 President, Director
                 Auckland, New Zealand

Common Stock     Directors and Officers as a    3,629,638            23.5%
                 group

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.


ITEM 5. NATURE OF TRADING MARKET

Shares of the Company's common stock have been listed and posted for trading on the Toronto Stock Exchange (trading symbol BKI) since February 28, 1998. As of December 27, 1999, 15 holders of record in the United States held 3,488,031 shares of the Company's common stock or 23.44% of the outstanding shares as of that date. Prior to the listing on the Toronto Stock Exchange, shares of the Company's common stock were listed for trading on the Alberta Stock Exchange.

The following table specifies the reported high and low sales or closing prices of the Company's common stock on the Toronto Stock Exchange and Alberta Stock Exchange for the periods indicated.

================================================================================
             Period                               High                   Low
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
January 1, 2000 - March 31, 2000                 $17.20                 $8.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
October 1, 1999 - December 31, 1999              $12.50                 $4.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
July 1, 1999 - September 30, 1999                 $3.85                 $1.40
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
April 1, 1999 - June 30, 1999                     $1.55                 $1.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
January 1, 1999 - March 31, 1999                  $1.45                 $1.20
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
October 1, 1998 - December 31, 1998               $1.55                 $1.15
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
July 1, 1998 - September 30, 1998                 $1.48                 $1.20
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
April 1, 1998 - June 30, 1998                     $1.76                 $1.25
================================================================================


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital. However, the remittances of interest, dividends or other payments to nonresident holders of our securities are subject to withholding tax.

There are no limitations in the laws of Canada or in our charter or any other constituent documents limiting the right of foreign persons to hold or vote our securities. The Investment Canada Act (the "IC Act") governs the acquisition, directly or indirectly, by non-Canadians of control of existing Canadian businesses and the establishment by non-Canadians of new Canadian businesses. Pursuant to the IC Act, subject to certain exceptions, a non-Canadian proposing to acquire direct control of a Canadian business which has gross assets equal to or in excess of CDN$5 million must first file an application for review with Investment Canada, the federal agency responsible for administering the IC Act, and receive approval for such investment from the federal Minister (the "Minister") responsible for the IC Act. Approval is granted when it is demonstrated, to the Minister's satisfaction, that the proposed investment is or probably will be of net benefit to Canada. When the non-Canadian has the status of a North American Free Trade Agreement ("NAFTA") investor (essentially, any national or government entity of the United States of America or Mexico or any entity or other prescribed form of business organization which is controlled by any such national or government entity) for purposes of the IC Act or when the Canadian business is already controlled by a NAFTA investor, that dollar requirement is increased to CDN$150 million in 1992 "constant dollars" (as that term is defined in the IC Act), subject to certain exceptions. When the gross assets of the Canadian business being acquired are less than the applicable minimum, the non-Canadian person must file a notice with Investment Canada, either prior to or within 30 days following the closing of the acquisition. Acquisitions subject to notice filing pursuant to the IC Act are, subject to certain exceptions, not subject to the review and approval process pursuant to the IC Act. There are no other restrictions, pursuant to Canadian law or pursuant to our charter or other constituent documents, on the ability of foreign residents to hold or vote our securities. There are no restrictions, pursuant to Canadian law, on the distribution of dividends or other distributions to shareholders residing in the United States.


ITEM 7. TAXATION

Capital Gains

A non-resident of Canada is not subject to tax pursuant to the Income Tax Act of Canada ("ITA") in accordance with a capital gain realized upon the disposition of a share of a public corporation, unless such share represents "taxable
Canadian property" to the holder thereof. Our common stock is listed on a prescribed exchange and, therefore, will be taxable Canadian property to a non-resident holder if, at any time during the period 5 years immediately preceding the disposition, the non-resident holder, non-arms length persons, or the non-resident, together with all such persons, owned not less than 25% of the issued shares of any class of our capital stock. In the situation of a non-resident holder to whom shares of our common stock represent taxable Canadian property and who is residing in the United States, no Canadian taxes will be payable on a capital gain realized on such shares, because of the Canada-United States Tax Treaty ("Treaty"), unless the value of such shares is derived from real property or natural resources situated in Canada. However, in such event, certain transitional relief pursuant to the Treaty may be available. In certain circumstances, the Treaty allows Canada to tax former residents on gains from the disposition of taxable Canadian property, when such property was owned at the time of their departure from Canada or was received in substitution therefor in a transaction that is tax-free pursuant to Canadian law.

Withholding

Generally, cash dividends paid by Canadian corporations to non-Canadian resident shareholders are subject to a Canadian withholding tax of 25%. However, pursuant to Article X (2) of the Treaty, dividends paid to a resident of the United States are only subject to a 15% Canadian withholding tax. Moreover, if the United States resident owns 10% or more of the voting shares of the Canadian corporation paying the dividends, the Canadian withholding tax is reduced to 10%. In addition to a dividend withholding, interest paid to the United States resident is subject to a 15% Canadian withholding tax, pursuant to Article XI
(2) of the Treaty.


ITEM 8. SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

Summary Financial Information

The summary financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then translated to Canadian Dollars. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. See "Report of Independent Auditors" and "Consolidated Financial Statements". All information should be considered in conjunction with our consolidated financial statements and the notes contained elsewhere in this Form 20-F.

                                  Periods Ended
                      (in thousands, except per share data)

------------------------------------------------------------------------------------------------------------------
                        December 31,    March 31,       March 31,      March 31,      March 31,       March 31,
                           1999           1999            1998           1997           1996            1995
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Revenue                  $109,817       $133,303        $70,811        $50,110        $22,932         $3,931
------------------------------------------------------------------------------------------------------------------
Gross Profit              $13,986       $17,691         $14,401         $9,099         $5,489          $814
------------------------------------------------------------------------------------------------------------------
Net Income                 $(91)          $515           $797            $838           $323          ($146)
------------------------------------------------------------------------------------------------------------------
Net Income Per Share      $(0.02)         $.03           $.06            $.06           $.04          ($.02)
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Balance Sheet Data      December 31,    March 31,       March 31,      March 31,      March 31,       March 31,
                           1999           1999            1998           1997           1996            1995
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Total Assets                $58,172       $50,687         $32,499        $19,926        $11,725         $8,223
--------------------------------------------------------------------------------------------------------------------
Long Term Debt              $2,018         $2,285          $881            $115           $111          $1,080
--------------------------------------------------------------------------------------------------------------------
Total Liabilities           $41,964       $44,018         $26,658        $14,042         $7,123         $7,382
--------------------------------------------------------------------------------------------------------------------
Shareholders' Equity        $16,208        $6,669         $5,842          $5,884         $4,602          $841
--------------------------------------------------------------------------------------------------------------------

The information for the period ended December 31, 1999 are for the nine months then ended. The information for the periods ended March 31 of 1999, 1998, 1997 and 1996 are for the years then ended. The information for the period ended March 31, 1995 are for the seven months then ended, due to a change in our fiscal year end.

Exchange Rate

The following table sets forth the exchange rate for one Canadian Dollar expressed in terms of one United States Dollar for the past four years ending December 31, 1998.

                             Year Ended December 31

--------------------------------------------------------------------------------
              Year's High      Year's Low     Year's Average    Year's Close
--------------------------------------------------------------------------------
1998             $1.57            $1.40            $1.48            $1.53
--------------------------------------------------------------------------------
1997             $1.43            $1.33            $1.38            $1.42
--------------------------------------------------------------------------------
1996             $1.38            $1.33            $1.36            $1.36
--------------------------------------------------------------------------------
1995             $1.42            $1.32            $1.37            $1.36
--------------------------------------------------------------------------------

The exchange rates are based on monthly averages published by the Federal Reserve for the noon buying rate in New York City for cable transfers and foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. As of December 27, 1999, the exchange rate was 1.46 Canadian Dollars for one U.S. Dollar.

Dividends

To date, we have paid no dividends on our Common Stock and we have no current plans to pay dividends for shares of our common stock in the future.

Our Series A Preferred Shares, which have now been fully redeemed or converted, were paid a preferred dividend rate of 6.5% per year. During the fiscal year ended march 31, 1999 dividends of $163,322 were paid on the Series A Preferred Shares.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then translated to Canadian Dollars. Except as otherwise specified in this Form 20-F, all monetary amounts specified in this Form 20-F have been presented in Canadian Dollars. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. See "Report of Independent Auditors" and "Consolidated Financial Statements." All information should be considered in conjunction with our consolidated financial statements and the notes contained elsewhere in this Form 20-F. Significant differences between generally accepted accounting principles in Canada and in the United States are disclosed in Item 17.

CURRENT TRENDS AND EVENTS SUBSEQUENT TO AUDITED FINANCIAL STATEMENTS.

COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 1999 TO THE NINE MONTHS ENDED DECEMBER 31, 1998

Results of Operations


     Revenues. Our revenues were $109.8 million in the nine months ended December 31, 1999, representing an increase of 12.1% over our revenues of $98.0 million in the comparable period in 1998. Our distribution business accounted for approximately 93% of our total revenues during the 1999 period and 93% during the 1998 period.

     The increase in our revenues in the 1999 period principally reflected the net effect of the following changes relating to our distribution business.

     1. Our revenues in Australia from the distribution of computer-based technology products increased by approximately $23.5 million. This increase reflected a combination of internal growth and growth from acquisitions of approximately $9 million

     2. Our revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $4.7 million. This decrease principally reflected the fact that, when the Digital Equipment Corporation was acquired by Compaq in June 1998, we lost our exclusive right to distribute Digital personal computers in New Zealand and instead obtained a non-exclusive right to distribute Compaq personal computers. As a result, we began to face competition from three other authorized Compaq distributors. In addition, our revenues were negatively impacted because towards the end of 1999 some customers reduced their purchases due to concern over Year 2000 issues.

     3. Our revenues in New Zealand from the distribution of telecommunication products decreased by approximately $9 million. This decrease primarily reflected the fact that a new competitor entered the market in February 1999

     During the periods under discussion, the revenues from our other business lines were approximately as follows: (i) computer consulting ($4.4 million in the 1999 period and $4.1 million in the 1998 period); (ii) proprietary software applications ($1.9 million in the 1999 period and $1.4 million in the 1998 period); and (iii) technical services ($0.1 million in the 1999 period and $1.9 million in the 1998 period).

     During 1999, substantially all of the revenues relating to our proprietary software applications were attributable to certain call center services that we provide for a fee. These services are provided using our proprietary software and, accordingly, revenues from these service are classified as being part of our proprietary software business.

     Gross Margin. On an overall basis our gross margin as a percentage of revenues was constant at 13.1% during both periods under discussion. However, the gross margin as a percentage of revenues of our business lines changed as discussed below:

     1. The gross margin of our distribution business increased to 9.3% of revenues in the 1999 period from 9.0% in the 1998 period. This increase primarily reflected the fact that computer-based products, which generally have a higher margin than telecommunication products, accounted for a greater percentage of our sales mix in the 1999 period.

     2. The gross margin of our consulting business increased to 43.0% of revenues in the 1999 period from 37.0% in the 1998 period. This increase primarily reflected the fact that we expanded into the Australian market in 1999 and were able to achieve higher margins in this market.

     3. The gross margin of our proprietary software business decreased to 42.3% in the 1999 period from 53.1% in the 1998 period, reflecting higher costs in connection with our call center operation.

     4. The gross margin of our technical services business decreased to 68.0% in the 1999 period from 73% in the 1998 period, reflecting higher costs.

     Operating Expenses and Operating Income. Our operating expenses increased to $13.9 million, or 12.7% of revenues, in the nine months ended December 31, 1999, from $12.1 million, or 12.4% of revenues, in the comparable period of
1998. Our operating expenses in the 1999 period included approximately $2.0 million of expenditures related to the development of our proprietary software applications up from $1.1 million in the 1998 period. These expenditures are expected to provide benefits in future periods as we commercialize our products, but negatively impacted our results in 1999 and 1998.

     Set forth below is additional information concerning certain components of our operating expenses:

     1. Depreciation and Amortization. These expenses decreased to $889,802, or 0.8% of revenues, in the 1999 period from $1.3 million, or 1.2% of revenues, in the 1998 period. This decrease in the 1999 period is primarily attributable to the fact that certain assets carried on our 1998 balance sheet related to our leasing of equipment to customers are now treated as off-balance sheet items for the reasons discussed in note 7 to our consolidated financial statements included elsewhere herein.

     2. Net interest expense. Our net interest expense increased to $845,120 in the 1999 period from $779,281 in the 1998 period. This increase was primarily attributable to (1) long-term mortgage financing that we incurred in October 1998 when we acquired a new headquarters facility,
          (2) increased borrowing required to support our revenue growth in 1999 and (3) increased interest payable to our vendors due to late payments. This increase was partially offset by the fact that interest charges recorded in 1998 relating to our leasing of equipment to customers were not recorded in 1999 because these leases are now treated as off balance sheet items for the reasons discussed in note 7 to our consolidated financial statements included elsewhere herein.

     3. Salaries and Commissions. These expenses increased to $7.9 million, or 7.1% of revenues, in the 1999 period, from $5.4 million, or 5.5% of revenues, in the 1998 period. This increase was principally attributable to growth in headcount throughout our organization due to acquisitions and additional hiring. We believe that this increase in personnel is necessary to support our future growth and should provide benefits in future periods.

     4. Other Operating Expenses. These expenses were $4.3 million, or 3.9% of revenues, in the 1999 period and $4.7 million, or 4.8% of revenues, in the 1998 period. Other operating expenses in the 1999 period included a $160,000 write-down in the value of certain computer equipment held for rental to customers.

     Operating Income. Our operating income decreased to $78,795 in the 1999 period from $0.7 million in the 1998 period, primarily reflecting the increase in our operating expenses as a percentage of revenues discussed above.

Equity accounted losses of associated company. These losses amounted to $67,256 in the 1999 period and $67,177 in the 1998 period. These losses represent our share of the losses of Highway Technology Limited, a company in which we have a 20% equity interest.

Liquidity and Capital Resources

     Recent Financing Transactions

Set forth below is information concerning certain financing transactions that we completed subsequent to March 31, 1999:

     1. In July 1999, we sold in a private placement 1,000,000 units at a price per unit of either $1.25 or $1.00. Each unit was comprised of
          (1) a common share and (2) a warrant to purchase an additional common shares at a price of $1.25 per share. We received gross proceeds of $1.1 million from this transaction.

     2. In December 1999, we sold in a private placement 1,800,000 special warrants at a price per special warrant of $2.70. Each of these warrants may be exchanged, without additional consideration, for one common share plus a warrant to purchase one-half of a common share at a price of $1.575 per one-half share. We received gross proceeds of $4.9 million from this transaction. In connection with this transaction, we issued agents' options to purchase 486,000 common shares at an exercise price of $3.15 per share.

     3. In January 2000, we sold in a private placement 1,800,000 special warrants at a price of $6.25 per special warrant. Each of these warrants may be exchanged, without additional consideration, for 1.1 common share. We received gross proceeds of $11.3 million from this transaction. In connection with this transaction, we issued to a broker a warrant to purchase 228,400 common shares at an exercise price of $6.25 per share.

Our aggregate net proceeds from the financing transactions described above amounted to approximately $15.8 million.

Funding of Our Operations. In the nine months ended December 31, 1999, compared with the nine months to December 31, 1998, the cash generated from our business was not sufficient to completely fund the cash outlays associated with our business. More specifically, our cash from operating activities was negative $3.6 million, compared with a positive 2.5 million in 1998, and our cash from investing activities was negative $886,913 compared to negative 4.9 million in 1998. We principally funded our 1999 cash shortfall from the proceeds of the financing transactions described above while mortgage finance was raised during 1998 to fund the purchase of new premises in Auckland, New Zealand which gave rise to the negative cash flow from investing activities during that period.


We had cash-on-hand of approximately $6.8 million as of March 31, 2000, representing the remaining net proceeds of the financing transactions described above. We estimate that our currently available cash resources are adequate to support our existing operations at their current levels for the next 12 months without additional financing. However, we plan to seek additional financing before then in order to grow our business. More specifically, we may seek additional financing for a variety of purposes, including (1) expanding our product development efforts, (2) marketing our proprietary product and (3) making additional acquisitions. We cannot, however, be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us.

Our Accounts Receivable Financing Facility. In July 1999, we obtained a financing facility from The National Bank of New Zealand that allows us to borrow, on a revolving basis, up to 80% of the value of our eligible accounts receivable. The maximum amount that can be outstanding under this facility at any time is New Zealand $20 million (equivalent to Cdn. $15.0 million, based on the exchange rate on December 31, 1999). Outstanding loans under this facility bear interest at a floating rate of interest equal to 0.5% above the 90 day bank rate. As of April 20, 2000, the outstanding amount under this facility was $13.7 million and the applicable interest rate 6.4%.

Certain Balance Sheet Changes.

Set forth below is certain information concerning changes in our December 31, 1999 balance sheet relative to our March 31, 1999 balance sheet.

We completed a number of financing transactions subsequent to March 31, 1999, as described above. These transactions are the principal reason why (1) our cash increased to $5.4 million at December 31, 1999, from zero at March 31, 1999, (2) our working capital increased to $8.4 million at December 31, 1999 from a deficit of $330,247 at March 31, 1999 and (3) our shareholders' equity increased to $16.2 million at December 31, 1999 from $6.7 million at March 31, 1999.

During the nine months ended December 31, 1999, we borrowed under our accounts receivable financing facility and used the proceeds to reduce our payables. This is the principal reason why (1) our financing facility indebtedness increased to $11.1 million at December 31, 1999, from $3.2 million on March 31, 1999, and (2) our accounts payables decreased to $23.9 million at December 31, 1999, from $36.6 million on March 31, 1999.

Our deferred development costs increased to $1.5 million at December 31, 1999, from $1.3 million on March 31, 1999. This increase principally reflected deferred development costs relating to our Supercession product.

COMPARISON OF LAST THREE FISCAL YEARS:

COMPARISON OF YEAR ENDED MARCH 31, 1999, TO YEAR ENDED MARCH 31, 1998

Liquidity and Capital Resources. Our total assets increased approximately 56% to $50.7 million during the fiscal year ended March 31, 1999 from $32.5 million during the fiscal year ended March 31, 1998. Our total current assets increased approximately 55% to $41.4 million from $26.6 million. The increase in current assets resulted from (1) the 65% increase in our accounts receivable to approximately  $23  million  and  (2) a  58%  increase  in  our  inventories  to approximately $15.3 million. The increases in our accounts receivable and inventories correspond favorably with increased sales, with our revenue increasing 88% in fiscal year ended March 31, 1999, compared to the previous year.

Our current liabilities have increased from $25.8 million in the fiscal year ended March 31, 1998 to $41.7 million in the fiscal year ended March 31, 1999, an increase of $15.9 million or 62%. The major components of this increase are
(i) $1,189,000 of our current liabilities had no corresponding amount in 1998 because a number of companies were either formed or acquired during the fiscal year ended March 31, 1999, (ii) current liabilities for Sealcorp Australia rose to $9,734,000, and increase of 211% compared to the fiscal year ended March 31, 1998, which matched the 76% increase in Sealcorp Australia's value of products and services sold, (iii) Sealcorp Australia negotiated extended credit terms with key suppliers, due to the need to carry higher levels of stock in a rapidly expanding market, (iv) the current liabilities of STG increased 39% to $22.5 million compared to the fiscal year ended March 31, 1998, which was again due to the rapid growth in this business where the value of products sold increased 397% from 1998 to 1999, and (v) the general increase in business activity of all business units together with our extension of credit terms to despite increasing cash flow requirements.

The increase in our long term debt from $881,070 to $2.3 million results from Brocker NZ's purchase of new premises in Auckland, New Zealand on October 1, 1998. The purchase price of NZ$3.825 million was financed by a mortgage of NZ$3.045 million. As of March 31, 1999, the outstanding balance of that mortgage was approximately NZ$2.9 million. The new premises have allowed the consolidation of our operating businesses to one location and provides ample space for continued growth.

Certain of the customers of Easy PC obtain financing of their purchases through an arms' length financing company. Prior to March 1999, Easy PC was exposed to recourse from the individual finance agreements and the financing arrangements together with the associated assets reflected on our balance sheet. During March 1999, the terms of the arrangement between Easy PC and the financing company were changed and Easy PC was released from substantially all of the recourse from the individual finance agreements and, accordingly, the liabilities and associated assets were eliminated from our balance sheet.

The amount of our working capital decreased from $810,699 in 1999 to ($330,247) with a significant increase in our current liabilities. We completed a fully subscribed private placement of 1,000,000 units, consisting of one share of our common stock and one non-transferable warrant entitling the holder to purchase one share of our common stock, to raise proceeds of $1,070,000 which introduced additional equity to increase our working capital. We have continued to receive cash from operations, and we anticipate being able to fund current operations and capital expenditures with existing cash and short term financial arrangements. We anticipate that additional funds will be required to sell and market our intellectual property products on a global basis.

Results of Operations. For the fiscal year ending March 31, 1999, our revenue increased approximately 88.3% from $70.8 million in fiscal year ending March 31, 1998 to approximately $133.3 million in fiscal year ending March 31, 1999. Our New Zealand based revenues spurred by the growth in the mobile telephone marketplace increased to $109.9 million in fiscal year ending March 31, 1999, which comprised more than 82% of our total revenues. Our Australian revenues increased approximately 73% from approximately $13.5 million in fiscal year ending March 31, 1998 to $23.4 million in fiscal year ending March 31, 1999.

Our gross profit increased to approximately $17.7 million, an increase of 22.8% over the fiscal year ending March 31, 1998. The increased gross profit business in absolute terms is a result of increased operations. The decreased gross profit percentage is a result of the size of the telecommunications distribution business which generates low margins in comparison to other business units. The margin of this business is low due to the equally low business risks in relation to other business units.

The increase in our depreciation and amortization expense at $2,010,703 is because the increase in our assets and the increased information technology depreciation following the implementation of the software systems developed by PeopleSoft. Our net interest expense increased to approximately $1.4 million which was a result of (1) the financing of our new premises in Auckland, New Zealand, and (2) the increase in interest payments for the increased borrowings during the period.

Our other expenses accounted for approximately $7 million, a 66.7% increase. This is due to our acquisitions of PowerCall, ImageCraft, Easy PC, Pritech and 1 World. Our product and development expenses also increased over the year resulting from our emphasis on the development of e-commerce and information management in software products.

Our net earnings of $514,814 were reduced by 35.4% compared to the previous year. The primary reason for the decrease in net earnings is that we invested significantly in product development, specifically, the development of e-commerce and information management software products. Accordingly, earnings per share were reduced similarly to $.03 per share.

Acquisitions. On May 15, 1998, Brocker NZ acquired Pritech for initial cash consideration of NZ$265,620. The purchase price was determined to be an amount equal to the net profit earned by Pritech for the fiscal year ended September 30, 1998, multiplied by 4. Additional consideration, however, is only payable based on the cash received by Pritech for the fiscal years ending September 30, 1999 to 2000. Therefore, any additional purchase price must be subsequently earned by Pritech, during that period, before such additional purchase price is payable. Any additional purchase price will be paid by the issuance by the Company of shares of the Company's common stock.

On June 16, 1998, Brocker NZ acquired 1World for initial cash consideration of NZ$103,750. The maximum purchase price was determined to be an amount equal to the net profit earned by 1World for the fiscal year ended March 3, 1999, multiplied by 4. Additional consideration, however, is only payable based on the cash received by 1 World for the fiscal years ending March 31, 2000 to 2001. Therefore, any additional purchase must be subsequently earned by 1 World, during that period, before any such purchase price is payable. Any additional purchase price will be paid by the issuance by the Company of shares of the Company's common stock.

On February 8, 1999, SealCorp Australia acquired the net assets of Q*Soft for a cash consideration of AU$150,000.

COMPARISON OF YEAR ENDED MARCH 31, 1998 TO YEAR ENDED MARCH 31, 1997

Liquidity and Capital Resources. During the comparison period, our total current assets increased approximately 56% from $17 million at March 31, 1997 to $26.6 million at March 31, 1998. The majority of that amount is represented by accounts receivable, which increased approximately 56% from $8.9 million at March 31, 1997 to $13.9 million at March 31, 1998. This increase was primarily due to the significant increase in our sales in the latter months of the fiscal year ended March 31, 1998, compared to the same period in the prior year, due to the successful negotiation of a contract to distribute cellular technology for Telecom New Zealand Limited. The other increase was in our inventory, which increased from $6.1 million to $9.7 million during the comparison period, an increase of approximately 58%. Our increased inventory was required because of more turnover anticipated for the first quarter of the new year, a significant increase from the comparable period in the previous year.

Our current liabilities increased from approximately $13.9 million to $25.8 million during the comparison period, which was primarily a result of a 60% increase in our accounts payable (from $10.9 million to $17.4 million) and was comparable to the increase in our inventory (increased by approximately 58%). The inclusion of $1.0 million in liabilities results from our rental finance liability (which totaled $1.9 million), whereas the offsetting asset entry of $1.9 million was included in capital assets. Including the entry in capital assets, as opposed to current assets, which affects the funds specified as our working capital, was required pursuant to relevant accounting standards.

In addition, our current asset financing facility increased from $1.0 million to $5.8 million during the comparison period to finance our working capital requirements. We were required to replace financing provided by a financial institution that was withdrawing from the New Zealand market. We negotiated new financing on more favorable terms and conditions with a decreased interest rate and an increased credit limit.

Our working capital decreased from $3.1 million at March 31, 1997 to $1.3 million at March 31, 1998, a reduction of approximately 58%. Although our assets increased significantly, there was an even greater increase in our liabilities, an increase of approximately 85%. The increase in our liabilities principally relates to the increase in our accounts payable referred to above. We recognize that, to continue our growth, additional funds were required for our working capital.

Our total assets increased from $19.9 million to $32.5 million, or an increase of approximately 63%. Our balance sheet specifies an increase in capital assets of $2.5 million to $3.7 million during the comparison period, an increase of approximately 213%. However, $1.9 million of this amount relates to the off-setting rental finance liability referred to above. The $1.9 million entry resulted in an actual net increase in capital assets of $2.5 million, the majority of which was invested in computer hardware as part of the information services upgrade completed by us during the fiscal year ended March 31, 1998.

Results of Operations. We experienced a significant increase in revenues, with sales for the fiscal year ended March 31, 1998 totaling $70.8 million, an increase of approximately 41.3% over the $50.1 million achieved in the previous year. Sales in our Australian operations increased by approximately 14% for the fiscal year ended March 31,1998, compared to sales achieved in the fiscal year ended March 31, 1997. In our New Zealand operations, where the majority of our revenue is earned, sales increased 50% from $38 million to $57 million. Decreased per unit sales prices for computer hardware were offset by increased volumes and additional sales, in addition to revenue from services such as consulting and training activities.

Our gross profit increased from $9.1 million to $14.4 million during the comparison period (an increase of approximately 58.3%) and our gross profit as a percentage of our sales increased from 18.2% in the previous year to 20.3% in the fiscal year ended March 31, 1998. The increase was achieved in spite of declining gross profit percentages industry-wide in the computer distribution business. Our increased gross profit percentage is attributable to our acquisition strategy of expanding computer distribution and develop additional sales using relationships with suppliers and customers. Apart from Sealcorp Telecommunications Group Limited, a company established to distribute cellular technology and which operates at a low margin, we continued to invest in companies in associated segments of the technology business, our emphasis was on operations with increased gross profit percentages.

The increase in our depreciation and amortization expense (an increase from $0.4 million to $1.7 million) is a result of the inclusion of depreciation associated with assets financed using a recourse arrangement with an independent finance company for one of our acquisitions during the fiscal year ended March 31, 1998 (Easy PC Ltd.). That increased depreciation is $0.9 million, with $0.2 million included in our net interest expense amount. These amounts are off-set by a comparable in our revenue of $1.1 million. Our balance sheet was also affected by the total recourse debt of $1.9 million included in our liabilities, with a comparable figure included in our capital assets. The potential defaults were not considered significant, considering the risk of 421 individual contracts and the minimal losses experienced. We experienced 7 defaults with the total write offs totaling $7,000 during the fiscal year ended March 31, 1998.

Our interest expenses increased from $0.2 million to $0.7 million, as a consequence of (1) our increased working capital requirements to support increased borrowings, as a result of increased revenue, and (2) the treatment of Easy PC Ltd., as specified above. Our other expenses, including salaries, commissions and other operating expenses increased by approximately 48%.

Our net income of $0.80 million decreased from the $0.84 million achieved in the prior comparison year, a decrease of 4.9%. Although our net income was less than our anticipated net income, we believe that the strategies implemented by us during the fiscal year ending March 31, 1998, should ensure results from our acquisitions and activities in fiscal year ended March 31, 1999 and subsequent years. Our first quarter results for the fiscal year ended March 31, 1999 supports this belief, with our net income increasing from $4,085 to $329,703 for the comparable period. Earnings per share at $0.06 per share were at the same as last year, which was a continuation of the continual increase in earnings per share for the years 1994 to 1997.

Acquisitions. At the outset of the fiscal year ended March 31, 1998, we completed the acquisition of ICS, a company with revenue from the servicing of telecommunications equipment. ICS also has opportunities for the design and development of cellular based telecommunications products. ICS has sales in the Australian telecommunications market and we anticipate increasing the number of our global customers.

A similar business existed in Powercall (acquired by us in May 1997) where revenue was earned from call center operations, with product development concentrated on computer telephony integration.

We identified the rental and leasing of computer equipment as a complementary to our primary technology. In July 1997, we completed the acquisition of Easy PC, a company specializing in full service rental and leasing operations for computer equipment.

With our intent to establish a larger international market for some of our products, we have identified various acquisition opportunities of start-up operations. The acquisition of Image Craft was determined to be an opportunity for us to enhance Image Craft's digital imaging products and the services that had been established in New Zealand, and promote these products and services internationally. Subsequent to our acquisition of Image Craft, a new operation has been established in Australia and we are negotiating opportunities in North America. At the conclusion of the fiscal year ended March 31, 1998, we completed 2 acquisitions (Pritech and

Microchannel Ltd.) which provided us with additional opportunities in distribution of products, in addition to project management, consulting and training services, based upon Lotus products. These acquisitions, also, provide additional international marketing and distribution opportunities.

Our presence in Australia has increased from an initial sales office and distribution operation for SealCorp Australia to include the distribution operations from the various companies which we have acquired, including Sourceware, TGE and 1World. Although there was a $0.4 million loss for fiscal year ending March 31, 1998, the second half of the year was profitable. Based on the results for the first quarter of fiscal year ending March 31, 1999, we believe that our Australian operations will be profitable.

Impact of the Year 2000. The Year 2000 (commonly referred to as "Y2K") issue resulted from the fact that many computer programs were written using two, rather than four, digits to identify the applicable year. As a result, many people were concerned that computer programs with time-sensitive software might recognize a two digit code for any year in the next century as related to this century. For example, "00", entered in a date-field for the year 2000, might be interpreted as the year 1900, resulting in system failures or miscalculations and disruptions of operations, including, among other things, a temporary inability to process transactions or engage in other normal business activities. While companies and governments in the United States spent an estimated $150 billion to $225 billion repairing the problem, countries like Russia and China, which spent relatively minor amounts, seemed to clear the New Year's Day hurdle with equal success. Major news media in the United States are reporting that, after years of work and billions of dollars spent repairing the Year 2000 computer glitch, the technological tranquility of New Year's Day 2000 has raised a new concern that the United States and other countries overreacted to this problem. While it is still too soon to state positively that the Y2K transition has passed without mishap, we believe that Y2K issues will not have a material adverse affect on our business.


ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Potential Risks and Uncertainties

General and Economic Risk. Our New Zealand operations represent the major geographical component of our business. Last year New Zealand operations contributed approximately 82.4 % of our turnover for the year ended March 31, 1999, and, accordingly, represents one of the major considerations in terms of future uncertainties. Our operations have not been detrimentally influenced by the Asian financial situation. Despite the media focus on negative issues, we believe the underlying fear of the Asian financial situation significantly impacting the New Zealand economy may have been over emphasized. For example, New Zealand's export earnings are up on last year. New markets have been developed for exports, and New Zealand has become an attractive tourism destination to other nationalities.

We believe the continued acceptance of technology-based products, including computers and cellular telephones, has indicated no sign of declining to the point of impacting us.

Industry and Market Risk. The computer industry has experienced decreasing prices as technological developments continue to evolve and the margins on products decrease. Recognizing this trend some time ago, we embarked on a program to increase the products we distribute, in addition to the traditional personal computer hardware and software that previously formed the majority of our business.

Currency and Exchange Rate Risk. We hedge normal trading arrangements when possible, by purchasing using the currency of sale. For example, New Zealand operations purchase in New Zealand Dollars, even for goods supplied from Australia or Asia. Major suppliers to SealCorp and STG use this practice. However, for some vendors this is not always possible and, in those situations of significant risk, we purchase foreign currency risk insurance, particularly where purchases are made to satisfy specific sales contracts.

Apart from trading arrangements, our key currency exposures relate to the geographic location of the assets of our operations in New Zealand, Australia and Canada. During recent times, fluctuations in exchange rates have adversely impacted the value of our assets when denominated in Canadian Dollars.

We have occasionally used a very limited number of forward exchange contracts and currency options to hedge purchases of inventory in foreign currencies. Our exchange rate commitments are intended to minimize the exposure to exchange rate movement risk on the cost of our products and on the price we are able to sell those products to our customers. We do not use foreign exchange instruments for trading or any other purpose.

The only risk inherent in using forward contracts is the potential that the New Zealand Dollar will move favorable against the foreign currency that has been hedged. This is an opportunity cost, which is mitigated by the certainty of pricing that results from the hedge, which is of course the purpose of the transaction, to remove the downside risk.

No forward exchange contracts have been entered into during the current financial year. During the fiscal year ended March 31, 1998, the average value of these forward contracts amounted to NZ$1,232,000 and were entered as a hedge against New Zealand purchases made in Australian dollars. Since then the majority of our major suppliers have changed from invoicing in their home currency, to invoicing in New Zealand Dollars. This should eliminate our exchange risk on the transactions and, therefore, eliminates the need for foreign exchange hedging.

Reliance on Telecom New Zealand

     Our business relating to the distribution of wireless telecommunication products is primarily dependent upon our agreement with Telecom New Zealand. Sales of wireless telecommunication products under this agreement represented approximately 57% of our revenues for the fiscal year ended March 31, 1999. The termination or non-renewal of this agreement, or a reduction in sales under it, would have a material adverse affect on us. Telecom has entered into a similar arrangement with another company, which is now in competition with us in that market.

     The agreement with Telecom is also important to us because under the agreement: (i) Telecom is required to protect us against many of the risks associated with this business, such as bad debts, product obsolescence and excess inventory; and (ii) we are required to limit our net profit margin percentage, from this business to a level lower than is typical for this industry.


ITEM 10. MANAGEMENT

Our Directors and Officers

Michael B. Ridgway of Auckland, New Zealand has been both our Chief Executive Officer of the Company and a member of our Board of Directors since December 1994. Prior to 1994, Mr. Ridgway was the Managing Director of SealCorp Computer Products Limited (which is now a subsidiary of the Company) since 1987 when he founded SealCorp. SealCorp was sold to us in 1994 and is now the main trading subsidiary.

Richard Justice of Auckland, New Zealand has been both our Chief Financial Officer and a member of our Board of Directors since September 1997 and was appointed Chief Operating Officer in October 1999. Prior to be appointed Chief Financial Officer, Mr. Justice was the Financial Controller of SealCorp Computer Products Limited since 1993. Mr. Justice has held various management positions with distribution corporations prior to establishing Abacus Management Services Limited, a consultancy corporation. Mr. Justice completed his Masters of Business Administration from Auckland University in 1990 and has been a licensed accountant in New Zealand since 1979.

Casey J. O'Byrne of Edmonton, Alberta has been our Chairman of the Board since November 1998 and has been a member of our Board of Directors since our incorporation in November 1993. Mr. O'Byrne is a lawyer and has been practicing with the firm of Tarrabain O'Byrne & Company in Edmonton, Alberta since 1990. Mr. O'Byrne has been practicing law in Alberta, Canada since he graduated from the University of Cambrensis School of Law in the United Kingdom in 1984.

Andrew J. Chamberlain, of Edmonton, Alberta is our Corporate Secretary since being appointed in November 1998 and was elected to our Board of Directors on December 14, 1999. Mr. Chamberlain is a lawyer and has been practicing with the firm of Chamberlain-Hutchinson in Edmonton, Alberta since 1997. Prior to 1997, Mr. Chamberlain practiced law in Alberta, Canada with Davies & Co. since he graduated from the University of Alberta School of Law in 1984.

Julia A.E. Clarkson of Allston, Massachusetts has been a member of our Board of Directors since October 1998, and has been a member of Retail Startup CC, LLC, an operator of retail dry cleaning outlets in Newton, Massachusetts since July 1998. Ms. Clarkson completed her Masters of Business Administration from Harvard University in 1998. From 1994 to 1996, Ms. Clarkson was a consultant for Mercer Consulting (formerly Corporate Decisions Inc.). From 1992 to 1994, Ms. Clarkson was a financial analyst in the New York investment banking division of Morgan Stanley.

Daniel Hachey of Toronto, Ontario has been a member of our Board of Directors since January 1998. Mr. Hachey is the Vice-President and director of Corporate Finance of HSBC James Capel Canada Inc. Prior to holding this position, he was Senior Vice President and director of Midland Walwyn Capital Inc.

Key staff of subsidiary companies

Mike O'Brien is our Sales Manager of Vendor Services. Mr. O'Brien's experience has grown rapidly with the new cellular distribution channel during the last 3 years. Mr. O'Brien has a strong technical background developed over 8 years with Telecom and more recently, 6 years consulting in London to the finance and communication industries in project design, implementation and coordination.

Hal Linstrom is our Operations Manager of Vendor Services. Mr. Linstrom. Previously, Mr. Linstrom was our General Manager of Mergers and Acquisitions, completing twelve acquisitions during four years. Mr. Linstrom had previously worked in various sales and marketing management positions and has held General Management positions in private companies.

Bruce Busbridge is our Sales Manager of Application Hosting Services, having joined the corporation on 3rd April, 2000, previously having been with Compaq Computers (NZ) Ltd as Business Development Manager.

Roger Carter is our Operations Manager of Application Hosting Services. Mr. Carter started ICS in 1978 after 7 years working for Pye Telecom. In 1994, Mr. Carter purchased the interests of the minority shareholders and changed the direction of ICS to concentrate on wholesale service and product design and manufacture, particularly for the export market. We acquired ICS in 1997.

Stephen Hassall is our General Manager Professional Services. Mr. Hassall joined us in 1995 as General Manager of SealCorp Computer Products Limited. In October 1998, Mr. Hassall was appointed our General Manager Marketing and Client Services. From 1987 to 1995, Mr. Hassall held several senior sales and marketing positions in the financial markets industry of New Zealand and Australia.

Richard MacLean is our Sales Manager of Application Development. Mr. MacLean has worked for several companies during the last decade in sales, marketing and technical roles in the IT&T industries of New Zealand and Australia.

Gerrit Hattingh is our Engineering Manager of Application Development since 1st April 2000. Previously Gerrit was IT Manager of our subsidiary company Powercall Technologies Ltd.

Chris Spring is the General Manager of SealCorp Australia. Mr. Spring joined SealCorp Australia from OKI Australia, where he held the position of General Manager Sales and Marketing. Mr. Spring has 10 years industry experience in Australia.

Nick Lyttle is the General Manager of Powercall. Upon completing his degree as a Veterinary Surgeon and engaging in several years of successful private practice, Mr. Lyttle became the Managing Director of Christchurch based Canterbury Voice Mail and, in addition, now manages Powercall in Auckland. Both these companies specialized in advanced IVR solutions and CTI development serving a significant number of customers throughout New Zealand.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

For the last completed financial year, the aggregate cash compensation, including bonuses, of all our directors and executive officers specified above was $519,356. The aggregate set aside by us to provide pension, retirement or similar benefits to those directors and officers was approximately ten percent (10%) of the aggregate cash compensation of the executive officers as a group.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Incentive Stock Options

As of May 19, 2000, the following options to purchase our securities were outstanding:


=============================================================================================
        Name of Optionee     Balance of Outstanding    Exercise Price  Expiration of Option
        ----------------    Shares Subject to Option   --------------  --------------------
                            ------------------------
---------------------------------------------------------------------------------------------
Michael Ridgeway*                    30,000                 $1.90      November 20, 2002
---------------------------------------------------------------------------------------------
Michael Ridgeway*                   200,000                $11.25      February 29, 2005
---------------------------------------------------------------------------------------------
Richard Justice*                    118,000                 $1.41      July 2, 2004
---------------------------------------------------------------------------------------------
Casey O'Byrne*                      145,000                 $1.18      January 12, 2001
---------------------------------------------------------------------------------------------
Casey O'Byrne*                       57,000                 $1.31      January 12, 2001
---------------------------------------------------------------------------------------------
Casey O'Byrne*                      100,000                $11.25      February 29, 2005
---------------------------------------------------------------------------------------------
Hal Linstrom                         70,000                 $1.90      November 20, 2002
---------------------------------------------------------------------------------------------
Hal Linstrom                         50,000                 $1.41      July 2, 2004
---------------------------------------------------------------------------------------------
Steve Hassall                        70,000                 $1.90      November 20, 2002
---------------------------------------------------------------------------------------------
Steve Hassall                        50,000                 $1.41      July 2, 2004
---------------------------------------------------------------------------------------------
Mike O'Brien                         50,000                 $1.41      July 2, 2004
---------------------------------------------------------------------------------------------
Chris Spring                         31,000                 $1.41      July 2, 2004
---------------------------------------------------------------------------------------------
Richard MacLean                      31,000                 $1.41      July 2, 2004
---------------------------------------------------------------------------------------------
Roger Carter                         16,000                 $1.41      July 2, 2004
---------------------------------------------------------------------------------------------
Julia Clarkson*                      50,000                 $1.50      November 30, 2003
---------------------------------------------------------------------------------------------
M. O'Brien                           70,000                 $1.90      November 20, 2002
---------------------------------------------------------------------------------------------
Gillian Morgan                       20,000                 $1.90      November 20, 2002
---------------------------------------------------------------------------------------------
Nigel Guthrie                        20,000                 $1.90      November 20, 2002
---------------------------------------------------------------------------------------------
Chris Spring                         50,000                 $1.90      November 20, 2002
---------------------------------------------------------------------------------------------
Gillian Morgan                       25,000                 $1.18      January 12, 2001
---------------------------------------------------------------------------------------------
Richard Preston                      15,000                 $1.18      January 12, 2001
---------------------------------------------------------------------------------------------
Andrew J. Chamberlain*               50,000                $11.25      February 29, 2005
---------------------------------------------------------------------------------------------
Officers and Directors as           750,000            $1.18 - $11.25  January 12, 2001 -
a Group                                                                February 29, 2005
=============================================================================================

* Directors and/or officers of the Company

Share Purchase Warrants

As of December 27, 1999, the following warrants of the Company were outstanding, entitling the holder thereof to purchase one common share for each warrant exercised:

================================================================================
Number of Warrants Outstanding    Exercise Price             Expiration Date
------------------------------    --------------             ---------------
--------------------------------------------------------------------------------
           1,000,000                  $1.25                 January 16, 2002
--------------------------------------------------------------------------------
             486,000                  $3.15                    June 15, 2001
--------------------------------------------------------------------------------
             228,400                  $6.25                 January 21, 2002
================================================================================

We have issued 1,800,000 special warrants, each of which is exchangeable for a unit, each unit consisting of one common share and one half share purchase warrant. Two half share purchase warrants shall, together, entitle the holder to purchase one additional common share at a price of $3.15 per share if exercised by June 15, 2001.

We have issued a further 1, 800,000 special warrants, each of which is exchangeable for 1.1 Common Shares.

Other than disclosed in this 20-F, no treasury shares or other securities of the Company are now the subject of any transaction, sale or option agreement.


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

Conflicts of Interest

One or more of our directors or officers may also serve as directors or officers of other companies engaged in similar business ventures. Accordingly, business opportunities may be offered to a director or officer involved with us and other companies. As a result, there may be situations which involve a conflict of interest. Our directors and officers will at all times use their best efforts to act in our best interests. Any interested director would be required to declare the nature and extent of his or her interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Our Secretary and a director, Andrew Chamberlain, is also a director of Loma Oil & Gas Limited, an Alberta corporation ("Loma Oil"), and Interex Minerals Limited, an Alberta corporation, both of which are reporting companies on the Canadian Venture Exchange.

None of our other officers or directors of the Company are officers or directors of other reporting corporations.

Related Party Transactions

1. Brocker New Zealand entered into a loan agreement with Highway Technologies Limited for a maximum of One Million Five Hundred Thousand ($1,500,000) New Zealand Dollars. Interest is payable on these funds at thirty percent (30%) per annum. As of March 31, 1999, the amount advanced to Highway Technologies Limited was $689,523.

2. During the fiscal year ended March 31, 1996, we provided an interest-free short term loan characterized as an advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding on this loan at March 31, 1996 was $136,256.

3. In March 31, 1997, we provided an interest-free loan characterized as an advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding at March 31, 1997 was $71,390.

4. During the fiscal year ended March 31, 1998, we provided an interest-free loan characterized as an advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding at March 31, 1998 was $5,778.

5. During the fiscal year ended March 31, 1999, we provided an interest-free short term advance to Michael Ridgeway, our Chief Executive Officer. The balance outstanding at March 31, 1999 was $4,663.

6. We loaned $94,817 to Michael Ridgeway, our Chief Executive Officer. Interest on this loan accrues at 9.94% per annum and this loan is unsecured and is payable upon demand.

7. We loaned $130,000 to Casey O'Byrne, our Chairman of the Board. Interest on this loan accrues at 5% per annum and the loan is unsecured and is payable by December 21, 2002.

8. Our Directors have exercised certain stock options. The funds required to exercise these options have been lent to those directors by Brocker New Zealand. As of March 31, 1999, the amount outstanding on these loans was the aggregate amount of $749,375. The current market value of the shares of common stock held as security for these loans is in excess of $1.6 million dollars. The loan advanced to Richard Justice ($98,603) is interest free. Interest is charged on other loans at 7.5% per annum. The loan to each director is repayable on demand or within thirty (30) days of the individual ceases to be our employee or one of our subsidiaries. The beneficial ownership of such shares are held as security for the loan, and we retain the right to either sell or cancel such shares to settle any outstanding loan amounts. Employees may not sell or transfer such shares prior to the settlement of any amounts outstanding. The loans to our directors and officers are full recourse loans.

9. Directors of our various subsidiaries have advances owing as of March 31, 1999 totaling $193,124. In all situations, these directors were shareholders of the subsidiary prior to acquisition by Brocker New Zealand. The amounts outstanding will be repaid as the acquisitions are settled. No interest is charged on the amounts outstanding and the balances are included in other receivables.

10. Michael Ridgeway was issued 860,755 shares of our Series A Preferred Stock and warrants to purchase 148,500 shares of our no par value common stock at a price of $1.10 per share in consideration of the settlement of the indebtedness to Mr. Ridgeway in the amount of $920,889.34 New Zealand Dollars which is equal to approximately $860,755.62 Canadian Dollars. The indebtedness resulted from our purchase from Mr. Ridgeway and another party of the shares of common stock of SealCorp Computer Products Ltd. for a total price of $2,750,000 New Zealand Dollars which is equal to approximately $2,667,500 Canadian Dollars.


PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

Our Articles of Incorporation authorize us to issue an unlimited number of shares of common stock without nominal or par value, and 15,414,045 shares of such common stock are issued and outstanding as of May 19, 2000. The holders of the shares of our common stock are entitled to dividends as and when declared by our Board of Directors, to one vote per share at meetings of our shareholders, and, upon liquidation, to receive such assets as are distributable to the holders of such shares.

Escrowed Shares

We have outstanding 998,635 shares of our common stock held in escrow, which shares are subject to the terms of the following issued and escrow arrangements:

(a) Pursuant to an Escrow Agreement dated March 31, 1997 (the "ICS Escrow Agreement"), a total of 760,500 shares of our common stock have been deposited in escrow with Montreal Trust Company of Canada. The ICS Escrow Agreement provides that such shares may be released at the rate of one share for each $1.65 of cash generated by or from Industrial Communications Service Ltd., subject to a maximum of one-third of such shares being released each year. To date there have been no releases pursuant to the ICS Escrow Agreement.

(b) Pursuant to an Escrow Agreement dated April 1, 1997, the shares of our common stock purchased pursuant to the acquisition of the shares of common stock of Powercall are to be deposited in escrow. As of September 29, 1999, there are 238,135 shares of our common stock deposited in escrow to be released based on the cumulative cash generated by Powercall, using the share price at March 31, 1998.

(c) Pursuant to an Escrow Agreement dated December 24, 1997, the shares to be issued pursuant to the acquisition of NZ Online (currently Image Craft) are to be deposited in escrow. Once deposited, such shares are to be released based on cash generated by NZ Online for the years ended March 31, 1999 and March 31, 2000, using the share price as at March 31, 1998.

(d) Pursuant to an escrow agreement ("Easy PC Agreement") dated July 10, 1997 among Montreal Trust Company of Canada ("Easy PC Trustee"), the Company and Jonathon Barker, Moira Dobson, Riley Thorp Associates, Mick Laverty, Craig Philipson, Geoff Andoe and Jo Andoe ("Escrowed Easy PC Shareholders"), the Escrowed Easy PC Shareholders have deposited with the Easy PC Trustee an aggregate of 16,785 Common Shares ("Easy PC Escrowed Shares"). The Easy PC Escrowed Shares may not be sold, assigned, hypothecated, alienated, released from escrow, transferred within escrow, or otherwise in any manner dealt with, without the prior written consent of the stock exchange on which our Common Shares are listed and posted for trading. Pursuant to the terms of the Easy PC Escrow Agreement, the Easy PC Escrowed Shares will be released at the rate of one share for each $1.75 of cash flow generated by or on from Easy PC Computer Rentals Limited subject to a maximum of one-third of such shares being released each year. There have been no releases pursuant to the Easy PC Escrow Agreement to date.

(e) Pursuant to an escrow agreement ("1World Escrow Agreement") dated June 10, 1998, among the Company, Montreal Trust Company of Canada ("1World Trustee"), Brocker and Gary McNabb ("McNabb"), McNabb agreed to deposit with the 1World Trustee certain of the shares issuable pursuant to the acquisition of 1World ("1World Escrowed Shares"). The 1World Escrow Agreement provides that the 1World Escrowed Shares may not be sold, assigned, hypothecated, alienated, released from escrow, transferred within escrow, or otherwise in any manner dealt with, without the prior written consent of the Toronto Stock Exchange. Pursuant to the terms of the 1World Escrow Agreement, the 1World Escrowed Shares will be released at the rate of one share for each $1.31 of cash flow generated by or from New Zealand Online Limited. To date, there have been no shares deposited in escrow pursuant to the 1World Escrow Agreement.

Pooled Shares

There are no shares of our no par value common stock are held in trust or pooled.

Shares Reserved for Issuance

We have reserved an aggregate of 10,814,555 shares of our common stock for issuance as follows:

     a. 1,000,000 shares of our common stock have been reserved for issuance in connection with the exercise of warrants included in units sold pursuant to a private placement at a price of $1.00 per unit for 720,000 units and a price of $1.25 per unit for 280,000 units, each
          unit   consisting   of  one
          share of our common stock and one non-transferable warrant entitling the holder to purchase one share of our common stock, exercisable for a period of 2 1/2 years at a price of $1.25 per share. In compliance with the requirements of the Toronto Stock Exchange, Richard Justice, an "insider" who was not allowed to participate in the private placement at a discount, purchased the 280,000 units at $1.25 per unit.

     b. 1,318,000 shares of our common stock have been reserved for issuance in connection with the exercise of stock options (see "Options to Purchase Securities" specified at Item 12 of this Form 20-F).

     c. A total of 3,186,000 common shares have been reserved for issuance in connection with a private placement of special warrants completed on December 15, 1999. We have issued 1,800,000 special warrants, each of which may be exchanged, at no additional costs, into one unit, each unit to consist of one common share and one half share purchase warrant. Two half share purchase warrants together will entitle the holder to purchase one additional common share at a price of $3.15 per share, expiring June 15, 2001; if these half share purchase warrants are fully exercised this would result in an additional 900,000 common shares being issued. Pursuant to this private placement, as agents' compensation, we also issued share purchase warrants to purchase an additional 486,000 common shares at $3.15 per share, exercisable for a period of 18 months.

     d. A total of 2,208,400 common shares have been reserved for issuance in connection with a private placement of special warrants completed on January 21, 2000. We have issued 1,800,000 special warrants, each of which may be exchanged, at no additional cost, in 1.1 common shares; this will result in an additional 1,980,000 common shares being issued. Pursuant to this private placement, as agents' compensation, we have agreed to issue options to purchase an additional 228,400 common shares at $6.25 per exercisable warrant for a period of 2 years.

     e. Pursuant to various acquisition agreements we may issue additional Common Shares to the vendors of certain companies we have acquired. The number of shares that may be issued is dependent on the cash flows generated by those companies in future periods and it is not possible, at the present time, to determine the number of shares that may be issued. We have reserved a maximum possible 3,102,155 Common Shares for these transactions (See "Escrowed Shares") specified at item 14 of this Form 20-F.

Other Securities Subject to Hold Restrictions

Pursuant to a private placement approved by the Toronto Stock Exchange on July 6, 1999, we issued 720,000 units at a price of $1.00 per unit and 280,000 units at $1.25 per unit, each unit consisting of one share of our common stock and one non-transferable warrant entitling the holder to purchase one additional share of our common stock, exercisable for a period of 2 1/2 years at a price of $1.25 per share until January 16, 2002. These securities are subject to a holding period requirement which expires on July 16, 2000. To date, none of these warrants have been exercised.

Pursuant to a private placement completed on December 15, 1999, we issued 1,800,000 special warrants exchangeable for units consisting of common shares and half share purchase warrants. Two half share purchase warrants will entitle the holder to purchase one additional common share at a price of $3.15, expiring June 15, 2001. We have agreed to make reasonable commercial efforts to file a prospectus to qualify the distribution of common shares and half share purchase warrants issuable upon the exercise of the half share purchase warrants, in which case such common shares and half share purchase warrants would be issued without any hold restrictions. However, if any of the special warrants are exercised before we receive a receipt for a qualifying prospectus, or if no such receipt is issued, then the securities will be subject to a holding period requirement which expires on December 15, 2000. To date, none of these special warrants have been exercised.

A total of 2,208,400 common shares have been reserved for issuance in connection with a private placement of special warrants completed on January 21, 2000. We have issued 1,800,000 special warrants, each of which may be exchanged, at no additional cost, in 1.1 common shares; this will result in an additional 1,980,000 common shares being issued. Pursuant to this private placement, as agents' compensation, we have agreed to issue options to purchase an additional 228,400 common shares at $6.25 per exercisable warrant for a period of 2 years. We have agreed to make reasonable commercial efforts to file a prospectus to qualify the distribution of the Common Shares issuable upon the exercise of the special warrants and options, in which case the Common Shares would be issued without any hold restrictions. However, if any of the special warrants or options are exercised before we receive a receipt for a qualifying prospectus, or if no such receipt is issued, then the Common Shares will be subject to a holding period requirement that expires January 21, 2001.

There are no issued shares of our common stock subject to any holding period requirement, other than as disclosed above.

Preferred Stock

Our Articles of Incorporation authorize us to issue an unlimited number of shares of preferred stock none of which are issued and outstanding as of May 19, 2000. Our directors may authorize the issuance of additional shares of such preferred stock in one or more series, and may determine at the time of issuance the designation, rights, privileges, restrictions and conditions relating to such shares. To date one series of our preferred stock has been authorized as follows:

The holders of shares of our Series A preferred stock are entitled to a cumulative preferred dividend of 6.5% per annum of the specified capital of that preferred stock ($1.00 per share) to be paid annually on September 1 of each year, and upon our liquidation to receive the stated capital thereof together with any accrued but unpaid dividends in priority to our common stock and other series of preferred stock ranking junior to Series A, but shall not be entitled to participate further in any such liquidation.

At our election, our Series A preferred stock may be redeemed at any time by us for a redemption amount equal to $1.10 per share plus the amount of accrued but unpaid dividends (representing a 10% redemption premium).

The Series A preferred stock may, at the holders option, be convertible into shares of our common stock at any time until March 31, 2001. The conversion price was $2.00 per common share until March 31, 1999, and for each of the 2 years thereafter is equal to the market price calculated as at the beginning of each year. The market price is to be the average trading price for the 20 trading days prior to April 1 of each such year. For the period from April 1, 1999 to March 31, 2000, the conversion price was $1.30 per share.

If we fail to make two consecutive annual dividend payments, the holders of shares of our Series A preferred stock, as a class, shall have the right to elect a majority of our directors.

The holders of shares of our Series A preferred stock shall have the right to approve, by special resolution:

(a) any change to the rights of the holders of shares of our Series A preferred stock,

(b) the creation of a series of preferred stock having rights superior to those of our Series A preferred stock, and

(c) the creation of a series of preferred stock having rights equal to our Series A preferred stock, unless we receive net proceeds from the issuance of such shares equal to at least 110% of the liquidation preference of such shares.

Except as described above or as otherwise prescribed by the Alberta Business Corporations Act, the holders of shares of our Series A preferred stock are not entitled to receive notice of, or vote at, any meeting of our shareholders.

PART III

ITEM 15.  DEFAULT UPON SENIOR SECURITIES

We are not in default upon any senior securities or indebtedness.


ITEM 16.  CHANGES  IN  SECURITIES  AND  CHANGES  IN  SECURITIES  FOR  REGISTERED
SECURITIES

Not applicable.


ITEM 17. FINANCIAL STATEMENTS

We maintain our books and records in Canadian Dollars while our subsidiaries maintain their books and records in New Zealand or Australian Dollars, as appropriate, which are then translated to Canadian Dollars.

Reconciliation to Generally Accepted Accounting Principles in the United States. We have prepared our consolidated financial statements contained in this Form 20-F in accordance with generally accepted accounting principles in Canada. These principles differ in certain respects from generally accepted accounting principles in the United States as summarized in note 18 to the attached financial statements.

                    Financial Statements of

                    Brocker Technology
                    Group Limited


                    Unaudited nine months ended December 31, 1999 and audited for the years ended March 31, 1999, 1998 and 1997

Auditors' Report to the Board of Directors and Shareholders


We have audited the consolidated balance sheets of Brocker Technology Group Limited as at March 31, 1999, 1998 and 1997 and the consolidated statements of earnings, retained earnings, foreign currency translation reserve and cash flows for each of the years in the three year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1999, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended March 31, 1999 and shareholders' equity as at March 31, 1999, 1998 and 1997 to the extent summarized in note 18 to the consolidated financial statements.




Signed "KPMG LLP"

Chartered Accountants



Auckland, New Zealand

August 18, 1999, except for note 17 which is as of May 15, 2000

Brocker Technology Group Limited
Consolidated Balance Sheets
(Canadian Dollars)

December 31, 1999 and March 31, 1999, 1998 and 1997


===================================================================================================================
                                              December 31,        March 31,         March 31,        March 31,
                                                   1999             1999              1998             1997
-------------------------------------------------------------------------------------------------------------------
                                               (Unaudited)
Assets

Current assets:
     Cash                                     $  5,386,768    $      --         $     205,365    $     602,233
     Accounts receivable                        23,574,081       22,909,294        13,915,450        8,917,099
     Other receivables (note 11)                 1,869,214        1,435,325         1,636,758        1,114,562
     Inventories                                15,674,069       15,276,865         9,673,446        6,120,143
     Prepaid expenses and deposits                 294,555          917,009           538,610          197,664
     Income taxes recoverable                    1,221,042          554,538           403,334           --
     Deferred tax asset                            309,771          310,270           214,231           72,182
-------------------------------------------------------------------------------------------------------------------
                                                48,329,500       41,403,301        26,587,194       17,023,883

Deferred development costs (note 5)              1,450,773        1,252,368           490,513           --
Capital assets (note 4)                          5,890,574        5,551,068         3,679,572        1,174,875
Investment in associated company (note 6)          811,306          604,433           263,113           --
Goodwill, net of accumulated amortization
   of $1,258,141 (March 31, 1999 - $1,036,327;
   March 31, 1998 - $779,583; March 31,
   1997 - $576,476)                              1,690,210        1,876,325         1,478,779        1,727,742

-------------------------------------------------------------------------------------------------------------------
                                              $ 58,172,363    $  50,687,495     $  32,499,171    $  19,926,500
===================================================================================================================


Liabilities and Shareholders' Equity

Current liabilities:
     Bank overdraft                           $     --        $      55,433     $      --        $      --
     Accounts payable                           23,869,848       36,648,724        17,422,333       10,907,853
     Accrued liabilities                         4,147,323        1,596,241         1,387,512        1,297,283
     Rental finance liability (notes 7 and 8)       --               --             1,094,464           --
     Financing facility (note 8)                11,076,510        3,213,122         5,827,883          998,485
     Income taxes payable                          652,071           --                --               73,959
     Bank indebtedness                              --               --                --              552,047
     Current portion of long-term debt (note 8)    199,963          220,028            44,303           97,313
-------------------------------------------------------------------------------------------------------------------
                                                39,945,715       41,733,548        25,776,495       13,926,940

Long-term debt (note 8)                          2,018,376        2,284,578           881,070          115,005

-------------------------------------------------------------------------------------------------------------------
                                                41,964,091       44,018,126        26,657,565       14,041,945

Shareholders' equity:
     Share capital (note 9)                     16,012,050        5,761,721         5,367,730        5,263,740
     Foreign currency translation reserve       (1,266,716)        (799,084)         (881,364)         (82,609)
     Retained earnings                           1,462,938        1,706,732         1,355,240          703,424
-------------------------------------------------------------------------------------------------------------------
                                                16,208,272        6,669,369         5,841,606        5,884,555

Deferred  development  costs (note 5)
Investment in associated  company (note 6)
Commitments (note 15)
Contingencies (note 16)
Subsequent events (note 17)

-------------------------------------------------------------------------------------------------------------------
                                              $ 58,172,363    $  50,687,495     $  32,499,171    $  19,926,500
===================================================================================================================


See accompanying notes to consolidated financial statements.

On behalf of the Board:

                            Director                                    Director
---------------------------           ---------------------------------

Brocker Technology Group Limited
Consolidated Statements of Earnings
(Canadian Dollars)

Unaudited nine months ended December 31, 1999 and 1998 and audited for the years ended March 31, 1999, 1998 and 1997


===================================================================================================================
                                      Nine months    Nine months            Year           Year           Year
                                            ended          ended           ended          ended          ended
                                     December 31,   December 31,       March 31,      March 31,      March 31,
                                             1999           1998            1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
                                      (Unaudited)    (Unaudited)

Revenue                              $109,816,816   $ 98,003,568   $ 133,302,640   $ 70,811,220   $ 50,109,539

Cost of goods sold                     95,830,402     85,146,124     115,611,548     56,410,370     41,010,489

-------------------------------------------------------------------------------------------------------------------
Gross margin                           13,986,414     12,857,444      17,691,092     14,400,850      9,099,050

Operating expenses:
     Depreciation and amortization        889,802      1,276,573       2,010,703      1,692,585        429,875
     Net interest expense                 845,120        779,281       1,409,187        668,845        161,764
     Salaries and commissions           7,864,419      5,355,516       6,348,910      6,431,431      4,307,111
     Other operating expenses           4,308,278      4,719,481       7,043,157      4,225,153      2,890,862
-------------------------------------------------------------------------------------------------------------------
                                       13,907,619     12,130,851      16,811,957     13,018,014      7,789,612

-------------------------------------------------------------------------------------------------------------------
Earnings before undernoted items           78,795        726,593         879,135      1,382,836      1,309,438

Equity accounted losses
   of associated company (note 6)          67,256         67,177          91,330         79,953         --

-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes               11,539        659,416         787,805      1,302,883      1,309,438

Income taxes (note 10)                    102,590        275,842         272,991        506,067        471,788

-------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period   $    (91,051)  $    383,574   $     514,814   $    796,816   $    837,650
===================================================================================================================


Earnings (loss) per common share
   [note 9(d)]                       $     (0.02)   $       0.03   $        0.03   $       0.06   $       0.06

===================================================================================================================


See accompanying notes to consolidated financial statements.

Brocker Technology Group Limited
Consolidated Statements of Retained Earnings
(Canadian Dollars)

Unaudited nine months ended December 31, 1999 and 1998 and audited for the years ended March 31, 1999, 1998 and 1997


===================================================================================================================
                                      Nine months    Nine months            Year           Year           Year
                                            ended          ended           ended          ended          ended
                                     December 31,   December 31,       March 31,      March 31,      March 31,
                                             1999           1998            1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
                                      (Unaudited)    (Unaudited)

Retained earnings,
   beginning of period               $  1,706,732   $  1,355,240   $   1,355,240   $    703,424   $    164,362

Net earnings (loss) for the period        (91,051)       383,574         514,814        796,816        837,650

Discount on redemption
   of preferred shares (note 9)            --             --              --             50,000        (50,000)

Preferred dividends paid                 (152,743)      (105,895)       (163,322)      (195,000)      (248,588)

-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period     $  1,462,938   $  1,632,919   $   1,706,732   $  1,355,240   $    703,424
===================================================================================================================

See accompanying notes to consolidated financial statements.



Statements of Movements in Foreign Currency Translation Reserve
(Canadian Dollars)

Unaudited nine months ended December 31, 1999 and 1998 and audited for the years ended March 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------------------------------------------
                                      Nine months    Nine months            Year           Year           Year
                                            ended          ended           ended          ended          ended
                                     December 31,   December 31,       March 31,      March 31,      March 31,
                                             1999           1998            1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
                                      (Unaudited)    (Unaudited)

Beginning of period                  $   (799,084)  $   (881,364)  $    (881,364)  $    (82,609)  $   (104,830)

Difference arising on the
   translation of foreign operations     (467,632)       136,708          82,280       (798,755)        22,221

-------------------------------------------------------------------------------------------------------------------
End of period                        $ (1,266,716)  $   (744,656)  $    (799,084)  $   (881,364)  $    (82,609)
===================================================================================================================


See accompanying notes to consolidated financial statements.

Brocker Technology Group Limited
Consolidated Statements of Cash Flows
(Canadian Dollars)

Unaudited nine months ended December 31, 1999 and 1998
and audited for the years ended March 31, 1999, 1998 and 1997

-----------------------------------------------------------------------------------------------------------------------------------
                                                    Nine months      Nine months             Year             Year             Year
                                                          ended            ended            ended            ended            ended
                                                   December 31,     December 31,        March 31,        March 31,        March 31,
                                                           1999             1998             1999             1998             1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                    (Unaudited)      (Unaudited)
Cash flows from operating activities:
     Receipts from customers                      $ 108,012,642    $  88,767,205    $ 124,528,860    $  62,560,393    $  46,841,394
     Payments to suppliers
       and employees                               (110,653,499)     (85,432,398)    (119,790,928)     (59,656,639)     (45,587,412)
     Interest paid                                     (799,922)        (664,336)      (1,338,547)        (463,756)        (143,947)
     Taxation paid                                     (154,836)        (208,613)        (417,742)        (970,979)        (562,338)
-----------------------------------------------------------------------------------------------------------------------------------
     Cash flows from
       operating activities                          (3,595,615)       2,461,858        2,981,643        1,469,019          547,697

Cash flows from investing activities:
     Proceeds from sale of
       capital assets                                      --               --             51,597           56,814           75,114
     Purchase of capital assets                        (552,177)      (4,381,251)      (4,673,881)      (1,045,119)        (512,485)
     Investment in associated company                  (300,905)        (284,602)        (428,440)        (343,066)            --
     Purchase of subsidiaries (note 3)                  (33,831)        (188,928)        (412,566)        (523,181)            --
-----------------------------------------------------------------------------------------------------------------------------------
     Cash flows from investing activities              (886,913)      (4,854,781)      (5,463,290)      (1,854,552)        (437,371)

Cash flows from financing activities:
     Proceeds from issue of
       share capital                                 10,250,329           29,510             --               --            399,123
     Proceeds from share
       options exercised                                   --               --             29,500          130,900             --
     Proceeds from share
       warrants exercised                                  --               --               --            495,000             --
     Proceeds from mortgage
       finance raised                                      --          2,636,725        2,428,692             --            126,071
     Redemption of preferred shares                        --               --               --           (543,049)         (50,000)
     Repayment of mortgage finance                     (175,313)         (84,975)         (70,745)            --            (65,266)
     Payment of dividend
       on preferred shares                             (152,743)        (105,895)        (163,322)        (195,000)        (248,588)
-----------------------------------------------------------------------------------------------------------------------------------
     Cash flows from financing activities             9,922,273        2,475,365        2,224,125         (112,149)         161,340

-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in
   cash equivalents                                   5,439,745           82,442         (257,522)        (497,682)         271,666

Cash (overdraft), beginning of period                   (55,433)         205,365          205,365          602,233          320,814

Translation of cash equivalents
   to reporting currency                                  2,456            6,385           (3,276)         100,814            9,753

-----------------------------------------------------------------------------------------------------------------------------------
Cash (overdraft), end of period                   $   5,386,768    $     294,192    $     (55,433)   $     205,365    $     602,233
===================================================================================================================================


See accompanying notes to consolidated financial statements.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

1.   Basis of presentation:

     (a)  General:

          Brocker Technology Group Limited (the "Company") was incorporated under the Business Corporations Act of Alberta on November 25, 1993 and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

          On February 28, 1998, the Company transferred its listing to the Toronto Stock Exchange.

          These financial statements have been prepared by management in accordance with generally accepted accounting principles of Canada. These principles are different in some respects from United States generally accepted accounting principles and the significant differences are described in note 13.

     (b)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.   Significant accounting policies:

     (a)  Principles of consolidation:

          The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly-owned subsidiaries, all of which are consolidated, are as follows:

          o    Brocker   Technology   Group  (NZ)  Limited   [formerly   Brocker
               Investments (NZ) Limited]

          o    Brocker Investments (Australia) Pty Limited

          o    Sealcorp Computer Products Limited

          o    Sealcorp Telecommunications Group Limited

          o    Sealcorp Australia Pty Limited (formerly TGE Pty Limited)

          o    Easy PC Computer Rentals Limited

          o    Image Craft Limited (formerly NZ Online Limited)

          o    Image  Craft  Australia  Pty  Limited  (formerly   Parrilott  Pty
               Limited)

          o    Industrial Communications Service Limited

          o    Photo Magic Limited

          o    Powercall Technologies Limited

          o    Pritech Corporation Limited

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

2.   Significant accounting policies, continued:

     (a)  Principles of consolidation, continued:

          o    Pritech Australia Pty Limited
          o    Northmark Technologies Limited
          o    1 World Systems Limited (formerly Microchannel Limited)
          o    Tech Support Limited

          As at December  31,  1999,  the  operations  of Image  Craft  Limited,
          Northmark   Technologies   Limited  and  Photo  Magic   Limited   were
          amalgamated with Brocker Technology Group (NZ) Limited.

          During 1998, Brocker Technology Group Limited took a 20% founding shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

     (b)  Goodwill:

          The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortized on a straight-line basis over its estimated useful life, considered to be five to ten years. On an ongoing basis, management reviews the valuation and amortization of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

          Where an acquisition price is contingent on a future event or events, additional goodwill is recognized when the additional amounts can be reasonably determined.

     (c)  Foreign currency:

          Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

          The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the period for items included in the statement of earnings, period end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

2.   Significant accounting policies, continued:

     (c)  Foreign currency, continued:

          The following rates were used in the preparation of the financial statements:

          ----------------------------------------------------------------------
          New Zealand dollar                  Average rate    Rate at period end
          ----------------------------------------------------------------------

          1999                 December 31          0.7696                0.7533
          1999                 March 31             0.7862                0.7976
          1998                 December 31          0.7789                0.8062
          1998                 March 31             0.8833                0.7816
          1997                 March 31             0.9338                0.9490

          ----------------------------------------------------------------------
          Australian dollar                   Average rate    Rate at period end
          ----------------------------------------------------------------------

          1999                 December 31          0.9539                0.9478
          1999                 March 31             0.9318                0.9455
          1998                 December 31          0.9234                0.9439
          1998                 March 31             1.0055                0.9408
          1997                 March 31             1.0680                1.0736

          ----------------------------------------------------------------------

     (d)  Inventories:

          Inventories principally comprise finished goods and are carried at the lower of cost and net realizable value. Cost is determined on a weighted average or first-in, first-out basis.

     (e)  Capital assets:

          Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight-line basis is used) using the following rates:

          ----------------------------------------------------------------------
          Asset                                                         Rate
          ----------------------------------------------------------------------

          Buildings                                                       2%
          Office equipment                                               20%
          Vehicles                                               20% and 26%
          Furniture and fixtures                                         20%
          Computer hardware                                       20% to 30%
          Computer software                                       20% to 40%
          Plant and equipment                                     20% to 26%
          Leasehold improvements                                1 to 4 Years
          Computer hardware held for rental                     2 to 3 Years

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

2.   Significant accounting policies, continued:

     (f)  Revenue recognition:

          The Company earns substantially all of its revenue from the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

     (g)  Research and development expenditures:

          Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. Deferred development costs are amortized over the expected life of the developed product, currently a maximum of three years.

     (h)  Deferred income taxes:

          The Company follows the deferral method of income tax allocation such that deferred income taxes are recognized when income and expense items are reported for income tax purposes in years different from those in which they are recorded for financial reporting purposes. Effective April 1, 2000, the Company will adopt the liability method of accounting for income taxes.

     (i)  Earnings per share:

          Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated based on the assumption that all vested options would have been exercised.

          Common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

     (j)  Stock options:

          The Company has a stock  option plan.  When stock  options are issued, the value of the options is not determined or recorded. Any consideration received on the exercise of stock options is credited to share capital.

     (k)  Cash and cash equivalents:

          Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions:

     1999 Acquisitions:

          Tech Support Limited

          Effective August 1, 1999, Brocker Technology Group (NZ) Limited acquired the net assets of Tech Support Limited for a total cash consideration of $33,831 (NZ$45,000). Tech Support Limited offers technical support and advice to a wide range of customers in Auckland, New Zealand. No additional amounts are payable in respect to this acquisition. The purchase price may, however, be reduced in the event certain warranties made by the vendors do not eventuate.

          This acquisition has been accounted for using the purchase method. Net assets acquired and consideration paid are as follows:

          ======================================================================
                                                                          1999
          ----------------------------------------------------------------------

          Current assets                                             $  37,470
          Current liabilities                                          (22,822)
          ----------------------------------------------------------------------
                                                                        14,648

          Capital assets                                                 9,555
          Goodwill attributed                                            9,628

          ----------------------------------------------------------------------
          Consideration paid                                         $  33,831
          ======================================================================


         Pritech Corporation Limited

         On May 15, 1998, Brocker Technology Group (NZ) Limited acquired Pritech Corporation Limited ("Pritech") for an initial cash consideration of $207,609 (NZ$265,620). Pritech is principally involved with software consultation and knowledge management. Pritech is a Lotus Premium Partner whose target market is enterprise and government customers in New Zealand and Australia.

         The maximum purchase price payable is based on the profit earned by Pritech for the year ended September 30, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned, as defined, by Pritech for the years ended September 30, 1999 to 2000, being the earn-out period. That is the maximum price must be subsequently earned by Pritech, during the earn-out period, before it is payable.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

         Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn-out criteria are met.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions, continued:

     1999 Acquisitions, continued:

          Pritech Corporation Limited, continued

          This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

          ======================================================================
                                                                         1999
          ----------------------------------------------------------------------

          Net current assets                                       $  472,515
          Capital assets                                               51,987
          Net current liabilities                                    (316,893)
          Goodwill attributed                                          -

          ----------------------------------------------------------------------
          Consideration paid                                       $  207,609
          ======================================================================


          1 World Systems Limited (formerly Microchannel Limited)

          On June 16, 1998, Brocker Technology Group (NZ) Limited acquired 1 World Systems Limited ("1 World") for an initial consideration of $81,091 (NZ$103,750). 1 World is principally involved with the distribution, implementation and support of accounting software.

          The maximum purchase price payable is based on the profit earned by 1 World for the year ended March 31, 1999 at a four times multiple. Additional consideration, however, is only payable based on the cash earned, as defined, by 1 World for the years ended March 31, 2000 and 2001, being the earn-out period. That is the maximum price must be subsequently earned by 1 World, during the earn-out period, before it is payable.

          Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn-out criteria are met.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions, continued:

     1999 Acquisitions, continued:

          1 World Systems Limited (formerly Microchannel Limited), continued

          This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

          ----------------------------------------------------------------------
                                                                           1999
          ----------------------------------------------------------------------

          Net current assets                                         $  281,790
          Capital assets                                                 43,341
          Net current liabilities                                      (182,365)
          Term liabilities                                              (61,675)
          Goodwill attributed                                            -

          ----------------------------------------------------------------------
          Consideration paid                                         $   81,091
          ----------------------------------------------------------------------


          QSoft Pty Limited

          On February 8, 1999, Sealcorp Australia acquired the net assets of QSoft Pty Limited ("QSoft") for a cash consideration of $142,170 (AUD$150,000). QSoft is a software distribution company based in Brisbane, Australia.

          The net assets acquired were valued at their fair value, and as a result no goodwill arose on acquisition.



          Motorola Service Contract

          During March, 1999, Industrial Communications Service Limited acquired the net assets of a division of Hart Candy in order to fulfill the requirements of the Motorola Service contract awarded to the company.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions, continued:

     1999 Acquisitions, continued:

          Motorola Service Contract, continued

          This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

          ----------------------------------------------------------------------
                                                                          1999
          ----------------------------------------------------------------------

          Net current assets                                         $   8,774
          Capital assets                                                55,677
          Net current liabilities                                      (16,595)
          Goodwill attributed                                           47,856

          ----------------------------------------------------------------------
          Consideration paid                                         $  95,712
          ----------------------------------------------------------------------


          1998 Acquisitions:

          Powercall Technologies Limited

          On May 10, 1997, Brocker Technology Group (NZ) Limited acquired the net assets of Powercall Limited and Powercall Services Limited (collectively "Powercall") for an initial consideration of $3,727 (NZ$4,948) and 27,440 common shares for a consideration of $63,561. Powercall is principally involved with the design and development of telecommunication systems.

          The total purchase price of Powercall is based on the lesser of a four times multiple of the cumulative cash earned by Powercall for the years ended March 31, 1998 to 2001 or a twelve times multiple of the profit for the year ended March 31, 2001. The purchase price is limited to a maximum of $15.1 million (NZ$20 million). An additional one year is then allowed for this price to be earned out by Powercall. That is the maximum price must be subsequently earned by Powercall, during the earn-out period, before it is payable.

          Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn-out criteria are met.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions, continued:

     1998 Acquisitions, continued:

         Powercall Technologies Limited, continued

         This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

         -----------------------------------------------------------------------
                                                                           1999
         -----------------------------------------------------------------------

         Capital assets                                             $   180,582
         Net current liabilities                                       (124,556)
         Goodwill attributed                                              7,535

         -----------------------------------------------------------------------
         Consideration paid                                         $    63,561
         -----------------------------------------------------------------------


         On November 30, 1998, an additional 98,416 shares were issued in relation to the acquisition of Powercall, with an attributable value of $172,228. As noted in note 9, a further 103,422 shares are to be issued in connection with this acquisition.


          Easy PC Computer Rentals Limited

          On July 10, 1997, Brocker Technology Group (NZ) Limited acquired Easy PC Computer Rentals Limited ("Easy") for an initial consideration of $68,820 (NZ$71,183) and 8,128 common shares. In addition, an advance on the final price was paid to the previous shareholders of $112,995 (NZ$150,000). This amount is repayable to Easy based on the earn-out details below, and is included within prepaid expenses and deposits. Easy is involved in the rental of computer equipment.

          The maximum purchase price payable is based on the profit earned by Easy for the year ended March 31, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned, as defined, by Easy for the years ended March 31, 1999 to 2000, being the earn-out period. That is the maximum price must be subsequently earned by Easy, during the earn-out period, before it is payable.

          Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn-out criteria are met.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions, continued:

     1998 Acquisitions, continued:

          Easy PC Computer Rentals Limited, continued

          This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

          ----------------------------------------------------------------------
                                                                          1999
          ----------------------------------------------------------------------

          Capital assets                                         $     248,576
          Rental assets, externally financed (note 7)                1,452,174
          Rental finance liability (note 7)                         (1,452,174)
          Net current liabilities                                     (253,602)
          Goodwill attributed                                           73,846

          ----------------------------------------------------------------------
          Consideration paid                                     $      68,820
          ----------------------------------------------------------------------


          On December 31, 1998, an additional 94,782 shares were issued in relation to the acquisition of Easy PC Computer Rentals Limited, with an attributable value of $165,869.


          Image Craft Limited (formerly New Zealand Online Limited)

          On December 24, 1997, Brocker Technology Group (NZ) Limited acquired Image Craft Limited and its subsidiary company, Parrilott Pty Limited, for an initial cash consideration of $390,800 (NZ$500,000). Image Craft Limited and Parrilott Pty Limited (collectively "Image") are principally involved in the design and implementation of image processing and storage equipment for the photographic industry.

          The maximum purchase price payable was to be based on the profit earned by Image for the year ended March 31, 1998 at a four times multiple. However, during the year ended March 31, 1999, an additional consideration of $125,034 (NZ$159,036) was accrued in relation to the final settlement.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions, continued:

     1998 Acquisitions, continued:

          Image Craft Limited (formerly New Zealand Online Limited), continued

          This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

          ----------------------------------------------------------------------
                                                                            1999
          ----------------------------------------------------------------------

          Net current assets                                          $   65,648
          Capital assets                                                 278,372
          Goodwill attributed                                             46,780

          ----------------------------------------------------------------------
          Consideration paid                                          $  390,800
          ----------------------------------------------------------------------


     1997 Acquisitions:

          Industrial Communications Service Limited

          On March 31, 1997, Brocker Investments (NZ) Limited acquired Industrial Communications Service Limited for an initial cash consideration of $360,644 (NZ$387,998) and 195,486 common shares. Industrial Communications Service Limited ("Industrial") is involved in the servicing of telecommunication related equipment and the design and implementation of cellular based telecommunication solutions.

          The maximum purchase price payable is $1,570,629 (NZ$2,084,998). Additional consideration, however, is only payable based on the cash earned, as defined, by Industrial for the years ended March 31, 1998 to 1999, being the earn-out period. That is any additional consideration must be subsequently earned by the company, during the earn-out period, before it is payable.

          Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the end of the earn-out period. The company has not achieved a level of profitability that warrants the release of any shares currently held in escrow.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

3.   Acquisitions, continued:

     1997 Acquisitions, continued:

          Industrial Communications Service Limited, continued

          This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

          ----------------------------------------------------------------------
                                                                          1999
          ----------------------------------------------------------------------

          Net current assets                                        $  399,083
          Capital assets                                               322,164
          Goodwill attributed                                           --

          ----------------------------------------------------------------------
          Consideration paid                                        $  721,247
          ----------------------------------------------------------------------



4.   Capital assets:

     ===========================================================================
                                                               December 31, 1999
     ---------------------------------------------------------------------------
                                                  Accumulated           Net book
                                         Cost    depreciation              value
     ---------------------------------------------------------------------------

     Land [note 8(a)]           $     587,574   $      --          $     587,574
     Buildings [note 8(a)]          2,652,612          94,338          2,558,274
     Office equipment:
         Leased                        69,162          34,826             34,336
         Non-leased                   381,856         212,303            169,553
     Vehicles:
         Leased                        57,904          38,189             19,715
         Non-leased                    78,753          37,425             41,328
     Furniture and fixtures:
         Leased
         Non-leased                   431,506         372,459             59,047
     Computer hardware:
         Non-leased                 1,677,538         763,516            914,022
         Held for rental            1,022,550         488,244            534,306
     Computer software                790,772         161,645            629,127
     Plant and equipment              297,158          24,380            272,778
     Leasehold improvements           106,081          35,567             70,514

     ---------------------------------------------------------------------------
                                $   8,153,466   $   2,262,892      $   5,890,574
     ===========================================================================

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

4.   Capital assets, continued:

     ----------------------------------------------------------------------------------------------
                                                                                March 31, 1999
     ----------------------------------------------------------------------------------------------
                                                               Accumulated            Net book
                                                   Cost       depreciation               value
     ----------------------------------------------------------------------------------------------

     Land [note 8(a)]                       $   622,128      $       --          $     622,128
     Buildings [note 8(a)]                    2,684,411             37,860           2,646,551
     Office equipment:
         Leased                                  72,260             31,036              41,224
         Non-leased                             368,147            184,704             183,443
     Vehicles:
         Leased                                 105,285             69,380              35,905
         Non-leased                             107,222             45,302              61,920
     Furniture and fixtures:
         Leased                                  37,456              8,317              29,139
         Non-leased                             464,038            172,221             291,817
     Computer hardware:
         Non-leased                           1,750,998            901,607             849,391
         Held for rental                        830,688            369,218             461,470
     Computer software                          156,292             88,467              67,825
     Plant and equipment                        316,838            161,297             155,541
     Leasehold improvements                     147,402             42,688             104,714

     ----------------------------------------------------------------------------------------------
                                            $ 7,663,165      $   2,112,097       $   5,551,068
     ----------------------------------------------------------------------------------------------


     ------------------------------------------------------------------------------------------
                                                                                March 31, 1998
     ------------------------------------------------------------------------------------------
                                                               Accumulated            Net book
                                                   Cost       depreciation               value
     ------------------------------------------------------------------------------------------

     Office equipment:
         Leased                             $    29,598      $      14,039       $      15,559
         Non-leased                             218,228             82,476             135,752
     Vehicles:
         Leased                                  69,718             24,871              44,847
         Non-leased                             138,823             74,633              64,190
     Furniture and fixtures:
         Leased                                  35,598              4,041              31,557
         Non-leased                             349,516            118,955             230,561
     Computer hardware:
         Leased                                  15,659              2,349              13,310
         Non-leased                           1,243,415            562,767             680,648
         Held for rental                        360,951             75,233             285,718
     Computer software                          119,265             52,745              66,520
     Plant and equipment                        247,240            150,947              96,293
     Leasehold improvements                     126,156             26,851              99,305
     ------------------------------------------------------------------------------------------
                                              2,954,167          1,189,907           1,764,260

     Computer hardware, held for rental,
       externally financed (note 7)           2,786,167            870,855           1,915,312

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------



     ----------------------------------------------------------------------------------------------
                                            $ 5,740,334      $   2,060,762       $   3,679,572
     ----------------------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

4.   Capital assets, continued:

     ----------------------------------------------------------------------------------------------------------
                                                                                                March 31, 1997
     ----------------------------------------------------------------------------------------------------------
                                                                               Accumulated            Net book
                                                                   Cost       depreciation               value
     ----------------------------------------------------------------------------------------------------------
     Office equipment:
         Leased                                           $      21,822      $      10,593       $      11,229
         Non-leased                                             204,195             59,289             144,906
     Vehicles:
         Leased                                                 213,783             81,997             131,786
         Non-leased                                             111,543             39,368              72,175
     Furniture and fixtures:
         Non-leased                                             347,710             96,214             251,496
     Computer hardware:
         Leased                                                   3,628                689               2,939
         Non-leased                                             682,022            299,220             382,802
     Computer software                                           66,199             30,828              35,371
     Plant and equipment                                        257,947            152,204             105,743
     Leasehold improvements                                      53,054             16,626              36,428

     ----------------------------------------------------------------------------------------------------------
                                                          $   1,961,903      $     787,028       $   1,174,875
     ----------------------------------------------------------------------------------------------------------


5.   Deferred development costs:

     ----------------------------------------------------------------------------------------------------------
                                                                                      March 31,
                                                    December 31,     ------------------------------------------
                                                            1999            1999           1998           1997
     ----------------------------------------------------------------------------------------------------------
     Development costs deferred,
       beginning of period                         $   1,404,723    $    521,428    $    --        $    --
     Development costs deferred
       during the period                                 290,755         883,295        521,428         --
     ----------------------------------------------------------------------------------------------------------
                                                       1,695,478       1,404,723        521,428         --

     Amortized during the period                        (244,705)       (152,355)       (30,915)        --

     ----------------------------------------------------------------------------------------------------------
     Development costs deferred, end of period     $   1,450,773    $  1,252,368    $   490,513    $    --
     ----------------------------------------------------------------------------------------------------------

     Development costs deferred principally relate to the development of software applications.

     Management has reviewed the status of the projects to which deferred development costs relate and are satisfied that the recovery of such costs is reasonably assured. However the eventual recovery of these costs is ultimately dependent on actual sales volumes being achieved in subsequent periods and as such recovery is not certain.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

6.   Investments:

     Investment in associated company:

     During 1998, Brocker Technology Group (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This company has developed new technology capable of providing transport and highway management, operation and funding solutions. The Board of Highway Technologies Limited has identified other sources of revenue in order to reduce the amount owing to Brocker Technology Group Limited. These sources include the provision of financial and technical consulting services to parties external to the Group.

     In addition to the investment, Brocker Technology Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the company's establishment phase up to a maximum of $1.1 million (NZ$1.5 million). Interest is payable on these funds at 30% per annum. As at December 31, 1999, amounts advanced to Highway Technologies Limited amounted to $879,078 (NZ$1,166,969; March 31, 1999 - NZ$820,220). No
     interest has been recorded on the loan for the current year (1998 - NZ$60,735).

     --------------------------------------------------------------------------------------------------------------
                                                                                            March 31,
                                                    December 31,            ---------------------------------------
     Carrying value of investment                           1999                     1999                 1998
     --------------------------------------------------------------------------------------------------------------
     Initial cost of investment                    $      87,366            $      87,366        $      87,366
     Amounts owing from associate                        879,078                  689,523              255,700
     Equity accounted losses to date                    (155,138)                (172,456)             (79,953)

     --------------------------------------------------------------------------------------------------------------
                                                   $     811,306            $     604,433        $     263,113
     --------------------------------------------------------------------------------------------------------------


     --------------------------------------------------------------------------------------------------------------
                                                                             December 31,            March 31,
                                                                                     1999                 1999
     --------------------------------------------------------------------------------------------------------------
     The financial position of Highway Technologies Limited
       as at March 31, 1999 is represented as follows:

     Net current assets*                                                    $         384        $       3,718
     Net current liabilities, including amounts owing to
       Brocker Technology Group Limited including
       accrued interest                                                        (1,085,175)            (803,523)

-------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                      $  (1,084,791)       $    (799,805)
-------------------------------------------------------------------------------------------------------------------

     *    All research and development expenditure has been expensed.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

6.   Investments, continued:

     Investment in associated company, continued:

     Management has assessed the recoverability of the funding loan to Highway Technologies Limited, which is ultimately dependent on the future revenue stream of the software technology under development and the revenue stream from consultancy services, and are satisfied on the basis of the current status of the projects concerned that no impairment provision is required as at March 31, 1999 and December 31, 1999. Management will continue to assess the need for an impairment provision in light of the actual revenues generated.

7.   Rental finance liability:

     Easy PC Computer Rentals Limited,  a subsidiary of Brocker Technology Group
     (NZ) Limited, acts as an intermediary between an independent finance company, which arranges finance for the purchase of equipment, and its customers.

     During March, 1999, Easy PC Computer Rentals Limited renegotiated its Rental Recourse Dealer Deed, with the independent finance company, to ensure that all significant risk of recourse from the individual finance agreements was transferred to the independent finance company.

     Due to the renegotiation, the Group risk of recourse in 1999 is limited to $167,245.

     Included within the financial statements for the year ended March 31, 1999 is revenue of $910,550 (1998 - $1,075,944) in relation to income earned on these leases during the year up to the date of the renegotiation with a corresponding depreciation expense of $736,995 (1998 - $870,855) and interest charges of $173,555 (1998 - $205,089).

     For 1998 and 1997, the finance company had recourse back to Easy PC Computer Rentals Limited for any defaulting customers.

     As at March 31, 1998, the total potential recourse was $1,915,312 spread over some 421 individual contracts. The level of defaults during this financial year was 7 contracts amounting to $7,000. Included within revenue is $1,075,944 in relation to income earned on these leases in the period since acquisition with a corresponding depreciation expense of $870,855 and interest charges of $205,089.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

8.   Indebtedness:

     (a)  Long-term debt:

          --------------------------------------------------------------------------------------------------------------
                                                                                             March 31,
                                                           December 31,    ---------------------------------------------
                                                                   1999            1999           1998           1997
          --------------------------------------------------------------------------------------------------------------
          Mortgage finance liability, payable in New
            Zealand dollars, with a current interest
            rate of 6.73%, collateralized by land
            and buildings situated at 17 Kahika
            Road, Beach Haven, Auckland, payable
            over 10 years                                   $ 2,099,617    $ 2,357,142    $      --      $      --
          Less current portion                                 (188,323)      (183,352)          --             --
          --------------------------------------------------------------------------------------------------------------
                                                              1,911,294      2,173,790           --             --

          Rental finance liability, payable in New
            Zealand dollars, with an interest rate
            of 16.1% per annum (note 7)                            --             --        1,915,312           --
          Less current portion                                     --             --       (1,094,464)          --
          --------------------------------------------------------------------------------------------------------------
                                                                   --             --          820,848           --

          Capital  lease  obligations,  payable  in  New
            Zealand  dollars, with interest rates ranging
            from 6.6% to 14.5% per annum,
            collateralized by related assets, payable
            over 1 to 3 years                                    65,991         91,632         49,813        145,888
          Less current portion                                  (11,640)       (36,676)       (44,303)       (97,313)
          --------------------------------------------------------------------------------------------------------------
          Capital lease obligations payable
            over 1 year                                          54,351         54,956          5,510         48,575

          Unsecured term liability, repayable in New
            Zealand dollars                                      52,731         55,832         54,712         66,430

          --------------------------------------------------------------------------------------------------------------
                                                           $ 2,018,376    $ 2,284,578    $   881,070    $   115,005
          --------------------------------------------------------------------------------------------------------------


          The total interest expense for the nine months and years ended in relation to long-term debt was December 31, 1999 $110,954 and March 31, 1999 $258,957 (1998 - $207,048; 1997 - $4,989).

          Capital lease obligations are repayable as follows:

          ----------------------------------------------------------------------
                                              December 31,            March 31,
                                                      1999                 1999
          ----------------------------------------------------------------------

          2000                                 $    11,640          $    36,676
          2001                                      53,339               36,821
          2002                                       1,012               18,135

          ----------------------------------------------------------------------
                                               $    65,991          $    91,632
          ----------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

8.   Indebtedness, continued:

     (b)  Mortgage finance liability:

          ---------------------------------------------------------------------------------------------------------
                                                                                       March 31,
                                                 December 31,  ----------------------------------------------------
                                                         1999             1999              1998           1997
          ---------------------------------------------------------------------------------------------------------

          Mortgage finance liability         $      2,099,617  $     2,357,142   $       --       $       --

          ---------------------------------------------------------------------------------------------------------


          On October 1, 1998, Brocker Technology Group (NZ) Limited purchased new premises in Auckland, New Zealand. The purchase price of NZ$3,400,000 was financed by mortgage finance of NZ$3,045,000. As at December 31, 1999, the amount remaining outstanding was NZ$2,787,225 (March 31, 1999 - NZ$2,955,293), and is repayable as follows:

          ---------------------------------------------------------------------------------------------------------
                                                       December 31,          December 31,             March 31,
                                                               1999                  1999                  1999
          ---------------------------------------------------------------------------------------------------------
                                                      (Cdn dollars)          (NZ dollars)          (NZ dollars)

          In less than 1 year                         $     188,323         $     249,997         $     229,880
          1 to 2 years                                      195,052               258,930               245,837
          2 to 3 years                                      207,982               276,094               262,902
          3 to 4 years                                      223,071               296,125               281,152
          4 to 5 years                                      238,556               316,681               300,668
          5 years and over                                1,046,633             1,389,398             1,634,854

          ---------------------------------------------------------------------------------------------------------
                                                      $   2,099,617         $   2,787,225         $   2,955,293
          ---------------------------------------------------------------------------------------------------------


     (c)  Financing facility:

          ---------------------------------------------------------------------------------------------------------
                                                                                       March 31,
                                               December 31,    ----------------------------------------------------
                                                       1999             1999              1998           1997
          ---------------------------------------------------------------------------------------------------------
          Financing facility               $     11,076,510    $   3,213,122     $   5,827,883    $     998,485

          ---------------------------------------------------------------------------------------------------------


          During the period ended December 31, 1999 the subsidiaries successfully re-negotiated their financing arrangements. A new NZ $20 million financing facility, secured by a registered first debenture over the assets and undertakings of these subsidiaries, replaces the previous

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

          facilities, of similar terms, which were terminated during the period. The current interest rate on this facility is 6.7%.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

9.   Share capital:

     (a)  Authorized:

          Unlimited number of common shares
          Unlimited number of preferred shares
          10,000,000 Series A preferred shares, 6.5% cumulative

          ---------------------------------------------------------------------------------------------------------
                                                                                      March 31,
                                                    December 31,  -------------------------------------------------
                                                            1999             1999          1998           1997
          ---------------------------------------------------------------------------------------------------------
         Issued and outstanding:
              Common shares                        $  16,197,527  $    3,353,490  $   2,959,499  $   2,262,460
              Series A preferred                          --           2,450,000      2,450,000      3,043,049
              Less share issue costs                    (337,507)        (41,769)       (41,769)       (41,769)
              Shares to be issued                        152,030          --             --             --

          ---------------------------------------------------------------------------------------------------------
                                                   $  16,012,050  $    5,761,721  $   5,367,730  $   5,263,740
          ---------------------------------------------------------------------------------------------------------

          As at  December  31,  1999,  the  Company  had in  progress  a private placement offering of 1,800,000 shares for which proceeds of $4,319,637 had been received. These proceeds have been included with issued share capital. Also at December 31, 1999 there were 103,422 shares due to be issued in relation to the earnout of Powercall Technologies Limited. These shares have been valued at $1.47 being the market value of these shares as at June 30, 1999 being the date the conditions for their issue were met.

          As at December 31, 1999 and March 31, 1999, 963,602 shares were being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis. In 1998, 760,500 shares were held in escrow.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

9.   Share capital, continued:

     (b) Share transactions:

          --------------------------------------------------------------------------------------------------------------------------
                                                              March 31, 1999            March 31, 1998            March 31, 1997
                                                         -----------------------   -----------------------   -----------------------
          Common shares                                      Shares       Amount       Shares       Amount       Shares       Amount
          --------------------------------------------------------------------------------------------------------------------------
          Shares outstanding at March 31                 11,704,554  $ 4,214,324   10,315,486  $ 2,262,460    8,741,000  $ 1,040,800
          Issue of shares for acquisition of Industrial
            Communications [note (i)]                          --           --        760,500    1,254,825      195,486      322,537
          Issue of shares for acquisition of Powercall
            Technologies Limited [note (ii)]                284,733      498,283       27,440       54,880         --           --
          Issue of shares for acquisition of Easy PC
            Computer Rentals Limited [note (iii)]           111,567      195,258        8,128       16,259         --           --
          Issue of shares in settlement of Personal
            Computer Systems Ltd. acquisition [note (iv)]      --           --           --           --        220,000      204,423
          Exercise of share warrants                         25,000       29,500      450,000      495,000         --           --
          Exercise of stock options                            --           --        143,000      130,900    1,159,000      694,700
          --------------------------------------------------------------------------------------------------------------------------
          Shares issued at March 31                      12,125,854    4,937,365   11,704,554    4,214,324   10,315,486    2,262,460

          Acquisition shares held in
            escrow [note (i) and (iii)]                    (963,602)  (1,583,875)    (760,500)  (1,254,825)        --           --

          --------------------------------------------------------------------------------------------------------------------------

          Shares outstanding at March 31                 11,162,252  $ 3,353,490   10,944,054  $ 2,959,499   10,315,486  $ 2,262,460
          --------------------------------------------------------------------------------------------------------------------------


          ----------------------------------------------------------------------
                                                           December 31, 1999
                                                        ------------------------
          Common shares                                     Shares       Amount
          ----------------------------------------------------------------------

          Shares outstanding at March 31                12,125,854 $  4,937,365
          Conversion of preferred shares                 1,884,613    2,450,000
          Private placement                              1,000,000    1,070,000
          Exercise of stock options                        112,000      144,400
          Exercise of share warrants                     1,800,000    4,860,000
          ----------------------------------------------------------------------
          Shares outstanding at December 31             16,922,467   13,461,765

          Acquisition shares held in escrow               (963,602)  (1,583,875)

          ----------------------------------------------------------------------
                                                        15,958,865   11,877,890

          Proceeds on private placement                       --      4,319,637

          ----------------------------------------------------------------------
                                                        15,958,865 $ 16,197,527
          ----------------------------------------------------------------------


          (i) During 1998, share script was issued in respect of the acquisition of Industrial Communications Service Limited. These shares (760,500) are currently held in escrow and are only released as earn-out provisions are achieved.

          (ii) During 1999, shares were issued, at $1.75, in relation to the acquisition of Powercall Technologies Limited in respect of earn-out targets that were achieved (note 3).

               As at December 31, 1999 and March 31, 1999, 186,317 of these shares were being held in escrow.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

9.   Share capital, continued:

     (b)  Share transactions, continued:

          (iii)Also during the year, additional shares were issued, at $1.75, in relation to the acquisition of Easy PC Computer Rentals Limited in respect of earn-out targets that were achieved (note 3).

               As at December 31, 1999 and March 31, 1999, 16,785 of these shares were being held in escrow.

          (iv) During  1997,  the  Company   completed  the  settlement  of  the
               acquisition of Personal Computer Systems Limited, with the issuance of 220,000 common shares.

     (c)  Preferred shares:

          ----------------------------------------------------------------------------------------------------------------
                                  December 31, 1999        March 31, 1999         March 31, 1998         March 31, 1997
                                --------------------    --------------------   --------------------   --------------------
          Preferred shares       Shares       Amount     Shares      Amount     Shares      Amount     Shares      Amount
          ----------------------------------------------------------------------------------------------------------------
          Series A shares
            outstanding       2,450,000   $2,450,000  2,450,000  $2,450,000  3,043,049  $3,043,049  3,543,049  $3,543,049
          Redeemed at $1.00  (2,450,000)  (2,450,000)      --          --     (593,049)   (593,049)  (500,000)   (500,000)

          ----------------------------------------------------------------------------------------------------------------
          Series A shares
            outstanding            --           --    2,450,000  $2,450,000  2,450,000  $2,450,000  3,043,049  $3,043,049
          ----------------------------------------------------------------------------------------------------------------


          In 1995, the Company acquired Brocker Investments (NZ) Limited and a liability was established in the accounts for the purchase consideration. In 1996, the liability was satisfied by the issuance of Series A preferred shares.

          During 1998, 593,049 shares were redeemed at $1.00 per share. For 1998 and 1997, the rate of any premium on redemption, and the redemption itself, was at the discretion of the Company. It was agreed by the preferred shareholders that a premium paid on redemption during 1997 of $50,000 should be clawed back. This was performed by reducing the cash paid on redemption during 1998 by the same $50,000. This adjustment has been credited directly against the retained earnings of the Company.

          During 1999, a dividend was paid at 6.5% of preferred shares outstanding at September 30, 1998. During 1998, a dividend was paid at 7.5% of preferred shares outstanding at September 30, 1997.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

9.   Share capital, continued:

     (c)  Unexercised options:

          At December 31, 1999 there are a total of 1,048,000 outstanding and unexercised stock options (March 31, 1999 - 889,000; 1998 - 934,000;
          1997 - 612,000).

          Options held by the Directors of the Company December 31, 1999 - 450,000 (March 31, 1999 - 387,000; 1998 - 287,000; 1997 - 350,000) are
          as follows:

          ----------------------------------------------------------------------
          Number of options               Exercise price           Expiry date
          ----------------------------------------------------------------------
                                 March 31,
          December 31,  -------------------------
             1999       1999       1998      1997
          ----------------------------------------------------------------------

             --         --         --       18,000    $0.30    December 21, 1999
           57,000     57,000     57,000     57,000     1.31     November 1, 2001
           50,000    100,000       --         --       1.50    November 30, 2003
          145,000    150,000    150,000    275,000     1.18     November 1, 2001
           30,000     30,000     30,000       --       1.90     November 1, 2002
           50,000     50,000     50,000       --       1.99     January 26, 2003
          118,000       --         --         --       1.41         July 2, 2004

          ----------------------------------------------------------------------


          Options are held by employees of the Group as follows December 31, 1999 - 598,000 (March 31, 1999 - 502,000; 1998 - 647,000; 1997 -
          262,000):

          ----------------------------------------------------------------------
          Number of options               Exercise price           Expiry date
          ----------------------------------------------------------------------
                                 March 31,
          December 31,  --------------------------
             1999       1999       1998       1997
          ----------------------------------------------------------------------

             --       12,000     12,000     12,000    $0.30    December 31, 1999
           55,000    135,000    250,000    250,000     1.18     November 1, 2001
             --       20,000       --         --       1.52       April 17, 2000
          315,000    335,000    335,000       --       1.90     November 1, 2002
              --        --       50,000       --       1.99     January 26, 2003
          228,000       --         --         --       1.41         July 2, 2004

          ----------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

9.   Share capital, continued:

     (d)  Earnings per common share:

          Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the year. Net income has been adjusted for dividends paid on preferred shares of December 31, 1999 $152,743 (March 31, 1999 - $163,322; 1998 - $195,000; 1997 -
          $248,588).

          ---------------------------------------------------------------------------------------------------------
                                                                                       March 31,
                                                     December 31,     ---------------------------------------------
                                                             1999            1999           1998           1997
          ---------------------------------------------------------------------------------------------------------
          Weighted average number of shares            12,385,591      11,012,887     10,516,318      9,425,583

          Net income (loss) attributable to
            shareholders after deduction
            of preference dividends                   $  (243,794)    $   351,492    $   601,816    $   589,062

          Basic earnings (loss) per share             $    (0.02)     $      0.03    $      0.06    $      0.06

          ---------------------------------------------------------------------------------------------------------

          For the current period and previous financial years, the effect on earnings per share of the exercise of outstanding options and conversion of preferred shares, for the calculation of fully diluted earnings per share, is anti-dilutive.



10.  Income tax:

     ----------------------------------------------------------------------------------------------------------
                                                                                       March 31,
                                                    December 31,     ------------------------------------------
                                                            1999            1999           1998           1997
     ----------------------------------------------------------------------------------------------------------
     Expected income tax expense calculated
       on the Statutory Rate on earnings
       before taxation                                $   (5,077)    $   346,635     $  583,691     $  580,081

     Adjusted for the tax effect of:
         Amortization of goodwill                         82,591         114,487         95,497         88,239
         Canadian parent company losses
           not available for offset with
           foreign income                                  --              --            14,784          --
         Adjustment for foreign tax rates                  4,036        (109,765)      (203,896)      (162,140)
         Other                                            21,040         (78,366)        15,991        (34,392)

     ----------------------------------------------------------------------------------------------------------
     Income tax expense                               $  102,590     $   272,991     $  506,067     $  471,788
     ----------------------------------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

10.  Income tax, continued:

     --------------------------------------------------------------------------------------------------------------
                                                                                      March 31,
                                                    December 31,  -------------------------------------------------
                                                            1999            1999           1998           1997
     --------------------------------------------------------------------------------------------------------------
     Total income tax expense is made up of:
         Current taxation                          $     102,590  $      180,380  $     648,116  $     488,949
         Deferred taxation                                 --             92,611       (142,049)       (17,161)

     --------------------------------------------------------------------------------------------------------------
                                                   $     102,590  $      272,991  $     506,067  $     471,788
     --------------------------------------------------------------------------------------------------------------



11.  Related party transactions:

     (a) During the year ended March 31, 1999, the Group provided an interest free short-term advance to the Chief Executive Officer of the Company. The balance outstanding at March 31, 1999 was $4,663 (1998 - $5,778; 1997 - $71,390). This balance is included in other receivables. At December 31, 1999 the balance included in other receivables was $4,403.

          The Chief Executive Officer has outstanding borrowings of $26,371 from the Group at March 31, 1999. Interest is currently charged on this amount at 6.5% and the loan is unsecured and repayable on demand. The maximum amount outstanding during the period ended December 31, 1999 and years ended March 31, 1999 and 1998 in respect of this loan was $94,817, and interest charged amounted to $1,240 (1999 - $7,725; 1998
          - $233). At December 31, 1999 there was no balance outstanding.

     (b) The Chief Executive Officer of the Company, as at March 31, 1999, held 923,453 (1998 - 1,148,453; 1997 - 1,344,153) preferred shares on which a dividend of $60,783 was paid during 1999 (1998 - $86,134). During 1998, 195,700 of these shares were redeemed and settled by cash of $173,614. At December 31, 1999 all shares previously held were converted into 710,348 common shares and $60,024 dividends were paid during the period.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

11.  Related party transactions, continued:

     (c) Directors of the Company have exercised stock options. The funds required to exercise these options have been loaned to the Directors by Brocker Technology Group (NZ) Limited.

          As at December 31, 1999, the amount outstanding was $557,904 (March 31, 1999 - $749,375; 1998 - $715,801; 1997 - $691,698). The current market value of the shares, held as security over these loans at December 31, 1999 is in excess of $7.0 million (March 31, 1999 - $1.6 million; 1998 - $1.3 million). Interest of $12,768 (March 31, 1999 - $16,692; 1998 - $22,263) was charged during the year. This balance is included in other receivables. The maximum amount outstanding during the year in respect of these loans was $749,375 (1998 - $715,801).

          The loan to each Director is repayable on demand or within 30 days of the individual ceasing to be a Director of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

          All loans to directors and officers of the Company are full recourse loans.

     (d) Directors, of various subsidiary companies, have advances owing to the Group as at December 31, 1999 totalling $166,340 (March 31, 1999 - $193,124; 1998 - $105,412), including the NZ$150,000 advance referred to in note 3. In all cases, these Directors were shareholders of the subsidiary prior to acquisition by Brocker Technology Group (NZ) Limited. No interest is charged on the amounts outstanding and the balance is included in other receivables.

     (e) A number of Group companies transact business with each other on a regular basis. These transactions are entered into on normal commercial terms and are eliminated on consolidation. See note 13 for intersegment revenues.

     Unless otherwise stated the maximum amount outstanding during the year was the balance at December 31, 1999, March 31, 1999, March 31, 1998 or March 31, 1997.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

12.  Employee share ownership plan:

     In November, 1996, the Company established a plan to enable a number of senior management employees to acquire stock options in the Company. Brocker Technology Group (NZ) Limited has provided financial assistance to some of these employees to exercise the options offered.

     The loan to each employee is repayable on demand or within 30 days of the individual ceasing to be an employee of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

     As at December 31, 1999, the amounts outstanding in respect of these shares amounted to $87,731 (March 31, 1999 - $84,297; 1998 - $130,855; 1997 -
     $391,243) and is included within other receivables. Interest of $8,371 (March 31, 1999 - $13,729; 1998 - $17,794) was charged on these loans during the periods respectively. The current market value of the shares held as security is in excess of $1.8 million (March 31, 1999 - $600,000; 1998 - $470,000).

     The maximum amount outstanding during the period ended December 31, 1999 was $130,855 (March 31, 1999 - $130,855; 1998 - $391,243).


13.  Segmented operations:

     (a) The Group operates in two geographical segments, New Zealand and Australia. The Canadian operations shown relate to administrative items only.

     -----------------------------------------------------------------------------------------------------------
     December 31, 1999                         Canada           New Zealand         Australia         Total
     -----------------------------------------------------------------------------------------------------------
     Sales                                $      --          $   72,123,208   $    37,693,608   $  109,816,816
     Net profit                                  --                (645,645)          554,594          (91,051)
     Depreciation                                --                 500,161            86,270          586,431
     Amortization                                --                 286,373            16,998          303,371
     Interest                                    --                 700,653           144,467          845,120
     Identifiable assets                      3,445,782          44,359,380        10,367,201       58,172,363
     Capital expenditure                         --                 434,571           117,606          552,177

     -----------------------------------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

13.  Segmented operations, continued:

     ------------------------------------------------------------------------------------------------------------
     December 31, 1998                           Canada         New Zealand         Australia            Total
     ------------------------------------------------------------------------------------------------------------
     Sales                                $      --          $   83,857,050   $    14,146,518   $   98,003,568
     Net profit                                  --                 206,733           176,841          383,574
     Depreciation                                --               1,066,426            45,965        1,112,391
     Amortization                                --                 150,000            14,182          164,182
     Net interest expense                        --                 671,027           108,254          779,281
     Identifiable assets                        232,919          44,490,483         4,650,473       49,373,875
     Capital asset expenditure                   --               4,293,979            87,272        4,381,251

     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------
     March 31, 1999                              Canada         New Zealand         Australia            Total
     ------------------------------------------------------------------------------------------------------------
     Sales                                $      --          $  109,887,630   $    23,415,010   $  133,302,640
     Intersegment revenue                        --                  18,058           (18,058)          -
     Net profit                                  --                 204,103           310,711          514,814
     Depreciation and amortization               --               1,894,449           116,254        2,010,703
     Net interest expense                        --               1,270,935           138,252        1,409,187
     Identifiable assets                         --              41,417,762         9,269,733       50,687,495
     Capital asset expenditure                   --               4,349,113           324,768        4,673,881

     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------
     March 31, 1998                              Canada         New Zealand         Australia            Total
     ------------------------------------------------------------------------------------------------------------
     Sales                                $      --          $   57,281,846   $    13,529,374   $   70,811,220
     Net profit (loss)                          (33,001)          1,208,407          (378,590)         796,816
     Depreciation and amortization               --               1,629,985            62,600        1,692,585
     Net interest expense                        --                 584,070            84,775          668,845
     Identifiable assets                         --              29,923,977         2,575,194       32,499,171
     Capital asset expenditure                   --               1,007,960            37,159        1,045,119

     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------
     March 31, 1997                              Canada         New Zealand         Australia            Total
     ------------------------------------------------------------------------------------------------------------
     Sales                                $      --          $   38,237,323   $    11,872,216   $   50,109,539
     Net profit (loss)                          (82,606)          1,118,195          (197,939)         837,650
     Depreciation and amortization               --                 381,447            48,428          429,875
     Net interest expense                        --                 141,253            20,511          161,764
     Identifiable assets                         30,662          14,500,039         5,395,799       19,926,500
     Capital asset expenditure                   --                 493,846            18,639          512,485

     ------------------------------------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

13.  Segmented operations, continued:

     (b) The Group operates in four industry segments, being the divisions by with the Group is managed. These divisions are application development, sales and distribution, professional services and technical services. The corporate services operation shown relates to the Group's administrative functions in Canada and New Zealand.

     -------------------------------------------------------------------------------------------------------------------------------
                                          Sales and       Technical     Application    Professional       Corporate
     December 31, 1999                 Distribution        Services     Development        Services        Services           Total
     -------------------------------------------------------------------------------------------------------------------------------
     Sales                            $ 103,459,343   $      95,614   $   1,883,592   $   4,378,267   $        --     $ 109,816,816
     Intersegment revenue                  (421,976)         20,038           4,980         396,958            --              --
     Net profit (loss)                    1,761,288           2,109      (1,375,991)       (385,330)        (93,127)        (91,051)
     Depreciation                           103,803           1,475         112,811         173,471         194,871         586,431
     Amortization                            16,998            --           115,665            --           170,708         303,371
     Interest                               689,004            --           265,381          88,676        (197,941)        845,120
     Identifiable assets                 34,524,113          51,272        (243,221)        344,139      23,496,060      58,172,363
     Capital asset expenditure               63,937           9,979          55,725         257,219         165,317         552,177

     -------------------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------------------
                                          Sales and       Technical     Application    Professional       Corporate
     December 31, 1998                 Distribution        Services     Development        Services        Services           Total
     -------------------------------------------------------------------------------------------------------------------------------
     Sales                            $  90,446,256   $   1,944,065   $   1,450,624   $   4,150,073   $      12,550   $  98,003,568
     Intersegment revenue                  (731,437)          3,695          15,310         712,432            --              --
     Net profit (loss)                    2,327,339          64,036        (278,214)       (186,695)     (1,542,892)        383,574
     Depreciation                           200,643          49,265         139,663         687,769          35,051       1,112,391
     Amortization                            14,182            --              --              --           150,000         164,182
     Interest                               741,109          36,034          68,034         182,262        (248,158)        779,281
     Identifiable assets                 48,579,745         601,545         395,176       2,704,099      (2,906,690)     49,373,875
     Capital asset expenditure              377,627          38,028         236,567         411,806       3,317,223       4,381,251

     -------------------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------------------
                                          Sales and       Technical     Application    Professional       Corporate
     March 31, 1999                    Distribution        Services     Development        Services        Services           Total
     -------------------------------------------------------------------------------------------------------------------------------
     Sales                            $ 124,995,192   $   2,661,745   $   2,124,378   $   3,519,855   $       1,470   $ 133,302,640
     Intersegment revenue                   465,306         (38,691)        (62,525)       (364,090)           --              --
     Net profit (loss)                    3,137,297          54,278        (407,056)        (65,010)     (2,204,695)        514,814
     Depreciation and amortization        1,257,971          82,843         330,630          37,252         302,007       2,010,703
     Net interest expense                 1,206,905          33,225         126,465           8,651          33,941       1,409,187
     Identifiable assets                 49,731,409         532,667         189,390       1,100,084        (866,055)     50,687,495
     Capital asset expenditure              835,810         185,184         170,388         126,934       3,355,565       4,673,881

     -------------------------------------------------------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

13.  Segmented operations, continued:

     -------------------------------------------------------------------------------------------------------------------------------
                                          Sales and       Technical     Application    Professional       Corporate
     March 31, 1998                    Distribution        Services     Development        Services        Services           Total
     -------------------------------------------------------------------------------------------------------------------------------
     Sales                            $  67,856,803   $   2,331,371   $     623,046   $      --       $        --    $   70,811,220
     Intersegment revenue                   178,283         (12,632)       (165,651)         --                --              --
     Net profit (loss)                    2,555,089         (28,671)         96,344          --          (1,825,946)        796,816
     Depreciation and amortization        1,470,999          90,513          87,274          --              43,799       1,692,585
     Net interest expense                   540,396          70,030           2,541          --              55,878         668,845
     Identifiable assets                 33,281,993         441,775         306,213          --          (1,530,810)     32,499,171
     Capital asset expenditure              598,923          66,128         250,293          --             129,775       1,045,119

     -------------------------------------------------------------------------------------------------------------------------------


     During the year ended March 31, 1999, the Group conducted business with a single customer that accounted for revenue of $23,792,150. This revenue was generated in New Zealand by the Distribution Services segment. There were no such customers during the 1998 or 1997 year.

     The Group operated solely in the Sales and Distribution industry in the year ended March 31, 1997.



14.  Financial instruments:

     Currency risk:

     The nature of activities and management policies with respect to financial instruments are as follows:

     (i)  Currency:

          The Group uses a very limited number of forward exchange contracts and currency options to hedge purchases of inventory in foreign currencies. The Group's exchange rate commitments are intended to minimize the exposure to exchange rate movement risk on the cost of the Group's products and on the price it is able to sell those products to customers. The Group does not use foreign exchange instruments for trading or any other purpose.

          No forward exchange contracts were entered into during the 1999 financial year. During the 1998 financial year, the average value of these contracts amounted to $1,232,000 and were entered as a hedge against New Zealand purchases made in Australian dollars.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

14.  Financial instruments, continued:

     Currency risk, continued:

     (ii) Concentration of credit risk:

          In the normal course of business, the Group incurs credit risk from trade debtors and transactions with financial institutions. The Group has a credit policy which is used to manage the risk. As part of this policy, limits on exposure with counterparties have been set and are monitored on a regular basis. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.

          The Group has no significant concentrations of credit risk other than as disclosed. The Group does not consider that they require any collateral or security to support financial instruments due to the quality of financial institutions and trade debtors.

     (iii) Interest rate risk:

          The Group has adopted a policy of ensuring that its exposure to changes in interest rates is on a floating rate basis.

     (iv) Fair values:

          The fair values of the Group's cash accounts and other receivables, bank, indebtedness, accounts payable, accrued liabilities and lease obligations approximate their carrying values given their short-term nature. The carrying value of the demand debenture and capital leases, as disclosed in note 8, also approximate their fair value.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

15.  Commitments:

     (a) Brocker Technology Group (NZ) Limited has entered into a number of acquisitions where the final acquisition price is dependent on the occurrence of future events. This contingent purchase price is calculated based on cash flow earned for a given period, and is settled by way of shares issued but held in escrow.

          Shares are released from escrow based on cash flows, as defined with each party, earned by the subsidiary over a varying number of years following acquisition, being the "earn-out" period.

          As at December 31, 1999, the following earn-outs were in existence:

          ----------------------------------------------------------------------
          Subsidiary                    Acquisition price and earn-out provision
          ----------------------------------------------------------------------

          Industrial Communications     Maximum  purchase price  established and
            Service Limited             shares  issued  and held in escrow  (see
                                        note 9).  Earn-out based on defined cash
                                        flow  earned in  financial  years  ended
                                        March 31, 1998 to 1999 (note 3).

          Powercall Technologies        Shares to be held in escrow based on the
            Limited                     lesser  of 4 times the  cumulative  cash
                                        flow  earned for the years  ended  March
                                        31, 1998 to 2001 or 12 times profit for the year ended March 31, 2001, limited to NZ$20 million. Earn-out based on defined cash flow earned in financial years ended March 31, 1998 to 2002 (note
                                        3).

          Easy PC Computer              Shares  to be held in  escrow  based  on
            Rentals Limited             cash  flow  earned  for the  year  ended
                                        March  31,  1998.   Earn-out   based  on
                                        defined cash flow earned in financial years ended March 31, 1999 to 2000 (note
                                        3).

          Pritech Corporation Limited   Shares  to be held in  escrow  based  on
                                        cash  flow  earned  for the  year  ended
                                        September 30, 1998. Earn-out based on defined cash flow earned in financial years ended September 30, 1999 to 2000
                                        (note 3).

          1 World Systems Limited       Shares  to be held in  escrow  based  on
                                        cash  flow  earned  for the  year  ended
                                        March  31,  1999.   Earn-out   based  on
                                        defined cash flow earned in financial years ended March 31, 2000 to 2001 (note
                                        3).

          ----------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

15.  Commitments, continued:

     (a)  Continued:

          Based on the latest available information, the directors have estimated that the maximum number of shares that could potentially be issued, including those currently in escrow, under the earn-out agreements referred to in note 3 is 2.4 million common shares. The number of shares that will ultimately be issued is dependent upon the subsidiaries concerned achieving their respective earn-out criteria.

     (b)  Group   companies   operate  from  leased   premises  and  have  other
          obligations under operating leases requiring annual repayments as follows:

          ----------------------------------------------------------------------
                                        December 31, 1999         March 31, 1999
          ----------------------------------------------------------------------

          2000                                   $383,085               $467,652
          2001                                    349,519                382,624
          2002                                    158,808                309,829
          2003                                     45,799                150,140

          ----------------------------------------------------------------------

16.  Contingencies:

     In the general course of business, disputes may arise with customers and other third parties. The Directors consider adequate provision has been made for all such instances.

17.  Subsequent events:

     (a) Effective July 1, 1999, the Company has successfully renegotiated its financing arrangements with the National Bank of New Zealand. This increased NZ$20 million facility provides the Group's New Zealand and Australian operations greater access to funds at a lower net cost. This facility will be secured over the Group's assets.

     (b) Also subsequent to March 31, 1999, the Company completed a fully subscribed private placement of 1,000,000 units to raise proceeds of $1,070,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the purchase of one additional common share at a price of $1.25 until January 16, 2002.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

17.  Subsequent events, continued:

     (c) Effective December 15, 1999, the Company completed a private placement of 1,800,000 warrants at a price of $2.70. Each warrant may be exchanged for one common share and a warrant to purchase one-half of a common share at $1.575 per one-half share. Proceeds of $4.9 million were received. Agent options to purchase 486,000 common shares at an exercise price of $3.15 were granted.

     (d) Subsequent to December 31, 1999, the Company completed a private placement of 1,800,000 common shares. The net proceeds from this placement were $10,258,780 of which $5,939,143 were received after December 31, 1999. In connection with this transaction, an agent warrant was granted for the purchase of 228,400 common shares at an exercise price of $6.25 per share.

18.  Reconciliation with United States generally accepted accounting principles:

     The Company follows Canadian generally accepted accounting principles which conform in all material respects with those in the United States and from practices prescribed by the Securities and Exchange Commission, except as follows:

     (a) Research and development costs are generally expensed in the United States. In Canada, development costs may be deferred to the extent that costs can reasonably be expected to be recovered.

     (b) Directors and employee loans for the purchase of shares are generally deducted from shareholders' equity. In Canada, the loans may be recorded in other accounts receivable in certain circumstances.

     (c) The only items included in the determination of comprehensive income were the foreign currency adjustments on the translation of the financial statements of subsidiary companies. Accordingly, the changes in other comprehensive income are as disclosed in the statement of foreign currency translation reserve.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

18. Reconciliation with United States generally accepted accounting principles, continued:

     The application of United States generally accepted accounting principles would have the following effect on the reported net income:

     --------------------------------------------------------------------------------------------------------------
                                                                                      March 31,
                                                    December 31,     ----------------------------------------------
                                                            1999            1999           1998           1997
     --------------------------------------------------------------------------------------------------------------
     (Stated in thousands of Canadian dollars)
     Net income (loss) in accordance with
       Canadian generally accepted
       accounting principles, as reported            $       (91)    $       515    $       797    $       837

     Adjustments required:
         Development costs                                  (198)           (761)          (491)          --

     Income taxes                                             66             183            173           --

-------------------------------------------------------------------------------------------------------------------
     Net income (loss) in accordance with
       United States generally accepted
       accounting principles                                (223)            (63)           479            837

     Adjustment to comprehensive income in
       accordance with U.S. generally accepted
       accounting principles                                (468)             82           (799)            22

-------------------------------------------------------------------------------------------------------------------
     Total comprehensive income                      $      (691)    $        19    $      (320)   $       859
-------------------------------------------------------------------------------------------------------------------

     Net income (loss) attributable to shareholders
       after deduction of preferred dividends        $      (376)    $      (226)   $      (284)   $       588
-------------------------------------------------------------------------------------------------------------------

     Earnings per share in  accordance  with
       United  States  generally  accepted
       accounting principles:
         Basic                                       $     (0.03)    $     (0.02)   $      0.03    $      0.06
         Fully Diluted                                     (0.03)          (0.02)          0.03           0.06

-------------------------------------------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

18. Reconciliation with United States generally accepted accounting principles, continued:

     United States GAAP reconciliation for the balance sheet:

     -------------------------------------------------------------------------------------------------------------------------------
                                                    December 31,                                 March 31,
                                                        1999                   1999                 1998                  1997
                                               -------------------   ---------------------------------------------------------------
                                               Canadian       U.S.   Canadian       U.S.   Canadian       U.S.   Canadian       U.S.
     -------------------------------------------------------------------------------------------------------------------------------
     (Stated in thousands of dollars)
     Other accounts receivable                  $ 1,869    $ 1,058    $ 1,435    $   377    $ 1,637    $   584    $ 1,115     $ --
     Deferred tax asset                             310        733        310        667        214        387         72         72
     Deferred development costs                   1,450       --        1,252       --          491       --         --         --
     Share capital                               16,012     15,201      5,762      4,704      5,368      4,315      5,264      4,149
     Retained earnings                            1,463        436      1,707        812      1,355      1,037        703        703

     -------------------------------------------------------------------------------------------------------------------------------


     (d)  Stock based compensation:

          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123.

          The Company has calculated the fair value of stock options granted to employees, directors and officers using the Black Scholes option pricing model with the following weighted-average assumptions:

          ------------------------------------------------------------------------------------------------------
                                                                                        March 31,
                                                    December 31,           -------------------------------------
                                                            1999            1999           1998           1997
          ------------------------------------------------------------------------------------------------------
          Risk free interest rate                             6%              6%             6%             6%
          Volatility                                         60%             60%            60%            60%
          Expected option life (in years)                     5               5              5              5
          Dividend yield                                      0%              0%             0%             0%

          ------------------------------------------------------------------------------------------------------

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

18. Reconciliation with United States generally accepted accounting principles, continued:

     (d)  Stock based compensation, continued:

          Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS No. 123, net earnings in accordance with U.S. GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS No. 123 for stock based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the options' vesting period.

          -----------------------------------------------------------------------------------------------------
                                                                                          March 31,
                                                    December 31,         --------------------------------------
                                                            1999            1999            1998           1997
          -----------------------------------------------------------------------------------------------------
          Net income (loss) under U.S. GAAP:
               As reported                               $  (223)        $   (63)        $   479        $   837
               Pro forma                                    (299)           (287)            393            723

          -----------------------------------------------------------------------------------------------------

          Basic income (loss) per
             common share:
               As reported                               $ (0.03)        $ (0.02)        $  0.03        $  0.06
               Pro forma                                   (0.04)          (0.04)           0.02           0.05

          -----------------------------------------------------------------------------------------------------

ITEM 18. FINANCIAL STATEMENTS

Not applicable.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS


(a) Index to Financial Statements                                              Page
---------------------------------                                              ----

Title Page                                                                      F-1

Independent Auditor's Report                                                    F-2

Table of Contents                                                               F-3

Consolidated Balance Sheets as at December 13, 1999 (unaudited) and March       F-4
31 of 1999,1998 and 1997 (audited)

Consolidated  Statements of Earnings for the Nine months ended  December 31,    F-5
1999 and 1998 (unaudited) and March 31, 1999, 1998 and 1997 (audited)

Consolidated Statements of Retained Earnings for the Nine months ended          F-6
December 31, 1999 and 1998 (unaudited) and March 31, 1999, 1998 and 1997
(audited)

Consolidated Statements of Cash Flows for the Nine months ended December 31,    F-7
1999 and 1998 (unaudited) and March 31,


1999, 1998 and 1997 (audited)

Notes to the  Consolidated  Financial  Statements  for the Nine                 F-8 through F-43
months ended December 31, 1999  (unaudited)  and March 31,
1999, 1998 and 1997 (audited)

(b)      Index to Exhibits
--------------------------

3(i)     Restated Articles of Incorporation dated                               E-1 through E-9
         November 16, 1998*

3(ii).1  Bylaws dated November  25, 1993*                                       E-10 through E-60

3(ii).2  Amendment to Bylaws dated October 23,  1998*                           E-61

10.1     Brocker Investments (NZ) Ltd. acquisition of
         Industrial Communications Service Ltd. ("ICS")
         (March 31, 1997)*                                                      E-62 through E-116

10.2     Brocker Investments (NZ) Ltd. acquisition of
         Powercall Technologies Ltd. (May 16, 1997),
         and earn-out projections*                                              E-117 through E-153

10.3     Brocker Investments (NZ) Ltd. acquisition of
         Easy PC Computer Rentals Limited (July 10, 1997),
         and earn-out projections*                                              E-154 through E-201

10.4     Brocker Investments (NZ) Ltd. acquisition of
         Image Craft Ltd. (formerly New Zealand On-Line Ltd.)
         (December 24, 1997)*                                                   E-202 through E-315

10.5     Brocker Investments (NZ) Ltd. acquisition of
         Pritech Corporation Limited (March 31, 1998)*                          E-316 through E-408

10.6     Brocker Investments (NZ) Ltd. acquisition of
         Microchannel Limited, undated (Note: Heads of
         Agreement dated February 13, 1998)*                                    E-409 through E-474

10.7     Agreement for Sale and Purchase of Shares of Personal
         Computer Systems (1993) Limited (January 25, 1995), including
         Deed of Variation and Memorandum of Agreement, dated
         November 24, 1995*                                                     E-475 through E-537

10.8     Share Purchase Agreement between Genetics
         Limited, Mike J. Duff, Casey J. O'Byrne, Lionel A.
         Singleton, Damen Ng, Roger N. Gimby and
         Brocker Investments Limited, dated November 10, 1994*                  E-538 through E-544

10.9     Share Exchange Agreement between Talgarth Limited,
         Edgewell Limited, Classic Portraits and Design Ltd. and
         Brocker Investments, dated August 31, 1994 (including
         board minutes)*                                                        E-545 through E-568


10.10    Share Sale Agreement between Edgewell Limited and
         Talgarth Limited, Mike J. Duff, Casey J. O'Byrne, Lionel
         A. Singleton, Damen Ng and Roger N. Gimby, dated
         November 10, 1994 (including board minutes)*                           E-569 through E-579


10.11    Agreement for Purchase and Sale of Shares between
         Brocker Investments Ltd. and 621202 Alberta Ltd.,
         dated March 14, 1995*                                                  E-580 through E-603

10.12    Agreement between The Number One Software Company
         Limited ("NOSCL") and Brocker Investments (NZ) Limited,
         dated March 31, 1995*                                                  E-604 through E-618

10.13    Agreement for Sale and Purchase of Shares between John
         Richard Campbell and Robyn Lorna Campbell and Brocker
         Investments (NZ) Limited, dated March 31, 1995*                        E-619 through E-654

10.14    Agreement for Sale and Purchase of Shares between Michael
         Brian Ridgway and Brocker Investments (NZ) Limited for the
         Purchase of 32,999 Shares in Sealcorp Computer Products
         Limited, dated December 20, 1994*                                      E-655 through E-664

10.15    Salaried Employment Contract between Powercall Technologies
         Limited and Evan James Read, dated April 1, 1997*                      E-665 through E-675

10.16    Salaried Employment Contract between Powercall Technologies
         Limited and Gregory Hunt, dated May 10, 1997*                          E-676 through E-687

10.17    Salaried Employment Contract between Powercall Technologies
         Limited and Michael Gerard Duncraft, dated April 1, 1997*              E-688 through E-678

10.18    Salaried Employment Contract between Easy PC Computer
         Rentals Limited and Jon Hugh Barker, dated July 1, 1997*               E-679 through E-707

10.19    Employment Contract between Pritech Corporation Limited
         and David William Corlett, dated April 1, 1998*                        E-708 through E-721

10.20    Employment Contract between Pritech Corporation Limited
         and David John Cooke, dated April 1, 1998*                             E-722 through E-735

10.21    Employment Contract between Pritech Corporation Limited
         and Gary Spencer Elmes, dated April 1, 1998*                           E-736 through E-749

10.22    Consulting Services Agreement between Brocker Investments
         Ltd. and Des O'Kell, dated December 13, 1996*                          E-750 through E-752

10.23    Agency Agreement between the Company, Thomas Kernaghan &
         Co. Limited and Montreal Trust Company of Canada, dated
         January 21, 2000

10.24    Special Warrant Indenture between the Company and Montreal
         Trust Company of Canada, dated January 21, 2000

21.      Chart of Company's Subsidiaries*

----------
* Filed as exhibits to the Company's Registration Statement on Form 20-F filed with the Commission on December 30, 1999.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it satisfies all of the requirements for filing a Registration Statement on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Auckland, New Zealand on _____________, 2000.


                                         Brocker Technology Group Ltd.,
                                         an Alberta corporation


                                   By:
                                         ---------------------------------------
                                         Michael B. Ridgway
                                   Its:  President