Form 20-F/A
period 2000-05-19
BROCKER TECHNOLOGY GROUP LTD
filed 2000-07-24
CIK 1094034

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


     Operating Expenses and Operating Income. Our operating expenses increased to $13.9 million, or 12.7% of revenues, in the nine months ended December 31, 1999, from $12.1 million, or 12.4% of revenues, in the comparable period of
1998. Our operating expenses in the 1999 period included approximately $2.0 million of expenditures related to the development of our proprietary software applications up from $1.1 million in the 1998 period. These expenses are included under the "Other Operating Expenses" item of our Statement of Earnings. These expenditures are expected to provide benefits in future periods as we commercialize our products, but negatively impacted our results in 1999 and 1998.


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

     (h)  Deferred income taxes:


          The Company follows the deferral method of income tax allocation such that deferred income taxes are recognized when income and expense items are reported for income tax purposes in years different from those in which they are recorded for financial reporting purposes. Effective April 1, 2000, the Company will adopt the liability method of accounting for income taxes. The change from the deferral method to the asset and liability method will not result in a material change to the financial statements of the Company.


     (i)  Earnings per share:


          Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated based on the assumption that all options would have been exercised.

          Common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined. Otherwise, escrow shares are excluded from earnings per share calculations on both a basic and diluted earning per share basis.


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


     (d) The statements of changes in cash flows prepared in accordance with generally accepted accounting principles in Canada would not differ materially from those principles used in the United States.

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

18. Reconciliation with United States generally accepted accounting principles, continued:


     (e) In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, Income Taxes. The standard required a change from the deferred method of accounting for income taxed under Handbook Section 3470, Corporate Income Taxes, to the asset and liability method of accounting for income taxes. Under the assets and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

          Differences between accounting for income taxes, as noted above, would not differ materially from requirements as identified in United States FASB 109 entitled Accounting for Income Taxes.



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

     -------------------------------------------------------------------------------------------------------------------------------

As noted in (a) above research and development costs are generally expenses as incurred. The company originally for Canadian purposes capitalized deferred development costs. Accordingly, net costs of $491,000, $761,000 and $198,000 were expensed in each of the periods ended March 31, 1998, 1999 and December 31, 1999 for an aggregate amount of $1,450,000. As a result of these expenditures and deferred income taxes recoveries of $173,000, $183,000 and $66,000 for an aggregate amount of $422,000 were recorded. Deferred tax assets were increased in each period and in the aggregate over the three years and nine month period ended December 31, 1999.

As noted in (b) above director and employee loans for the purchase of shares are recorded as a reduction of shareholders' equity in the United States. In Canada, these loans may be recorded as an account receivable. Accordingly, directors and employee loans outstanding at December 31, 1999 and at March 31, 1999, 1998 and 1997 of $811,000, $1,058,000, $1,053,000 and $1,115,000 respectively were reclassified and recorded as a reduction from share capital in each of the respective periods. Other accounts receivable were reduced accordingly.

As a result of the changes made above retained earnings for each of the periods were adjusted as follows:

--------------------------------------------------------------------------------
                                                           March 31,
                                  December 31,     -----------------------------
                                          1999       1999       1998      1997
--------------------------------------------------------------------------------
Development costs                       $  (198)   $  (781)   $  (491)   $    --
Income taxes                                 66        183        173         --
--------------------------------------------------------------------------------
                                        $  (132)   $  (578)   $  (318)   $    --
--------------------------------------------------------------------------------
Retained earnings                       $ 1,463    $ 1,707    $ 1,355    $   703
Aggregate adjustment                     (1,027)      (895)      (318)        --
--------------------------------------------------------------------------------
Retained earnings, United States        $   436    $   812    $ 1,037    $   703
================================================================================

     (f)  Stock based compensation:


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

Brocker Technology Group Limited
Notes to Consolidated Financial Statements, continued
(Canadian Dollars)

Years ended March 31, 1999, 1998 and 1997
(Information subsequent to March 31, 1999 is unaudited)

--------------------------------------------------------------------------------

18. Reconciliation with United States generally accepted accounting principles, continued:


     (f)  Stock based compensation, continued:


          Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS No. 123, net earnings in accordance with U.S. GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS No. 123 for stock based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the option period.

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