Form 20-F
period 2000-03-31
BROCKER TECHNOLOGY GROUP LTD
filed 2000-09-29
CIK 1094034

FORM 20-F

(MARK ONE)

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
       EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
       ACT OF 1934

For the fiscal year ended March 31, 2000

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 000-27531

                          BROCKER TECHNOLOGY GROUP LTD.
             (Exact Name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name Into English)

                                 Alberta, Canada
                 (Jurisdiction of incorporation or organization)

                      2150 Scotia One, 10060 Jasper Avenue,
                                Edmonton, Alberta
                                 Canada T5J 3R8
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                          Name of Exchange

     None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

     Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     As of March 31, 2000, there were outstanding 14,295,202 shares (15,258,804 including shares in escrow).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] Item 17 [ ] Item 18

                    Index to Form 20-F Registration Statement

----------------------------------------------------------------------------------------- ----------------------------
                                                                                                  Page Number
----------------------------------------------------------------------------------------- ----------------------------
Part 1                                                                                                  1
----------------------------------------------------------------------------------------- ----------------------------
Item 1.     Description of Business                                                                     1
----------------------------------------------------------------------------------------- ----------------------------
Item 2.     Description of Property                                                                    17
----------------------------------------------------------------------------------------- ----------------------------
Item 3      Legal Proceedings                                                                          17
----------------------------------------------------------------------------------------- ----------------------------
Item 4.     Control of Registrant                                                                      17
----------------------------------------------------------------------------------------- ----------------------------
Item 5.     Nature of Trading Market                                                                   18
----------------------------------------------------------------------------------------- ----------------------------
Item 6.     Exchange Controls and Other Limitations Affecting Security Holders                         18
----------------------------------------------------------------------------------------- ----------------------------
Item 7.     Taxation                                                                                   19
----------------------------------------------------------------------------------------- ----------------------------
Item 8.     Selected Financial Data                                                                    21
----------------------------------------------------------------------------------------- ----------------------------
Item 9.     Management's Discussion and Analysis of Financial Condition and Results of
            Operations                                                                                 24
----------------------------------------------------------------------------------------- ----------------------------
Item 9A.    Quantitative and Qualitative Disclosures About Market Risk                                 34
----------------------------------------------------------------------------------------- ----------------------------
Item 10.    Directors and Officers of Registrant                                                       36
----------------------------------------------------------------------------------------- ----------------------------
Item 11.    Compensation of Directors and Officers                                                     39
----------------------------------------------------------------------------------------- ----------------------------
Item 12.    Options to Purchase Securities from Registrant or Subsidiaries                             41
----------------------------------------------------------------------------------------- ----------------------------
Item 13.    Interest of Management in Certain Transactions                                             43
----------------------------------------------------------------------------------------- ----------------------------
Part III                                                                                               44
----------------------------------------------------------------------------------------- ----------------------------
Item 15.    Default Upon Senior Securities                                                             44
----------------------------------------------------------------------------------------- ----------------------------
Item 16.    Changes in Securities, Changes in Security For Registered Securities and
            Use of Proceeds                                                                            44
----------------------------------------------------------------------------------------- ----------------------------
Part IV                                                                                                44
----------------------------------------------------------------------------------------- ----------------------------
Item 17.    Financial Statements                                                                       44
----------------------------------------------------------------------------------------- ----------------------------
Item 19.    Financial Statements and Exhibits                                                          44
----------------------------------------------------------------------------------------- ----------------------------
Signatures                                                                                             45
----------------------------------------------------------------------------------------- ----------------------------

     Certain statements contained in this report are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of these risks and uncertainties are discussed below under Item 1- "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

     All dollar amounts appearing in this report represent Canadian dollars, except where denoted otherwise. All US dollar equivalents are based on a conversion rate of $0.6878 for every US $1.00, which is the noon buying rate announced by the Federal Reserve Bank of New York on March 31, 2000, unless otherwise noted. The noon buying rate on September 15, 2000 was $0.6737 per US $1.00.

     Unless the context indicates to the contrary, the terms "Brocker", "we", "us" and "our" refer to Brocker Technology Group Ltd. and its wholly-owned subsidiaries.

     Unless otherwise indicated,(1) the information in this report is as of September 10, 2000 and (2) this Report does not reflect developments subsequent to such date.

                                     Part I
Item 1.  Description of Business

Introduction

     We are engaged in several business lines in the fields of information technology and telecommunications. Our principal business lines include:

     Distribution. We distribute (1) cellular telephones and other wireless telecommunication products in New Zealand and (2) computer software, hardware and peripheral products in New Zealand and Australia. We also offer value-added services such as technical advice relating to product selection, networking and product compatibility.

     Computer Consulting Services. We provide computer consulting services to business and government clients in New Zealand and Australia. Our services include project management, software development, and software implementation, customization, and integration.

     Development and Marketing of Proprietary Software Applications. We develop and market proprietary software applications. Our principal focus at present is on applications that facilitate business-to business, or B2B, e-commerce and business-related communications.

     Other Services. We (1) offer a full range of repair services for cellular mobile telephones and certain other telecommunication equipment, (2) custom design or modify wireless telecommunication products to meet specific customer requirements and (3) sell a limited number of wireless telecommunication products that we developed as an outgrowth of our custom design work. In addition, we are in the process of entering the business of providing clients with various services online such as remote network management.

Corporate Information

     We were incorporated in 1993 under the laws of the Province of Alberta, Canada. In December 1998, we changed our name from "Brocker Investments Ltd." to "Brocker Technology Group Ltd."

     We maintain our principal executive offices in New Zealand. We also maintain an executive office in Canada. The address of our principal executive offices in New Zealand is Brocker Technology Park, 17 Kahika Road, Beachhaven, Auckland, New Zealand. Our telephone number there is 64-9-481-9988. The address of our Canadian executive office is 2150 Scotia One, 10060 Jasper Avenue, Edmonton, Alberta, Canada T5J 3R8. Our telephone number there is 780-481-9988.

Our History

     We were formed in 1993 and commenced operations in 1994 by acquiring an established computer hardware and software distribution company. We thereafter expanded our business through additional acquisitions and internal growth. We have completed a total of 11 acquisitions (through September 10, 2000), including five completed since the beginning of fiscal 1998.

Overview and Strategy for Growth

     Our revenues to date have principally been derived from our distribution business. However, over the past several years. we have been working to reduce our reliance on the distribution business by diversifying into consulting and the development of proprietary products for e-commerce and business communications. We believe that the rapid evolution and adoption of the Internet and Internet technologies in our markets should enable us to continue our diversification.

     Our plans for future growth include the following key elements:

     Continue Acquisition Program. We plan to continue to expand and diversify through acquisitions. Our principal focus at present is on companies with (1) strong consulting capabilities that can supplement or complement our existing consulting practices, (2) companies with proprietary products for e-commerce and business communications or with know-how that can be leveraged to develop these proprietary products and (3) companies that provide online services to business customers.

     Continue Development of Proprietary Products. We plan to continue to focus on the development of proprietary products. We believe that our efforts in this area will enable us to leverage the strong knowledge base and highly skilled employees that we have acquired over the past several years through acquisitions and as an outgrowth of our consulting practice. Our principal focus in this area is the development of applications that facilitate B2B e-commerce and business-related communications.

     Expand Geographically. We plan to seek opportunities to selectively enter new geographic markets.

Certain Information Concerning Segments

     In Note 13 of our consolidated financial statements, we provide certain segment information concerning our business. Our principal segments, as reported in such note, are identified below:

          1. Vendor Services ( formerly Sales and Distribution). This segment includes our distribution business described under "-Additional Information Concerning Our Principal Business Lines-Distribution."

          2. Professional Services. This segment includes our business of providing computer consulting services described under "-Additional Information Concerning Our Principal Business Lines-Consulting Services."

          3. Application Development. This segment includes our business of developing and marketing proprietary software applications, or services based on these applications, described under "-Additional Information Concerning Our Principal Business Lines-Development and Marketing of Proprietary Software Applications."

          4. Application Hosting ( formerly Technical Services and expected to be renamed Online Services). The historical revenues of this segment relate to our business of furnishing certain technical services, such as repair of cellular telephones and custom design of wireless telecommunication products, as described under "-Additional Information Concerning Our Principal Business Lines-Other Products and Services." We plan to enter into certain new businesses that involve furnishing computer maintenance and other services online. We plan to add these new businesses, if and when they commence, to this segment.

Additional Information Concerning Our Principal Business Lines

     Set forth below is additional information concerning our principal business lines.

Distribution

     Distribution of telecommunication Products

     We are the largest distributor of wireless telecommunication hardware products in New Zealand. The products that we offer include cellular phones, related accessories, and radio pagers. We carry a variety of brands, including Ericsson, Motorola, Nokia, and Philips. Our principal customers for these products are dealers and retail stores. In fiscal 2000, our revenues from the sale of telecommunication products amounted to approximately $61.0 million and represented approximately 44.8% of our total revenues.

     We began distributing wireless telecommunication products in 1997 when Telecom New Zealand ("Telecom"), which is New Zealand's largest telecommunications carrier and at the time was also a distributor of mobile phones, asked us to take over this distribution function. We agreed to do so and entered into an agreement with Telecom. Under our agreement with Telecom, we share with Telecom the activities and risks associated with this distribution function. This sharing arrangement includes the following terms. We are responsible for ordering and maintaining inventory, carrying out marketing activities and initiating and completing sales. Telecom is required to protect us against certain of the risks associated with the distribution function, including inventory obsolescence and bad debts. In exchange for Telecom assuming these risks, we are required to limit our gross profit from the distribution of wireless telecommunication hardware products to a level that is lower than the typical margin in our industry. In fiscal 2000, our gross profit margin from the sale of wireless telecommunication hardware products was approximately 7.4%.

     A portion of our sales are made to customers that submit their purchase orders to Telecom rather than to us. In these cases, (1) Telecom transmits the order to us for fulfillment, (2) we ship the product directly to the customer as agent for Telecom, and (3) Telecom pays the purchase price and is considered the buyer. Purchase orders transmitted to us by Telecom amounted to approximately $23.1 million and accounted for approximately 16.9% of our total revenues in fiscal 2000.

     Distribution of Computer-Based Technology Products

     We distribute computer-based technology products in New Zealand and Australia. The products that we offer include: (1) business software; (2) hardware devices such as desktop personal computers, notebook computers, servers, and workstations; and (3) computer peripherals such as monitors, printers and scanners. We also offer value-added services such as technical advice relating to product selection, networking and product compatibility. In fiscal 2000, our revenues from the sale of computer-based technology products and related value-added services amounted to approximately $65.7 million and represented approximately 48.2% of our total revenues.

     We obtain our products from many of the world's leading software publishers and computer product manufacturers. Our suppliers include: Accpacc International Ltd., Acer Computer NZ Limited, Autodesk Australia Pty Ltd., Computer NZ Ltd., Dantz Development Corporation, Digi International, Hitachi Data Systems NZ Ltd., Inprise (NZ) Ltd., Intel Semicondutor Ltd., IBM NZ Ltd., Lotus Development NZ Ltd., Network Computing Devices Inc., Novell Inc., Shiva Corporation, SGI NZ Ltd. and Symantec Corporation.

     We principally distribute our computer-based technology products to dealers, systems integrators and retail store.

     Consulting Services

     We provide computer consulting services to business and government clients in New Zealand and Australia. Our services include project management, software development, and software implementation, customization, and integration.

     We have developed specialized expertise in a number of areas, including (1) the management of large projects for government agencies and large corporations;
(2) implementing, customizing and configuring solutions based on Lotus Notes, a software program developed by Lotus Development Corporation; (3) enabling B2B e-commerce, from business planning through the delivery and implementation of comprehensive e-commerce systems, (4) the design, development and ongoing management and hosting of internet sites for large corporations and government departments; and (5) enabling large corporation to outsource the management of their computer networks and software applications.

     We generally retain the intellectual property rights associated with the applications that we develop in the course of providing consulting services. This allows us to market, sell and implement selected applications to third parties.

     We currently have approximately 35 consultants on staff. In fiscal 2000, our revenues from consulting services amounted to approximately $5.5 million and represented approximately 4.0% of our total revenues.

     Development and Marketing of Proprietary Software Applications

     We develop and market proprietary software applications. Our principal focus at present is on applications that facilitate business-to-business, or B2B, e-commerce and business-related communications. We seek to commercialize our products by either marketing the product or a service based on the product. In fiscal 2000, our revenues from the sale of proprietary products and related services amounted to approximately $1.4 million and represented approximately 1.0% of our total revenues.

     We have already developed a number of products as described below. Our goal over the longer term is to build on our existing products and know-how to develop an Internet-based suite of products, for medium to large size customers, that will (1) enable the centralization of the sales and marketing functions,
(2) support electronic transactions between a business and its customers, while storing customers' profiles and product preferences into a secure database, and
(3) allow sales and marketing professionals to remotely access sales and marketing information, including inventory data, account information and product orders.

     Set forth below is certain information concerning our principal proprietary products and related services.

     Supercession. We recently released our first B2B e-commerce product, which we call Supercession. Supercession is a software application that enables a company to build an Internet site that can support a wide variety of business-to-business e-commerce transactions and functions. These include: (1) selling products and processing payment transactions, (2) creating and maintaining an online catalogue, and (3) allowing customers to access a wide range of information such as data relating to products, inventory, shipping, and account status.

     Our current version of Supercession is designed to integrate with certain non-Internet based finance and distribution management software, commonly referred to as enterprise resource planning or ERP software, that is sold by PeopleSoft, Inc. This means that data can be transferred between our software and PeopleSoft's software. We can also customize Supercession to integrate with ERP software of other vendors. We expect the market for the current version of Supercession will decline over time as users of PeopleSoft's non-Internet based ERP software transition to the new Internet-based version that was recently released by PeopleSoft.

     We first commenced marketing our Supercession product in November 1999 and have not yet made any sales of this product. However, we use the product internally for the operations of two of our distribution subsidiaries.

     Feedback!. Feedback! is an Internet software program that allows employees to obtain feedback concerning their performance from multiple sources such as supervisors, co-workers, and customers. Feedback! (1) allows an employee to select a group of people from whom feedback is desired, (2) contacts these people by e-mail and asks each to complete an electronic questionnaire and to return it by e-mail, and (3) when sufficient questionnaires have been returned, automatically collates the results and e-mails them to the employee for review. Feedback! can also be applied to other uses, such as project management, research and product testing, and workplace assessment. We commenced marketing Feedback! in October of 1998 and has completed sales to five external customers.

     PowerPhone. PowerPhone is a software solution sold together with a hardware peripheral that integrates local telephone systems with Microsoft Outlook and a contact management program, to facilitate access to relevant contact information when telephone calls are made or received. For example, when there is an incoming call, PowerPhone automatically displays information concerning the caller's most recent prior contact and permits the recipient to access additional information regarding the caller. We commenced marketing this product in January 2000 and, to date, have sold approximately 490 licenses for this product. At present, we are marketing this product through telephone systems manufacturers, such as Aria and Ericsson, and via the Internet as a software download.

     Bloodhound. Bloodhound is a one-number telephone service and unified messaging product that allows a subscriber to be reached at various locations and telephone modalities using a single telephone number. Each Bloodhound subscriber is given a single "Bloodhound" telephone number which, when dialed, is answered by a computer that scans for the subscriber at the subscriber's various telephone locations in accordance with the subscriber's instructions, such as the subscriber's office phone, mobile phone, and home phone. If the subscriber is found, the call is transferred to the subscriber. If the subscriber is not found, or chooses not to take the call, the caller can leave a message. The Bloodhound number can also receive faxes. A subscriber can retrieve messages and faxes via the Internet. Messages that are retrieved via the Internet are in the form of an audio file. At present, there are approximately 250 external users of Bloodhound in New Zealand.

     Movie Line. Movie Line is an interactive voice response system that movie theatres will use to enable their customers to buy and pay for tickets over the telephone. We recently entered into a partnership with Vista Entertainment Systems Limited to sell e-commerce solutions and other products in Asia, with Movie Line being the initial product launch. Version one of this product has now been sold to customers in New Zealand, Argentina and Singapore. Further development of this product will consist of upgrades and changes to meet customer specifications.

     e-Marketer. e-Marketer is a product that utilizes Microsoft Outlook, CRM database and Microsoft Exchange to produce e-mail marketing materials by using various merge and formatting functions. We have completed the core development of this product and are currently working to make the product market ready. The current work includes enabling the product to be downloaded through the Internet.

Other Services and Related Products

     We offer various technical services and related products as described below. In fiscal 2000, our revenues from the sale of these services and products amounted to approximately $2.7 million and represented approximately 2.0% of our total revenues.

     Repair Service for Cellular Mobile Phones. We operate a service center in New Zealand at which we offer a full range of repair services for cellular mobile telephones and certain other equipment. We are at present the sole authorized provider of warranty repair services in New Zealand for Ericsson and Nokia cellular mobile telephones.

     Custom Design of Wireless Telecommunication Products. We have an engineering team that specializes in designing or modifying wireless telecommunication products to meet specific customer requirements. Certain of the products that we design for a particular customer may have a wider application. In these case, we may seek to commercialize the product. For example, we are currently marketing a product that enables a conventional two-wire telephone device to operate over a cellular network and a product that enables an alarm system to communicate with a monitoring station over a cellular network.

     Online and Hosting Services. We are in the process of entering the business of providing clients with various services online. Our initial focus is on providing customers with remote network management. This means that we will assist clients with managing their networks by means of a online link between the client network and our network management resources. We believe that this business will leverage the experience that we have gained in managing computer networks for our own business and for clients. Over the longer term, we plan to also make software applications available to clients over the Internet. This would enable clients to access software by paying periodic usage-based fees rather than an up-front license fee.

Sales and Customers

     We sell our products and services through our sales force and account managers. In addition, in the distribution business, we sell products through our Internet site.

     Substantially all of our sales to date have been in New Zealand and Australia. We are, however, seeking to expand the markets for our proprietary software products by establishing relationships with dealers and consultants in North America and Europe.

Research and Development

     Our current research and development efforts are focused on developing proprietary software applications for B2B e-commerce and business-related communications. The table below shows for the periods indicated (1) the amount of research and development costs that we recorded as an expense during the period and (2) the amount of development costs that we deferred in accordance with generally accepted accounting principles of Canada. Deferred development costs are reflected as an asset on our balance sheet. These deferred costs are amortized over the expected life of the related product, commencing with commercial production or use of the product. For additional information concerning the accounting treatment of our research and development costs, see notes 2 and 5 of the notes to our consolidated financial statements included elsewhere herein.

-------------------------------- -----------------------------------------------
                                                     (Cdn $)
-------------------------------- -----------------------------------------------
                                              Year Ended March 31,
-------------------------------- -----------------------------------------------
                                      2000          1999             1998
-------------------------------- --------------- ------------ ------------------
Research and development costs     $2,344,229    $1,904,705       $1,556,572
recorded as expense
-------------------------------- --------------- ------------ ------------------
Development costs deferred          841,771        883,295         521,428
-------------------------------- --------------- ------------ ------------------

Competition

     We face intense competition in each of our business lines. Certain specific information is set forth below.

     We were for a time the only company that had an agreement with Telecom New Zealand for the distribution of cellular wireless telecommunication hardware products. Then, in February 1999, Telecom New Zealand entered into an agreement with a second distributor. This was the principal reason why our revenues in New Zealand from the distribution of wireless telecommunication products decreased by approximately $14 million in Fiscal 2000. See Item 9-"Management's Discussion and Analysis of Financial Condition and Results of Operations."

     When Digital Equipment Corporation was acquired by Compaq in June 1998, we lost the exclusive right to distribute Digital personal computers in New Zealand. Consequently, we now compete with other companies in distributing Digital/Compaq products. This increase in competition is the principal reason why our revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $4.6 million in Fiscal 2000. See
Item 9-"Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We believe that our future growth depends on our ability to successfully market our proprietary software applications. The market for our proprietary products is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our competition currently includes: (1) software development companies that sell competing software solutions or development tools that can be used to develop these solutions, (2) consulting companies that design and implement custom solutions and (3) in-house development efforts by prospective customers.

     Many of our competitors have substantially greater financial, technical, and marketing resources and substantially greater name recognition and than we do. For example, in the area of providing software solutions for B2B e-commerce, we face competition from companies such as Broadvision, Inc., International Business Machine, Netscape Communication Corp., Microsoft Corporation, and Vignette Corp.

Intellectual Property

     We primarily rely on trade secrets, proprietary knowledge and confidentiality agreements to establish and protect our intellectual property relating to our proprietary software products. We cannot, however, be certain that others will not independently develop similar or superior products or gain access to our trade secrets or knowledge.

     We generally do not sell or transfer title to our proprietary software products. Rather, we grant our customers a license to use the products which they purchase.

     There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Employees

     As of September 15, 2000, we had approximately 296 employees. The following is a breakdown of these employees by function: senior management (11), finance and administration (28); sales and marketing (135); consulting services and software development (45); technical/service (28); logistics (34); clerical
(15).

Certain Information Concerning Acquisitions

Completed Acquisitions

     We have acquired 11 businesses since our formation in 1993. Some of these transactions were stock purchases and some asset purchases. The table below provides certain information concerning these acquisitions.

------------------------------------------ -------------------------------------- -----------------------
        Name of Acquired Company                    Principal Business                   Acquired
     (Jurisdiction of Incorporation)
------------------------------------------ -------------------------------------- -----------------------
Sealcorp  Computer  Products Limited (New  distribution of computer-based         December, 1994
Zealand)                                   technology products
------------------------------------------ -------------------------------------- -----------------------
The Great Escape Company*                  distribution of computer-based         September 1996
(Australia)                                technology products
------------------------------------------ -------------------------------------- -----------------------
Industrial Communication Services          servicing of mobile telephones;        March 1997
Limited (New Zealand)                      custom design of wireless
                                           communication products
------------------------------------------ -------------------------------------- -----------------------
Northmark Technologies Limited             computer based technology products     March, 1997
(New Zealand)
------------------------------------------ -------------------------------------- -----------------------
Powercall Limited*                         development of solutions to            May 1997
(New Zealand)                              integrate computer and telephone
                                           technologies
------------------------------------------ -------------------------------------- -----------------------
Easy PC Computer Rental Limited            computer equipment leasing             July 1997
(New Zealand)
------------------------------------------ -------------------------------------- -----------------------
Image Craft Limited                        development of graphics software       December 1997
(New Zealand)
------------------------------------------ -------------------------------------- -----------------------
Pritech Corporation Limited                software consulting services           May 1998
(New Zealand)
------------------------------------------ -------------------------------------- -----------------------
Q*Soft Pty Limited*                        distribution of software               February 1999
(Australia)
------------------------------------------ -------------------------------------- -----------------------
1 World Systems Limited                    distribution and implementation of     June 1998
 (New Zealand)                             accounting software
------------------------------------------ -------------------------------------- -----------------------
Tech Support Limited                       Computer technical service provider    August, 1999
  (New Zealand)
------------------------------------------ -------------------------------------- -----------------------

*  We acquired the assets of the indicated company

     In 1998, we acquired a 20% equity interest in Highway Technology, a start up company. This company has developed, and is seeking to commercialize, a system that remotely tracks the changing location of a moving motor vehicle. This product combines a global positioning system, which tracks the vehicle's location, with a wireless telecommunication system, which conveys the relevant data via a cellular network.

Pending Acquisitions

     Generic Technology Transaction. We have entered into a Heads of Agreement dated August 17, 2000 regarding the proposed acquisition by our company of all of the outstanding shares of Generic Technology Limited ("Generic Technology"). Generic Technology is a holding company which owns interests, ranging from 50% to 100%, in a group of companies known as the Datec Group of Companies. The Datec Group is a leading information technology company in the South Pacific with over 300 employees and offices in Australia, New Zealand, Fiji, Papua New Guinea, Vanuatu and the Solomon Islands.

     Completion of this acquisition is dependent upon completion of satisfactory due diligence and signing of a mutually acceptable formal agreement, and is also subject to obtaining required regulatory approval. We cannot guarantee that this acquisition will be completed or that the definitive agreement, if entered into, will be on the terms described below.

     This Heads of Agreement provides for us to pay a purchase price for the shares of Generic Technology equal to 14.5 times the after-tax earnings of Generic Technology based on the audited financial statements of Generic Technology for the year ended December 31, 1999. It is estimated that this purchase price will amount to approximately $20 million. The Heads of Agreement provides that 70% of the purchase price is to be satisfied by the issuance of our common shares valued for this purpose at $10.00 per share (although the definitive documents may provide for a different value). The vendors have agreed that the common shares of our company that they will receive will be escrowed for six months, and thereafter in any three month period they will not sell a number of common shares that is greater than 1% of the total outstanding common shares of our company. The remaining balance of the purchase price is to be paid in cash, with a first installment equal to 7.5% of the purchase price payable on closing, and the balance payable in four performance-based installments, with the last payment due June 30, 2003. The amounts of the cash payments are subject to interest at 7.5% per annum and will be dependent upon the financial performance of Generic Technology. We will have the right to satisfy the last three installments by issuing our common shares, but, if we do so, we will be obligated to compensate the vendors with respect to these shares in the event that there is a reduction in the share price following the issuance.

     Although we currently have sufficient funds to finance the initial cash payment required for this acquisition, additional funding will be required to finance the further cash installments of the purchase price. See Item 9-"Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

     Certus Transaction. We have entered into a definitive agreement to purchase all of the shares of Certus Project Consulting Limited ("Certus"). Certus provides project management consulting services to the information and telecommunications industries. Certus has operations in Auckland and Wellington, New Zealand and Sydney, Australia.

     Completion of this acquisition is dependent upon satisfaction of customary closing conditions and receipt of required regulatory approvals.. We cannot guarantee that this acquisition will be completed.

     The purchase price is to be equal to the lesser of 1.5 times sales revenue or 21.72 times net profit before tax of Certus for the 12 months ended August 31, 2000, up to a maximum of New Zealand $2.5 million (equivalent to Cdn. $1.56 million, based upon the exchange rate on September 1, 2000). This purchase price is to be paid by the issuance of our common shares valued for this purpose at Cdn. $6.35. The vendor's have agreed that the shares will be escrowed for a period of 12 months, and that thereafter no more than 25% of those shares will be sold in any quarter. We may be required to compensate the vendors, upon the occurrence of certain events, if at such time the market price for our common share is lower than the price at which such shares were valued for purposes of paying the purchase price. We estimate that approximately 246,220 of our common shares will be issued pursuant to this transaction.

Risk Factors

Certain Risks Relating to Our Distribution Business

     We are dependent on a contract with Telecom New Zealand, which is New Zealand's largest telecommunications carrier. If this contract is not renewed, our business would be substantially diminished and our results of operations would suffer.

     Our entire business relating to the distribution of wireless telecommunication products is governed by an agreement that we have with Telecom New Zealand ("Telecom"), which is New Zealand's largest telecommunications carrier. In the year ended March 31, 2000, sales governed by this agreement accounted for approximately 44.8% of our total revenues. Information concerning this agreement can be found under "--Additional Information Concerning Our Principal Business Lines--Distribution." The term of our current agreement with Telecom expires on December 31, 2000. We expect the agreement to be renewed. However, we cannot guarantee that the agreement will be renewed or, if renewed, that the terms will be as favorable to us as under the current agreement. If this agreement is not renewed or otherwise terminates, our business would be substantially diminished and our results of operations would suffer. Furthermore, any adverse change in the terms of the agreement, could harm our business.

     Under the terms of our contract with Telecom, our gross profit margin from the distribution of wireless telecommunication products is lower than the typical margin in our industry; this means that relative to other companies we need a higher level of sales to be profitable.

     As described above, our entire business relating to the distribution of wireless telecommunication products is governed by an agreement that we have with Telecom. Under our agreement with Telecom, we share with Telecom the activities and risks associated with our business of distributing wireless telecommunication products in New Zealand. This sharing arrangement includes the following terms. We are responsible for ordering and maintaining inventory, carrying out marketing activities and initiating and completing sales. Telecom is required to protect us against certain of the risks associated with the distribution function, including inventory obsolescence and bad debts. In exchange for Telecom assuming these risks, we are required to limit our gross profit from the distribution of wireless telecommunication hardware products to a level that is lower than the typical margin in our industry As a result, relative to other companies in our industry, we need a higher level of sales to achieve a given level of profitability.

     We recently began to face a new competitor in the New Zealand market for distributing wireless telecommunication product, which has eroded our market share. Our business could be harmed by additional erosion of our market share.

     We were for a time the only company that had an agreement with Telecom for the distribution of cellular wireless telecommunication hardware products. Then, in February 1999, Telecom entered into an agreement with a second distributor. We estimate that this new distributor has captured market share in the range of 35% to 45%. We cannot guarantee that our market share will not continue to erode. Additional erosion of our market share could harm our business.

     We depend on a limited number of key suppliers for a significant portion of the products that we distribute; the loss of one or more of these suppliers could hurt our business.

     We depend on a limited number of key suppliers for a significant portion of the products that we distribute. The following data for fiscal year 2000 illustrates this point: (1) in the area of wireless telecommunication products, our largest supplier accounted for approximately 50.3% of our supply of these products and our four largest suppliers, in the aggregate, accounted for approximately 93.2% of our supply, and (2) in the area of computer-based technology products, our largest supplier accounted for approximately 16.9% of our supply of these products and our four largest suppliers, in the aggregate, accounted for approximately 50.0% of our supply. We generally do not have long-term supply contracts with our suppliers. Consequently, we cannot be certain that any supply relationship will continue at the current level or at all. The loss of a key supplier would harm our business, if we are unable to obtain a replacement in a timely manner.

     The value of our inventory could decline, which would hurt our financial performance.

     We face the risk that the value of our inventory may decline. Factors that could cause such a decline include technological changes that may render existing products obsolete or less desirable and price reductions by suppliers. Any significant decline in the value of our inventory of computer-based technology products would hurt our financial performance. A decline in the value of our inventory of wireless telecommunication products would not similarly affect us because Telecom has agreed to protect us against much of this risk.

     Our distribution margins have been hurt by the trend of decreasing prices for many computer-based products. A continuation of this trend could hurt our results.

     Over the past several years, our distribution margins have been hurt by the trend of decreasing prices for many computer-based products. A continuation of this trend could hurt our results. We have, therefore, began to diversify into higher margin areas such as consulting and proprietary products. We cannot, however, guarantee that that this diversification strategy will succeed or, if it does succeed, that our non-distribution businesses will generate sufficient profits to offset any decline in our distribution business.

Certain Risks Relating to Our Proprietary Products

     We cannot predict the level of market acceptance that our proprietary products will achieve because to date we have not made any sales of our Supercession product and have made only limited sales of most of our other proprietary products. Our business will be hurt if our proprietary products fail to achieve broad market acceptance.

     We believe that our future growth depends to a large extent on our ability to sell our proprietary software applications. However, we have not yet made any sales of our Supercession product and have made only limited sales of most of our other proprietary products. Consequently, we cannot predict the level of market acceptance that our products will achieve. Our business will be hurt if our proprietary products fail to achieve broad market acceptance.

     If we fail to develop enhancements for our products on an ongoing basis, we will not remain competitive; our competitors could achieve technological advances that render our products obsolete.

     The markets for our products are marked by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Consequently, in order to remain competitive, we will need to develop enhancements to our products on an ongoing basis. We cannot, however, guarantee that we will be able to do this in a timely and cost-effective manner or at all. Furthermore, we cannot guarantee that our competitors will not achieve technological advances that provide a competitive advantage over our products or render our products obsolete.

     Our products may contain errors or defects that could result in lost revenues, delayed or limited market acceptance or product liability claims with substantial litigation costs.

     Complex software products like ours can contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Defects or errors in current or future products could result in lost revenues, product returns, reduced orders, uncollectible receivables, product redevelopment cost, or the loss of, or delay in, market acceptance. Furthermore, as many of our customers use our products for business-critical applications, errors, defects or other performance problems could result in financial or other damage to our customers and could significantly impair their operations. Our customers could seek damages for losses related to any of these issues. A product liability claim brought against us, even if not successful, would likely be time consuming and costly to defend and could adversely affect our marketing efforts.

     Third parties may assert infringement claims against us; these claim could require us to incur substantial costs and interfere with our ability to sell our products.

     There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, require us to pay damages or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could prevent us from selling our products.

     Our intellectual property rights may not prevent others from developing products that are similar or superior to our products or from gaining access to our trade secrets or knowledge.

     We primarily rely on trade secrets, proprietary knowledge and confidentiality agreements to establish and protect our intellectual property relating to our proprietary software products. We cannot, however, guarantee that others will not independently develop similar or superior products or gain access to our trade secrets or knowledge.

Certain Other Risks Relating to Our Business

     We face intense competition and there is no guarantee that we will be able to compete effectively.

     We face intense competition in each of our business lines. There is no guarantee that we will be able to compete effectively. Our ability to compete effectively may be constrained by a number of factors including those discussed below.

     We believe that our future growth depends on our ability to market our proprietary software applications successfully. The market for these products is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future.

     Many of our competitors have substantially greater financial, technical, and marketing resources and substantially greater name recognition than we do. For example, in the area of providing software solutions for B2B e-commerce, we face competition from companies such as Broadvision, Inc., International Business Machine, Netscape Communication Corp., Microsoft Corporation, and Vignette Corp.

     We expect that we will require additional financing in the very near future; if we are unable to obtain needed financing, our business will be hurt.

     The cash from our operations is not sufficient to fund the cash outlays associated with our business. We have primarily been funding this shortfall from the proceeds that we received from several equity offerings that we completed in Fiscal 2000. We estimate that that our remaining cash-on-hand will be sufficient to fund our cash shortfall for an additional three to six months at the current level of operations. Thereafter, we will require additional equity or debt financing. Accordingly, we are planning to seek additional financing in the near future. However, we cannot be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain the financing that we require, our business will be hurt and we will have to substantially curtail or discontinue our product development efforts and possibly other areas of our business. See Item 9-"Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

     Failure to retain and attract key personnel would harm our business.

     Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel. If we lose the services of any of these persons and are unable to retain a suitable replacement, our business would be harmed.

     We have completed a number of acquisitions and may make additional acquisitions; acquisitions entail certain risks which could harm our business.

     We have grown in large part through acquisitions and may continue to make acquisitions as opportunities arise. The making of acquisitions entails certain risks which could harm our business. These risks include:

     o acquired companies could have hidden liabilities that we fail to discover during our due diligence investigations;

     o we may have difficulty in assimilating the operations, products, technology, information systems and personnel of the acquired company with our existing operations;

     o implementing acquisitions could cause significant diversion of management time and resources;

     o we may have difficulty maintaining uniform standards, controls, procedures and policies; and

     o    we may lose key employees of the acquired company.

     We operate in multiple countries, which involves various risks and challenges not faced by companies that operate in only a single country; if we are unable to manage these risks, our business will be hurt.

     We have operations in Australia and New Zealand, as well as administrative offices in Canada, and are seeking to expand into other geographic markets. Because we operate in multiple countries, we face various risks and challenges not faced by companies that operate in only a single country. If we are unable to manage these risks and challenges, our business will be hurt. These risks and challenges include:

     o we may incur losses or gains from currency fluctuations as a result of transactions and expenses being denominated in different currencies;

     o we are subject to increased financial accounting and reporting burdens and complexities and potentially adverse tax consequences;

     o we may incur expenses associated with customizing products for multiple countries;

     o    we may be hurt by tariffs, export controls and other trade barriers;

     o we need to comply with a wide variety of complex foreign laws and treaties.

     We report our financial statements in Canadian dollars even though most of our transactions involve Australian or New Zealand dollars; consequently, our reported financial position may be negatively affected by currency translations.

     We report our financial statements in Canadian dollars even though most of our transactions involve Australian or New Zealand dollars. Consequently, in order to prepare our financial statements, we need to translate items that have been recorded in foreign currencies into Canadian dollars. Specifically, foreign denominated assets and liabilities are translated into Canadian dollars based on the exchange rate in effect at the end of the reporting period and foreign denominated income and expense items are translated based on the weighted average exchange rates during the reporting period. These translations may result in gains or losses, which are recorded as a separate component of shareholder's equity.

     You may not be able to obtain enforcement of civil liabilities against us outside the United States.

     We are formed under the laws of the Province of Alberta, Canada, and our operations are principally in Australia and New Zealand. Substantially all our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments.

Item 2.  Description of Properties

     Set forth below is certain information concerning our principal properties. We own one of these properties and lease the others.

-------------------------------------------------- ------------------- -------------------- ------------------------
Property Location                                  Principal Use(s)    Approximate          Lease Expiration
                                                                        Square Feet
-------------------------------------------------- ------------------- -------------------- ------------------------
Canada:
-------------------------------------------------- ------------------- -------------------- ------------------------
2150 Scotia One, 10060 Jasper Avenue, Edmonton,    office                        2,000          month-to-month
Alberta, Canada
-------------------------------------------------- ------------------- -------------------- ------------------------
New Zealand:
-------------------------------------------------- ------------------- -------------------- ------------------------
Brocker Technology Park                            office                       23,084          owned
17 Kahika Road
Beachhaven, Auckland, New Zealand                  warehouse                    16,101
-------------------------------------------------- ------------------- -------------------- ------------------------
4 Bond Street                                      office                        8,010          March 31, 2003
Grey Lynn, Auckland, New Zealand(1)                warehouse                     6,047
-------------------------------------------------- ------------------- -------------------- ------------------------
PSA House, 11 Aurora Terrace                       office                        3,450          month-to-month
Wellington, New Zealand
-------------------------------------------------- ------------------- -------------------- ------------------------
343 Church Street                                  office                        8,630          October 31, 2001
Auckland, New Zealand                              warehouse                     4,865
-------------------------------------------------- ------------------- -------------------- ------------------------
25 Dundonald Street
Newton, Auckland, New Zealand                      office                        3,000          February 28, 2002
-------------------------------------------------- ------------------- -------------------- ------------------------
Australia:
-------------------------------------------------- ------------------- -------------------- ------------------------
12 Mars Road, Lane Cove                            office                       12,920          February 28, 2005
Sydney, New South Wales, Australia                 warehouse                    13,500
-------------------------------------------------- ------------------- -------------------- ------------------------
48 Hunter Street
Sydney, New South Wales, Australia                 office                        2,150          April 30, 2002
-------------------------------------------------- ------------------- -------------------- ------------------------
60 City Road
South Bank, Melbourne, Victoria, Australia         office                          860          March 31, 2002
-------------------------------------------------- ------------------- -------------------- ------------------------
10 Hudson Road                                     office                        2,150          March 31, 2003
Albion, Queensland, Australia                      warehouse                     3,150
-------------------------------------------------- ------------------- -------------------- ------------------------

(1)   A portion of this property is subleased to others.

Item 3.  Legal Proceedings.

     None reportable.

Item 4.  Control of Registrant.

     The table below sets forth, as of September 1, 2000, certain information concerning the record ownership of our common shares by (1) our officers and directors as a group and (2) each person that we know to be the record owner of more than 10% of our outstanding common shares.

--------------------------------------- -------------------------------------------------- --------------------------------
Name                                    Number of Common Shares Owned                      Percent of Outstanding Common
                                                                                           Shares Owned(1)
--------------------------------------- -------------------------------------------------- --------------------------------
Michael B. Ridgway                                       3,035,848                                       16.6%
--------------------------------------- -------------------------------------------------- --------------------------------
Officers and directors as a group (10                    3,780,963                                       20.6%
persons)(2)
--------------------------------------- -------------------------------------------------- --------------------------------

--------------------------
(1) For the purpose of calculating this percentage, the outstanding shares do not include an aggregate of 1,015,420 shares issued in connection with acquisitions that are being held in escrow. See note 16 to our consolidated financial statements included under Item 17.

(2)  Includes the key managers identified under Item 10 who are not officers.

Item 5.  Nature of Trading Market

     Our common shares are (1) traded on the Toronto Stock Exchange under the symbol "BKI" and (2) quoted on the Nasdaq National Market under the symbol "BTGL." Our shares were listed on the Toronto Stock Exchange on March 1, 1998, and on the Nasdaq National Market on August 21, 2000. From August 9, 1994, until May 6, 1998, our common shares were traded on the Alberta Stock Exchange.

     The following table sets forth, for each of the fiscal quarterly periods indicated, the high and low closing prices of our common shares as reported by the Toronto Stock Exchange.

 ---------------------------------------------------- ------------------------- -------------------------
                                                                High                      Low
 ---------------------------------------------------- ------------------------- -------------------------
 Fiscal year ended March 31, 1999                                          (Cdn. $)
 --------------------------------
 ---------------------------------------------------- ---------------------------------------------------
         First quarter                                        $1.76                      $1.25
 ---------------------------------------------------- ------------------------- -------------------------
         Second quarter                                        1.48                       1.20
 ---------------------------------------------------- ------------------------- -------------------------
         Third quarter                                         1.55                       1.15
 ---------------------------------------------------- ------------------------- -------------------------
         Fourth quarter                                        1.45                       1.20
 ---------------------------------------------------- ------------------------- -------------------------
 Fiscal year ended March 31, 2000
 ---------------------------------------------------- ------------------------- -------------------------
         First quarter                                         1.55                       1.00
 ---------------------------------------------------- ------------------------- -------------------------
         Second quarter                                        3.85                       1.40
 ---------------------------------------------------- ------------------------- -------------------------
         Third quarter                                        12.50                       4.00
 ---------------------------------------------------- ------------------------- -------------------------
         Fourth quarter                                       17.20                       8.00
 ---------------------------------------------------- ------------------------- -------------------------

     As of August 23, 2000, there were approximately 71 record holders of our common shares. Based on a review of the addresses of such holders, as of such date, 18 recordholders, holding approximately 25% of the outstanding ordinary shares, were residents of the United States.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements. See Item 7--"Taxation."

     There are no limitations imposed by Canadian law or our memorandum and articles on the right of non-residents of Canada to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada). Under this legislation, the acquisition of control of our company by a non-Canadian would be subject to government review, if the value of our assets at the time exceeds a threshold amount which is adjusted annually to reflect inflation and the Canadian real growth rate. Currently, the threshold amount is $192 million where the acquiror is a national or permanent resident of the United States or another country which is a member of the World Trade Organization. The review threshold is currently $5 million for acquisitions of control by other non-Canadians. A reviewable acquisition may not proceed unless the government review concludes there is likely to be net benefit to Canada from the transaction.

     The acquisition of a majority of our voting shares is deemed to be an acquisition of control. The acquisition of less than a majority but one-third or more of our voting shares is presumed to be an acquisition of control unless the acquiror can establish that there is no control in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of our voting shares is deemed not to be an acquisition of control. Share acquisitions in the ordinary course of an acquiror's business as a trader or dealer in securities are exempt from review under this legislation.

Item 7.  Taxation

Certain Canadian Federal Income Tax Considerations Applicable to U.S. Residents

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person who is a U.S. Holder. In this summary, a "U.S. Holder" means a person who, for the purposes of the Canada - United States Income Tax Convention (1980) (the "Convention"), is a resident of the United States and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), deals at arm's length with our company, does not use or hold and is not deemed to use or hold our common shares in carrying on business in Canada and who holds his common shares as capital property. Generally, our common shares will be considered to be capital property to a U.S. Holder, provided the U.S. Holder does not hold the common shares in one or more transactions considered to be an adventure or concern in the nature of trade. This summary is not applicable to a U.S. Holder that is a "financial institution" for purposes of the mark-to-market rules in the Canadian Tax Act nor to Insurers who carry on an insurance business in Canada and elsewhere whose common shares are "designated insurance property."

     The summary is based upon the Convention, the current provisions of the Canadian Tax Act, the regulations thereunder, and proposed amendments to the Canadian Tax Act and regulations publicly announced by or on behalf of the Minister of Finance, Canada, prior to the date hereof. It does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action. The discussion does not take into account the tax laws of the various provinces or territories of Canada. It is intended to be a general description of the Canadian federal income tax considerations and does not take into account the individual circumstances of any particular shareholder. This summary is of a general nature only and U.S. Holders should consult their own tax advisors with respect to the income tax consequences to their holding and disposing of our common shares having regard to their particular circumstances.

Dividends

     US. Holders generally will be subject to a 15% withholding tax on the gross amount of dividends paid or credited or deemed to be paid or credited to them by our company. However, in the case of a U.S. holder that is a corporation which beneficially owns at least 10% of the voting stock of our company, the applicable withholding tax rate on dividends is 5%.

     A purchase of our common shares by our company (other than a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend equal to the amount paid by our company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Canadian Tax Act. Any such deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a holder of our common shares for the purposes of computing the amount of his capital gain or loss arising on the disposition.

Gains on Disposition of Our Common Shares

     Under the provisions of the Convention, a U.S. Holder generally will not be subject to Canadian federal income tax on any capital gain realized upon the disposition of his common shares, provided that the value of the common shares is not derived principally from real estate situated in Canada, as determined at the time of the disposition. We believe that our common shares currently do not derive their value principally from such real estate.

     However, under the Convention, even if our common shares do not derive their value principally from Canadian real estate, Canada reserves the right to tax a capital gain of a U.S. resident individual, if (1) the individual was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition and was a resident of Canada at any time during the 10 years immediately preceding the disposition, (2) the common shares (or any shares for which they were substituted in a non-recognition transaction) were owned by the individual when he or she ceased to be a resident of Canada, and
(3) the common shares are "taxable Canadian property." Our common shares will be taxable Canadian property of a person if, at any time in the 60 month period immediately proceeding the disposition of our common shares by that person, that person or persons with whom that person does not deal at arm's length, or that person together with such other persons owned (or had an interest in, or an option to, acquire) 25% or more of our common shares or shares of any other class or series of stock of our company.

Item 8.  Selected Financial  Data

Selected Financial Information

     We prepare our financial statements in accordance with Canadian generally accepted accounting principles, known as Canadian GAAP, and report in Canadian dollars. These principles conform in all material respects with U.S. generally accepted accounting principles, known as U.S. GAAP, except as described in note 19 to our consolidated financial statements. The financial information set out below is presented in Canadian dollars. You should read the information presented below in conjunction with our consolidated financial statements included elsewhere in this Report and Item 9- "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     During the periods presented below, we completed certain acquisitions. The accounts of the acquired businesses are included in our financial statements from their respective acquisition dates. In view of the fact that our operating results for the periods presented below were impacted by acquisitions, we believe that the results of operations for the years presented are not directly comparable. See note 3 of the notes to our consolidated financial statements included elsewhere in this Report.

                                           (dollars in thousands, except per share data)
----------------------------------------------------------------------------------------------------------
                                                                   (Cdn $)
----------------------------------------------------------------------------------------------------------
                                                             Year Ended March 31,
----------------------------------------------------------------------------------------------------------
                                         2000         1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Statement of Operations Data:
----------------------------------------------------------------------------------------------------------
Canadian GAAP
----------------------------------------------------------------------------------------------------------
Sales                                    $136,323      $133,303       $70,811       $50,110       $22,932
----------------------------------------------------------------------------------------------------------
Gross margin                               17,388        17,691        14,401         9,099         5,489
----------------------------------------------------------------------------------------------------------
Net (loss) earnings for the period          (429)           515           797           838           323
----------------------------------------------------------------------------------------------------------
Earnings (loss) per common share           (0.04)          0.03          0.06          0.06          0.04
----------------------------------------------------------------------------------------------------------
U.S. GAAP
----------------------------------------------------------------------------------------------------------
Net earnings (loss)                         (658)          (63)         (479)
----------------------------------------------------------------------------------------------------------
Net earnings (loss) attributable to         (811)         (226)         (284)
   shareholders after deduction of
   preferred dividends
----------------------------------------------------------------------------------------------------------
Basic and fully diluted earnings           (0.06)        (0.02)        (0.03)
   (loss)  per common share
----------------------------------------------------------------------------------------------------------

------------------------------------ ---------------------------------------------------------------------
                                                                   (Cdn $)
------------------------------------ ---------------------------------------------------------------------
Balance Sheet Data:                                            As of March 31,
------------------------------------ ---------------------------------------------------------------------
                                         2000           1999          1998         1997          1996
------------------------------------ -------------- ------------- ------------- ------------ -------------
Canadian GAAP
------------------------------------ -------------- ------------- ------------- ------------ -------------
Total assets                            $61,529       $50,743       $32,500      $19,926       $11,725
------------------------------------ -------------- ------------- ------------- ------------ -------------
Long-term debt                            1,872         2,285           881          115           111
------------------------------------ -------------- ------------- ------------- ------------ -------------
Total liabilities                        40,387        44,074        26,657       14,042         7,123
------------------------------------ -------------- ------------- ------------- ------------ -------------
Shareholders' equity                     21,142         6,669         5,842        5,884         4,602
------------------------------------ -------------- ------------- ------------- ------------ -------------
U.S. GAAP
------------------------------------ -------------- ------------- ------------- ------------ -------------
Total assets                             59,777        48,733        31,128
------------------------------------ -------------- ------------- ------------- ------------ -------------
Long-term debt                            1,872         2,285           881
------------------------------------ -------------- ------------- ------------- ------------ -------------
Total liabilities                        40,387        44,018        26,657
------------------------------------ -------------- ------------- ------------- ------------ -------------
Shareholders' equity                     19,390         4,715         4,471
------------------------------------ -------------- ------------- ------------- ------------ -------------

Exchange Rates

     The table below sets forth, for each of the periods indicated, the following information: concerning the exchange rate between the Canadian dollar and the US dollar:

     o    the high and low exchange rate during the period;

     o    the exchange rate at the end of the period; and

     o the average of the exchange rates in effect on the last day of each month during the period.

     The exchange rate represents one Canadian dollar expressed in United States dollars. The exchange rate as of any date is based on the noon buying rate in New York

City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

                                    (US dollars per Cdn. $1.00)
 -------------------------------------------------- ------------ ---------- ---------- ---------------------
 Period                                                    High        Low        End        Average
 -------------------------------------------------- ------------ ---------- ---------- ---------------------
 Fiscal year ended March 31, 1996                        0.7527     0.7144     0.7334         0.7336
 -------------------------------------------------- ------------ ---------- ---------- ---------------------
 Fiscal year ended March 31, 1997                        0.7513     0.7228     0.7228         0.7345
 -------------------------------------------------- ------------ ---------- ---------- ---------------------
 Fiscal year ended March 31, 1998                        0.7317     0.6832     0.7052         0.7132
 -------------------------------------------------- ------------ ---------- ---------- ---------------------
 Fiscal year ended March 31, 1999                        0.6860     0.6423     0.6626         0.6651
 -------------------------------------------------- ------------ ---------- ---------- ---------------------
 Fiscal year ended March 31, 2000                        0.6969     0.6632     0.6879         0.6795
 -------------------------------------------------- ------------ ---------- ---------- ---------------------

     As of September 15, 2000, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn.$1.00 equals US$0.6737.

Dividends

     We have never paid any dividends on our common shares and have no plans to do so in the foreseeable future.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     You should read the discussion below together with our consolidated financial statements and the related notes which are included elsewhere in this Report.

General Information Concerning Our Financial Statements and Reporting Currency

     We are incorporated under the laws of the Province of Alberta, Canada, and our financial statements are presented in Canadian dollars and in accordance with the generally accepted accounting principles of Canada. Although our financial statements are in Canadian dollars, our operations are principally in New Zealand and Australia and, accordingly, our operating subsidiaries maintain their books and records in Australian or New Zealand dollars, as appropriate. When we prepare our financial statements, the accounts of our foreign subsidiaries are translated into Canadian dollars. These translations may result in gains or losses, which are recorded as a separate component of shareholders' equity captioned "Foreign Currency Translation Reserve."

     Unless otherwise indicated, all dollar amounts appearing in this Report represent Canadian dollars.

     Our fiscal year begins on April 1 of each calendar year and ends on March
31.

Certain Information Concerning Our Business Lines

General

     We are engaged in several business lines. In Note 13 of our consolidated financial statements, we provide certain segment information. Our principal segments, as reported in such note, are identified below:

          1. Vendor Services (formerly called Sales and Distribution). This segment includes our business of distributing telecommunication and computer-based technology products.

          2. Professional Services. This segment includes our business of providing computer consulting services.

          3. Application Development. This segment includes our business of developing and marketing proprietary software applications or services based on these applications

          4. Application Hosting (formerly Technical Services and expected to be renamed Online Services). The historical revenues of this segment relate to our business of furnishing of certain technical services such as repair of cellular telephones and custom design of wireless telecommunication products. As described in Item 1-"Description of Business," we plan to enter into certain new businesses that involve furnishing computer maintenance and other services online. We plan to add these new businesses, if and when they commence, to this segment.

For additional information concerning our business lines, see Item 1-"Business-Additional Information Concerning Our Principal Business Lines" and
note 13 to our consolidated financial statements included elsewhere in this report.

Additional Information Concerning Our Vendor Services Segment

     The great majority of our revenues to date have been attributable to our Vendor Services segment (i.e., our distribution business). More specifically, revenues from our Vendor Services segment represented approximately 93%, 94% and 96% of our total revenues during the years ended March 31, 2,000, 1999 and 1998, respectively.

     Our entire business relating to the distribution of wireless telecommunication products is governed by an agreement that we have with Telecom New Zealand ("Telecom"), which is New Zealand's largest telecommunications carrier. In the year ended March 31, 2000, sales governed by this agreement accounted for approximately 44.8% of our total revenues.

     Under our agreement with Telecom, we share with Telecom the activities and risks associated with our business of distributing wireless telecommunication products in New Zealand. This sharing arrangement includes the following terms. We are responsible for ordering and maintaining inventory, carrying out marketing activities and initiating and completing sales. Telecom is required to protect us against certain of the risks associated with the distribution function, including inventory obsolescence and bad debts. In exchange for Telecom assuming these risks, we are required to limit our gross profit from the distribution of wireless telecommunication hardware products to a level that is lower than the typical margin in our industry Our gross profit margin from the sale of telecommunication products was approximately 7.4% during the year ended March 31, 2,000. For additional information concerning our agreement with Telecom, see Item 1-"Business--Additional Information Concerning Our Principal Business Lines--Distribution."

Additional Information Concerning Our Application Development Segment

     Since fiscal 1998, we have been devoting substantial resources to developing our own proprietary software applications. The table below shows for the periods indicated (1) the amount of research and development costs that we recorded as an expense during the period and (2) the amount of development costs that we deferred in accordance with generally accepted accounting principles of Canada. Deferred development costs are reflected as an asset on our balance sheet. These deferred costs are amortized over the expected life of the related product, commencing with commercial production or use of the product. For additional information concerning the accounting treatment of our research and development costs, see notes 2 and 5 of the notes to our consolidated financial statements included elsewhere herein.

-------------------------------- -----------------------------------------------
                                                     (Cdn $)
-------------------------------- -----------------------------------------------
                                              Year Ended March 31,
-------------------------------- --------------- ------------ ------------------
                                      2000          1999             1998
-------------------------------- --------------- ------------ ------------------
Research and development costs     $2,344,229    $1,904,705       $1,556,572
recorded as expense
-------------------------------- --------------- ------------ ------------------
Development costs deferred          841,771        883,295         521,428
-------------------------------- --------------- ------------ ------------------

     Our research and development expenditures have generally been intended to provide benefits in future periods, as we commercialize our products, rather than to provide benefits in the period in which incurred. As a result, these expenditures have negatively impacted our results of operations.

Information Concerning Acquisitions

     We have completed 11 acquisitions since our formation in 1993, including five that were completed during our last three fiscal years. For additional information concerning our acquisitions, see Item 1-"Description of Business-Acquisitions." Because our results for these periods have been impacted by acquisitions, we believe that these results are not directly comparable.

Information Concerning Equity Investment in Associated Company

     In 1998, we acquired a 20% equity interest in a start-up company called Highway Technology Limited. Highway Technology has developed, and is seeking to commercialize, a product for remotely tracking the changing location of a moving motor vehicle. Highway Technology also provides certain financial and technical consulting services. In connection with acquiring our interest in Highway Technology, we agreed to lend to Highway Technology up to a maximum of $1.1 million. As of March 31, 2000, our loans to Highway Technology amounted to $1.0 million. Our investment in Highway Technology (net of our proportionate share of losses), including these loans, are reflected on our balance sheet as "Investment in Associated Company."

     Highway Technology has incurred losses to date. Our proportionate share of these losses is reflected on our statement of earnings as "Equity accounted losses of associated company."

     We provide certain consulting services to Highway Technology in exchange for a fee. The aggregate fees charged by us to Highway Technology amounted to $226,466 and $40,669 in the years ended March 31, 1999 and March 31, 2000, respectively. These fees are included in our revenues for the appropriate period.

Reconciliation with US GAAP

     We prepare our financial statements in accordance with Canadian generally accepted accounting principles, known as Canadian GAAP. These principles differ in certain respects from United States generally accepted accounting principles, known as US GAAP. Note 19 of our consolidated financial statements describes certain of these differences and shows how the application of US GAAP would have affected our net income and certain other items on our earnings statement and balance sheet. As set forth in such note, under US GAAP, we would have had (i) a net loss of $658,000 for the year ended March 31, 2000 (compared with a net loss of $429,000 shown on our earnings statement) and (ii) a net loss of $63,000 for the year ended March 31, 1999 (compared with net income of $515,000 shown on our earnings statement). The principal reason for this difference is that under US GAAP the research and development costs that we deferred are required to be recorded as an expense. For additional information, see note 19 of our consolidated financial statements included elsewhere herein.

Results of Operations

Fiscal Years Ended March 31, 2000 and 1999

     Revenues. Our revenues were approximately $136.3 million during our fiscal year ended March 31, 2000 ("Fiscal 2000"), representing an increase of approximately 2.3% over our revenues of approximately $133.3 million during our fiscal year ended March 31, 1999 ("Fiscal 1999"). Our Vendor Services segment (i.e., our distribution business) accounted for approximately 93% of our total revenues during Fiscal 2000 and 94% during Fiscal 1999.

     The small increase in revenues for Fiscal 2000 principally reflected the net effect of the following:

     1. Revenues in Australia from the distribution of computer-based technology products increased by approximately $26 million. This increase reflected a combination of internal growth and growth from acquisitions of approximately $9 million

     2. Revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $4.6 million. This decrease principally reflected the fact that, when the Digital Equipment Corporation was acquired by Compaq in June 1998, we lost the exclusive right to distribute Digital personal computers in New Zealand. In addition, revenues were negatively impacted towards the end of calendar year 1999 and early calendar year 2000, as some customers reduced their purchase levels due to concern over Year 2000 issues.

     3. Revenues in New Zealand from the distribution of wireless telecommunication products decreased by approximately $14 million. This decrease primarily reflected the fact that a new competitor, Cellect Distribution Warehouse, entered the market in February 1999.

     During the periods under discussion, the revenues from our other business segments were approximately as follows: (i) Professional Services ($5.5 million in Fiscal 2000 and $3.5 million in Fiscal 1999); (ii) Application Development ($1.4 million for Fiscal 2000 and $2.1 million for Fiscal 1999); and (iii) Application Hosting ($2.7 million for Fiscal 2000 and $2.7 million for Fiscal
1999).

     During Fiscal 1999, substantially all of the revenues relating to our proprietary software applications were attributable to certain call center services that we provide for a fee. These services are provided using our proprietary software and, accordingly, revenues from these service are classified as being part of our Application Development business.

     Gross Margin. Our gross margin as a percentage of revenues was 12.8% in Fiscal 2000 and 13.3% for Fiscal 1999. The decrease in our gross margin as a percentage of revenues in Fiscal 2000 was attributable to the changes described below relating to our equipment leasing activity and the associated change in the required accounting treatment of these activities.

     We sometimes arrange financing for customers that wish to finance their equipment purchases by means of a financing lease. In these instances, we act as an intermediary by arranging for an independent finance company to provide the financing. Until March 1999, we assumed certain personal liability to the finance company with respect to these lease obligations. As a result, the accounting treatment for these finance leases was to include the revenues from these leases in our reported revenues and to include the depreciation and interest expenses related to these leases in our reported expenses. In March 1999, the agreements governing our equipment leasing activities were changed to eliminate the personal liability that we theretofore had to the finance company with respect to these lease obligations. As a result of this change, we now essentially serve as a conduit for third party finance companies and the accounting treatment for these leases has been changed to reflect this arrangement. More specifically, since the date of this change, neither the revenues nor expenses related to these leases are included in our financial statements. (For additional information, see note 7 to our consolidated financial statements included elsewhere herein.) The fact that the revenues attributable to our equipment leasing activity was included in our Fiscal 1999 revenues and not in our Fiscal 2000 revenues is the reason for the decrease in our gross margin as a percentage of revenues in Fiscal 2000 compared with Fiscal 1999. Had these revenues not been included in both periods our gross margin as a percentage of revenues would have been 12.8% in Fiscal 2000 and 12.6% in Fiscal 1999.

     Set forth below is certain information concerning the gross margin of our business segments:

          1. The gross margin of our Vendor Services segment increased to 9.2% of revenues in Fiscal 2000 from 9.1% in Fiscal 1999. This increase was attributable to the changes described above relating to our equipment leasing activity and the associated change in the required accounting treatment of these activities.

          2. The gross margin of our Professional Services segment increased to 41.5% of revenues in Fiscal 2000 from 36.1% in Fiscal 1999. This increase primarily reflected the fact that we expanded into the Australian market in calendar 1999 and were able to achieve higher margins in this market.

          3. The gross margin of our Application Development segment decreased to 51.1% of revenues in Fiscal 2000 from 59.8% for Fiscal 1999, principally reflecting higher costs in connection with our call center operation.

          4. The gross margin of our Application Hosting segment decreased to 62.8% of revenues in Fiscal 2000 from 73% in Fiscal 1999, reflecting higher costs.

     Operating Expenses. Our operating expenses increased to $17.7 million, or 13.0% of revenues, in Fiscal 2000, from $16.8 million, or 12.6% of revenues, in Fiscal 1999. Our operating expenses in Fiscal 2000 included approximately $2.3 million of expenses related to the development of proprietary software applications (not including capitalized expenditures) up from $1.9 million in Fiscal 1999.

     As described above, in March 1999, the agreements governing our equipment leasing activities were changed and, as a result, the accounting treatment for these activities were changed. More specifically, since the date of this change, neither the revenues nor expenses related to our equipment leasing activities are included in our financial statements. (For additional information, see note 7 to our consolidated financial statements included elsewhere herein.) Consequently, the revenues and expenses from these activities are included in our revenues and expenses for Fiscal 1999 but not for Fiscal 2000. Had these revenues and expenses been excluded in both periods, our operating expenses as a percentage of revenues would have been 13.0% in Fiscal 2000 and 12.0% in Fiscal 1999.

     Set forth below is additional information concerning certain components of the operating expenses:

          1. Depreciation and Amortization. These expenses decreased to $1.8 million, or 1.3 % of revenues, in Fiscal 2000 from $2.0 million, or 1.5% of revenues, in Fiscal 1999. For the reasons described above, the depreciation expenses associated with our equipment leasing activities were included in our expenses for Fiscal 1999 but not for Fiscal 2000. This change was the reason that our depreciation and amortization expenses decreased in Fiscal 2000 compared with Fiscal 1999. (For additional information, see note 7 to our consolidated financial statements included elsewhere herein.) The decrease attributable to the foregoing factor was largely offset by an increase in the amortization of deferred development costs (which increased to $500,518 in Fiscal 2000 from $152,355 in Fiscal 1999).

          2. Net interest expense. Our net interest expense decreased to $1.1 million in Fiscal 2000 from $1.4 million in Fiscal 1999. This decrease was primarily attributable to the following factors: (1) for the reasons discussed above, the interest expenses associated with our equipment leasing activities were included in our expenses for Fiscal 1999 but not for Fiscal 2000 and (2) the funding facility for our Vendor Services segment was renegotiated in Fiscal 2000, resulting in a reduction in the interest rate payable. The foregoing factors more than offset the additional interest expense that we began incurring in October 1998, when we obtained long-term mortgage financing in connection with the purchase of our new headquarters facility.

          3. Salaries and Commissions. These expenses increased to $8.9 million, or 6.5% of revenues, in Fiscal 2000, from $6.3 million, or 4.7% of revenues, in Fiscal 1999. This increase was principally attributable to growth in headcount throughout the organization due to acquisitions and additional hiring to support internal growth, product development and associated administration. In addition, a number of the personnel that we recruited for our Professional Services and Application Development segments, being highly skilled and in great demand, required remuneration above the levels that we have generally paid.

          4. Other Operating Expenses. These expenses were $5.9 million, or 4.3% of revenues, in Fiscal 2000 and $7.0 million, or 5.3% of revenues, in Fiscal 1999. This decrease was primarily due to economies of scale achieved as our business grew and the elimination of duplicative costs at acquired companies.

     Operating (Loss) Income. We had an operating loss of $348,672 in Fiscal 2000 compared with a profit of $879,135 in Fiscal 1999, primarily reflecting the increase in operating expenses as a percentage of revenues discussed above.

     Equity accounted losses of associated company. These losses amounted to $83,180 in Fiscal 2000 and $91,330 in Fiscal 1999. These losses represent our share of the losses of Highway Technology, a company in which we have a 20% equity interest.

Fiscal Years Ended March 31, 1999 and 1998

     Revenues. Our revenues were approximately $133.3 million during Fiscal 1999, representing an increase of 88.3% over our revenues of approximately $70.8 million during our fiscal year ending March 31, 1998 ("Fiscal 1998"). Our Vendor Services segment accounted for approximately 94% of our total revenues during Fiscal 1999 and 96% during Fiscal 1998.

     The increase in our revenues in Fiscal 1999 principally reflected the net effect of the following:

     1. Revenues in Australia from the distribution of computer-based technology products increased by approximately $9.8 million. This increase was principally due to internal growth. In addition, an acquisition that we completed in February 1999 contributed approximately $0.8 million to Fiscal 1999 revenues.

     2. Revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $8.0 million. This decrease principally reflected the fact that, when the Digital Equipment Corporation was acquired by Compaq in June 1998, we lost the exclusive right to distribute Digital personal computers in New Zealand.

     3. Revenues in New Zealand from the distribution of wireless telecommunication products increased by approximately $61.4 million. This increase principally reflected growth in the market for these products. In addition, this increase reflected the fact that we first entered this business in the middle of Fiscal 1998 (i.e. in October
          1997), when we were awarded the contract to exclusively distribute cellular products on behalf of Telecom New Zealand. Thus, we were in this business for only half of Fiscal 1998 and all of Fiscal 1999.

         During the periods under discussion, our revenues from our other business segments were approximately as follows; (i) Professional Services ($3.5 million for Fiscal 1999 and zero for Fiscal 1998); (ii) Application Development ($2.1 million for

Fiscal 1999 and $0.6 million for Fiscal 1998); and (iii) Application Hosting ($2.6 million for Fiscal 1999 and $2.3 million for Fiscal 1998).

     Gross Margin. Our gross margin as a percentage of revenues was 13.3% in Fiscal 1999 and 20.3% in Fiscal 1998. As described above, due to certain changes in March 1999 relating to our equipment leasing activities, the revenues and expenses associated with these activities are no longer reported in our revenues and expenses. Consequently, the revenues and expenses associated with these activities are included in our revenues and expenses for Fiscal 1999 and Fiscal 1998, but not for Fiscal 2000. Had these revenues and expenses been excluded in Fiscal 1999 and 1998, our gross margin as a percentage of revenues would have been 12.6% in Fiscal 1999 and 19.1% in Fiscal 1998.

     Set forth below is certain information concerning the gross margin of our business segments:

          1. The gross margin of our Vendor Services segment decreased to 9.1% of revenues in Fiscal 1999 from 15.5% in Fiscal 1998. This decrease primarily reflected the following: (i) wireless telecommunication products, which have a lower margin than computer-based products, accounted for a greater percentage of the sales mix in Fiscal 1999 than in Fiscal 1998, (ii) the trend of decreasing margins in the computer products industry continued in Fiscal 1999 and (iii) after Digital Equipment Corporation was acquired by Compaq in June 1998, we lost the exclusive right to distribute Digital personal computers, which led to reduced margins for this product line.

          2. The gross margin of our Professional Services segment was 36.1% of revenues in Fiscal 1999. We did not have this business in Fiscal 1998.

          3. The gross margin of our Application Development segment increased to 59.8.% in Fiscal 1999 from 55.6% for Fiscal 1998.

          4. The gross margin of our Application Hosting segment was 73.0% in Fiscal 1999 and 72% in Fiscal 1998. .

     Operating Expenses. Our operating expenses were $16.8 million, or 12.6% of revenues, in Fiscal 1999 and $13.0 million, or 18.4% of revenues, in Fiscal 1998. Our operating expenses in Fiscal 1999 included approximately $1.9 million of expenses related to the development of proprietary software applications (not including capitalized expenditures) up from $1.6 million in Fiscal 1998.

     Set forth below is additional information concerning certain components of the operating expenses:

          1. Depreciation and Amortization. These expenses increased to $2.0 million, or 1.5% of revenues, in Fiscal 1999 from $1.7 million, or 2.4% of revenues, in Fiscal 1998. The increase in the dollar amount of these expenses primarily reflected (i) the growth of our capital asset base in connection with the growth of our business, including the purchase of a new headquarters facility in Fiscal 1999 and the implementation of a new computer system during this period, and (ii) an increase in the amortization of deferred development costs (which increased to $152,355 in Fiscal 1999 from $30,915 in Fiscal 1998).

          2. Net interest expense. Our net interest expense increased to $1.4 million in Fiscal 1999 from $0.7 million in Fiscal 1998. This increase primarily reflected increased borrowing required to support the growth of our Vendor Services segment.

          3. Salaries and Commissions. These expenses decreased to $6.3 million, or 4.7% of revenues, in Fiscal 1999, from $6.4 million, or 9.1% of revenues, in Fiscal 1998. This decrease in percentage terms reflects the fact that we achieved significant revenue growth in Fiscal 1999 without a commensurate increase in the number of our employees.

          4. Other Operating Expenses. These expenses were $7.0 million, or 5.3% of revenues, in Fiscal 1999 and $4.2 million, or 5.9% of revenues, in Fiscal 1998. The increase, in dollar terms, reflects the significant growth in our operations.

     Operating Income. Our operating income decreased to $91,000 in Fiscal 1999 from $80,000 in Fiscal 1998, primarily reflecting the decrease in our gross margin as a percentage of revenues discussed above.

     Equity accounted losses of associated company. These losses amounted to $0.09 million in Fiscal 1999 and $0.08 million Fiscal 1998. These losses represent our share of the losses of Highway Technology, a company in which we have a 20% equity interest.

Liquidity and Capital Resources

Recent Financing Transactions

     Set forth below is information concerning certain financing transactions that we completed subsequent to March 31, 1999:

          1. In July 1999, we sold in a private placement 1,000,000 units at a price per unit of either $1.25 (280,000 units) or $1.00 (720,000 units). Each unit was comprised of (1) a common share and (2) a warrant to purchase an additional common shares at a price of $1.25 per share. We received gross proceeds of $1.1 million from this transaction.

          2. In December 1999, we sold in a private placement 1,800,000 special warrants at a price per special warrant of $2.70. Pursuant to their terms, each of these warrants was exchanged, without additional consideration, for one common share plus a warrant to purchase one-half of a common share at a price of $1.575 per one-half share. We received gross proceeds of $4.9 million from this transaction.

          3. In January 2000, we sold in a private placement 1,800,000 special warrants at a price of $6.25 per special warrant. Pursuant to their terms, each of these warrants was exchanged, without additional consideration, for one common share. We received gross proceeds of $11.3 million from this transaction.

Our aggregate net proceeds from the financing transactions described above amounted to approximately $15.8 million.

Funding of Our Operations

     In Fiscal 2000, the cash generated from our business was insufficient to completely fund the cash outlays associated with our business. More specifically, our cash from operating activities was approximately negative $5.5 million and our cash from investing activities was approximately negative $1.4 million. We principally funded our cash shortfall from the proceeds of the financing transactions described above.

     At present, the cash generated from our business continues to be insufficient to completely fund the cash outlays associated with our business. We continue to fund this shortfall with the remaining proceeds of the financing transactions described above. As of September 15, 2000, we had cash-on-hand of approximately $2.5 million . We estimate that that our remaining cash-on-hand will be sufficient to fund our cash shortfall for an additional three to six months at the current level of operations. Thereafter, we will require additional equity or debt financing. Accordingly, we are planning to seek additional financing in the near future. However, we cannot be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain the financing that we require, our business will be hurt and we will have to substantially curtail or discontinue our product development efforts and possibly other areas of our business. To the extent that financing is available, we may seek financing for a variety of purposes, including (1) continuing and expanding our product development efforts, (2) marketing our proprietary products and (3) making additional acquisitions.

Our Accounts Receivable Financing Facility

     In July 1999, we obtained a financing facility from The National Bank of New Zealand that allows us to borrow, on a revolving basis, up to 80% of the value of the eligible accounts receivable of certain of our subsidiaries in the Vendor Services segment. The maximum amount that can be outstanding under this facility at any time is New Zealand $20 million (equivalent to Cdn. $14.5 million, based on the exchange rate on March 31, 2000). Outstanding loans under this facility bear interest at a floating rate of interest equal to 0.5% above the bank rate (as defined in the agreement governing this facility). As of August 31, 2000, the outstanding amount under this facility was $9.2 million.

Certain Balance Sheet Changes.

     Set forth below is information concerning certain changes in our March 31, 2000 balance sheet relative to our March 31, 1999 balance sheet.

     Our cash increased to approximately $8.6 million at March 31, 2000, from approximately zero at March 31, 1999. This increase reflects the equity financing transactions that we completed subsequent to March 31, 1999, as described above.

     Our inventory increased to approximately $20.3 million at March 31, 2000, from approximately $15.2 at March 31, 1999. This increase reflects the fact that we increased our inventory in order to support sales growth, particularly in the Australian market of our Vendor Services segment. We financed this inventory expansion with a portion of the proceeds of the equity financing transactions described above.

     Our accounts payable decreased to approximately $26.5 million at March 31, 2000, from approximately $36.6 million at March 31, 1999. This decrease principally reflects the fact that we were able to pay down our payables using
(i) a portion of the proceeds from the equity financing transactions described above and (ii) proceeds from borrowings under our accounts receivable financing facility.

     The outstanding amount under our accounts receivable financing facility increased to approximately $7.5 million at March 31, 2000, from approximately $3.2 million at March 31, 1999. This increase principally reflects the fact that we borrowed under the facility in order to pay down our accounts payables as described above.

     Our working capital increased to approximately $13.6 million at March 31, 2000, from a working capital deficit of approximately $0.2 million at March 31, 1999. This increase in working capital primarily reflects the fact that the equity financing transactions described above enabled us to increase our cash, increase our inventories and reduce our accounts payable without a commensurate increase in liabilities.

     Deferred development costs increased to approximately $1.6 million at March 31, 2000, from approximately $1.3 million on March 31, 1999. This increase principally reflects deferred development costs relating to our Supercession and Bloodhound products.

     Our shareholders' equity increased to approximately $21.1 million at March 31, 2000, from approximately $6.7 million at March 31, 1999. This increase was attributable to the equity financing transactions described above.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

     We hedge normal trading arrangements when possible, by purchasing using the currency of sale. For example, New Zealand operations generally purchase in New Zealand dollars, even for goods supplied from Australia or Asia. However, for some vendors this is not always possible and, in those situations of significant risk, we purchase foreign currency risk insurance, particularly where purchases are made to satisfy specific sales contracts.

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

     No forward exchange contracts were entered into during Fiscal 1999 or Fiscal 2000. During Fiscal 1998, the average value of these forward contracts amounted to New Zealand $1.2 million. These contracts were entered as a hedge against New Zealand purchases made in Australian dollars. Since then the majority of our major suppliers have changed from invoicing in their home currency to invoicing in New Zealand Dollars. This should eliminate our exchange risk on the transactions and, therefore, eliminates the need for foreign exchange hedging.

     The Company has not entered, and therefore does not have any exposure to, interest rate swaps, commodity prices or other derivative financial instruments.

Item 10. Directors and Officers of Registrant

     The table below identifies, and provides certain information concerning, our directors, executive officers and certain key managers.

------------------------------------------------------ ------------------ -------------------------------------------
Name                                                          Age                         Positions
------------------------------------------------------ ------------------ -------------------------------------------
Michael B. Ridgway                                            38          Chief Executive Officer and Director
------------------------------------------------------ ------------------ -------------------------------------------
Casey J. O'Byrne                                              46          Chairman of the Board and Director
------------------------------------------------------ ------------------ -------------------------------------------
Richard Justice                                               44          Chief Financial Officer, Chief Operating
                                                                          Officer and Director
------------------------------------------------------ ------------------ -------------------------------------------
Hal Linstrom                                                  40          Operations Manager*
------------------------------------------------------ ------------------ -------------------------------------------
Richard McLean                                                37          Vice President, Applications Development
------------------------------------------------------ ------------------ -------------------------------------------
Chris Spring                                                  43          Group Manager, Australia*
------------------------------------------------------ ------------------ -------------------------------------------
Andrew J. Chamberlain                                         38          Secretary and Director**
------------------------------------------------------ ------------------ -------------------------------------------
Julia A.E. Clarkson                                           30          Director
------------------------------------------------------ ------------------ -------------------------------------------
Daniel Hachey                                                 41          Director
------------------------------------------------------ ------------------ -------------------------------------------
Robert W. Singer                                              52          Director
------------------------------------------------------ ------------------ -------------------------------------------

---------------
* The indicated individual is a key manager but not an officer.

** The indicated individual serves as corporate secretary, but is not an employee of our company.

     Michael B. Ridgway of Auckland, New Zealand, has served as our Chief Executive Officer and a director since joining our company in December 1994. Mr. Ridgway joined us following our acquisition of Sealcorp Computer Products Limited ("Sealcorp"), a distributor of computer-based technology products. Mr. Ridgway was the founder of Sealcorp and served as Sealcorp's Managing Director from 1987, when Sealcorp was formed, until December 1994, when we acquired Sealcorp. Sealcorp is currently a wholly owned subsidiary of our company.

     Casey J. O'Byrne of Edmonton, Canada, has been Chairman of our Board of Directors since November 1998 and a director of our company since our incorporation in November 1993. Mr. O'Byrne is an attorney and has been practicing law in Edmonton, Alberta, since 1984. From 1990 until the present, he has been a partner in the law firm of Tarrabain O'Byrne & Company. Mr. O'Byrne is a graduate of the University of Cambrensis School of Law in the United Kingdom.

     Richard Justice of Auckland, New Zealand, has served as our Chief Financial Officer and a director since September 1997 and, in addition, has served as our Chief Operating Officer since October 1999. From 1993 until September 1997, Mr. Justice served as Financial Controller of Sealcorp (which has been a wholly owned subsidiary of our company since December 1994). Prior to joining Sealcorp, Mr. Justice was a financial consultant (1987 to 1993) and held various management positions at several distribution companies (1976 to 1987). Mr. Justice has a Master's degree in Business Administration from Auckland University and is a licensed accountant in New Zealand.

     Hal Linstrom of Auckland, New Zealand, joined our company in February 1995 and has served as our Operations Manager since 2000. From 1995 until 2000, Mr. Linstrom held various other positions at our company including General Manager of Mergers and Acquisitions (1995 to 1998) and Chief Operating Officer (1998 to
1999). From 1981 until 1995, Mr. Linstrom held various sales and marketing management positions.

     Richard McLean of Auckland, New Zealand, joined our company in June 1991 and has served as our Vice President, Applications Management, since 1999. From 1991 until 1999, he held various other positions at our company including National Sales and Marketing manager for Sealcorp New Zealand (1991 to 1992), General Manager of Sealcorp Australia (1992 to 1998) and Group General Manager of Information Services (1998 to 1999). For more than nine years prior to joining our company, Mr. McLean held a variety of sales, marketing and technical positions at several companies in the printing and publishing industry.

     Chris Spring of Sydney, Australia, joined our company in February 1997 and has served as our Group Manager, Australia, since that time. Prior to joining our company, Mr. Spring held various sales and management positions within the information technology industry, which he has been involved with for nineteen years, including General Manager of OKI Australia (1994 to 1997), General Manager of Data General Australia (1991 to 1994) and National Sales Manager for Wang Australia (1989 to 1991).

     Andrew J. Chamberlain of Edmonton, Alberta, has been Corporate Secretary of our company since November 1998 and a director of our company since December 1999. Mr. Chamberlain is an attorney and has been with the law firm of Chamberlain-Hutchison in Edmonton, Alberta, Canada, since 1997. From 1984 to 1997, Mr. Chamberlain practiced law in Alberta, Canada, with Davies & Co. Mr. Chamberlain is a graduate of the University of Alberta School of Law.

     Julia Clarkson of Boston, Massachusetts, has been a director of our company since October 1998. Ms. Clarkson is Director of Revenue for a new Internet portal launched by Imagitas Inc. of Newton, Massachusetts. Prior to Imagitas, she was with ZOOTS, a dry-cleaning start-up launched by the founders of Staples. Ms. Clarkson completed her Masters of Business Administration at Harvard Business School in 1998. She previously held a number of other positions including: (i) serving as a consultant with Mercer Consulting (formerly Corporate Decisions Inc.) from 1994 to 1996 and (ii) serving as a financial analyst in the New York investment banking division of Morgan Stanley from 1992 to 1994.

     Daniel Hachey of Toronto, Ontario, has been a director of our company since January 1998. Mr. Hachey has been with HSBC Securities Canada Inc., a full service brokerage firm, since 1998 and currently serves as Senior Vice President and Director, Head of Technology Group, Corporate Finance and Advisory Division. He previously served as a Senior Vice President and director of Midland Walwyn Capital Inc. (1993 to 1998).

     Robert W. Singer of Lakewood, New Jersey, joined our board of directors in August 2000. Mr. Singer has served as Assistant Majority Leader of the New Jersey State Senate since 1997 and has been a member of the New Jersey State Senate since 1993. He also holds the position of Vice President of Corporate Relations for Community/Kimball Medical Centers, an affiliate of the St. Barnabas Health Care System. Mr. Singer is also a director of Health Choice (a third party administrator for health care claims) and of the New Jersey Technology Council and is a member of the New Jersey Commission of Science and Technology.

         Directors are elected at each annual meeting of our shareholders and hold office until the next annual meeting of shareholders and the election and qualification of their successors. Executive officers are elected by and serve at the discretion of the board of directors.

Item 11. Compensation of Directors and Officers

Aggregate Compensation of Officers, Key Managers and Directors

     During our fiscal year ended March 31, 2000, we paid aggregate cash compensation to our officers, key managers identified under Item 10, and directors, as a group, of approximately $550,854. We also granted to this group stock options to purchase an aggregate of 430,000 of our common shares. See "--Option Grants to Directors, Officers and Certain Key Managers." The aggregate value of non-cash compensation (excluding stock options) that we provided to this group did not exceed 10% of the cash compensation.

Compensation of Certain Officers and Key Managers

     The table below shows, for our fiscal year ended March 31, 2000, certain information concerning the compensation of our Chief Executive officer and the other officers and key managers of our company who are identified under Item 10--"Directors and Officers of Registrant" (other than Mr. Chamberlain, who serves as corporate secretary but is not an employee).

         Summary Compensation Table for Fiscal Year Ended March 31, 2000
 -------------------------------- ----------------------------------------------- ----------------- --------------------
                                  Annual Compensation (Cdn. $)                    Long Term
                                                                                  Compensation
                                                                                  Awards
 -------------------------------- ----------------------------------------------- ----------------- --------------------
                                                                                  Securities        Other
                                                              Other Annual        Underlying        Compensation
                                  Salary         Bonus        Compensation        Options(1)        (Cdn. $)
 -------------------------------- -------------- ------------ ------------------- ----------------- --------------------
 Michael B. Ridgway                     $41,411      --                   $7,309           200,000          --
     Chief Executive Officer
 -------------------------------- -------------- ------------ ------------------- ----------------- --------------------
 Richard Justice                        100,617      --                   18,156           118,000          --
     Chief Financial and Chief
     Operating Officer
 -------------------------------- -------------- ------------ ------------------- ----------------- --------------------
 Hal Linstrom,                           88,138      --                   13,617            50,000          --
      Operations Manager
 -------------------------------- -------------- ------------ ------------------- ----------------- --------------------
 Richard McLean                          74,137      --                   13,617            31,000          --
      Vice President,
      Applications Development
 -------------------------------- -------------- ------------ ------------------- ----------------- --------------------
 Chris Spring                           132,206      --                   19,816            31,000          --
      Group Manager, Australia
 -------------------------------- -------------- ------------ ------------------- ----------------- --------------------

(1) This column shows the number of options to purchase our common shares that were granted to the indicated individual during the fiscal year. The option granted to Mr. Ridgway provide for an exercise price of $11.25 per share. The other options granted provide for an exercise price of $1.41 per share.

Compensation of Directors

     During our fiscal year ended March 31, 2000, we did not pay any cash compensation to non-employee directors in their capacity as such. We did, however, reimburse them for certain expenses related to the performance of their duties. We also granted options to certain of these directors. See--"Option Grants to Directors, Officers and Certain Key Managers"

     We are currently paying cash compensation to certain non-employee directors as follows: (1) we are compensating Daniel Hachey and Julia Clarkson on the basis of $1,000 for each board meeting and $500 for each committee meeting and
(2) we have agreed to pay Robert W. Singer fees of $70,417 per year.

Option Grants to Directors, Officers and Certain Key Managers

     The table below summarizes the options that we granted, during our fiscal year ended March 31, 2000, to the directors, officers and key managers who are identified under Item 10--"Directors and Officers of Registrant."

------------------------------ ------------------------------ ----------------- ---------------------------
Name                               Number of Securities        Exercise Price        Expiration Date
                                Underlying Options Granted       Per Share
------------------------------ ------------------------------ ----------------- ---------------------------
Michael B. Ridgway                           200,000            $11.25          February 29, 2005
------------------------------ ------------------------------ ----------------- ---------------------------
Casey J. O'Byrne                             100,000             11.25          February 29, 2005
------------------------------ ------------------------------ ----------------- ---------------------------
Richard Justice                              118,000              1.41          July 2, 2004
------------------------------ ------------------------------ ----------------- ---------------------------
Hal Linstrom                                  50,000              1.41          July 2, 2004
------------------------------ ------------------------------ ----------------- ---------------------------
Richard McLean                                31,000              1.41          July 2, 2004
------------------------------ ------------------------------ ----------------- ---------------------------
Chris Spring                                  31,000              1.41          July 2, 2004
------------------------------ ------------------------------ ----------------- ---------------------------
Andrew J. Chamberlain                         50,000             11.25          February 29, 2005
------------------------------ ------------------------------ ----------------- ---------------------------
Julia A.E. Clarkson                                _                 _
------------------------------ ------------------------------ ----------------- ---------------------------
Daniel Hachey                                      _                 _
------------------------------ ------------------------------ ----------------- ---------------------------
Robert W. Singer                                   _                 _
------------------------------ ------------------------------ ----------------- ---------------------------

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

Introduction

     The table below shows, as of September 7, 2000, the number of our common shares that are outstanding or subject to warrants and options.

 --------------------------------------------------- --------------------------------------------------------
 Number of shares outstanding (not including                            18,326,625
 shares held in escrow as described below)
 --------------------------------------------------- --------------------------------------------------------
 Number of shares held in escrow (as described                           1,015,420
 under "--Shares Relating to Acquisitions--Shares
 held in Escrow")
 --------------------------------------------------- --------------------------------------------------------
 Number of shares subject to outstanding warrants                        2,466,400
 --------------------------------------------------- --------------------------------------------------------
 Number of shares subject to outstanding options                         2,013,000
 --------------------------------------------------- --------------------------------------------------------

Warrants

     As of September 7, 2000, there were outstanding warrants to purchase an aggregate of 2,466,400 of our common shares. Certain information concerning these warrants is set forth in the table below:

  ----------------------------------- -------------------------------------- -----------------------------------
  Number of Common Shares Subject     Exercise Price Per Share (Cdn. $)      Expiration Date of Warrants
  to Warrants
  ----------------------------------- -------------------------------------- -----------------------------------
               852,000                              1.25                     January 16, 2002
  ----------------------------------- -------------------------------------- -----------------------------------
               486,000                              3.15                     June 15, 2001
  ----------------------------------- -------------------------------------- -----------------------------------
               228,400                              6.25                     January 21, 2002
  ----------------------------------- -------------------------------------- -----------------------------------
               900,000                              3.15                     June 15, 2001
  ----------------------------------- -------------------------------------- -----------------------------------

Options

     As of September 1, 2000, there were outstanding options to purchase an aggregate of 2,013,000 of our common shares. Certain information concerning these options is set forth in the table below:

  ----------------------------------- -------------------------------------- -----------------------------------
  Number of Common Shares Subject     Exercise Price Per Share (Cdn. $)      Expiration Date of Options
  to Options
  ----------------------------------- -------------------------------------- -----------------------------------
               350,000                             11.25                     February 29, 2005
  ----------------------------------- -------------------------------------- -----------------------------------
               185,000                              1.18                     December 1, 2001
  ----------------------------------- -------------------------------------- -----------------------------------
                57,000                              1.31                     December 1, 2001
  ----------------------------------- -------------------------------------- -----------------------------------
               330,000                              1.90                     November 20, 2002
  ----------------------------------- -------------------------------------- -----------------------------------
                50,000                              1.50                     November 30, 2003
  ----------------------------------- -------------------------------------- -----------------------------------
               346,000                              1.41                     July 2, 2004
  ----------------------------------- -------------------------------------- -----------------------------------
               100,000                              8.45                     August 21, 2005
  ----------------------------------- -------------------------------------- -----------------------------------
               595,000                              7.40                     March 31, 2005
  ----------------------------------- -------------------------------------- -----------------------------------

     The table below shows, as of September 1, 2000, the options held by those persons identified under Item 10--"Directors and Officers of Registrant". (These options are a subset of the options shown in the table immediately above.)

  ---------------------------- -------------------------- ----------------------------- ------------------------
  Name of Officer or Director  Number of Common Shares    Exercise Price Per Share      Expiration Date of
                               Subject to Options         (Cdn. $)                      Options
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Michael B. Ridgway                     200,000                         11.25                February 29, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
                                          30,000                          1.90                November 20, 2002
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Casey O'Byrne                          100,000                         11.25                February 29, 2005
                                         150,000                          1.18                 January 12, 2001
                                          57,000                          1.31                 January 12, 2001
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Richard Justice                        118,000                          1.41                    July 2,  2004
                                          50,000                          7.40                   March 31, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Hal Linstrom                            70,000                          1.90                November 20, 2002
                                          50,000                          1.41                     July 2, 2004
                                          20,000                          7.40                   March 31, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Richard McLean                          31,000                          1.41                     July 2, 2004
                                          20,000                          7.40                   March 31, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Chris Spring                            31,000                          1.41                     July 2, 2004
                                          50,000                          1.90                November 20, 2002
                                          20,000                          7.40                   March 31, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Mike O'Brien                            50,000                          1.41                     July 2, 2004
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Andrew J. Chamberlain                   50,000                         11.25                February 29, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Julia Clarkson                          50,000                          1.50                November 30, 2003
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Daniel Hachey                           50,000                          1.99                 January 26, 2003
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Robert W. Singer                        50,000                          8.45                  August 21, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------

Shares Relating to Acquisitions

Shares Held in Escrow

     In connection with a number or our acquisitions, we agreed with the seller that (1) some or all of the acquisition consideration would be in the form of our common shares, (2) some or all of such common shares would be placed in escrow and (3) the number of escrowed shares, if any, that would be released to the seller would depend on the post-acquisition financial performance of the acquired company relative to criteria set forth in the acquisition agreement. As of September 1, 2000, an aggregate of 1,015,420 common shares were being held in escrow. See notes 3 and 9 to our consolidated financial statements included under Item 17.

Contingent Share Consideration

     In connection with a number of our acquisitions, we agreed with the seller that the purchase price would depend on the post-acquisition financial performance of the acquired company over a specified period. Pursuant to these agreements, we may be required to issue additional common shares as acquisition consideration. We currently cannot know the number of additional shares that we will be required to issue, since this number depends on future events. However, we estimate that maximum number for acquisitions, other than Powercall, will not exceed 183,994 shares. The maximum number for the Powercall acquisition cannot be determined because, as discussed below, this number is linked to the future market price of our common shares.

     In connection with our acquisition of Powercall, we agreed to an earn-out. Under this earn-out, if Powercall achieves certain financial goals, we are required to issue to the sellers additional common shares of our company having a specified value. This specified value depends on the financial performance of Powercall. Under the terms of the earn-out, this specified value could under certain circumstances be as high as New Zealand $20 million (Cdn. $12.5 million, based on the September 15, 2000 exchange rate). However, based on Powercall's financial performance to date, we estimate that the actual amount that we may be required to pay will not exceed Cdn. $2.0 million and is likely to be substantially lower. For purposes of paying any required earn-out amount, the value of our shares is deemed to be the market price of our shares at the time the payment is required to be made. Because the value of our shares for purposes of paying the earn-out is linked to the future market price of our common shares, there is potentially no limit on the number of shares that we may be required to issue if an earn-out payment is required and the market price of our common shares should decrease. For example, assuming the required earn-out payment is Cdn. $2.0 million, then the number of shares we would be required to issue would be 317,460, if the market price for our common shares was then Cdn. $6.30 (the market price on September 15, 2000), but would be 1,000,000, if the market price of our common shares was instead $2.00.

Item 13. Interest of Management in Certain Transactions

Option-Related Loans to Officers

     We have, from time to time, made loans to certain of our officers in order to enable them to purchase our common shares through the exercise of stock options. The maximum outstanding amount of these loans during the fiscal year ended March 31, 2000 was $833,402, and, as of March 31, 2000, the outstanding amount of these loans was $693,753. Each of these option-related loans was made subject to the following terms: (1) the loans bears interest at a rate between 5% and 14% per annum (except that $339,683 of loans to Richard Justice are interest-free), (2) the loan is secured by the common shares that were purchased using the loan proceeds, and (3) the loan is repayable on demand or within 30 days after the borrower ceases to be an employee of our company.

Certain Other Transactions

     The law firm of Chamberlain Hutchinson provides legal services to our company on a regular basis. Andrew J. Chamberlain, who is a director and the corporate secretary of our company, is the principal of a professional corporation that is a partner in such firm.

                                    PART III

Item 15. Defaults Upon Senior Securities.

None Reportable

Item 16. Changes in Securities, Changes in Security for Registered securities, and Use of Proceeds.

None Reportable


Item 17. Financial Statements

Attached. See Item 19(a).


Item 18. Financial Statements

Not applicable

Item 19. Financial Statements and Exhibits

(a) Financial Statements:

     See the Index to Consolidated Financial Statements accompanying this report on page F-1.

(b) Exhibits

     1. Agreement in Respect of Cellular Handsets and Other Equipment, dated November 10, 1997.

     2. Agreement Amending Agreement in respect of Cellular Handsets and Other Equipment, effective December 22, 1999.

     3.   Salaried Employment Contract with Mike Ridgway, dated April 1, 1997.

     4.   Package Review for Mike Ridgway, dated October 12, 1999.

     5.   Salaried Employment Contract with Richard Justice, dated April 1,
          1997.

     6.   Remuneration Review for Richard Justice, dated October 28, 1999.

     7.   Salaried Employment Contract for Richard McLean, dated August 17,
          1998.

     8.   Remuneration Review for Richard McLean, dated effective August 1,
          1999.

     9.   Salaried Employment Contract with Hal Linstrom, dated February 1,
          1998.

     10.  Remuneration Review for Hal Linstrom, dated October 29, 1999.

     11. Letter Agreement between Brocker Investments and Chris Spring, dated December 30, 1996.

     12. Heads of Agreement regarding Generic Technology Limited, dated August 17, 2000.

     13. Agreement for Sale and Purchase of Shares relating to Certus Project Consulting Limited dated September 7, 2000.

                          BROCKER TECHNOLOGY GROUP LTD

                              FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


BROCKER TECHNOLOGY GROUP LTD

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


I N D E X


Auditors' Report                                                                   Page F-3


Consolidated Balance Sheets                                                        Page F-4


Consolidated Statements of Earnings                                                Page  F-5


Consolidated Statements of Retained Earnings                                       Page F-6


Consolidated Statements of Movements in Foreign Currency Translation Reserve       Page F-6


Consolidated Statements of Cash Flows                                              Page F-7


Notes to Consolidated Financial Statements                                         Page F-8


Auditors' report to the directors

We have audited the consolidated balance sheets of Brocker Technology Group Ltd as at March 31, 2000 and 1999 and the consolidated statements of earnings, retained earnings, foreign currency translation reserve and cash flows for the years ended March, 31 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2000 and 1999 and the results of its operations and its cash flows, for the years ended March 31, 2000, 1999 and 1998, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended March 31, 2000 and shareholders' equity as at March 31, 2000, 1999, and 1998 to the extent summarized in note 19 to the consolidated financial statements.


Chartered Accountants


KPMG Auckland, New Zealand
July 27, 2000


BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2000 AND 1999


                                                             Note             2000               1999
                                                                                $                  $
ASSETS
Current Assets
Cash                                                                     8,637,357                  -
Accounts receivable                                                     19,068,160         22,909,294
Other receivables                                             11         2,266,494          1,435,325
Inventories                                                             20,293,533         15,276,865
Prepaid expenses and deposits                                              154,708            917,009
Income taxes recoverable                                                   791,212            554,538
Future tax assets                                             10           778,661            366,172
                                                                       -----------        -----------
                                                                        51,990,125         41,459,203

Deferred Development Costs                                     5         1,593,621          1,252,368

Capital Assets                                                 4         5,307,852          5,551,068

Investment in Associated Company                               6           833,000            604,433

Goodwill (Net of accumulated amortisation
of $1,312,810 ($1,036,327; 1999))                                        1,803,957          1,876,325
                                                                       -----------        -----------
                                                                       $61,528,555        $50,743,397
                                                                       ===========        ===========

LIABILITIES
Current Liabilities
Bank Overdraft                                                                   -             55,433
Accounts payable                                                        26,467,639         36,648,724
Accrued liabilities                                                      3,824,673          1,596,241
Income taxes payable                                                       430,910                  -
Financing facility                                             8         7,502,880          3,213,122
Current portion of long-term debt                              8           203,531            220,028
                                                                       -----------        -----------
                                                                        38,429,633         41,733,548

Long-Term Debt                                                 8         1,872,229          2,284,578

Future Tax Liability                                          10            85,077             55,902
                                                                       -----------        -----------
                                                                        40,386,939         44,074,028
                                                                       -----------        -----------

SHAREHOLDERS' EQUITY
Share Capital                                                  9        21,762,070          5,761,721
Foreign Currency Translation Reserve                                    (1,745,415)          (799,084)
Retained Earnings                                                        1,124,961          1,706,732
                                                                       -----------        -----------
                                                                        21,141,616          6,669,369
                                                                       -----------        -----------

Commitments                                                   16
Contingencies                                                 17
Subsequent Events                                             18
                                                                       $61,528,555        $50,743,397
                                                                       ===========        ===========


See the accompanying notes to the consolidated financial statements.


BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


                                            Note               2000            1999          1998
                                                                $               $             $
Revenue
Sales                                                   136,322,933     133,302,640    70,811,220

Cost of Goods Sold                                      118,934,768     115,611,548    56,410,370
                                                       ------------    ------------    ----------

Gross Margin                                             17,388,165      17,691,092    14,400,850
                                                       ------------    ------------    ----------

Operating Expenses
Depreciation and amortisation                             1,782,483       2,010,703     1,692,585
Net interest expense                          8           1,122,586       1,409,187       668,845
Salaries and commissions                                  8,904,799       6,348,910     6,431,431
Other operating expenses                                  5,926,969       7,043,157     4,225,153
                                                       ------------    ------------    ----------
Total operating expenses                                 17,736,837      16,811,957    13,018,014
                                                       ------------    ------------    ----------

Operating (Loss)/Income                                    (348,672)        879,135     1,382,836

Equity accounted losses of associated company                83,180          91,330        79,953
                                                       ------------    ------------    ----------

(Loss)/Income before Income Tax Provision                  (431,852)        787,805     1,302,883

Income Tax Provision                         10              (2,824)        272,991       506,067
                                                       ------------    ------------    ----------

Net (Loss)/Earnings for the year                       $   (429,028)   $    514,814       796,816
                                                       ============    ============    ==========

Earnings Per Common Share                     9(d)     $      (0.04)   $       0.03          0.06
                                                       ============    ============    ==========


See the accompanying notes to the consolidated financial statements.


BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


                                                     2000            1999            1998
                                                      $               $               $
Retained Earnings, Beginning of the year        1,706,732       1,355,240         703,424

Net (Loss)/Earnings for the year                 (429,028)        514,814         796,816

Discount on redemption of preferred shares             --              --          50,000

Preferred dividends paid                         (152,743)       (163,322)       (195,000)
                                              -----------     -----------     -----------

Retained Earnings, End of the year            $ 1,124,961     $ 1,706,732     $ 1,355,240
                                              ===========     ===========     ===========



BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE

FOR THE YEARS ENDED MARCH 31, 2000 AND 1999


                                                     2000            1999            1998
                                                      $               $               $
Beginning of the year                            (799,084)       (881,364)        (82,609)

Difference arising on the translation of
foreign operations                               (946,331)         82,280        (798,755)
                                              -----------     -----------     -----------

End of the year                               $(1,745,415)    $  (799,084)    $  (881,364)
                                              ===========     ===========     ===========


See the accompanying notes to the consolidated financial statements.


BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


                                               Note              2000             1999            1998
                                                                  $                $               $
Cash flows from operating activities

Receipts from customers                                   138,510,831      124,528,860      62,560,393
Payments to suppliers and employees                      (142,622,871)    (119,790,928)    (59,656,639)
Interest paid                                              (1,122,586)      (1,338,547)       (463,756)
Taxation paid                                                (247,826)        (417,742)       (970,979)
                                                         ------------     ------------     -----------

Cash flows from operating activities             14        (5,482,452)       2,981,643       1,469,019

Cash flows from investing activities

Proceeds from the sale of capital assets                       44,750           51,597          56,814
Purchase of capital assets                                 (1,086,880)      (4,673,881)     (1,045,119)
Investment in associated company                             (356,354)        (428,440)       (343,066)
Purchase of subsidiaries                                      (33,831)        (412,566)       (523,181)
                                                         ------------     ------------     -----------

Cash flows from investing activities                       (1,432,315)      (5,463,290)     (1,854,552)

Cash flows from financing activities

Proceeds from share options exercised                         261,600           29,500         130,900
Proceeds from shares and warrants issued                   15,738,616               --              --
Proceeds from share warrants exercised                             --               --         495,000
Proceeds from mortgage finance raised                              --        2,428,692              --
Redemption of preferred shares                                     --               --        (543,049)
Repayment of mortgage finance                                (244,006)         (70,745)             --
Payment of dividend on preferred shares                      (152,743)        (163,322)       (195,000)
                                                         ------------     ------------     -----------

Cash flows from financing activities                       15,603,467        2,224,125        (112,149)
                                                         ------------     ------------     -----------

Net increase / (decrease) in cash equivalents               8,688,700         (257,522)       (497,682)



Cash / (Overdraft) at Beginning of the year                   (55,433)         205,365         602,233

Translation of cash equivalents to reporting currency           4,090           (3,276)        100,814
                                                         ------------     ------------     -----------

Cash/(Overdraft) at End of the year                         8,637,357          (55,433)        205,365
                                                         ============     ============     ===========


See the accompanying notes to the consolidated financial statements.


BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


1.   BASIS OF PRESENTATION

a)   General

     Brocker Technology Group Ltd, ("the Company"), was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

     On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

     These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

b)   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Principles of Consolidation

          The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries are as follows:

               Brocker Technology Group (NZ) Limited (formerly Brocker
                 Investments (NZ) Limited)
               Brocker Investments (Australia) Pty Limited
               Brocker Financial Limited
               Sealcorp Computer Products Limited
               Sealcorp Telecommunications Group Limited
               Sealcorp Australia Pty Limited
               Easy PC Computer Rentals Limited
               Image Craft Limited
               Image Craft Australia Pty Limited (formerly Parilott Pty Limited) Industrial Communications Service Limited
               Photo Magic Limited
               Powercall Technologies Limited
               Pritech Corporation Limited
               Pritech Australia Pty Limited
               1 World Systems Limited (formerly Microchannel Limited)
               Tech Support Limited

          During 1998 Brocker Technology Group Ltd took a 20% founding shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

          As at March 31, 2000 the operations of Image Craft Limited, Northmark Technologies Limited and Photo Magic Limited were amalgamated with Brocker Technology Group (NZ) Limited.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b)   Goodwill

          The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be three to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

          Where an acquisition price is contingent on a future event or events, no additional goodwill is recognised until the final acquisition price can be reasonably determined.

     c)   Foreign Currency

          Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

          The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the year for items included in the statement of earnings, year end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

          The following rates were used in the preparation of the financial statements:

          New Zealand dollar           Average rate             Rate at March 31

          2000                         0.7565                   0.7238
          1999                         0.7862                   0.7976
          1998                         0.8833                   0.7816

          Australian dollar            Average rate             Rate at March 31

          2000                         0.9436                   0.8903
          1999                         0.9318                   0.9455
          1998                         1.0055                   0.9408

     d)   Inventories

          Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     e)   Capital Assets

          Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

               Land                                                    0%
               Buildings                                               2%
               Office equipment                                       20%
               Vehicles                                        20 and 26%
               Furniture and fixtures                                 20%
               Computer hardware                                20 to 30%
               Computer software                                30 to 40%
               Plant and Equipment                              20 to 26%
               Leasehold improvements                        1 to 4 years
               Computer hardware held for rental             2 to 3 years

     f)   Revenue recognition

          The Company earns substantially all of its revenue from the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

     g)   Research and development expenditures

          Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the expected life of the developed product, currently a maximum of three years.

     h)   Future Income Taxes

          Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that substantive enactment or enactment occurs.

          Change in Accounting Policy

          In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, Income Taxes. The standard required a change from the deferred method of accounting for income taxed under Handbook Section 3470, Corporate Income Taxes, to the asset and liability method of accounting for income taxes.

          The Company has adopted Section 3465 retroactively with a minor reclassification of the 1999 balance sheet comparative figures. The adoption of Section 3465 has had no impact on the earnings for the year ended March 31, 2000.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     i)   Earnings Per Share

          Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated based on the assumption that all options would have been exercised.

          In both cases, common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

     j)   Stock options

          The Company has a stock option plan. When stock options are issued, the value of the options is not determined or recorded. Any consideration received on the exercise of stock options is credited to share capital.

     k)   Cash and cash equivalents

          Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


3.   ACQUISITIONS

     2000 Acquisitions

     On August 1, 1999 Brocker Technology Group (NZ) Limited acquired Tech Support Limited for a total cash consideration of $33,831 (NZ$45,000). Tech Support Limited offers technical support and advice to a wide range of customers in Auckland, New Zealand.

     No additional amounts are payable in respect to this acquisition. The purchase price may, however, be reduced in the event certain warranties made by the Vendors do not eventuate.

     The acquisition has been accounted for using the purchase method. Net assets acquired and consideration paid are as follows:

                                                              2000
                                                                 $
     Net current assets                                     37,470
     Capital assets                                          9,555
     Net current liabilities                               (22,822)
     Goodwill attributed                                     9,628
                                                           -------
     Consideration paid                                     33,831
                                                           =======

--------------------------------------------------------------------------------
     1999 Acquisitions

     Pritech Corporation Limited

     On May 15, 1998 Brocker Technology Group (NZ) Limited acquired Pritech Corporation Limited ("Pritech") for an initial cash consideration of $207,609 (NZ$265,620). Pritech is principally involved with software consultation and knowledge management. Pritech is a Lotus Premium Partner whose target market is enterprise and government customers in New Zealand and Australia.

     The maximum purchase price payable is based on the profit earned by the company for the year ended September 30, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned, as defined, by Pritech for the years ended September 30, 1999 to 2000, being the earn out period. That is the maximum price must be subsequently earned by Pritech, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                              1999
                                                                 $
          Net current assets                               472,515
          Capital assets                                    51,987
          Net current liabilities                         (316,893)
          Goodwill attributed                                    -
                                                          --------
          Consideration paid                               207,609
                                                          ========


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


3.   ACQUISITIONS (Continued)

     1999 Acquisitions (Continued)

--------------------------------------------------------------------------------
     1 World Systems Limited (formerly Microchannel Limited)

     On June 16, 1998 Brocker Technology Group (NZ) Limited acquired 1 World Systems Limited ("1 World") for an initial consideration of $81,091 (NZ$103,750). 1 World is principally involved with the distribution, implementation and support of accounting software.

     The maximum purchase price payable is based on the profit earned by 1 World for the year ended March 31, 1999 at a four times multiple. Additional consideration, however, is only payable based on the cash earned, as defined, by 1 World for the years ended March 31, 2000 to 2001, being the earn out period. That is the maximum price must be subsequently earned by 1 World, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                              1999
                                                                 $
          Net current assets                               281,790
          Capital assets                                    43,341
          Net current liabilities                         (182,365)
          Term liabilities                                 (61,675)
          Goodwill attributed                                    -
                                                          --------
          Consideration paid                                81,091
                                                          ========

     Additional future consideration will be added to goodwill when it becomes determinable. Additional goodwill of $207,411 has been recognised in respect of shares determined to be issuable as at March 31, 2000.

--------------------------------------------------------------------------------
     QSoft Pty Limited

     On February 8, 1999 Sealcorp Australia acquired the net assets of QSoft Pty Limited ("Qsoft") for a cash consideration of $142,170 (AUD$150,000). QSoft is a Software Distribution company based in Brisbane Australia.

     The net assets acquired were valued at their fair value, and as a result no goodwill arose on acquisition.

--------------------------------------------------------------------------------


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998

3.   ACQUISITIONS (Continued)

     Motorola Service Contract

     During March 1999 Industrial Communications Service Limited acquired the net assets of a division of Hart Candy in order to fulfil the requirements of the Motorola Service contract awarded to the company.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                        1999
                                                           $
     Net current assets                                8,774
     Capital assets                                   55,677
     Net current liabilities                         (16,595)
     Goodwill attributed                              47,856
                                                     -------
     Consideration paid                               95,712
                                                     =======

--------------------------------------------------------------------------------
     1998 Acquisitions

--------------------------------------------------------------------------------

     Powercall Technologies Limited

     On May 10, 1997 Brocker Technology Group (NZ) Limited acquired the net assets of Powercall Limited and Powercall Services Limited for an initial cash consideration of $3,581 (NZ$4,948) and 27,440 common shares. Powercall Technologies Limited is principally involved with the design and development of telecommunication systems.

     Total purchase price of the entity is based on the lesser of a four times multiple of the cumulative cash earned by the company for the years ended March 31, 1998 to 2001 or a twelve times multiple of the profit for the year ended March 31, 2001. The purchase price is limited to a maximum of $14.4 million (NZ$20m). An additional one year is then allowed for this price to be earned out by the company. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                 1998
                                                                    $
          Capital assets                                      180,582
          Net current liabilities                            (124,556)
          Goodwill attributed                                   7,535
                                                             --------
          Consideration paid                                   63,561
                                                             ========

     On November 30, 1998 an additional 98,416 shares were issued in relation to the acquisition of Powercall, with an attributable value of $172,228. As at March 31, 2000 there were 103,422 shares due to be issued. These shares have been valued $152,030 being the market value of these shares as at June 30, 1999 being the date the conditions for their issue were met.

     Additional future consideration will be added to goodwill when it becomes determinable.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 1999 AND 1998


3.   ACQUISITIONS (Continued)


     Easy PC Computer Rentals Limited

     On July 10, 1997 Brocker Technology Group (NZ) Limited acquired Easy PC Computer Rentals Limited for an initial cash consideration of $51,522 (NZ$71,183) and 8,128 common shares. In addition an advance on the final price was paid to the previous shareholders of $108,570 (NZ$150,000). This amount is repayable to the Company based on the earn out details below, and is included within prepaid expenses and deposits. Easy PC Computer Rentals Limited is involved in the rental of computer equipment.

     The maximum purchase price payable is based on the profit earned by the company for the year ended March 31, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned by the company for the years ended March 31, 1999 to 2000, being the earn out period. That is the maximum price must be subsequently earned by the company, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                 1998
                                                                    $
          Capital assets                                      248,576
          Rental assets, externally financed (Note 7)       1,452,174
          Rental finance liability (Note 7)                (1,452,174)
          Net current liabilities                            (253,602)
          Goodwill attributed                                  73,846
                                                           ----------
          Consideration paid                                   68,820
                                                           ==========

     On December 31, 1998 an additional 94,782 shares were issued in relation to the acquisition of Easy-PC Computer Rentals Limited, with an attributable value of $165,869.

--------------------------------------------------------------------------------

     Image Craft Limited

     On December 24, 1997 Brocker Technology Group (NZ) Limited acquired Image Craft Limited and its subsidiary company Parrilott Pty Limited for an initial cash consideration of $390,800 (NZ$500,000).

     Image Craft Limited and Parrilott Pty Limited are principally involved in the design and implementation of image processing and storage equipment for the photographic industry.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                                  1998
                                                                     $
          Net current assets                                    65,648
          Capital assets                                       278,372
          Goodwill attributed                                   46,780
                                                               -------
          Consideration paid                                   390,800
                                                               =======

     The maximum purchase price payable was to be based on the profit earned by the company for the year ended March 31, 1998 at a four times multiple. However, during the year an additional consideration of $115,110 (NZ$159,036) was accrued in relation to the final settlement.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


4.   CAPITAL ASSETS

                                                     2000
                                   -------------------------------------------
                                        Cost      Accumulated         Net Book
                                                 Depreciation            Value

     Land (Note 8a)                  564,564               --          564,564

     Buildings (Note 8a)           2,559,064          110,494        2,448,570

     Office equipment
     - leased                          1,918              782            1,136
     - non-leased                    448,460          258,070          190,390

     Vehicles
     - non-leased                     99,096           59,655           39,441

     Furniture and fixtures
     - non-leased                    424,424          223,068          201,356

     Computer hardware
     -leased                          34,163           21,010           13,153
     -non leased                   1,666,874          962,961          703,913
     -held for rental              1,220,305          850,910          369,395


     Computer software               774,687          172,898          601,789

     Plant and Equipment             290,917          183,381          107,536

     Leasehold improvements          103,493           36,884           66,609
                                   ---------        ---------        ---------

                                   8,187,965        2,880,113        5,307,852
                                   =========        =========        =========


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


4.   CAPITAL ASSETS (Continued)

                                                       1999
                                   --------------------------------------------
                                         Cost      Accumulated         Net Book
                                                  Depreciation            Value

     Land (Note 8a)                   622,128               --          622,128

     Buildings (Note 8a)            2,684,411           37,860        2,646,551

     Office equipment
     - leased                          72,260           31,036           41,224
     - non-leased                     368,147          184,704          183,443

     Vehicles
     - leased                         105,285           69,380           35,905
     - non-leased                     107,222           45,302           61,920

     Furniture and fixtures
     - leased                          37,456            8,317           29,139
     - non-leased                     464,038          172,221          291,817

     Computer hardware
     - non-leased                   1,750,998          901,607          849,391
     - held for rental                830,688          369,218          461,470

     Computer software                156,292           88,467           67,825

     Plant and Equipment              316,838          161,297          155,541

     Leasehold improvements           147,402           42,688          104,714
                                   ----------       ----------       ----------
                                   $7,663,165       $2,112,097       $5,551,068
                                   ==========       ==========       ==========


5.   DEFERRED DEVELOPMENT COSTS

                                                                         2000           1999
                                                                            $              $
     Development costs deferred as at March 31,                     1,252,368        521,428

     Development costs deferred during the year ended March 31,       841,771        883,295
                                                                    ---------      ---------
                                                                    2,094,139      1,404,723

     Amortised as at March 31,                                       (500,518)      (152,355)
                                                                    ---------      ---------
     Development costs deferred as at March 31,                     1,593,621      1,252,368
                                                                    =========      =========

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


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


6.   INVESTMENTS

     INVESTMENT IN ASSOCIATED COMPANY

     During 1998 Brocker Technology Group (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This company has developed new technology capable of providing transport and highway management, operation and funding solutions. The Board of Highway Technologies Limited has identified other sources of revenue in order to reduce the amount owing to Brocker Technology Group Limited. These sources include the provision of financial and technical consulting services to parties external to the Group.

     In addition to the investment, Brocker Technology Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the company's establishment phase up to a maximum of $1,085,700. Interest is payable on these funds at 30% per annum. As at March 31, 2000 amounts advanced to Highway Technologies Limited amounted to $1,001,270 ($689,523,
     1999). No interest has been recorded on the loan for the current year (nil,
     1999).

                                                                              2000             1999
         Carrying value of investment                                            $                $
         Initial cost of investment                                         87,366           87,366
         Amounts owing from associate                                    1,001,270          689,523
         Equity accounted losses to date                                  (255,636)        (172,456)
                                                                        -----------       ---------

                                                                           833,000          604,433
                                                                        ==========        =========

         The financial position of Highway Technologies Limited as at March 31, is represented as follows:

         Net Current Assets*                                                   127            3,718
         Net Current Liabilities (including amounts owing to
         Brocker Technology Group Limited inclusive
         of accrued interest)                                           (1,124,060)        (803,523)
                                                                        -----------        ---------

         Net Liabilities                                                (1,123,933)        (799,805)
                                                                        ===========        =========

     * All research and development expenditure has been expensed.

     Management has assessed the recoverability of the funding loan to Highway Technologies Limited, which is ultimately dependent on the future revenue stream of the software technology under development and the revenue stream from consultancy services, and are satisfied on the basis of the current status of the projects concerned that no impairment provision is required as at March 31, 2000. Management will continue to assess the need for an impairment provision in light of the actual revenues generated.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


7.   RENTAL FINANCE LIABILITY

     Easy PC Computer Rentals Limited, a subsidiary of Brocker Technology Group
     (NZ) Limited, acts as an intermediary between an independent finance company, which arranges finance for the purchase of equipment, and its customers.

     During March 1999 Easy PC Computer Rentals Limited renegotiated its Rental Recourse Dealer Deed, with the independent finance company, to ensure that all significant risk of recourse from the individual finance agreements was transferred to the independent finance company. Due to the renegotiation the Group risk of recourse as at March 31, 2000 is limited to $109,364 ($167,245, 1999).

     During 2000 arrangements were agreed with the independent finance company to ensure all subsequent agreements had no recourse.

     Included within the 1999 financial statements is revenue of $910,550 ($1,075,944, 1998) in relation to income earned on these leases during the year up to the date of the renegotiation with a corresponding depreciation expense of $736,995 ($870,855, 1998) and interest charges of $173,555
     ($205,089, 1998).


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


8.   INDEBTEDNESS

                                                                      2000           1999
                                                                         $              $
     a)   Long Term Debt

          Mortgage finance liability, payable in New Zealand     1,975,527      2,357,142
          Dollars, with a current interest rate of 7.66%,
          collateralised by land and buildings situated
          at 17 Kahika Road, Beachaven, Auckland,
          payable over 10 Years

          Less:  Current portion                                  (171,561)      (183,352)
                                                               -----------    -----------
                                                                 1,803,966      2,173,790

          Capital lease obligations payable in New
          Zealand dollars, with interest rates ranging from
          6.6% to 14.5% per annum, collateralised by related
          assets, payable over 1 to 3 years                         49,567         91,632

          Less:  Current portion                                   (31,970)       (36,676)
                                                               -----------    -----------
          Capital lease obligations payable over 1 year             17,597         54,956

          Unsecured Term Liability, repayable in NZ$                50,666         55,832
                                                               -----------    -----------
                                                                $1,872,229     $2,284,578
                                                               ===========    ===========

          The total interest expense for the year in relation to long term debt, was $158,104 ($258,957, 1999, $207,048, 1998).

          Capital lease obligations are repayable as follows:

               2000                                       --            36,676
               2001                                   31,970            36,821
               2002                                   17,597            18,135
                                                     -------           -------
                                                     $49,567           $91,632
                                                     =======           =======

     b)   Mortgage Finance Liability              $1,975,527        $2,357,142
                                                  ----------        ----------

          On October 1,1998 Brocker Technology Group (NZ) Limited purchased new premises in Auckland, New Zealand. The purchase price of $2,460,920 (NZ$3,400,000) was financed by mortgage finance of $2,203,971 (NZ$3,045,000). As at March 31, 2000 the amount remaining outstanding was $1,975,527, (1999, $2,357,142) and is repayable as follows:

                                                2000              1999
                                                   $                 $

          In less than 1 year                171,561           183,352
          1 to 2 years                       185,174           196,080
          2 to 3 years                       199,867           209,691
          3 to 4 years                       215,726           224,247
          4 to 5 year                        232,844           239,813
          5 years and over                   970,355         1,303,959
                                           ---------         ---------
                                           1,975,527         2,357,142
                                           =========         =========


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


8.   INDEBTEDNESS (Continued)


     c)   Financing Facility                      $7,502,880     $3,213,122
                                                  ==========     +=========

          During the year ended March 31, 2000 Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Sealcorp Australia Pty Limited (all subsidiaries of the company) have successfully renegotiated their financing arrangements. A new NZ$20 million financing facility, secured by a registered first debenture on the assets and undertakings of these companies, replaces the previous facility of similar terms, which was terminated during the period. The current interest rate on this facility is 6.65%.


9.   SHARE CAPITAL

     a)   Authorised

               Unlimited number of common shares
               Unlimited number of Preferred Shares
               10,000,000 Series A Preferred Shares
                 6 1/2% cumulative

          Issued and outstanding                    2000             1999
                                                       $                $

               Common shares                   7,428,680        3,353,490
               Series A Preferred                     --        2,450,000
               Warrants Issued                16,110,000               --
               Shares to be issued               359,441               --

               Less: Share issue costs        (2,136,051)         (41,769)
                                            ------------      -----------
                                             $21,762,070       $5,761,721
                                            ============      ===========

     As at March 31, 2000 963,902 shares were being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis. In the prior year 963,602 shares were held in escrow.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


9.   SHARE CAPITAL

     b)   Share Transactions

                                                               2000                                1999
          Common Shares                             Shares             Amount            Shares            Amount
          Shares outstanding  - at March
          31,                                   12,125,854          4,937,365        11,704,554         4,214,324

          Issue of shares for acquisition
          of 1World Systems Ltd (formerly
          Microchannel Ltd)                         46,337             81,090                --                --

          Issue of shares for acquisition
          of Powercall Technologies
          Limited (Note (ii))                           --                 --           284,733           498,283

          Issue of shares for acquisition
          of Easy PC Computer Rentals
          Limited (Note (iii))                          --                 --           111,567           195,258

          Conversion of Preference shares        1,884,613          2,450,000                --                --

          Exercise of share warrants                    --                 --            25,000            29,500

          Exercise of stock options                177,000            261,600                --                --

          Shares issued pursuant to July         1,000,000          1,070,000                --                --
          private placement

          Other shares issued                       25,000            212,500                --                --
                                               -----------       ------------       -----------       -----------

          Shares issued - at March 31,          15,258,804          9,012,555        12,125,854         4,937,365

          Acquisition shares held in
          escrow (Note( i) and (iii))             (963,602)        (1,583,875)         (963,602)       (1,583,875)
                                               -----------       ------------       -----------       -----------

          Shares outstanding - at March
          31,                                   14,295,202          7,428,680        11,162,252         3,353,490

          Shares issueable in relation to
          Warrants (Note 9(b))                   3,780,000         16,110,000                --                --
                                               -----------       ------------       -----------       -----------

          Shares and warrants outstanding
          - at March 31,                        18,075,202        $23,538,680        11,162,252        $3,353,490
                                               ===========       ============       ===========       ===========

          (i) During 1998 share script was issued in respect of the acquisition of Industrial Communications Service Limited. These shares (760,500) are currently held in escrow and are only released as earn-out provisions are achieved. As at March 31, 2000 no earn-out amounts have been determined, resulting in a prescribed value of nil.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


9.   SHARE CAPITAL (Continued)

     b)   Share Transactions (Continued)

          (ii) During 1999 shares were issued, at $1.75, in relation to the acquisition of Powercall Technologies Limited in respect to earn-out targets that were achieved. (Note 3).

                As at March 31, 2000 186,317 of these shares were being held in escrow.

          (iii) During 1999 additional shares were issued, at $1.75 in relation to the acquisition of Easy PC Computer Rentals Limited in respect to earn-out targets that were achieved. (Note 3)

                As at March 31, 2000 16,785 of these shares were being held in escrow.

          (iv) During the year 46,337 shares were issued at $1.75 in relation to the acquisition of 1 World Systems Limited (Note 3).

                                                            2000                            1999
          Preferred Shares                        Shares           Amount          Shares          Amount
          Series A shares outstanding at
          March 31,                            2,450,000        2,450,000       2,450,000       2,450,000

          Converted to Common Shares          (2,450,000)      (2,450,000)             --              --
                                              ----------       ----------       ---------      ----------

          Series A shares outstanding at
          March 31,                                   --               --       2,450,000      $2,450,000
                                              ==========       ==========       =========      ==========

          In 1995 the Company acquired Brocker Investment (NZ) Limited and a liability was established in the accounts for the purchase consideration. In 1996 the liability was satisfied by the issuance of Series A preferred shares.

          During the year 2,450,000 shares were converted to common shares.

          During the year a dividend was paid at 6.5% of preferred shares outstanding at September 30, 1999.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


9.   SHARE CAPITAL (Continued)

     b)   Share Transactions (Continued)

          Warrants
                                                         2000
          Warrants outstanding at March 31,     Number          Amount

          First Special Warrants             1,800,000       4,860,000
          Second Special Warrants            1,800,000      11,250,000
          Other Warrants                     1,000,000              --
          Agents Warrants                      486,000              --
          Agents Options                       228,400              --
                                            ----------      ----------
                                             5,314,400      16,110,000
                                            ==========      ==========

          The first private placement occurred on December 15, 1999 and consisted of the issuance of 1,800,000 Special Warrants (the "First Special Warrants") at a price of $2.70 per First Special Warrant. This entitled the holder thereof to acquire one Common Share and one Half Warrant, at no additional cost, at any time until 4:00 p.m. (Edmonton time) (the "First Expiry Time") on the earlier of:

               (i) five days after the date the Company receives a receipt from the Alberta Securities Commission for the filing of a prospectus; and

               (ii) December 15, 2000.

          Two Half Warrants entitle the holder thereof to purchase one additional Common Share at a price of $3.15 per Common Share on or before June 15, 2001.

          The First Special Warrants will be deemed to have been exercised at the First Expiry Time .

          The second private placement of Special Warrants occurred on January 21, 2000 and consisted of the issuance of 1,800,000 Special Warrants (the "Second Special Warrants") at a price of $6.25 per Second Special Warrant. Each Second Special Warrant entitles the holder thereof to acquire 1.1 Common Shares, at no additional cost, at any time until 4:00 p.m. (Edmonton time) (the "Second Expiry Time") on the earlier of:

               (i) the fifth day following the date upon which a receipt for the final prospectus is issued by the securities commission in each of the provinces of Alberta, British Columbia and Ontario (the "Filing Provinces"); and

               (ii) January 21, 2001, subject to adjustment in certain events.

          Any Second Special Warrant not exercised prior to the Second Expiry Time shall be deemed to have been exercised at the Second Expiry Time.

          Other warrants were created as part of the private placement that was undertaken in June 1999. These warrants entitles the holder thereof to acquire 1,000,000 Common Shares, at the cost of $1.25 per Common Share, and expire on January 16, 2002.

          In addition to the fee paid in connection with the offering of the First Special Warrants, the Company also granted Finders' Warrants to acquire 486,000 Common Shares at a price of $3.15 per share on or before June 15, 2001.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


9.   Share Transactions (Continued)

          Warrants (Continued)

          In addition to the Agent's and Sub-Agents', fee, the Company has also granted to the Agent an option entitling the Agent to acquire a further option exercisable to acquire in the aggregate 200,000 Common Shares of the Company at a price of $6.25 per Common Share until January 21, 2002, and granted to the Sub-Agents an option to acquire an aggregate of 28,400 Common Shares at a price of $6.25 per share until January 21, 2002.

          As at March 31, 2000 no Agents Warrants or Options had been exercised.

          Shares to be issued

          At March 31, 2000 there were 103,422 shares due to be issued in relation to the earn out of Powercall Technologies Limited. These shares have been valued $1.47 being the market value of these shares as at June 30, 1999 being the date the conditions for their issue were met.

          Also at March 31, 2000 there were 17,652 shares due to be issued in relation to the earn out of 1World Systems Limited. These shares have been valued at $11.75, being the market value of these shares as at March 31, 2000 being the date the conditions for their issue were met.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


9.   SHARE CAPITAL (Continued)

     c)   Unexercised Options

                                                       2000                 1999
          Options outstanding at March 31,      889,000    $1.56      769,000    1.57

          Granted                               696,000    $6.36      120,000   $1.50

          Exercised                            (177,000)   $1.48           --      --

          Forfeited                             (90,000)   $1.46           --      --
                                             ----------    -----      -------   -----
          Options outstanding at March 31,    1,318,000    $4.11      889,000   $1.56
                                             ==========    =====      =======   =====

          As at March 31, 2000 all outstanding options are able to be exercised.

          Options held by the Directors of the Company (387,000, 1999) are as follows:

          ----------------------------------------------------------------------
           Number of options           Exercise price            Expiry date
          ----------------------------------------------------------------------
               350,000                    $11.25                  02/29/05
          ----------------------------------------------------------------------
               145,000                     $1.18                  01/12/01
          ----------------------------------------------------------------------
                57,000                     $1.31                  01/12/01
          ----------------------------------------------------------------------
                30,000                     $1.90                  11/20/02
          ----------------------------------------------------------------------
                50,000                     $1.50                  11/30/03
          ----------------------------------------------------------------------
               118,000                     $1.41                  07/02/04
          ----------------------------------------------------------------------

          Options are held by employees of the Group as follows (502,000 -
          1999):

          ----------------------------------------------------------------------
           Number of options           Exercise price            Expiry date
               228,000                     $1.41                  07/02/04
          ----------------------------------------------------------------------
               300,000                     $1.90                  11/20/02
          ----------------------------------------------------------------------
                40,000                     $1.18                  01/12/01
          ----------------------------------------------------------------------

          There are no criteria that need to be met before the Options can be exercised by the holder. Options are forfeited in the event the holder ceases to be a Director or employee of the Company or one of its subsidiaries.

     d)   Earnings Per Common Share

          Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the year. Net income has been adjusted for dividends paid on preferred shares of $152,743 ($163,322, 1999 and $195,000, 1998).

                                                                  2000           1999          1998
          -----------------------------------------------------------------------------------------
          Weighted average number of shares                 13,756,593     11,012,887    10,516,318

          Net (loss)/income attributable to shareholders
          after deduction of preference dividends             (581,771)       351,492       601,816

          Basic (loss)/earnings per share                       ($0.04)         $0.03         $0.06
          -----------------------------------------------------------------------------------------

          For the current, and previous, financial year the effect on earnings per share of the exercise of outstanding options and conversion of preferred shares, for the calculation of fully diluted earnings per share, is anti-dilutive.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


10.  INCOME TAX

     Income tax expense attributable to income from earnings was $(2,824), $272,991 and $506,067 for the years ended March 31, 2000, 1999 and 1998, respectively, and differed from the amounts computed by applying the Canadian income tax rate to pretax income from continuing operations as a result of the following:

                                                               2000        1999        1998
                                                                  $           $           $
     Expected income tax expense calculated at the
     Statutory Rate on Earnings before Taxation            (192,606)    346,635     583,691

     Income tax expense
       Amortisation of goodwill                             123,311     114,487      95,497
       Adjustment for foreign tax rates                      41,322    (109,765)   (203,896)
       Other                                                 25,149     (78,366)     30,775
                                                           --------    --------    --------
                                                             (2,824)    272,991     506,067
                                                           ========    ========    ========
     Total income tax expense is made up of:

     Current taxation expenses                               17,775     180,380     648,116
     Future taxation expenses                               (20,599)     92,611    (142,049)
                                                           --------    --------    --------
                                                             (2,824)    272,991     506,067
                                                           ========    ========    ========

     The significant components of future income tax expense attributable to income from continuing operations for the years ended March 31, 2000, 1999 and 1998 are as follows:

     Future tax expense (exclusive of the effects of
     other components below)                                (20,599)     92,611    (142,049)

       Adjustments to future tax assets and
       liabilities for enacted changes in laws and
       rates                                                     --          --          --

       Increase (decrease) in beginning-of-the-year
       balance of the valuation allowance for future
       tax assets                                                --          --
                                                           --------    --------    --------
                                                            (20,599)     92,611    (142,049)
                                                           ========    ========    ========


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


10.  INCOME TAX (Continued)

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 2000 and 1999 are presented below.

                                                             2000          1999
                                                                $             $

     Future tax assets:
       Accounts receivable principally due to
       allowance for doubtful accounts                     77,436        99,596

       Inventories, principally due to allowance for
       obsolescence                                       136,695        93,277

       Compensated absences, principally due to
       accrual for financial reporting purposes           205,935       157,570

       Share issue costs                                  952,679            --

       Net operating loss carryforwards                   345,291            --

       Other                                               13,304        15,729
                                                       ----------    ----------

     Total gross future tax assets                      1,731,340       366,172

     Less valuation allowance                            (952,679)           --
                                                       ----------    ----------
     Net future tax assets                                778,661       366,172
                                                       ==========    ==========

     Future tax liabilities:
     Plant and equipment, due to differences in
     depreciation                                         (85,077)      (55,902)
                                                       ----------    ----------
     Total future tax liability                          $(85,077)     $(55,902)
                                                       ==========    ==========

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

     Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the future tax asset, the Company will need to generate future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible assets. The amount of the future tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     At March 31, 2000, the Company has operating losses which are available to offset future taxable income, in New Zealand, subject to minimum continuity of shareholding tests.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


11.  RELATED PARTY TRANSACTIONS

     a) During the year, the Group provided an interest free short-term advance to the Chief Executive Officer of the Company. The balance outstanding at March 31, 2000 was $4,230 ($4,663, 1999). This balance is included in other receivables.

     b) The Chief Executive Officer of the Company, as at March 31, 2000, held no (923,453, 1999) preferred shares on which a dividend of $60,024 ($60,783 1999 ) was paid during the year. All preferred shares previously held were converted to 710,348 common shares during the period.

     c) Directors of the Company have exercised stock options. The funds required to exercise these options have been loaned to the Directors by Brocker Technology Group (NZ) Limited.

          As at March 31, 2000 the amount outstanding was $540,115 ($749,375,
          1999). The current market value of the shares, held as security over these loans is in excess of $3.8 million ($1.6 million, 1999). Interest of $17,066 ($16,692, 1999) was charged during the year. This balance is included in other receivables. The maximum amount outstanding during the year in respect of these loans was $749,375.

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

          All loans to directors and officers of the company are full recourse loans

     d) Directors, of various subsidiary companies, have advances owing to the Group as at March 31, 2000 totaling $182,501. In all cases these Directors were shareholders of the subsidiary prior to acquisition by Brocker Technology Group (NZ) Limited. No interest is charged on the amounts outstanding and the balance is included in other receivables.

     e) During the year to March 31, 2000 payments of $39,186 have been made to Chamberlain Hutchison the Company's Canadian based legal advisor. During the year Andrew Chamberlain, a Principal/Partner of Chamberlain Hutchison, was appointed a Director of the Company.

     f) A number of Group companies transact business with each other on a regular basis. These transactions are entered into on normal commercial terms and are eliminated on consolidation. See Note 13 for Intersegment revenues.

     Unless otherwise stated the maximum amount outstanding during the year was the balance at March 31, 2000 or March 31, 1999.

12.  EMPLOYEE SHARE OWNERSHIP PLAN

     In November 1996 the Company established a plan to enable a number of senior management employees to acquire stock options in the Company. Brocker Technology Group (NZ) Limited has provided financial assistance to some of these employees to exercise the options offered.

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

     As at March 31, 2000 the amounts outstanding in respect of these shares amounted to $86,939 ($84,297, 1999) and is included within other receivables. Interest of $11,167 ($13,729, 1999) was charged on these loans during the year. The current market value of the shares held as security is in excess of $2.35million ($600,000, 1999).

     The maximum amount outstanding during the year was $86,939 ($130,855, 1999)


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


13.  SEGMENTED OPERATIONS

     The Group operates in two geographical segments, New Zealand and Australia. The Canadian operations shown relate to administrative items only.

     The reporting of all business segments is consistent with those reported in the prior year, including Vendor Services and Application Hosting which have been renamed to better reflect the operations of the segments.

     ---------------------------------------------------------------------------------------------------------
     2000              ($)                    Canada        New Zealand          Australia              Total
     ---------------------------------------------------------------------------------------------------------
     Sales                                        --         86,851,142         49,471,791        136,322,933
     ---------------------------------------------------------------------------------------------------------
     Intersegment revenue                         --                 --                 --                 --
     ---------------------------------------------------------------------------------------------------------
     Net profit/(loss)                            --         (1,000,852)           571,824           (429,028)
     ---------------------------------------------------------------------------------------------------------
     Depreciation and amortisation                --          1,615,994            166,489          1,782,483
     ---------------------------------------------------------------------------------------------------------
     Net interest expense                    (67,056)           948,337            241,305          1,122,586
     ---------------------------------------------------------------------------------------------------------
     Identifiable assets                   6,796,721         42,633,492         12,098,342         61,528,555
     ---------------------------------------------------------------------------------------------------------
     Capital asset expenditure                    --            936,416            150,464          1,086,880
     ---------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------
         1999              ($)                Canada        New Zealand          Australia              Total
     ---------------------------------------------------------------------------------------------------------
     Sales                                        --        109,887,630         23,415,010        133,302,640
     ---------------------------------------------------------------------------------------------------------
     Intersegment revenue                         --             18,058            (18,058)                --
     ---------------------------------------------------------------------------------------------------------
     Net profit/(loss)                            --            204,103            310,711            514,814
     ---------------------------------------------------------------------------------------------------------
     Depreciation and amortisation                --          1,894,449            116,254          2,010,703
     ---------------------------------------------------------------------------------------------------------
     Net interest expense                         --          1,270,935            138,252          1,409,187
     ---------------------------------------------------------------------------------------------------------
     Identifiable assets                          --         41,473,664          9,269,733         50,743,397
     ---------------------------------------------------------------------------------------------------------
     Capital asset expenditure                    --          4,439,113            324,768          4,673,881
     ---------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------
         1998              ($)                Canada        New Zealand          Australia              Total
     ---------------------------------------------------------------------------------------------------------
     Sales                                        --         57,281,848         13,529,374         70,811,220
     ---------------------------------------------------------------------------------------------------------
     Intersegment revenue                         --                 --                 --                 --
     ---------------------------------------------------------------------------------------------------------
     Net profit/(loss)                       (33,001)         1,208,407           (378,590)           796,816
     ---------------------------------------------------------------------------------------------------------
     Depreciation and amortisation                --          1,629,985             62,600          1,692,585
     ---------------------------------------------------------------------------------------------------------
     Net interest expense                         --            584,070             84,775            668,845
     ---------------------------------------------------------------------------------------------------------
     Identifiable assets                          --         29,923,977          2,575,194         32,499,171
     ---------------------------------------------------------------------------------------------------------
     Capital asset expenditure                    --          1,007,960             37,159          1,045,119
     ---------------------------------------------------------------------------------------------------------

     The Group principally operates in four industry segments, being the divisions by which the Group is managed, as follows:

     o Distribution and sale of computer and telecommunications hardware and software ("Vendor Services");

     o The hosting of client hardware and software services including the provision of technical support and services for the Technology Industry ("Application Hosting");

     o Software application design and development ("Application Development") ; and

     o    Provision of professional consulting services ("Professional
          Services").

     The corporate services operation shown relates to the Group's administrative functions in New Zealand, Australia, and Canada.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


13.  SEGMENTED OPERATIONS (Continued)


------------------------------------------------------------------------------------------------------------------------------------
                                  Vendor         Application       Application      Professional      Corporate
     2000      ($)               Services          Hosting         Development        Services         Services           Total
------------------------------------------------------------------------------------------------------------------------------------
     Sales                     126,697,563        2,687,771         1,406,155         5,528,550             2,894       136,322,933
------------------------------------------------------------------------------------------------------------------------------------
     Intersegment revenue          673,636          (44,729)           (6,470)         (622,437)               --                --
------------------------------------------------------------------------------------------------------------------------------------
     Net profit/(loss)           1,814,532         (154,154)       (1,108,803)         (664,677)         (315,926)         (429,028)
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and              142,913           50,341           552,218           366,206           670,805         1,782,483
     amortisation
------------------------------------------------------------------------------------------------------------------------------------
     Net interest expense          803,957           43,118           319,984           165,278          (209,751)        1,122,586
------------------------------------------------------------------------------------------------------------------------------------
     Identifiable assets        39,882,005          667,427         1,536,333         2,193,936        17,248,854        61,528,555
------------------------------------------------------------------------------------------------------------------------------------
     Capital asset                  81,880           43,455             9,326           548,342           403,877         1,086,880
     expenditure
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                  Vendor         Application       Application      Professional      Corporate
     1999      ($)               Services          Hosting         development        Services         Services           Total
------------------------------------------------------------------------------------------------------------------------------------
     Sales                     124,995,192        2,661,745         2,124,378         3,519,855             1,470       133,302,640
------------------------------------------------------------------------------------------------------------------------------------
     Intersegment revenue          465,306          (38,691)          (62,525)         (364,090)               --                --
------------------------------------------------------------------------------------------------------------------------------------
     Net profit/(loss)           3,137,297           54,278          (407,056)          (65,010)       (2,204,695)          514,814
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and
     amortisation                1,257,971           82,843           330,630            37,252           302,007         2,010,703
------------------------------------------------------------------------------------------------------------------------------------
     Net interest expense        1,206,905           33,225           126,465             8,651            33,941         1,409,187
------------------------------------------------------------------------------------------------------------------------------------
     Identifiable assets        49,787,311          532,667           189,390         1,100,084          (866,055)       50,743,397
------------------------------------------------------------------------------------------------------------------------------------
     Capital asset
     expenditure                   835,810          185,184           170,388           126,934         3,355,565         4,673,881
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                  Vendor         Application       Application      Professional      Corporate
     1998      ($)               Services          Hosting         development        Services         Services           Total
------------------------------------------------------------------------------------------------------------------------------------
     Sales                      67,856,803        2,331,371           623,046                --                --        70,811,220
------------------------------------------------------------------------------------------------------------------------------------
     Intersegment revenue          178,283          (12,632)         (165,651)               --                --                --
------------------------------------------------------------------------------------------------------------------------------------
     Net profit/(loss)           2,555,089          (28,671)           96,344                --        (1,825,946)          796,816
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and
     amortisation                1,470,999           90,513            87,274                --            43,799         1,692,585
------------------------------------------------------------------------------------------------------------------------------------
     Net interest expense          540,396           70,030             2,541                --            55,878           668,845
------------------------------------------------------------------------------------------------------------------------------------
     Identifiable assets        33,281,993          441,775           306,213                --        (1,530,810)       32,499,171
------------------------------------------------------------------------------------------------------------------------------------
     Capital asset
     expenditure                   598,923           66,128           250,293                --           129,775         1,045,119
------------------------------------------------------------------------------------------------------------------------------------

     During 2000 the group conducted business with a single customer that accounted for revenue of $23,098,677 ($23,792,150, 1999). This revenue was generated in New Zealand by the Vendor Services segment. There was no such customers in 1998.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


14.  NOTES TO CASH FLOWS STATEMENT

     a)   Reconciliation of net profit and cash flow from operating activities

                                                                       2000             1999             1998
                                                        Note              $                $                $
          Net Earnings for the year                                (429,028)         514,814          796,816

          Add/(Less) non cash items:
          Depreciation and amortisation                           1,782,483        1,273,748          790,814
          Depreciation on rental finance liability        7              --          736,955          870,855
          Interest on rental finance liability            7              --          173,555          205,089
          Income on rental finance liability              7              --         (910,550)      (1,075,944)
          Loss of associated company                                 83,180           91,330           79,953
          Loss on sale of capital assets                            443,038           78,808           17,550
          Future taxation expense                                   (20,599)          92,611         (142,049)
          Unrealised exchange (gain)/loss                                --          (22,665)         (46,558)

          Impact of changes in working capital items:
          Decrease/(Increase) in accounts receivable
            and prepayments                                         474,427       (8,913,357)      (8,109,429)
          Increase in taxation receivable                          (236,427)        (456,569)        (112,978)
          Increase in inventories                                (6,144,101)      (5,448,644)      (4,577,815)
          (Decrease)/Increase in accounts payable,
            financing facility and accrued liabilities           (1,435,425)      15,771,607       12,772,715
                                                                -----------      -----------      -----------

          Net cash flow from operating activities                (5,482,452)       2,981,643        1,469,019
                                                                ===========      ===========      ===========


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


15.  FINANCIAL INSTRUMENTS

     Currency Risk

     The nature of activities and management policies with respect to financial instruments are as follows:

     i)   Currency

          The Group uses a very limited number of forward exchange contracts and currency options to hedge purchases of inventory in foreign currencies. The Group's exchange rate commitments are intended to minimise the exposure to exchange rate movement risk on the cost of the Group's products and on the price it is able to sell those products to its customers. The Group does not use foreign exchange instruments for trading or any other purpose.

          No forward exchange contracts were entered into during the current financial year (nil, 1999). During the 1998 financial year the average value of these contracts amounted to $1,232,000 and were entered as a hedge against New Zealand purchases made in Australian dollars.

     ii)  Concentration of credit risk

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

          The Group has no significant concentrations of credit risk. The Group does not consider that they require any collateral or security to support financial instruments due to the quality of financial institutions and trade debtors.

     iii) Interest Rate Risk

          The Group has adopted a policy of ensuring that its exposure to changes in interest rates is on a floating rate basis.

     iv)  Fair Values

          The fair values of the Group's cash accounts and other receivables, bank, indebtedness, accounts payable, accrued liabilities and lease obligations approximate their carrying values given their short term nature. The carrying value of the demand debenture and capital leases, as disclosed in note 8, also approximate their fair value.

16.  COMMITMENTS

     a) Brocker Technology Group (NZ) Limited has entered into a number of acquisitions where the final acquisition price is dependent on the occurrence of future events. This contingent purchase price is calculated based on cash flow earned for a given period, and is settled by way of shares issued but held in escrow.

          Shares are released from escrow based on cash flows, as defined with each party, earned by the subsidiary over a varying number of years following acquisition, being the "earn-out" period.


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


16.  COMMITMENTS (Continued)

          As at March 31, 2000 the following earn-outs were in existence.

          Subsidiary                               Acquisition price and earn-out provisions
          ----------                               -----------------------------------------
          ---------------------------------------------------------------------------------------
          Industrial Communications Service        Maximum purchase price established and shares
          Limited                                  issued and held in escrow (refer Note 9).
                                                   Earn-out based on defined cash flow earned in
                                                   financial years ended March 31, 1998 - 1999.

                                                   It is not currently envisaged that any shares
                                                   currently held in escrow will be released in
                                                   relation to this acquisition.

          ---------------------------------------------------------------------------------------

          Powercall Technologies Limited           Shares to be held in escrow based on the
                                                   lessor of four times the cumulative cash flow
                                                   earned for the years ended March 31, 1998 to
                                                   2001 or twelve times profit for the year
                                                   ended March 31, 2001, limited to NZ$20m.
                                                   Earn-out based on defined cash flow earned in
                                                   financial years ended March 31, 1998 - 2002
                                                   (Note 3).

          ---------------------------------------------------------------------------------------

          Easy PC Computer Rentals Limited         Shares to be held in escrow based on cash
                                                   flow earned for the year ended March 31,
                                                   1998. Earn-out based on defined cash flow
                                                   earned in financial years ended March 31,
                                                   1999 -2000 (Note 3).

                                                   It is not envisaged any additional shares
                                                   will be issued in relation to this
                                                   acquisition.

          ---------------------------------------------------------------------------------------

          Pritech Corporation Limited              Shares to be held in escrow based on cash
                                                   flow earned for the year ended September 30,
                                                   1998. Earn-out based on defined cash flow
                                                   earned in financial years ended September 30,
                                                   1999 -2000 (Note 3).

                                                   It is not envisaged any additional shares
                                                   will be issued in relation to this
                                                   acquisition.

          ---------------------------------------------------------------------------------------

          1 World Systems Limited                  Shares to be held in escrow based on cash
                                                   flow earned for the year ended March 31,
                                                   1999. Earn-out based on defined cash flow
                                                   earned in financial years ended March 31,
                                                   2001 - 2002 (Note 3).

          ---------------------------------------------------------------------------------------


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


16.  COMMITMENTS (Continued)

          Based on the latest available information, the directors have estimated that the maximum number of shares that could potentially be issued, including those currently in escrow, under the earn-out agreements referred to in Note 3 and above, is 2.0 million common shares. The number of shares that will ultimately be issued is dependent upon the subsidiaries concerned achieving their respective earn-out criteria.

     b) Group companies operate from leased premises and have other obligations under operating leases requiring annual repayments as follows:

           2001                         $931,008
           2002                         $806,187
           2003                         $664,788
           Thereafter                   $821,989

17.  CONTINGENT LIABILITIES

     In the general course of business disputes may arise with customers and other third parties. The Directors consider adequate provision has been made for all such instances.

18.  SUBSEQUENT EVENTS

     One June 13, 2000 the Company filed its registration document, form 20-F, with the United States Securities and Exchange Commission as part of its process to obtain a NASDAQ listing..

19.  RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

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


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


19. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued):

     (e) In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, Income Taxes. The standard required a change from the deferral method of accounting for income taxed under Handbook Section 3470, Corporate Income Taxes, to the asset and liability method of accounting for income taxes. Under the assets and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

          Differences between accounting for income taxes, as noted above, did not differ materially from requirements as identified in United States FASB 109 entitled Accounting for Income Taxes for 1999 and 1998. In 2000, the Company adopted the asset and liability method and the change had no impact on the earnings for the year ended March 31, 2000.

     The application of United States generally accepted accounting principles would have the following effect on the reported net income:

                                                                                          March 31,
                                                                             ---------------------------------
                                                                                 2000       1999       1998
     ---------------------------------------------------------------------------------------------------------
     (Stated in thousands of Canadian dollars)
     Net income (loss) in accordance with Canadian generally accepted
       accounting principles, as reported                                       $(429)      $515       $797

     Adjustments required:
     Development costs                                                           (342)      (761)      (491)

     Income taxes                                                                 113        183        173
     ---------------------------------------------------------------------------------------------------------
     Net income (loss) in accordance with United States generally accepted
       accounting principles                                                     (658)       (63)       479

     Adjustment to comprehensive income in accordance with U.S. generally
       accepted accounting principles                                            (946)        82       (799)
     ---------------------------------------------------------------------------------------------------------
     Total comprehensive income (loss)                                        $(1,604)       $19      $(320)
     ---------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------
     Net income (loss) attributable to shareholders after deduction
       of preferred dividends                                                   $(811)     $(226)     $(284)
     ---------------------------------------------------------------------------------------------------------

     Earnings per share in accordance with United States generally accepted accounting principles:
     Basic                                                                     $(0.06)    $(0.02)     $0.03
     Fully Diluted                                                              (0.06)     (0.02)      0.03
     ---------------------------------------------------------------------------------------------------------


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


19.  RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     United States GAAP reconciliation for the balance sheet:

                                                                                       March 31,
                                                                2000                      1999                      1998
                                                      -------------------------------------------------------------------------
                                                      Canadian         U.S.     Canadian         U.S.     Canadian         U.S.
     ---------------------------------------------------------------------------------------------------------------------------
     (Stated in thousands of dollars)
     Other accounts receivable                          $2,266       $1,639       $1,435         $377       $1,637         $584
     Future tax assets (deferred tax asset) (net)          694        1,163          310          667          214          387
     Deferred development costs                          1,594           --        1,252           --          491           --
     Share capital                                      21,762       21,135        5,762        4,704        5,368        4,315
     Retained earnings                                   1,125           --        1,707          812        1,355        1,037
     ---------------------------------------------------------------------------------------------------------------------------

          As noted in (a) above research and development costs are generally expensed as incurred. The company originally for Canadian purposes deferred development costs. Accordingly, net costs of $491,000, $761,000 and $342,000 were expensed in each of the periods ended March 31, 1998, 1999 and 2000 for an aggregate amount of $1,594,000. As a result of these expenditures, future income taxes recoveries of $173,000, $183,000 and $113,000 for an aggregate amount of $469,000 were recorded. Future tax assets (deferred tax assets, net) were increased in each period and in the aggregate over the three years ended March 31, 2000.

          As noted in (b) above director and employee loans for the purchase of shares are recorded as a reduction of shareholders' equity in the United States. In Canada, these loans may be recorded as an account receivable. Accordingly, directors and employee loans outstanding at March 31, 2000, 1999 and 1998 of $627,000, $1,058,000 and $1,053,000
          respectively were reclassified and recorded as a reduction from share capital in each of the respective periods. Other accounts receivable were reduced accordingly.

          As a result of the changes made above retained earnings for each of the periods were adjusted as follows:

                                                          March 31,
                                           -------------------------------------
                                              2000          1999          1998
     ---------------------------------------------------------------------------
     Development costs                     $  (342)      $  (761)      $  (491)
     Income taxes                              113           183           173
     ---------------------------------------------------------------------------
                                           $  (229)      $  (578)      $  (318)
     ---------------------------------------------------------------------------
     Retained earnings                     $ 1,125       $ 1,707       $ 1,355
     Aggregate adjustment                   (1,125)         (895)         (318)
     ---------------------------------------------------------------------------
     Retained earnings, United States      $    --       $   812       $ 1,037
     ---------------------------------------------------------------------------


BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998


19.  RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

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

          The Company has calculated the fair value of stock options granted to employees, directors and officers using the Black Scholes option pricing model with the following weighted-average assumptions:

                                                         March 31,
                                            ------------------------------------
                                                2000       1999       1998
     ---------------------------------------------------------------------------
     Risk free interest rate                       6%         6%         6%
     Volatility                                   60%        60%        60%
     Expected option life (in years)               5          5          5
     Dividend yield                                0%         0%         0%
     ---------------------------------------------------------------------------

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

                                                             March 31,
                                                --------------------------------
                                                  2000         1999        1998
     ---------------------------------------------------------------------------
     Net income (loss) under U.S. GAAP:
     As reported                                $ (658)      $  (63)      $ 479
     Pro forma                                    (759)        (287)        393
     ---------------------------------------------------------------------------
     Basic income (loss) per common share:
     As reported                                $(0.06)      $(0.02)      $0.03
     Pro forma                                   (0.07)       (0.04)       0.02
     ---------------------------------------------------------------------------


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Brocker Technology Group Ltd.


                                    By  Casey O'Byrne
                                        -------------------------------------
                                        Name:  Casey O'Byrne
                                        Title: Chairman

Date: September 29, 2000