Form 20-F
period 2001-03-31
BROCKER TECHNOLOGY GROUP LTD
filed 2001-10-16
CIK 1094034

FORM 20-F

(MARK ONE)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2001

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

     As of March 31, 2001, there were outstanding 18,341,624 shares (19,357,045 including shares in escrow).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [_] No

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] Item 17 [ ] Item 18

                    Index to Form 20-F Registration Statement

                                                                     Page Number
                                                                     -----------
Part 1                                                                        1
Item 1.     Description of Business                                           1
Item 2.     Description of Property                                          17
Item 3      Legal Proceedings                                                17
Item 4.     Control of Registrant                                            17
Item 5.     Nature of Trading Market                                         18
Item 6.     Exchange Controls and Other Limitations Affecting
            Security Holders                                                 18
Item 7.     Taxation                                                         19
Item 8.     Selected Financial Data                                          21
Item 9.     Management's Discussion and Analysis of Financial Condition
            and Results of Operations                                        24
Item 9A.    Quantitative and Qualitative Disclosures About Market Risk       34
Item 10.    Directors and Officers of Registrant                             36
Item 11.    Compensation of Directors and Officers                           39
Item 12.    Options to Purchase Securities from Registrant or Subsidiaries   41
Item 13.    Interest of Management in Certain Transactions                   43
Part III                                                                     44
Item 15.    Default Upon Senior Securities                                   44
Item 16.    Changes in Securities, Changes in Security For
            Registered Securities and Use of Proceeds                        44
Part IV                                                                      44
Item 17.    Financial Statements                                             44
Item 19.    Financial Statements and Exhibits                                44
Signatures                                                                   45

     Certain statements contained in this report are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of these risks and uncertainties are discussed below under Item 1-- "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

     All dollar amounts appearing in this report represent Canadian dollars, except where denoted otherwise. All US dollar equivalents are based on a conversion rate of $0.6336 for every US $1.00, which is the noon buying rate announced by the Federal Reserve Bank of New York on March 31, 2001, unless otherwise noted. The noon buying rate on September 20, 2001 was $0.6366 per US $1.00.

     Unless the context indicates to the contrary, the terms "Brocker", "we", "us" and "our" refer to Brocker Technology Group Ltd. and its wholly-owned subsidiaries.

     Unless otherwise indicated,(1) the information in this report is as of September 20, 2000 and (2) this Report does not reflect developments subsequent to such date.

                                     Part I

Item 1.  Description of Business

Introduction

     We are engaged in several business lines in the fields of information technology and telecommunications. Our principal business lines include:

     Professional Services

     We work with our clients ensuring they get their Internet strategy right can speed up innovation, reduce costs and get better connected with customers. Brocker Professional Services shows its clients the best way forward and ensures they do not spend a fortune putting the wrong parts of a business online in the wrong way. In addition we support and distribute a range of IT & technology solutions for small to medium businesses. The company also provides an extensive range of information management solutions to large enterprise and government organizations, ranging from facilities management, through network design & implementation, to software development.

     Application Development

     We develop and market propriety software applications. Our current area of focus, following significant restructuring in this area of business, focuses on computer and communication technologies in a way that enables clients to effectively compete in a deregulated utilities environment.

     Online Services (Telecommunication Services)

     We supply a complete range of telecommunication services, for the business or personal user. We specialize in the creative development of telecommunications solutions to deliver advanced applications to meet business and residential requirements

     Vendor Services

     We distributed (1) cellular telephones and other wireless telecommunication products in New Zealand and (2) computer software, hardware and peripheral products in New Zealand and Australia. We also offer value-added services such as technical advice relating to product selection, networking and product compatibility.

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

Our History

     We were formed in 1993 and commenced operations in 1994 by acquiring an established computer hardware and software distribution company. We thereafter expanded our business through additional acquisitions and internal growth. We have completed a total of 14 acquisitions (through September 20, 2000), including eight completed since the beginning of fiscal 1998.

Overview and Strategy for Growth

     With tightening market conditions during the year, Brocker re-appraised its overall strategic direction. After much deliberation the Board was satisfied that refining its focus combined with substantial restructuring was required to return Brocker to operating profitability in the immediate term. One consequence of the change was acknowledging that the projected cost of delivering Brocker's B2B communications suite (its application development software) to the North American and European markets was no longer feasible in the financial climate at that time. Presently the Corporation is focussed on the sale of the majority of its communication based IP and has ceased further development of these products at this stage.

In February 2001 management discovered the existence of accounting irregularities in a subsidiary company Sealcorp Australia Pty Limited. A decision was subsequently made to close this business operation. This decision had a material adverse impact on the financial position of Sealcorp Computer Products Limited, based in New Zealand. Sealcorp New Zealand was also suffering from increased competition and falling margins. A decision to close these business operations was made in March 2001. Brocker also through a third subsidiary Sealcorp Telecommunications Group Limited, also based in New Zealand was the largest distributor of wireless telecommunication hardware products in New Zealand. Subsequent to March 31, 2001 Brocker elected to withdraw from this business, a consequence of falling volumes and declining profitability. At the date of this report Brocker has no Distribution/Vendor Services operations.

     In the past our revenues to date have principally been derived from our distribution business. However, over the past several years our strategy has been to reduce our reliance on the distribution business by diversifying into consulting and the development of proprietary products for e-commerce and business communications. We believe that the rapid evolution and adoption of the Internet and Internet technologies in our markets should enable us to continue our diversification.

     Our plans for future growth include the following key elements:

     Continue Acquisition Program. We plan to continue to expand and diversify through acquisitions. Our principal focus at present is on companies with (1) strong consulting capabilities that can supplement or complement our existing consulting practices, (2) companies with developed proprietary products for e-commerce and business communications or with know-how that can be leveraged within the existing Group and (3) companies that provide online services to business customers.

     Expand Geographically. We plan to seek opportunities to selectively enter new geographic markets.

Certain Information Concerning Segments

     In Note 13 of our consolidated financial statements, we provide certain segment information concerning our business. Our principal segments, as reported in such note, are identified below:

          1. Vendor Services ( formerly Sales and Distribution). This segment includes our distribution business described under "--Additional Information Concerning Our Principal Business Lines--Distribution."

          2. Professional Services. This segment includes our business of providing computer consulting services described under "--Additional Information Concerning Our Principal Business Lines--Consulting Services."

          3. Application Development. This segment includes our business of developing and marketing proprietary software applications, or services based on these applications, described under "--Additional Information Concerning Our Principal Business Lines--Development and Marketing of Proprietary Software Applications."

          4. Application Hosting (expected to be renamed Online Services). The historical revenues of this segment relate to our business of furnishing certain technical services to customers. This segment is now represented by the delivery of Telecommunication products to business and domestic users.

Additional Information Concerning Our Principal Business Lines

     Set forth below is additional information concerning our principal business lines.

     Distribution

     Distribution of telecommunication Products

     We were the largest distributor of wireless telecommunication hardware products in New Zealand. On July 7, 2001 Brocker elected to withdraw from this business, a consequence of falling volumes and declining profitability.

The products that were offered included cellular phones, related accessories, and radio pagers. We carry a variety of brands, including Ericsson, Motorola, Nokia, and Philips. Our principal customers for these products are dealers and retail stores. In fiscal 2001, our revenues from the sale of telecommunication products amounted to approximately $55.0 million and represented approximately 55.3% of our total revenues.

     We began distributing wireless telecommunication products in 1997 when Telecom New Zealand ("Telecom"), which is New Zealand's largest telecommunications carrier and at the time was also a distributor of mobile phones, asked us to take over this distribution function. We agreed to do so and entered into an agreement with Telecom. Under our agreement with Telecom, we share with Telecom the activities and risks associated with this distribution function. This sharing arrangement includes the following terms. We are responsible for ordering and maintaining inventory, carrying out marketing activities and initiating and completing sales. Telecom is required to protect us against certain of the risks associated with the distribution function, including inventory obsolescence and bad debts. In exchange for Telecom assuming these risks, we are required to limit our gross profit from the distribution of wireless telecommunication hardware products to a level that is lower than the typical margin in our industry. In fiscal 2001, our gross profit margin from the sale of wireless telecommunication hardware products was approximately 6.0%.

     A portion of the Corporation's sales are made to parties that have submitted their purchase orders to Telecom rather than to the Corporation. In these cases, Telecom transmits the order to the Corporation for fulfillment, the Corporation ships the product directly to the customer as agent for Telecom, and Telecom pays the purchase price to the Corporation as the buyer. Purchase orders transmitted to the Corporation by Telecom amounted to approximately $29.6 million and accounted for approximately 29.8% of the Corporation's total revenues in fiscal 2001.

     Distribution of Computer-Based Technology Products

     In fiscal 2000, revenue from the sale of computer-based technology products and related value-added services amounted to approximately $18.8 million and represented approximately 18.9% of total revenue. The revenues and gross profit of Sealcorp Australia Pty Limited have been excluded from Fiscal 2001 as a result of uncertainty in determining the accuracy of these amounts.

     During the year the Corporation distributed computer-based technology products in New Zealand and Australia. The products that were offered include:
(i) business software; (ii) hardware devices such as desktop personal computers, notebook computers, network servers, and workstations; and (iii) computer peripherals such as monitors, printers and scanners.

     In February 2001 management discovered the existence of accounting irregularities in Sealcorp Australia Pty Limited. A decision was subsequently made to close this business operation. This decision had a material adverse impact on the financial position of Sealcorp Computer Products Limited, based in New Zealand. Sealcorp New Zealand was also suffering from increased competition and falling margins. A decision to close these business operations was made in March 2001.

     Consulting Services

     Companies that get their Internet strategy right can speed up innovation, reduce costs and get better connected with customers. Brocker Professional Services shows its clients the best way forward and ensures they do not spend a fortune putting the wrong parts of a business online in the wrong way.

     With offices in Sydney, Auckland and Wellington and the South Pacific including Fiji, Papua New Guinea, Vanuatu and the Solomon Islands.

     Professional Services offered by Certus Consulting Limited cover fully integrated program and project management services including:

o    Business Innovation
o    Technology Research
o    Enterprise Architecture
o    Business Consulting
o    Project Management, and
o    Implementation Services

     Professional Services operates across a broad range of business applications including:

o    e-Business
o    Complex Systems Integration
o    Enterprise Resource Planning
o    Electronic Relationship Management
o    Supply Chain Integration

     In addition to technology capabilities, the company has a wealth of experience in the following industries:

o    Telecommunications
o    Retailing
o    Banking & Finance
o    Media
o    Energy & Utilities
o    Manufacturing & Distribution
o    Defense

     Brocker Professional Services also utilizes the latest collaborative technologies to significantly enhance effectiveness and facilitate creative and complex teamwork. This meets the needs of the most enlightened companies which are moving from hierarchical planning to a peer-to-peer structure for their work teams, focusing on facilitating teamwork and managing deliverables.

     We use Inovie Software's Enterprise Team Portal, TeamCenter(R) to provide a web-based platform for managing and collaborating on project work. Using the TeamCenter portal, project members build teams, create projects and work together interactively, communicating, collaborating and co-ordinating activities from anywhere, in real time.

     Professional Services offered by the Datec Group cover distribution and supports a range of IT & technology solutions for small to medium businesses. The company also provides an extensive range of information management solutions to large enterprise and government organizations, ranging from facilities management, through network design & implementation, to software development.

     Datec's solutions are based on strong relationships with market-leading vendors such as IBM, Oracle, Compaq, Cisco, Lucent and Microsoft.

     Brocker currently has approximately 199 consultants on staff. In fiscal 2001, revenues from computer consulting services amounted to approximately $19.5 million and represented approximately 19.6% of total revenues.

     Development and Marketing of Proprietary Software Applications

     With tightening market conditions during the year, Brocker re-appraised its overall strategic direction. After much deliberation the Board was satisfied that refining its focus combined with substantial restructuring was required to return Brocker to operating profitability in the immediate term. One consequence of the change was acknowledging that the projected cost of delivering Brocker's B2B communications suite (its application development software) to the North American and European markets was no longer feasible in the financial climate at that time. Presently the Corporation is focussed on the sale of the majority of its communication based IP and has ceased further development of these products at this stage.

     A subsidiary, Kepra Software, develops state-of-the-art IT business solutions and services for utility industries. Kepra's strategy is to use computer and communication technologies in a way that enables clients to effectively compete in a deregulated utilities environment. Development of this product offering is continuing and reflects the strong forward sales opportunities.

     Online Services (Telecommunication Services)

     Brocker Online Limited (Online) offers a complete range of telecommunication services, for the business or personal user. Initially operating only in New Zealand and Australia, Online plans to expand into other geographies.

     Online specializes in the creative development of telecommunications solutions to deliver advanced applications to meet business and residential requirements. Online supplies its customers with fixed line toll services, cellular phone solutions and Internet connectivity.

     Online currently provides products and services in the following categories:

o    Non-code and Coded tolls, including:
o    National long distance
o    International long distance
o    Calls to mobiles
o    Account-linked phone cards
o    IVR services
o    0800 services
o    Cellular phones and services
o    Internet connectivity -- through www.nzonline.co.nz (in planning stage)

     In addition, Online specializes in working with associations, multi-level marketing and closed user groups, to provide unique and creative revenue-generation and market differentiation initiatives.

Sales and Customers

     We sell our products and services through our sales force and account managers. In addition, in the distribution business, we sell products through our Internet site.

     Substantially all of our sales to date have been in New Zealand, Australia and now the Pacific Islands. We are, however, seeking to expand the markets for our proprietary software products by establishing relationships with dealers and consultants in Asia, North America and Europe.

Research and Development

     Our current research and development efforts are focused on developing proprietary software applications utilizing computer and communication technologies in a way that enables clients to effectively compete in a deregulated utilities environment. The table below shows for the periods indicated (1) the amount of research and development costs that we recorded as an expense during the period and (2) the amount of development costs that we deferred in accordance with generally accepted accounting principles of Canada.

Deferred development that are reflected as an asset on our balance are amortized over the expected life of the related product, commencing with commercial production or use of the product. For additional information concerning the accounting treatment of our research and development costs, see notes 2 and 5 of the notes to our consolidated financial statements included elsewhere herein.

-------------------------------- -----------------------------------------------
                                                     (Cdn $)
-------------------------------- -----------------------------------------------
                                              Year Ended March 31,
-------------------------------- -----------------------------------------------
                                      2001            2000             1999
-------------------------------- --------------- ---------------- --------------
Research and development costs     $3,248,000      $2,344,229       $1,904,705
recorded as expense
-------------------------------- --------------- ---------------- --------------
Development costs deferred            nil            841,771         883,295
-------------------------------- --------------- ---------------- --------------

Competition

     We face intense competition in each of our business lines. Certain specific information is set forth below.

     Consulting Services competition is broad and diverse including the local representatives of major global consulting firms as well as locally owned and operated firms.

     Online Services faces competition from other telecommunication providers working, as with Brocker, in association with the major service providers operating in New Zealand and Australia

     We were for a time the only company that had an agreement with Telecom New Zealand for the distribution of cellular wireless telecommunication hardware products. Then, in February 1999, Telecom New Zealand entered into an agreement with a second distributor. This was the principal reason why our revenues in New Zealand from the distribution of wireless telecommunication products decreased by approximately $14 million in Fiscal 2000. As noted above Brocker terminated this contact, due to reducing profitability, in June of 2001.

     When Digital Equipment Corporation was acquired by Compaq in June 1998, we lost the exclusive right to distribute Digital personal computers in New Zealand. Consequently, we now compete with other companies in distributing Digital/Compaq products. This increase in competition is the principal reason why our revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $4.6 million in Fiscal 2000. See
Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We believe that our future growth depends on our ability to continue to mitigate these risks by forming associations and alliances with other successful telecommunications and IT providers.. The market for our products and services is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our competition currently includes: (1) software development companies that sell competing software solutions or development tools that can be used to develop these solutions, (2) consulting companies that design and implement custom solutions and (3) in-house development efforts by prospective customers.

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

Employees

As of March 31, 2001, the Corporation had approximately 487 employees. The following is a breakdown of these employees by function: senior management 9; finance and administration 45; sales and marketing 93; consulting services 199, software development 20; technical / service 58; logistics 54; clerical 9.


Certain Information Concerning Acquisitions

     Completed Acquisitions

     The Corporation has acquired ten companies since 1993. The table below provides certain information concerning these companies.

     -----------------------------------------------    -------------------------------------------    ---------------------
                Name of Acquired Company                            Principal Business                       Acquired
            (Jurisdiction of Incorporation)
     -----------------------------------------------    -------------------------------------------    ---------------------
     Sealcorp   Computer   Products   Limited  (New     distribution of computer-based  technology     December, 1994
     Zealand) (6)                                       products
     -----------------------------------------------    -------------------------------------------    ---------------------
     Industrial Communication Services Limited          servicing  of  mobile  telephones;  custom     March 1997
     (New Zealand) (5)                                  design of wireless communication products
     -----------------------------------------------    -------------------------------------------    ---------------------

     -----------------------------------------------    -------------------------------------------    ---------------------
                Name of Acquired Company                            Principal Business                       Acquired
            (Jurisdiction of Incorporation)
     -----------------------------------------------    -------------------------------------------    ---------------------
     Northmark Technologies Limited                     Computer based technology products             March, 1997
     (New Zealand)(1)
     -----------------------------------------------    -------------------------------------------    ---------------------
     Easy PC Computer Rental Limited                    computer equipment leasing                     July 1997
     (New Zealand)(5)
     -----------------------------------------------    -------------------------------------------    ---------------------
     Image Craft Limited                                development of graphics software               December 1997
     (New Zealand)(2)
     -----------------------------------------------    -------------------------------------------    ---------------------
     Pritech Corporation Limited                        software consulting services                   May 1998
     (New Zealand) (3)
     -----------------------------------------------    -------------------------------------------    ---------------------
     1 World Systems Limited (New Zealand)              distribution   and    implementation    of     June 1998
                                                        accounting software
     -----------------------------------------------    -------------------------------------------    ---------------------
     Tech Support Limited  (New Zealand)                Computer technical service provider            August, 1999

     -----------------------------------------------    -------------------------------------------    ---------------------
     Certus   Project   Consulting   Limited   (New     Computer consulting services                   September, 2000
     Zealand)
     -----------------------------------------------    -------------------------------------------    ---------------------
     Generic Technology Limited (Fiji).                 Parent     company    of    8    operating     October, 2000
                                                        subsidiaries     specializing    in    the
                                                        provision    of    consulting    services,
                                                        software development and sales.
     -----------------------------------------------    -------------------------------------------    ---------------------

The Corporation has also completed the acquisition of the assets of the following companies:

     -----------------------------------------------    -------------------------------------------    ---------------------
                    Name of Company                                 Principal Business                       Acquired
            (Jurisdiction of Incorporation)
     -----------------------------------------------    -------------------------------------------    ---------------------
     Powercall Technologies Limited (New Zealand)       development   of  solutions  to  integrate     May 1997
     (5)                                                computer and telephone technologies
     -----------------------------------------------    -------------------------------------------    ---------------------
     Q*Soft Pty Limited (Australia) (3) (6)             distribution of software                       February 1999
     -----------------------------------------------    -------------------------------------------    ---------------------
     The Great Escape Company Limited                   distribution of computer-based  technology     September 1996
     (Australia) (3) (6)                                products
     -----------------------------------------------    -------------------------------------------    ---------------------
     Comunica Limited                                   telecommunication service provision            August 2000
     -----------------------------------------------    -------------------------------------------    ---------------------

(1) Operations sold and company amalgamated with Brocker NZ subsequent to the acquisition.

(2)  Amalgamated with Brocker NZ subsequent to the acquisition.

(3)  Assets acquired by Sealcorp Australia Pty Limited

(4)  Business operations ceased, a non-operating/dormant subsidiary

(5) Business assets sold subsequent to March 31, 2001 and now a non-operating/dormant subsidiary

(6)  In receivership and liquidation

     In 1998, we acquired a 20% equity interest in Highway Technology, a start up company. This company has developed, and is seeking to commercialise, a system that remotely tracks the changing location of a moving motor vehicle. This product combines a global positioning system, which tracks the vehicle's location, with a wireless telecommunication system, which conveys the relevant data via a cellular network.

     As at September 20, 2001 there were no pending acquisitions.

Risk Factors

     Certain Risks Relating to Our Consulting Services Business

     We are dependent on our relationships with a limited number of key suppliers of products from which consulting revenue is generated; the loss of one or more of these suppliers could hurt our business

     In order to grow revenues in Consulting Services certain alliances and relationships have been established with companies supplying software to the IT and telecommunications industry. Will not dependent on these relationships to generate all the revenue of Consulting Services the loss of one or more of these suppliers would reduce revenues and increase competitor pressure.

     We are dependent on our ability to attract qualified staff to complete consulting assignments/projects; the inability to attract or recruit suitable staff could hurt our business

     A number of projects and assignments undertaken by Consulting Services are largely dependent on Brocker's ability to provide staff qualified and suitable for the project. Failure to provide such staff would reduce the chances of being awarded projects and being able to satisfactorily complete these projects without defect.

     Certain Risks Relating to Our Online Services Business

     We are dependent on contracts with Telecommunication providers in New Zealand and Australia. If these contracts are not provided, our business would be substantially diminished and our results of operations would suffer.

Our business relating to the provision of telecommunication services is governed by agreements that we have with Telecommunication providers that own and administer the infrastructure utilized by Online Services. Failure to secure, or renew, these contracts would severely diminish the services able to be supplied to our customers.

     Certain Risks Relating to Our Distribution Business

     We are dependent on a contract with Telecom New Zealand, which is New Zealand's largest telecommunications carrier. If this contract is not renewed, our business would be substantially diminished and our results of operations would suffer.

     Our entire business relating to the distribution of wireless telecommunication products is governed by an agreement that we have with Telecom New Zealand ("Telecom"), which is New Zealand's largest telecommunications carrier. In the year ended March 31, 2000, sales governed by this agreement accounted for approximately 44.8% of our total revenues. Information concerning this agreement can be found under "--Additional Information Concerning Our Principal Business Lines--Distribution." The term of our current agreement with Telecom expires on December 31, 2000. We expect the agreement to be renewed. However, we cannot guarantee that the agreement will be renewed or, if renewed, that the terms will be as favorable to us as under the current agreement. If this agreement is not renewed or otherwise terminates, our business would be substantially diminished and our results of operations would suffer. Furthermore, any adverse change in the terms of the agreement could harm our business.

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

     We depend on a limited number of key suppliers for a significant portion of the products that we distribute. The following data for fiscal year 2000 illustrates this point: (1) in the area of wireless telecommunication products, our largest supplier accounted for approximately 50.3% of our supply of these products and our four largest suppliers, in the aggregate, accounted for approximately 93.2% of our supply, and (2) in the area of computer-based technology products, our largest supplier accounted for approximately 16.9% of our supply of these products and our four largest suppliers, in the aggregate, accounted for approximately 50.0% of our supply. We generally do not have long-term supply contracts with our suppliers. Consequently, we cannot be certain that any supply relationship will continue at the current level or at all. The loss of a key supplier would harm our business, if we were unable to obtain a replacement in a timely manner.

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

     Over the past several years, our distribution margins have been hurt by the trend of decreasing prices for many computer-based products. A continuation of this trend could hurt our results. We have, therefore, begun to diversify into higher margin areas such as consulting and proprietary products. We cannot, however, guarantee that that this diversification strategy will succeed or, if it does succeed, that our non-distribution businesses will generate sufficient profits to offset any decline in our distribution business.

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

     We believe that our future growth depends on our ability to market our consulting and online services successfully. The market for these products is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future.

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

     The cash from our operations is not sufficient to fund the cash outlays associated with our business. We have primarily been funding this shortfall from the proceeds that we received from several equity offerings that we completed in Fiscal 2000. We estimate that that our remaining cash-on-hand will be sufficient to fund our cash shortfall for an additional three to six months at the current level of operations. Thereafter, we will require additional equity or debt financing. Accordingly, we are planning to seek additional financing in the near future. However, we cannot be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain the financing that we require, our business will be hurt and we will have to substantially curtail or discontinue our product development efforts and possibly other areas of our business. See Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Failure to retain and attract key personnel would harm our business.

     Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel. If we lose the services of any of these persons and are unable to retain a suitable replacement, our business would be harmed.

     We have completed a number of acquisitions and may make additional acquisitions; acquisitions entail certain risks, which could harm our business.

     We have grown in large part through acquisitions and may continue to make acquisitions as opportunities arise. The making of acquisitions entails certain risks, which could harm our business. These risks include:

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

     We are formed under the laws of the Province of Alberta, Canada, and our operations are principally in Australia and New Zealand. Substantially all our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of an U.S. court based upon civil liability provisions of U.S. federal securities laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments.

Item 2.  Description of Properties

     Set forth below is certain information concerning our principal properties. We own one of these properties and lease the others.

----------------------------------------------------------------------------------------------------------------
                                                                       Approximate
Property Location                                  Principal Use(s)    Square Feet     Lease Expiration
-----------------                                  ----------------    -----------     ----------------
Canada:
----------------------------------------------------------------------------------------------------------------
2150 Scotia One, 10060 Jasper Avenue, Edmonton,    Office of Brocker             2,000          month-to-month
Alberta, Canada                                    Technology Group
                                                   Limited
----------------------------------------------------------------------------------------------------------------
New Zealand:
----------------------------------------------------------------------------------------------------------------
Brocker Technology Park                            Head office of
17 Kahika Road, Beachhaven,                        Brocker
Auckland, New Zealand                              Technology Group
                                                   (NZ) Limited, and
                                                   Brocker Online
                                                   Services Limited             45,000          Owned
----------------------------------------------------------------------------------------------------------------
                                                   Auckland Offices
                                                   of Certus Project
Level 8, Sun Alliance Building, 52 Swanson         Consulting
Street, Auckland, New Zealand                      Limited.                      4,450          Leased
----------------------------------------------------------------------------------------------------------------
                                                   This leased
4 Bond Street, Grey Lynn                           property is
Auckland, New Zealand                              sub-let in its
                                                   entirety to third
                                                   party tenants.                               Leased
----------------------------------------------------------------------------------------------------------------
Level 3, PSA House, 11 Aurora Terrace,             This 3,450 sq ft
Wellington, New Zealand                            leased property
                                                   houses the
                                                   Wellington
                                                   offices of Certus
                                                   project
                                                   consulting
                                                   Limited and ICS                              Leased
----------------------------------------------------------------------------------------------------------------
Unit 2, 343 Church Street                          This leased
Penrose, Auckland, New Zealand                     property houses
                                                   the office of ICS.                           Month to month
----------------------------------------------------------------------------------------------------------------
Level 2, 25 Dundonald Street, Newton,              This 3,000 sq ft
Auckland, New Zealand                              leased property
                                                   houses the call
                                                   center operations
                                                   of PowerCall.                                Month to month
----------------------------------------------------------------------------------------------------------------
Fiji:
----------------------------------------------------------------------------------------------------------------
15 Goodenough St, Suva                             Office of Datec
                                                   Fiji Limited                                 Owned
----------------------------------------------------------------------------------------------------------------
68 Gordon Street, Suva                             Vacant land
----------------------------------------------------------------------------------------------------------------
Queens Road, Nadi                                  Office of Datec
                                                   Fiji Limited
----------------------------------------------------------------------------------------------------------------
18 Ackland Street, Vatuwaqa                        Office Pacific
                                                   Software Limited
----------------------------------------------------------------------------------------------------------------
Papua New Guinea
----------------------------------------------------------------------------------------------------------------
Meridian Motors Building, Section 57, Lot 123,     Office of Datec
Waigani Road, Hohola                               PNG Limited
----------------------------------------------------------------------------------------------------------------
Stop and Shop Compound, Waigani Drive, Hohola
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                       Approximate
Property Location                                  Principal Use(s)    Square Feet     Lease Expiration
-----------------                                  ----------------    -----------     ----------------
Canada:
----------------------------------------------------------------------------------------------------------------
Kinhill Kramer Building, Waigani Drive, Hohola
----------------------------------------------------------------------------------------------------------------
Allotment 8, Waigani Drive, Hohola
----------------------------------------------------------------------------------------------------------------
Pelegens Building, Shed A, Milfordhaven Road, Lae
----------------------------------------------------------------------------------------------------------------
Australia
----------------------------------------------------------------------------------------------------------------
340 Coronation Drive, Milton, Queensland           Office of Kepra
                                                   Software Limited
----------------------------------------------------------------------------------------------------------------
65 Park Raod, Milton, Queensland                   Office of Datec
                                                   Queensland Limited
----------------------------------------------------------------------------------------------------------------
No.2 Sneyd Street, Bowen Hills, Brisbane,
Queensland
----------------------------------------------------------------------------------------------------------------
Vanuatu
----------------------------------------------------------------------------------------------------------------
La Rock Terrasse Building, Lini Highway, Port      Offices of Datec
Vila                                               Vanuatu Limited
----------------------------------------------------------------------------------------------------------------
Solomon  Islands
----------------------------------------------------------------------------------------------------------------
Level 1, HFC Vale Building, Ashley Street,         Offices of Datec
Honiara                                            Solomon Island
                                                   Limited
----------------------------------------------------------------------------------------------------------------


(1)  A portion of this property is subleased to others.

Item 3.  Legal Proceedings.

          In the general course of business disputes may arise with customers and other third parties. The Directors consider adequate provision has been made for all such instances.

          One specific dispute is between Datec (Fiji) Limited, a subsidiary of Generic Technology Limited, and the Fiji based Colonial Bank. The dispute has arisen from Datec (Fiji) seeking costs from Colonial Bank in relation to a stalled contract. Colonial Bank has counter-claimed FJD$2.6 million, which the Directors consider, is without merit and will be vigorously defended. A provision for all anticipated costs in relation to this matter has been made.

Item 4.  Control of Registrant.

     The table below sets forth, as of September 15, 2001, certain information concerning the record ownership of our common shares by (1) our officers and directors as a group and (2) each person that we know to be the record owner of more than 10% of our outstanding common shares.

--------------------------------------------------------------------------------
Name                               Number of Common       Percent of Outstanding
                                     Shares Owned         Common Shares Owned(1)
--------------------------------------------------------------------------------
Michael B. Ridgway                         739,712                       15.3%
--------------------------------------------------------------------------------
Officers and directors as a                117,487                        2.4%
group (4 persons)(2)
--------------------------------------------------------------------------------

----------
(1) For the purpose of calculating this percentage, the outstanding shares do not include an aggregate of 1,015,420 shares issued in connection with acquisitions that are being held in escrow. See note 16 to our consolidated financial statements included under Item 17.

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

 -------------------------------------------------------------------------------
                                                     High                 Low
 -------------------------------------------------------------------------------
 Fiscal year ended March 31, 1999                            (Cdn. $)
 -------------------------------------------------------------------------------
         First quarter                             $1.76                 $1.25
 -------------------------------------------------------------------------------
         Second quarter                             1.48                  1.20
 -------------------------------------------------------------------------------
         Third quarter                              1.55                  1.15
 -------------------------------------------------------------------------------
         Fourth quarter                             1.45                  1.20
 -------------------------------------------------------------------------------
 Fiscal year ended March 31, 2000
 -------------------------------------------------------------------------------
         First quarter                              1.55                  1.00
 -------------------------------------------------------------------------------
         Second quarter                             3.85                  1.40
 -------------------------------------------------------------------------------
         Third quarter                             12.50                  4.00
 -------------------------------------------------------------------------------
         Fourth quarter                            17.20                  8.00
 -------------------------------------------------------------------------------
 Fiscal year ended March 31, 2001 *
 -------------------------------------------------------------------------------
         First quarter                             11.75                  6.75
 -------------------------------------------------------------------------------
         Second quarter                             8.75                  4.00
 -------------------------------------------------------------------------------
         Third quarter                              4.10                  0.65
 -------------------------------------------------------------------------------
         Fourth quarter                             0.99                  0.40
 -------------------------------------------------------------------------------

     * On April 30 the common shares of the company were consolidated on a one for four basis

     As of August 23, 2000, there were approximately 133 record holders of our common shares. Based on a review of the addresses of such holders, as of such date, 16 recordholders, holding approximately 21% of the outstanding ordinary shares, were residents of the United States.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements. See Item 7--"Taxation."

     There are no limitations imposed by Canadian law or our memorandum and articles on the right of non-residents of Canada to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada). Under this legislation, the acquisition of control of our company by a non-Canadian would be subject to government review, if the value of our assets at the time exceeds a threshold amount which is adjusted annually to reflect inflation and the Canadian real growth rate. Currently, the threshold amount is $192 million where the acquirer is a national or permanent resident of the United States or another country, which is a member of the World Trade Organization. The review threshold is currently $5 million for acquisitions of control by other non-Canadians. A reviewable acquisition may not proceed unless the government review concludes there is likely to be net benefit to Canada from the transaction.

     The acquisition of a majority of our voting shares is deemed to be an acquisition of control. The acquisition of less than a majority but one-third or more of our voting shares is presumed to be an acquisition of control unless the acquirer can establish that there is no control in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of our voting shares is deemed not to be an acquisition of control. Share acquisitions in the ordinary course of an acquirer's business as a trader or dealer in securities are exempt from review under this legislation.

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

Dividends

     US. Holders generally will be subject to a 15% withholding tax on the gross amount of dividends paid or credited or deemed to be paid or credited to them by our company. However, in the case of a U.S. holder that is a corporation, which beneficially owns at least 10% of the voting stock of our company, the applicable withholding tax rate on dividends is 5%.

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

Item 8.  Selected Financial  Data

Selected Financial Information

     We prepare our financial statements in accordance with Canadian generally accepted accounting principles, known as Canadian GAAP, and report in Canadian dollars. These principles conform in all material respects with U.S. generally accepted accounting principles, known as U.S. GAAP, except as described below. The financial information set out below is presented in Canadian dollars. You should read the information presented below in conjunction with our consolidated financial statements included elsewhere in this Report and Item 9-- "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

>>>>>>>

                  (dollars in thousands, except per share data)

                                                              (Cdn $)
                                                         Year Ended March 31,
                                         2001       2000         1999        1998       1997
                                         ----       ----         ----        ----       ----
Statement of Operations Data:
Canadian GAAP
Sales                                            $ 136,323    $ 133,303    $ 70,811    $50,110
Gross margin                                        17,388       17,691      14,401      9,099
Net (loss) earnings for the period                    (429)         515         797        838
Earnings (loss) per common share                     (0.04)        0.03        0.06       0.06

U.S. GAAP
Net earnings (loss)                                   (658)         (63)       (479)
Net earnings (loss) attributable to                   (811)        (226)       (284)
   shareholders after deduction of
   preferred dividends
Basic and fully diluted earnings                     (0.06)       (0.02)      (0.03)
   (loss) per common share

                                                                   (Cdn $)
Balance Sheet Data:                                            As of March 31,
                                                    2000          1999       1998       1997
                                                    ----          ----       ----       ----
Canadian GAAP
Total assets                                     $  61,529    $  50,743    $ 32,500    $19,926
Long-term debt                                       1,872        2,285         881        115
Total liabilities                                   40,387       44,074      26,657     14,042
Shareholders' equity                                21,142        6,669       5,842      5,884
U.S. GAAP
Total assets                                        59,777       48,733      31,128
Long-term debt                                       1,872        2,285         881
Total liabilities
Shareholders' equity                                19,390        4,715       4,471


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


                           (US dollars per Cdn. $1.00)
 Period                                  High        Low        End     Average
 ------                                  ----        ---        ---     -------
 Fiscal year ended March 31, 1997        0.7513     0.7228     0.7228     0.7345
 Fiscal year ended March 31, 1998        0.7317     0.6832     0.7052     0.7132
 Fiscal year ended March 31, 1999        0.6860     0.6423     0.6626     0.6651
 Fiscal year ended March 31, 2000        0.6969     0.6632     0.6879     0.6795
 Fiscal year ended March 31, 2000

     As of September 15, 2000, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn.$1.00 equals US$0.6737.

Dividends

     We have never paid any dividends on our common shares and have no plans to do so in the foreseeable future.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     You should read the discussion below together with our consolidated financial statements and the related notes, which are included elsewhere in this Report.

General Information Concerning Our Financial Statements and Reporting Currency

     We are incorporated under the laws of the Province of Alberta, Canada, and our financial statements are presented in Canadian dollars and in accordance with the generally accepted accounting principles of Canada. Although our financial statements are in Canadian dollars, our operations are principally in New Zealand, Australia and the Pacific Islands and, accordingly, our operating subsidiaries maintain their books and records in Australian or New Zealand dollars, as appropriate. When we prepare our financial statements, the accounts of our foreign subsidiaries are translated into Canadian dollars. These translations may result in gains or losses, which are recorded as a separate component of shareholders' equity captioned "Foreign Currency Translation Reserve."

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

          2. Professional Services. This segment includes our business of providing computer-consulting services.

          3. Application Development. This segment includes our business of developing and marketing proprietary software applications or services based on these applications

          4. Application Hosting (formerly Technical Services and expected to be renamed Online Services). The historical revenues of this segment relate to our business of furnishing of certain technical services such as repair of cellular telephones and custom design of wireless telecommunication products. As described in Item 1--"Description of Business," this segment now involves furnishing customers a complete range of telecommunication services, for the business or personal user.

     For additional information concerning our business lines, see Item 1--"Business--Additional Information Concerning Our Principal Business Lines" and note 13 to our consolidated financial statements included elsewhere in this report.

     Additional Information Concerning Our Vendor Services Segment

     The Corporation's Vendor Services business division accounted for approximately 76% of the total revenues during Fiscal 2001 and 93% during the fiscal year ended March 31, 2000, ("Fiscal 2000").

     Our entire business relating to the distribution of wireless telecommunication products is governed by an agreement that we have with Telecom New Zealand ("Telecom"), which is New Zealand's largest telecommunications carrier.

     On June 7, 2001m, due to falling profitability of this business this agreement was terminated by the Corporation.

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

                                                     (Cdn $)
                                              Year Ended March 31,
                                      2000          1999             1998
                                   ----------    ----------       ----------
Research and development costs     $2,344,229    $1,904,705       $1,556,572
recorded as expense

Development costs deferred          841,771        883,295         521,428


     Our research and development expenditures have generally been intended to provide benefits in future periods, as we commercialize our products, rather than to provide benefits in the period in which incurred. As a result, these expenditures have negatively impacted our results of operations.

Information Concerning Acquisitions

     We have completed 11 acquisitions since our formation in 1993, including five that were completed during our last three fiscal years. For additional information concerning our acquisitions, see Item 1--"Description of Business--Acquisitions." Because our results for these periods have been impacted by acquisitions, we believe that these results are not directly comparable.

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

As at March 31, 2001 the Corporations investment in High Technologies Limited has been written-off.

Reconciliation with US GAAP

     We prepare our financial statements in accordance with Canadian generally accepted accounting principles, known as Canadian GAAP. These principles differ in certain respects from United States generally accepted accounting principles, known as US GAAP. Note 22 of our consolidated financial statements describes certain of these differences and shows how the application of US GAAP would have affected our net income and certain other items on our earnings statement and balance sheet.

     As set forth in such note, under US GAAP, we would have had (i) a net loss of $ for the year ended March 31, 2001 (compared with a net loss of $19.3 million shown on our earnings statement) and (ii) a net loss of $658,000 for the year ended March 31, 2000 (compared with net income of $429,000shown on our earnings statement). The principal reason for this difference is that under US GAAP the research and development costs that we deferred are required to be recorded as an expense. For additional information, see note 19 of our consolidated financial statements included elsewhere herein.

Results of Operations

     Fiscal Years Ended March 31, 2001 and 2000

     Revenues. Brocker's revenues were approximately $99.4 million for the fiscal year ended March 31, 2001, ("Fiscal 2001"), representing a decrease of 26.7% over the revenues of approximately $135.7 million for the comparable period in 2000. The Corporation's Vendor Services business division accounted for approximately 76% of the total revenues during Fiscal 2001 and 93% during the fiscal year ended March 31, 2000, ("Fiscal 2000").

     During Fiscal 2001 Professional Services accounted for approximately $19.5 million or 19.6% of revenue, an increase from $5.5 million or 4.1% of revenue in Fiscal 2000.

     The decrease in revenues for Fiscal 2001 primarily reflected the net effect of the following:

     1. In February 2001 the discovery of accounting irregularities in Sealcorp Australia Pty Limited ("Sealcorp") resulted in management requesting the appointment of receivers to this entity. As a consequence revenues (and gross margin) from this operation have been excluded. This has resulted in a reduction of revenue, of $49.5 million compared with Fiscal 2000.

     2. Revenues of $17.9 million have been generated by Generic Technology Limited ("Generic") acquired in October 2000.

     During the periods under discussion, the revenues from the Corporation's other business divisions were approximately as follows:

     o Application Development ($3.4 million for Fiscal 2001 and $1.4 million for Fiscal 2000); and

     o Application Hosting ($1.0 million for Fiscal 2001 and $2.7 million for Fiscal 2000).

     Gross Margin. On an overall basis, in Fiscal 2001 the Corporation's gross margin as a percentage of revenues was at 16.0% and compared to 12.3% for Fiscal 2000.

     The gross margin as a percentage of revenues of each business division changed as discussed below:

     1. The gross margin of the Vendor Services business division decreased to 7.9% of revenues for Fiscal 2001 from 9.2% for Fiscal 2000. This decrease primarily reflected the continued increase in competition and the resultant decline in margin associated with the sale of computer-based products.

     2. There was a significant increase in the gross margin generated by Professional Services. The gross margin of the Professional Services business division increased to 47.2% for Fiscal 2001 from 41.5% for Fiscal 2000.

          This improvement contributed to the overall improvement the Group's gross margin reflecting the growth in Professional Services revenues (an increase of $14.0 million) as a percentage of total revenues. This revenue growth is directly attributed to the acquisitions of Generic and Certus Project Consulting Limited ("Certus") during Fiscal 2001.

     3. The gross margin of the Application Development business division decreased to 36.2% for Fiscal 2001 from 51.1% for Fiscal 2000. The majority of margin generated in Fiscal 2001 has resulted from the Application Development business of Generic, acquired in September 2000. This margin is less than that previously generated by the division, but from a lower revenue base.

     4. The gross margin of the Application Hosting business division decreased to 31.5% for Fiscal 2001 from 62.8% for Fiscal 2000, reflecting higher costs of sales of Brocker Online, established during Fiscal 2001. Brocker Online accounted for 30% of total Application Hosting revenues.

     Operating Expenses. The operating expenses increased to $35.3 million, or 35.5% of revenues, in Fiscal 2001, from $17.7 million, or 13.1% of revenues, in Fiscal 2000.

     Set forth below is additional information concerning certain components of the operating expenses:

     1. Depreciation and Amortization. These expenses increased to $5.4 million, or 5.4 % of revenues, in Fiscal 2001 from $1.8 million, or 1.3% of revenues, in Fiscal 2000. This increase is primarily attributable to certain one off adjustments made in the current year including the amortization of $1.8m of development costs previously deferred and $1.8m of goodwill relating to entities acquired in prior years that management no longer assess as justifying the carrying of goodwill. An additional $1.3 million of goodwill arising on the acquisition of Certus Project Consulting Limited during Fiscal 2001 was written off. Depreciation also increased due to the addition of $0.7 million of depreciation expense from the consolidation of Generic, acquired in October 2000, and the write down of Capital Assets for fair value and redundancy reasons of $0.6 million.

     2. Net interest expense. The Corporation's net interest expense increased to $1.7 million in Fiscal 2001 from $1.1 million in Fiscal 2000. This increase was primarily attributable to:

          (i) the consolidation of interest charges relating to Generic, acquired in October 2000

          (ii) the overall increase in borrowings employed by the Vendor Services business division to support higher inventory levels during Fiscal 2001.

     3. Salaries and Commissions. These expenses increased to $11.6 million, or 11.7% of revenues, in Fiscal 2000, from $8.9 million, or 6.5% of revenues, in the 1999 period. This increase was principally attributable to growth in headcount throughout the organization due to acquisition of Generic and Certus and additional hiring to support organic growth, product development and associated administration. Hiring and retaining skilled staff for professional services required paying premium salaries above what the corporation normally paid to match market rates.

     4. Other Operating Expenses. These expenses were $15.2 million, or 15.3% of revenues, in Fiscal 2000 and $5.9 million, or 4.3% of revenues, in Fiscal 2000. Other operating expenses include significant one off expenditures, impacting Fiscal 2001 including

          (i) the inclusion of $2.7 million of expenses of Generic subsequent to its acquisition in October 2000,

          (ii) the $4.2 million write-off of the investment in Sealcorp following the appointment of receivers,

          (iii) a $0.8 impairment provision in relation to the Company's investment in Highway Technologies Limited.

     Operating (Loss)/Income. The operating loss of $19.4 million in Fiscal 2001 compared with a loss of $1.0 million in Fiscal 2000, primarily reflecting the significant increase in operating expenses as a percentage of revenues detailed above.

     Equity accounted losses of associated company. These losses amounted to $27,290 in Fiscal 2001 and $83,180 in Fiscal 2000. These losses represent the Corporation's share of the losses of Highway Technology, a company in which Brocker has a 20% equity interest.

     As at March 31, 2001, management has assessed the recoverability of the funding loan to Highway Technologies Limited, which is ultimately dependent on the future revenue stream of the software technology under development and the revenue stream from consultancy services, and have concluded a full impairment provision is required as at March 31, 2001.

     Other income. Other income is principally represented by interest income earned by Sealcorp Telecommunications Group Limited. An agreement with this company's major customer allows for interest to be charged on inventories held in excess of defined time periods.

     Minority interest. Generic Technology Limited, acquired in October 2000, has interest in a number of operating subsidiaries. The majority of these subsidiaries are wholly owned. In addition Generic holds a 50% interest in Datec
(PNG) Limited, Datec (QLD) Pty Limited, Enertec Australia Limited and a 67% interest in Datec (Vanuatu) Limited. In accordance with generally accepted accounting principles these investments are consolidated and are adjusted for minority interests.

     Taxation expense. The tax expenses reflect taxation payable on profits generated from Generic and the tax effect of reversing tax assets created in prior years relating to the existing business. Due to generally accepted taxation certainty rules these assets have been written off in Fiscal 2001.

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

     The small increase in revenues for Fiscal 2000 principally reflected the net effect of the following:

     3. Revenues in Australia from the distribution of computer-based technology products increased by approximately $26 million. This increase reflected a combination of internal growth and growth from acquisitions of approximately $9 million

     4. Revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $4.6 million. This decrease principally reflected the fact that, when the Digital Equipment Corporation was acquired by Compaq in June 1998, we lost the exclusive right to distribute Digital personal computers in New Zealand. In addition, revenues were negatively impacted towards the end of calendar year 1999 and early calendar year 2000, as some customers reduced their purchase levels due to concern over Year 2000 issues.

     5. Revenues in New Zealand from the distribution of wireless telecommunication products decreased by approximately $14 million. This decrease primarily reflected the fact that a new competitor, Cellect Distribution Warehouse, entered the market in February 1999.

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

     Gross Margin. Our gross margin as a percentage of revenues was 12.8% in Fiscal 2000 and 13.3% for Fiscal 1999. The decrease in our gross margin as a percentage of revenues in Fiscal 2000 were attributable to the changes described below relating to our equipment leasing activity and the associated change in the required accounting treatment of these activities.

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

     Set forth below is certain information concerning the gross margin of our business segments:

     5. The gross margin of our Vendor Services segment increased to 9.2% of revenues in Fiscal 2000 from 9.1% in Fiscal 1999. This increase was attributable to the changes described above relating to our equipment leasing activity and the associated change in the required accounting treatment of these activities.

     6. The gross margin of our Professional Services segment increased to 41.5% of revenues in Fiscal 2000 from 36.1% in Fiscal 1999. This increase primarily reflected the fact that we expanded into the Australian market in calendar 1999 and were able to achieve higher margins in this market.

     7. The gross margin of our Application Development segment decreased to 51.1% of revenues in Fiscal 2000 from 59.8% for Fiscal 1999, principally reflecting higher costs in connection with our call center operation.

     8. The gross margin of our Application Hosting segment decreased to 62.8% of revenues in Fiscal 2000 from 73% in Fiscal 1999, reflecting higher costs.

     Operating Expenses. Our operating expenses increased to $17.7 million, or 13.0% of revenues, in Fiscal 2000, from $16.8 million, or 12.6% of revenues, in Fiscal 1999. Our operating expenses in Fiscal 2000 included approximately $2.3 million of expenses related to the development of proprietary software applications (not including capitalised expenditures) up from $1.9 million in Fiscal 1999.

     As described above, in March 1999, the agreements governing our equipment leasing activities were changed and, as a result, the accounting treatment for these activities was changed. More specifically, since the date of this change, neither the revenues nor expenses related to our equipment leasing activities are included in our financial statements. (For additional information, see note 7 to our consolidated financial statements included elsewhere herein.) Consequently, the revenues and expenses from these activities are included in our revenues and expenses for Fiscal 1999 but not for Fiscal 2000. Had these revenues and expenses been excluded in both periods, our operating expenses as a percentage of revenues would have been 13.0% in Fiscal 2000 and 12.0% in Fiscal 1999.

     Set forth below is additional information concerning certain components of the operating expenses:

     5. Depreciation and Amortization. These expenses decreased to $1.8 million, or 1.3 % of revenues, in Fiscal 2000 from $2.0 million, or 1.5% of revenues, in Fiscal 1999. For the reasons described above, the depreciation expenses associated with our equipment leasing activities were included in our expenses for Fiscal 1999 but not for Fiscal 2000. This change was the reason that our depreciation and amortization expenses decreased in Fiscal 2000 compared with Fiscal 1999. (For additional information, see note 7 to our consolidated financial statements included elsewhere herein.) The decrease attributable to the foregoing factor was largely offset by an increase in the amortization of deferred development costs (which increased to $500,518 in Fiscal 2000 from $152,355 in Fiscal 1999).

     6. Net interest expense. Our net interest expense decreased to $1.1 million in Fiscal 2000 from $1.4 million in Fiscal 1999. This decrease was primarily attributable to the following factors: (1) for the reasons discussed above, the interest expenses associated with our equipment leasing activities were included in our expenses for Fiscal 1999 but not for Fiscal 2000 and (2) the funding facility for our Vendor Services segment was renegotiated in Fiscal 2000, resulting in a reduction in the interest rate payable. The foregoing factors more than offset the additional interest expense that we began incurring in October 1998, when we obtained long-term mortgage financing in connection with the purchase of our new headquarters facility.

     7. Salaries and Commissions. These expenses increased to $8.9 million, or 6.5% of revenues, in Fiscal 2000, from $6.3 million, or 4.7% of revenues, in Fiscal 1999. This increase was principally attributable to growth in headcount throughout the organization due to acquisitions and additional hiring to support internal growth, product development and associated administration. In addition, a number of the personnel that we recruited for our Professional Services and Application Development segments, being highly skilled and in great demand required remuneration above the levels that we have generally paid.

     8. Other Operating Expenses. These expenses were $5.9 million, or 4.3% of revenues, in Fiscal 2000 and $7.0 million, or 5.3% of revenues, in Fiscal 1999. This decrease was primarily due to economies of scale achieved as our business grew and the elimination of duplicative costs at acquired companies.

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

     2. Revenues in New Zealand from the distribution of computer-based technology products decreased by approximately $8.0 million. This decrease principally reflected the fact that, when Compaq acquired the Digital Equipment Corporation in June 1998, we lost the exclusive right to distribute Digital personal computers in New Zealand.

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

     3. The gross margin of our Application Development segment increased to 59.8% in Fiscal 1999 from 55.6% for Fiscal 1998.

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

Liquidity and Capital Resources

     Shareholders Equity / Recent Financing Transactions. Shareholders equity has been adversely impacted by the significant operating loss. However, this reduction has been partially offset by the increase in the number and value of shares ($7.0 million) that are to be issued in relation to the Generic and Certus acquisitions.

     The only major financial transaction that took place during Fiscal 2001 was the conversion of $16.0 million of warrants, issued in the prior year, into common shares. This transaction had no financial impact on shareholders equity other than the reclassification of warrants to common shares. All funds related to this transaction were accounted for in Fiscal 2000.

     Set forth below is information concerning certain financing transactions that the Corporation completed in Fiscal 2000:

     1. In July 1999, Brocker sold, in a private placement, 1,000,000 units at a price per unit of either $1.25 (280,000 Units) or $1.00 (720,000 Units). Each unit was comprised of

          (i)  a common share; and

          (ii) a warrant to purchase an additional common share at a price of $1.25 per share. Brocker received gross proceeds of approximately $1.1 million from this transaction.

     2. In December 1999, Brocker sold the First Special Warrants at a price per special warrant of $2.70. Each of these First Special Warrants may be exchanged, without additional consideration, for one common share plus a Half Warrant; two Half Warrants will entitle the holder to purchase one additional Common Shares at a price of $3.15 per Common Share. The Corporation received gross proceeds of approximately $4.9 million from this transaction. In connection with this transaction, Brocker issued agents' options to purchase 486,000 Common Shares at an exercise price of $3.15 per share.

     3. In January 2000, Brocker sold Second Special Warrants at a price of $6.25 per special warrant. Each of these warrants may be exchanged, without additional consideration, for 1.1 common share. The Corporation received gross proceeds of approximately $11.3 million from this transaction. In connection with this transaction, Brocker issued the Agent's Special Option and Undertakings exercisable into options to purchase an aggregate of 228,400 Common Shares at an exercise price of $6.25 per Common Share.

          The aggregate net proceeds from the financing transactions described above amounted to approximately $15.8 million.

Funding of Operations

     Cash flows In Fiscal 2001, as with Fiscal 1999, the revenue generated from operations was not sufficient to completely fund the cash outlays associated with the business. More specifically, cash from operating activities in Fiscal 2001 was approximately negative $3.1 million, compared with approximately negative $5.5 million in Fiscal 2000. Cash from investing activities was approximately negative $5.9 million (including the negative cash flow impact of acquiring the cash overdraft of Generic) compared to approximately negative $1.4 million in Fiscal 2000. The Corporation principally funded its Fiscal 2000 cash shortfall from the cash reserves existing at March 2000 arising from significant financing transactions, described above, completed during Fiscal 2000.

     Brocker has a net cash overdraft position of $0.9 million at the end of Fiscal 2001. The Corporation plans to seek additional financing in order to grow the business specifically in order to expand the telecommunication services provided by Brocker Online Services Limited. There is, however, no assurance that any additional financing will be forthcoming or, if available, will be on terms that are satisfactory to the Corporation.

Accounts Receivable Financing Facility.

     In July 1999, Brocker obtained a financing facility from The National Bank of New Zealand ("NBNZ") allowing Brocker to borrow, on a revolving basis, up to 80% of the value of the Corporation's eligible accounts receivable. The maximum amount of principal and unpaid interest that could be outstanding under this facility at any time was NZ$20 million (equivalent to approximately CDN$13.0 million based on the exchange rate as at March 31, 2001). Outstanding loans under this facility bear interest at a floating rate of interest equal to 0.5% above the 90 day bank rate. As at 16 August 2001 the 90 day bank rate was 5.9%.

     Subsequent to March 31, 2000 with the Corporation's decision to withdraw from its distribution business the facility with the NBNZ was no longer required. All funds due on the facility have since been repaid.

Certain balance sheet changes.

     Set forth below is information concerning certain changes in the Fiscal 2001 balance sheet relative to the Fiscal 2000 balance sheet.

     Working capital. The significant reduction in working capital of $16.9 million during Fiscal 2001 is primarily attributable to

     (i)  negative cash flow from operations $3.1 million; and

     (ii) an increase in accrued liabilities of $6.3 million comprising of

          (a)  Generic acquisition commitments $1.5 million,

          (b) the costs in relation to the receivership of Sealcorp of $2.6 million, and

          (c) the acquisition of Generic which introduced negative working capital of $2.0 million due to the funding of this business by way of short term bank overdrafts.

     Deferred development costs. Brocker Management has reviewed the status of the projects to which deferred development costs related and as a result, decided to fully amortize all previously deferred development costs into the current period.

     Goodwill. Management has reviewed the carrying value of goodwill in relation to the decision to withdraw from its distribution business. As a result goodwill relating to non-continuing businesses has been amortized in the current financial year. The remaining goodwill value relates principally to the acquisition of Generic and Certus

     Investment in associate companies. Regarding the recoverability of the funding loan to Highway Technologies Limited, Management has assessed that this is ultimately dependent on the future revenue stream from the software technology under development and from consultancy services. Accordingly, Management considers a full impairment provision is required as at March 31, 2001

     Capital assets. The increase in the carrying value of capital assets is principally related to the acquisition of Generic in October 2000. Buildings and computer equipment with a book value of $6.9 million were acquired. Management have also completed a review of the carrying value of assets, subsequent to the decision withdraw from the distribution business, which depreciated assets by a further $0.6 million.

     Long - term debt. Long-term debt has increased as a result of the acquisition of Generic and subsequent debt financing undertaken by its subsidiaries primarily to fund the construction of commercial premises. The long-term debt on acquisition amounted to $0.9 million and has increased to $2.7 million at March 31, 2001. Term debt in relation to the purchase of the Corporation's Auckland premises in 1999 was reduced $0.4 million during the same period.

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

     No forward exchange contracts were entered into during Fiscal 1999, Fiscal 2000 or Fiscal 2001. During Fiscal 1998, the average value of these forward contracts amounted to New Zealand $1.2 million. These contracts were entered as a hedge against New Zealand purchases made in Australian dollars. Since then the majority of our major suppliers have changed from invoicing in their home currency to invoicing in New Zealand Dollars. This should eliminate our exchange risk on the transactions and, therefore, eliminates the need for foreign exchange hedging.

     The Company has not entered, and therefore does not have any exposure to, interest rate swaps, commodity prices or other derivative financial instruments.

Item 10.  Directors and Officers of Registrant

     The table below identifies, and provides certain information concerning, our directors, executive officers and certain key managers.

Name                             Age                     Positions
----                             ---                     ---------
Casey J. O'Byrne                 47      Chairman of the Board and Director
Michael B. Ridgway               39      Vice Chairman and Director
Richard Justice                  45      Chief Executive Officer and Director
Andrew J. Chamberlain            39      Secretary and Director**
Daniel Hachey                    42      Director
Robert W. Singer                 53      Director
Robert Rowell                            Director
Grant Hope                       32      Chief Financial Officer
Simon Jones                      38      General Manager of Commercial Ventures

----------
*    The indicated individual is a key manager but not an officer.

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

Michael B. Ridgway, Vice Chairman of Auckland, New Zealand, served as our Chief Executive Officer since joining our company in December 1994 until February 2001, and has throughout that period to the current date served as a director. Mr. Ridgway joined us following our acquisition of Sealcorp Computer Products Limited ("Sealcorp"), a distributor of computer-based technology products. Mr. Ridgway was the founder of Sealcorp and served as Sealcorp's Managing Director from 1987, when Sealcorp was formed, until December 1994, when we acquired Sealcorp. Sealcorp is currently a wholly owned subsidiary of our company.

     Richard Justice of Auckland, Chief Executive Officer, New Zealand, served as our Chief Financial Officer from September 1997 to February 2001 In addition, Mr Justice has served as our Chief Operating Officer since October 1999. From 1993 until September 1997, Mr. Justice served as Financial Controller of Sealcorp (which has been a wholly owned subsidiary of our company since December
1994). Prior to joining Sealcorp, Mr. Justice was a financial consultant (1987 to 1993) and held various management positions at several distribution companies (1976 to 1987). Mr. Justice has a Master's degree in Business Administration from Auckland University and is a licensed accountant in New Zealand. Mr Justice has served as a director since September 1997.

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

     Bob Rowell joined our board of directors in June 2001. Mr Rowell has been involved with the Investor Relations activity of Brocker since 1996 and has made a significant contribution to Brocker through all aspects of capital raising and investor relations. Mr. Rowell has a background in economics, insurance and financial consulting.

     Grant Hope, Chief Financial Officer, joined Brocker in June 1998 as Group Financial Controller. Mr Hope was previously with the accounting and consulting firm, specializing in audit and corporate finance and working in New Zealand, the UK and the Channel Islands.

     Simon Jones, General Manager of Commercial Ventures, joined Brocker in November 2000. Mr. Jones came to Brocker from KPMG, where he was Director, Financial Advisory Services. He has 17 years' business experience, the past nine years of which have been in professional services, specializing in strategic business planning, financial management, project management, viability assessment and restructuring reviews.

     Directors are elected at each annual meeting of our shareholders and hold office until the next annual meeting of shareholders and the election and qualification of their successors. Executive officers are elected by and serve at the discretion of the board of directors.

Item 11.  Compensation of Directors and Officers

Aggregate Compensation of Officers, Key Managers and Directors

     During our fiscal year ended March 31, 2001, we paid aggregate cash compensation to our officers, key managers identified under Item 10 approximately $XXXX. Compensation is payable to Non-executive directors on the basis of $1,000 per meeting for Board meetings and $500 per meeting for committee meetings. The Chairman, Casey O'Byrne, was paid fees of $21,400 per annum, applied to Mr. O'Byrne's loan from the Corporation. The Vice-Chairman, Michael Ridgway received consulting fees of $114,043 during the year to March 31, 2001. The Corporation has agreed to pay Robert W. Singer fees of $70,417 per year. Directors were granted options to acquire shares, the details of which are set out in the tables above.

     We also granted to this group stock options to purchase an aggregate of 37,500 of our common shares. See "--Option Grants to Directors, Officers and Certain Key Managers." The aggregate value of non-cash compensation (excluding stock options) that we provided to this group did not exceed 10% of the cash compensation.

Compensation of Certain Officers and Key Managers

     The table below shows, for our fiscal year ended March 31, 2001, certain information concerning the compensation of our Chief Executive officer and the other officers and key managers of our company who are identified under Item 10--"Directors and Officers of Registrant" (other than Mr. Chamberlain, who serves as corporate secretary but is not an employee).

         Summary Compensation Table for Fiscal Year Ended March 31, 2000


                                                                                        Long Term
                                                                                        Compensation
                                       Annual Compensation (Cdn. $)                     Awards
                                       -----------------------------------------        ---------------
                                                                                        Securities       Other
                                                                    Other Annual        Underlying       Compensation
                                       Salary      Bonus            Compensation        Options(1)       (Cdn. $)
-----------------------------------------------------------------------------------------------------------------------
 Michael B. Ridgway                          --      --                       --                --       $114,043
     Chief Executive Officer

 Richard Justice                       $105,570      --                   17,742            50,000          --
     Chief Executive Officer

 Grant Hope                              69,244      --                   11,828            50,000          --
      Chief Financial Officer

 Simon Jones                             25,441      --                    4,579                --          --
      General Manager -
      Commercial Ventures (2)

(1) This column shows the number of options to purchase our common shares that were granted to the indicated individual during the fiscal year. The options provide for an exercise price of $7.40 per share.

(2)  Joined November 2000

Compensation of Directors

     During our fiscal year ended March 31, 2001, we did not pay any cash compensation to non-employee directors in their capacity as such. We did, however, reimburse them for certain expenses related to the performance of their duties. We also granted options to certain of these directors. See--"Option Grants to Directors, Officers and Certain Key Managers"

     We are currently paying cash compensation to certain non-employee directors as follows: (1) we are compensating directors on the basis of $1,000 for each board meeting and $500 for each committee meeting and (2) we had agreed to pay Robert W. Singer fees of $70,417 per year although no payments have been made to date.

Option Grants to Directors, Officers and Certain Key Managers

     The table below summarizes the options that we granted, during our fiscal year ended March 31, 2000, to the directors, officers and key managers who are identified under Item 10--"Directors and Officers of Registrant."

                      Number of Securities      Exercise Price
Name               Underlying Options Granted     Per Share     Expiration Date
----------------   --------------------------     ---------     ---------------
Robert W. Singer              50,000                 $8.45      August 21, 2005
Richard Justice               50,000                 $7.40      March 31, 2005
Grant Hope                    50,000                 $7.40      March 31, 2005

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

Introduction

     The table below shows, as of September 7, 2000, the number of our common shares that are outstanding or subject to warrants and options.

--------------------------------------------------------------------------------
 Number of shares outstanding (not including                   18,326,625
 shares held in escrow as described below)
--------------------------------------------------------------------------------
 Number of shares held in escrow (as described                  1,015,420
 under "--Shares Relating to Acquisitions--Shares
 held in Escrow")
--------------------------------------------------------------------------------
 Number of shares subject to outstanding warrants               2,466,400
--------------------------------------------------------------------------------
 Number of shares subject to outstanding options                2,013,000
--------------------------------------------------------------------------------

Warrants

     As of September 20, 2001, there were outstanding warrants to purchase an aggregate of 2,466,400 of our common shares. Certain information concerning these warrants is set forth in the table below:

  ------------------------------------------------------------------------------
  Number of Common Shares Subject  Exercise Price Per Share    Expiration Date
  to Warrants                      (Cdn. $)                    of Warrants
  ------------------------------------------------------------------------------
               852,000                           1.25          January 16, 2002
  ------------------------------------------------------------------------------
               486,000                           3.15          June 15, 2001
  ------------------------------------------------------------------------------
               228,400                           6.25          January 21, 2002
  ------------------------------------------------------------------------------
               900,000                           3.15          June 15, 2001
  ------------------------------------------------------------------------------

Options

     As of September 20, 2001, there were outstanding options to purchase an aggregate of 1,998,000 of our common shares. Certain information concerning these options is set forth in the table below:

  ------------------------------------------------------------------------------
  Number of Common Shares     Exercise Price Per         Expiration Date
  Subject to Options          Share (Cdn. $)             of Options
  ------------------------------------------------------------------------------
               350,000                     11.25         February 29, 2005
  ------------------------------------------------------------------------------
               170,000                      1.18         December 1, 2001
  ------------------------------------------------------------------------------
                57,000                      1.31         December 1, 2001
  ------------------------------------------------------------------------------
               330,000                      1.90         November 20, 2002
  ------------------------------------------------------------------------------
                50,000                      1.50         November 30, 2003
  ------------------------------------------------------------------------------
               346,000                      1.41         July 2, 2004
  ------------------------------------------------------------------------------
               100,000                      8.45         August 21, 2005
  ------------------------------------------------------------------------------
               595,000                      7.40         March 31, 2005
  ------------------------------------------------------------------------------

     The table below shows, as of September 20, 2001, the options held by those persons identified under Item 10--"Directors and Officers of Registrant". (These options are a subset of the options shown in the table immediately above.)

  ---------------------------- -------------------------- ----------------------------- ------------------------
                               Number of Common Shares    Exercise Price Per Share      Expiration Date of
  Name of Officer or Director  Subject to Options         (Cdn. $)                      Options
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Michael B. Ridgway                     200,000                         11.25                February 29, 2005
                                          30,000                          1.90                November 20, 2002
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Casey O'Byrne                          100,000                         11.25                February 29, 2005
                                         145,000                          1.18                 December 1, 2001
                                          57,000                          1.31                 January 12, 2001
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Richard Justice                        118,000                          1.41                    July 2,  2004
                                          50,000                          7.40                   March 31, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Andrew J. Chamberlain                   50,000                         11.25                February 29, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Robert W. Singer                        50,000                          8.45                  August 21, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------
  Grant Hope                              50,000                          7.40                   March 31, 2005
  ---------------------------- -------------------------- ----------------------------- ------------------------

Shares Relating to Acquisitions

     Shares Held in Escrow

     In connection with a number or our acquisitions, we agreed with the seller that (1) some or all of the acquisition consideration would be in the form of our common shares, (2) some or all of such common shares would be placed in escrow and (3) the number of escrowed shares, if any, that would be released to the seller would depend on the post-acquisition financial performance of the acquired company relative to criteria set forth in the acquisition agreement. As of September 20, 2001, an aggregate of 1,015,421 common shares were being held in escrow. See notes 3 and 9 to our consolidated financial statements included under Item 17.

     Contingent Share Consideration

     In connection with a number of our acquisitions, we agreed with the seller that the purchase price would depend on the post-acquisition financial performance of the acquired company over a specified period. Pursuant to these agreements, we may be required to issue additional common shares as acquisition consideration. We currently cannot know the number of additional shares that we will be required to issue, since this number depends on future events including the future market price of our common shares. As at September 20, 2001 it was estimated that pursuant to acquisition agreements there was 1,411,225 shares to be issued for the Generic Technologies and 1World Systems Limited acquisitions (See note 9(iv) to our consolidated financial statements)

     In addition there are 223,547 shares to be issued in relation to the acquisition of Certus Project Consulting Limited. The sale and purchase agreement provided a purchase price guarantee the effect of which would, at the current share price, result in the issue of 2,605,833 shares. The Company retains the right to settle this acquisition by way of cash payments equaling $1,563,500. Settlement is by way of four equal installments, the first falling due on August 31, 2001, the final three being due on November, 30, 2001, February 28, 2002 and May 31, 2002. As at September 20, 2001 no shares have been issued.

Item 13.  Interest of Management in Certain Transactions

Option-Related Loans to Officers

     We have, from time to time, made loans to certain of our officers in order to enable them to purchase our common shares through the exercise of stock options. The maximum outstanding amount of these loans during the fiscal year ended March 31, 2001 was $660,884, and, as of March 31, 2001, the outstanding amount of these loans was $591,867. Each of these option-related loans was made subject to the following terms: (1) the loans bears interest at a rate between 5% and 14% per annum (except that $339,683 of loans to Richard Justice are interest-free), (2) the loan is secured by the common shares that were purchased using the loan proceeds, and (3) the loan is repayable on demand or within 30 days after the borrower ceases to be an employee of our company.

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




                                    Brocker Technology Group Ltd.





                                    By  Richard Justice
                                        -------------------------------------
                                    Name:  Richard  Justice
                                    Title: Chief Executive Officer and
                                           Chief Operating Officer

Date: September 20, 2001

                          BROCKER TECHNOLOGY GROUP LTD

                              FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

BROCKER TECHNOLOGY GROUP LTD

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000



I N D E X


Auditors' Report                                                  Page 2

Consolidated Balance Sheets                                       Page 3

Consolidated Statements of Earnings                               Page 4

Consolidated Statements of Retained Earnings                      Page 5

Consolidated Statements of Movements in Foreign
   Currency Translation Reserve                                   Page 5

Consolidated Cash Flow Statements                                 Page 6

Notes to Consolidated Financial Statements                        Page 7 to 34

Auditors' report to the shareholders

We have audited the consolidated balance sheets of Brocker Technology Group Ltd as at March 31, 2001 and the consolidated statements of earnings, retained earnings, movements in foreign currency translation reserve and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at March 31, 2000 and for the year then ended, prior to adjustment for change due to restatement of discontinued operations as described in note 18, were audited by another firm of chartered accountants who expressed an opinion without reservation on those financial statements in their report dated July 27, 2000. We have audited the restatements and in our opinion, such restatements, in all material respects, are appropriate and have been properly applied.


Chartered Accountants


Auckland, New Zealand
August 27, 2001

BROCKER TECHNOLOGY GROUP LTD
CONSOLIDATED BALANCE SHEETS
As AT MARCH 31, 2001 AND 2000

                                                         Note               2001              2000
                                                                              $                 $
ASSETS
Current Assets
Cash                                                                      2,612,073         8,637,357
Accounts receivable                                                      12,767,298        19,068,160
Other receivables                                         11              2,070,164         2,266,494
Inventories                                                              13,706,060        20,293,533
Prepaid expenses and deposits                                               527,448           154,708
Income taxes recoverable                                                         --           791,212
Future tax assets                                         10                567,184           778,661
                                                                       ------------      ------------

                                                                         32,250,227        51,990,125

Deferred Development Costs                                 5                     --         1,593,621

Capital Assets                                             4             10,750,308         5,307,852

Investment in Associated Company                           6                     --           833,000

Goodwill (Net of accumulated amortisation                                 6,661,085         1,803,957
of $4,623,819 ($1,312,810: 2000))                                      ------------      ------------
                                                                       $ 49,661,620      $ 61,528,555
                                                                       ============      ============

LIABILITIES
Current Liabilities
Bank Overdraft                                                            3,505,150                --
Accounts payable                                                         15,022,049        26,467,639
Accrued liabilities                                                      11,345,516         3,824,673
Taxation Payable                                          10              1,354,760           430,910
Financing facility                                       8(b)             4,153,223         7,502,880
Current portion of long-term debt                        8(a)               973,482           203,531
                                                                       ------------      ------------

                                                                         36,354,180        38,429,633

Long-Term Debt                                           8(a)             4,526,530         1,872,229

Future Tax Liability                                      10                     --            85,077
                                                                       ------------      ------------

                                                                         40,880,710        40,386,939

EQUITY
Minority Interest                                                         1,710,125                --

SHAREHOLDERS' EQUITY
Common shares                                           9(b)(i)          23,922,368         7,428,680
Warrants Issued                                        9(b)(iii)                 --        16,110,000
Shares to be issued                                    9(b)(iv)           7,331,267           359,441
Less:  Share issue costs                                                 (2,268,988)       (2,136,051)
                                                                       ------------      ------------
Total Share Capital                                        9             28,984,647        21,762,070
Foreign Currency Translation Reserve                                     (3,729,548)       (1,745,415)
Retained Earnings/(Deficit)                                             (18,184,314)        1,124,961
                                                                       ------------      ------------

                                                                          7,070,785        21,141,616

TOTAL EQUITY                                                              8,780,910        21,141,616
                                                                       ------------      ------------

Commitments                                               16
Contingencies                                             17
Subsequent Events                                         18
                                                                       $ 49,661,620      $ 61,528,555
                                                                       ============      ============

Signed on behalf of the Board



Richard Justice                                 Andrew Chamberlain
---------------------------                     ---------------------------
Director                                        Director

Date: August 27, 2001

See the accompanying notes to the consolidated financial statements.

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENT OF EARNINGS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

                                                              Note                2001                2000
                                                                                    $                   $
Revenue
Sales                                                                           99,402,234        135,654,179

Cost of Goods Sold                                                              83,536,061        118,934,768
                                                                             -------------      -------------

Gross Margin                                                                    15,866,173         16,719,411
                                                                             -------------      -------------

Operating Expenses
Depreciation and amortisation                                                    6,736,726          1,782,483
Net interest expense                                           8(a)              1,717,410          1,122,586
Salaries and commissions                                                        11,635,080          8,904,799
Other operating expenses                                        20              15,181,869          5,926,969
                                                                             -------------      -------------

Total operating expenses                                                        35,271,086         17,736,837
                                                                             -------------      -------------

Operating (Loss)/Income                                                        (19,404,912)        (1,017,426)

Other Income                                                    20               1,558,631            668,754
Equity accounted losses of associated company                    6                 (27,290)           (83,180)
                                                                             -------------      -------------

(Loss)/Income before Income Tax Provision                                      (17,873,571)          (431,852)

Income Tax Provision                                            10               1,301,940             (2,824)
                                                                             -------------      -------------

Net (loss)/Earnings after tax, before minority interests                       (19,175,511)          (429,028)

Minority Interest in Net Profit After Taxation                                     133,764                 --

Net (Loss)/Earnings for the year after tax and minority interests            $ (19,309,275)     $    (429,028)
                                                                             =============      =============


Earnings Per Common Share                                      9(d)          $       (1.06)     $       (0.04)
                                                                             =============      =============

Details of discontinued operations, Note 18

See the accompanying notes to the consolidated financial statements.

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


                                                       2001             2000
                                                         $                $

Retained Earnings, Beginning of the year             1,124,961       1,706,732

Net (Loss)/Earnings for the year                   (19,309,275)       (429,028)

Preferred dividends paid                                    --        (152,743)
                                                  ------------    ------------

Retained Earnings/(Deficit), End of the year      $(18,184,314)   $  1,124,961
                                                  ============    ============

Withholding taxes payable on repatriation of earnings are not provided until it is planned to repatriate any of those earnings.



BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED STATEMENTS OF MOVEMENTS IN FOREIGN CURRENCY TRANSLATION RESERVE

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

                                                                     2001             2000
                                                                       $                $
Beginning of the year                                             (1,745,415)       (799,084)

Difference arising on the translation of foreign operations       (1,984,133)       (946,331)
                                                                 -----------     -----------

End of the year                                                  $(3,729,548)    $(1,745,415)
                                                                 ===========     ===========

See the accompanying notes to the consolidated financial statements.

BROCKER TECHNOLOGY GROUP LTD

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

                                                             Note            2001             2000
                                                                               $                $
Cash flows from operating activities

Receipts from customers                                                 105,783,743       138,510,831
Payments to suppliers and employees                                    (108,831,126)     (142,616,495)
Net interest paid                                                           (38,335)       (1,122,586)
Taxation refunded / (paid)                                                       --          (254,202)
                                                                      -------------     -------------

Cash flows from operating activities                           14        (3,085,718)       (5,482,452)

Cash flows from investing activities

Proceeds from the sale of investments and capital assets                         --            44,750
Purchase of capital assets                                                 (766,947)       (1,086,880)
Investment in associated company                                            (69,492)         (356,354)
Purchase of subsidiaries                                                 (1,838,094)          (33,831)
Cash overdraft introduced on acquisition of
  Generic Technology Limited                                             (3,225,314)               --
                                                                      -------------     -------------

Cash flows from investing activities                                     (5,899,847)       (1,432,315)

Cash flows from financing activities

Proceeds from shares and warrants issued                                    185,000        15,738,616
Proceeds from share options exercised                                        17,700           261,600
Proceeds from mortgage finance raised                                            --                --
Repayment of mortgage finance                                              (413,595)         (244,006)
Payment of dividend on preferred shares                                          --          (152,743)
                                                                      -------------     -------------

Cash flows from financing activities                                       (210,895)       15,603,467
                                                                      -------------     -------------

Net increase / (decrease) in cash equivalents                            (9,196,460)        8,688,700



Cash / (Overdraft) at Beginning of the year                               8,637,357           (55,433)

Translation of cash equivalents to reporting currency                      (333,974)            4,090
                                                                      -------------     -------------

(Overdraft)/Cash at End of the year                                   $    (893,077)    $   8,637,357
                                                                      =============     =============

(Overdraft)/Cash comprised of:
Cash                                                                      2,612,073         8,637,357
Bank Overdraft                                                           (3,505,150)               --
                                                                      -------------     -------------

                                                                           (893,077)        8,637,357
                                                                      =============     =============

See the accompanying notes to the consolidated financial statements.

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000

1.   BASIS OF PRESENTATION

     a)   General

          Brocker Technology Group Ltd, ("the Company"), was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

          On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

          On August 21, 2000 the Company also listed on the NASDAQ National Market.

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

              Subsidiary                                         Percentage Held
              ----------                                         ---------------
              Brocker Technology Group (NZ) Limited                   100%
              Brocker Online Services Limited                         100%
              Sealcorp Computer Products Limited                      100%
              Sealcorp Telecommunications Group Limited               100%
              Certus Consulting Limited                               100%
              Easy PC Computer Rentals Limited                        100%
              Industrial Communications Service Limited               100%
              Powercall Technologies Limited                          100%
              Generic Technology Limited                              100%
              Datec Fiji Limited                                      100%
              Kepra Software Limited                                   52%
              Datec (Australia Limited)                               100%
              Datec (Vanuatu) Limited                                  66%
              Pacific Software Limited                                100%
              Datec (PNG) Limited                                      50%
              Datec Queensland                                         50%
              Enertec (Australia) Pty Limited                          50%

              Non-operating Subsidiary                           Percentage Held
              ------------------------                           ---------------
              Brocker Investments (Australia) Pty Limited             100%
              Sealcorp Australia Pty Limited (in receivership)        100%
              Brocker Financial Limited                               100%
              Image Craft Australia Pty Limited                       100%
              Datec (PNG) Investments                                  50%
              Pritech Corporation Limited                             100%
              Pritech Australia Pty Limited                           100%
              1 World Systems Limited                                 100%
              Tech Support Limited                                    100%

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     a)   Principles of Consolidation (Continued)

               Non-operating Subsidiary                         Percentage Held
               ------------------------                         ---------------
               Enertec Technology (PNG) Limited                      100%
               Datec (Solomons) Limited                               48%
               Telecom Pacific Limited                               100%
               Network Services Limited                              100%

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

          The following rates were used in the preparation of the financial statements:

          New Zealand dollar           Average rate             Rate at March 31

          2001                         0.6571                   0.6396
          2000                         0.7565                   0.7238

          Australian dollar            Average rate             Rate at March 31

          2001                         0.8358                   0.7734
          2000                         0.9436                   0.8903

          Fiji dollar                  Average rate             Rate at March 31

          2001                         0.6859                   0.6569
          2000                         --                       --

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     c)   Foreign Currency (Continued)

          Papua New Guinea kina        Average rate             Rate at March 31

          2001                         0.5090                   0.4759
          2000                         --                       --


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
                Computer hardware                             20 to 30%
                Computer software                             30 to 40%
                Plant and Equipment                           20 to 26%
                Leasehold improvements                       25 to 100%
                Computer hardware held for rental             33 to 50%

     f)   Revenue recognition

          The Company earns substantially all of its revenue from the sale and delivery of products and services to its customers. Revenue is recorded when the products are shipped, or services rendered to customers.

     g)   Research and development expenditure

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

          Withholding taxes payable on repatriation of earnings are not provided until it is planned to repatriate any of those earnings.

BROCKER TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Change in Accounting Policy

          In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, Income Taxes. The standard required a change from the deferred method of accounting for income taxed under Handbook Section 3470, Corporate Income Taxes, to the asset and liability method of accounting for income taxes.

          The Company has adopted Section 3465 retroactively with a minor reclassification of the 1999 balance sheet comparative figures. The adoption of Section 3465 has had no impact on the earnings for the year ended March 31, 2001, or March 31, 2000.

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

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


3.   ACQUISITIONS

     2001 Acquisitions

     Generic Technology Group

     As at October 1 2000 the company completed and signed a formal agreement to acquire the Generic Technology Group, the private company of the Datec Group of companies ("Datec"). Datec is a leading developer and marketer of information technology, and a major telecommunications and network management consulting firm.

     The company will issue 1,393,770 common shares (market price of $3.99 on the date they became eligible for issue) plus a cash payment of $1,493,325.

     As at March 31 2001 an amount of $1,493,325 had been paid. The second payment of 1,493,325 has been accrued, and the two final payments of $1,493,325 are payable on June 30, 2002 and 2003. The final two payments are subject to earnout targets being achieved. The 1,393,770 shares have been categorised as `To be issued'. An additional 350,000 shares are to be issued to senior management of Datec, upon completion. The issue of these shares is currently subject of negotiation.

             The effect on the purchase is as follows:                $

             Current assets                                     15,920,872
             Non current assets                                  6,865,705
             Current Liabilities                               (17,900,078)
             Non current liabilities                              (866,604)
             Less Minority interests                            (1,805,634)
             Goodwill                                            6,597,969
                                                               -----------
             Consideration paid to date and accrued              8,812,230
                                                               ===========

             Cash payments made                                  1,493,325
             Cash payments accrued                               1,493,325
             Shares to be issued (at $3.99)                      5,561,142
             Acquisition costs                                     264,438
                                                               -----------
             Consideration paid to date and accrued              8,812,230
                                                               ===========

             Refer to note 16 for outstanding commitments in relation to the acquisition.

     Certus Consulting Limited

     As at August  31,2000 the company  purchased  the assets of Certus  Project
     Consulting   Limited   (Certus)   for   a   consideration   of   $1,563,500
     (NZD$2,500,000).

     Certus  is  involved  in  the  provision  of  information   technology  and
     telecommunications management consulting. The company was purchased for the consideration of 223,357 shares issued at $7.00.

     Communica Limited

     As at August 31, 2000 the company purchased the assets of Communica Limited for $215,865 ($337,500 NZD). Communica Limited, now operating as Brocker Online Services Limited, is involved in the provision of Toll and Cellular Services to customers.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


3.   ACQUISITIONS (Continued)

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

     The acquisition has been accounted for using the purchase method. Net assets acquired and consideration paid are as follows:

                                                                    2000
                                                                      $
     Net current assets                                            37,470
     Capital assets                                                 9,555
     Net current liabilities                                      (22,822)
     Goodwill attributed, now written off                           9,628
                                                                  -------
     Consideration paid                                            33,831
                                                                  =======

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


4.   CAPITAL ASSETS

                                                         2001
                                     -------------------------------------------
                                         Cost        Accumulated        Net Book
                                                    Depreciation          Value

     Land (Note 8a)                     498,888              --         498,888

     Buildings (Note 8a)              7,180,773         187,462       6,993,312

     Office equipment
     - leased                             8,006           1,857           6,148
     - non-leased                       522,595         358,658         163,937

     Vehicles
     - leased                           963,502         428,205         535,297
     - non-leased                       336,842         219,841         117,001

     Furniture and fixtures
     - leased                           235,839          98,394         137,445
     - non-leased                       521,493         337,176         184,316

     Computer hardware
     - leased                                --              --              --
     - non leased                     1,545,477         937,453         608,023
     - held for rental                  426,865         339,313          87,552

     Computer software
     - leased                           120,479         120,479              --
     - non leased                       216,969         151,185          65,784

     Plant and Equipment
     - leased                         1,728,337         756,719         971,618
     - non leased                       682,640         345,207         337,433

     Leasehold improvements              52,030           8,476          43,554
                                     ----------      ----------      ----------

                                     15,040,735       4,290,425      10,750,308
                                     ==========      ==========      ==========

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


4.   CAPITAL ASSETS

                                                         2001
                                     -------------------------------------------
                                         Cost        Accumulated       Net Book
                                                    Depreciation         Value

     Land (Note 8a)                     564,564              --         564,564

     Buildings (Note 8a)              2,559,064         110,494       2,448,570

     Office equipment
     - leased                             1,918             782           1,136
     - non-leased                       448,460         258,070         190,390

     Vehicles
     - non-leased                        99,096          59,655          39,441

     Furniture and fixtures
     - non-leased                       424,424         223,068         201,356

     Computer hardware
     - leased                            34,163          21,010          13,153
     - non leased                     1,666,874         962,961         703,913
     - held for rental                1,220,305         850,910         369,395


     Computer software                  774,687         172,898         601,789

     Plant and Equipment                290,917         183,381         107,536

     Leasehold improvements             103,493          36,884          66,609
                                      ---------       ---------       ---------

                                      8,187,965       2,880,113       5,307,852
                                      =========       =========       =========


5.   DEFERRED DEVELOPMENT COSTS

                                                                          2001          2000
                                                                            $             $
     Development costs deferred as at March 31,                        1,593,621     1,252,368

     Development costs deferred during the year ended March 31           263,608       841,771
                                                                      ----------    ----------
                                                                       1,857,229     2,094,139

     Amortised as at March 31,                                        (1,857,229)     (500,518)
                                                                      ----------    ----------

     Development costs deferred as at March, 31                               --     1,593,621
                                                                      ==========    ==========

     Development costs deferred principally related to the development of software applications.

     Management has reviewed the status of the projects to which deferred development costs related and also considered generally accepted accounting policies. As a result, management have decided to fully amortise all previously deferred development costs into the current period.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


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

     In addition to the investment, Brocker Technology Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the company's establishment phase up to a maximum of $1,085,700. Interest is payable on these funds at 30% per annum. As at March 31, 2001 amounts advanced to Highway Technologies Limited amounted to $1,038,553 ($1,001,270: 2000). No interest has been recorded on the loan for the current year (nil, 2000).

                                                      2001              2000
     Carrying value of investment                       $                 $

     Initial cost of investment                      87,366            87,366
     Amounts owing from associate                 1,038,553         1,001,270
     Equity accounted losses to date               (282,926)         (255,636)
     Provision for impaired loan                   (842,993)               --
                                                 ----------        ----------
                                                         --           833,000
                                                 ==========        ==========

     Management has assessed the recoverability of the funding loan to Highway Technologies Limited, which is ultimately dependent on the future revenue stream of the software technology under development and the revenue stream from consultancy services, and consider a full impairment provision is required as at March 31, 2001.

7.   RENTAL FINANCE LIABILITY

     Easy PC Computer Rentals Limited,  a subsidiary of Brocker Technology Group
     (NZ) Limited, acts as an intermediary between an independent finance company, which arranges finance for the purchase of equipment, and its customers.

     During March 1999 Easy PC Computer Rentals Limited renegotiated its Rental Recourse Dealer Deed, with the independent finance company, to ensure that all significant risk of recourse from the individual finance agreements was transferred to the independent finance company. Due to the renegotiation the Group risk of recourse as at March 31, 2001 is limited to $85,368 ($109,364: 2000).

     During 2001 arrangements were agreed with the independent finance company to ensure all subsequent agreements had no recourse.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


8.   INDEBTEDNESS

                                                                                2001               2000
                                                                                  $                  $
     a)   Long Term Debt

          Mortgage finance liability, payable in New Zealand                 4,694,868          1,975,527
          Dollars and Fiji Dollars, with a current interest rates
          of 7.29 - 7.66%, Collateralised by land and buildings situated at 17 Kahika Road, Beachaven, Auckland and properties in
          Gordon Street, Goodenough Street and Ackland Street'
           Suva, Fiji payable over 10 Years

          Less:  Current portion                                              (599,864)          (171,561)
                                                                            ----------         ----------

                                                                             4,095,004          1,803,966

          Capital lease obligations payable in New Zealand dollars and
          Fiji Dollars, with interest rates ranging from 6.6% to 14.5%
          per annum, collateralised by related assets, payable over
          1 to 3 years.                                                        760,263             49,567

          Less:  Current portion                                              (373,618)           (31,970)
                                                                            ----------         ----------

          Capital lease obligations payable over 1 year                        386,645             17,597

          Unsecured Term Liability, repayable in NZ$                            44,881             50,666
                                                                            ----------         ----------

                                                                            $4,526,530         $1,872,229
                                                                            ==========         ==========

          The total interest expense for the year in relation to long term debt, was $368,379 ($158,104: 2000).

          Capital lease obligations are repayable as follows:
                  2001                                                         373,618             31,970
                  2002                                                         254,302             17,597
                  2003                                                         132,343                 --
                                                                            ----------         ----------

                                                                            $  760,263         $   49,567
                                                                            ==========         ==========

          Mortgage finance liabilities are repayable as follows:

                                                                                2001                2000
                                                                                  $                   $
          In less than 1 year                                                  599,864            171,561
          1 to 2 years                                                         679,516            185,174
          2 to 3 years                                                         770,596            199,867
          3 to 4 years                                                         874,831            215,726
          4 to 5 year                                                          851,376            232,844
          5 years and over                                                     918,685            970,355
                                                                            ----------         ----------
                                                                             4,694,868          1,975,527
                                                                            ==========         ==========

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


8.   INDEBTEDNESS (Continued)

                                                     2001               2000
                                                       $                  $

     b)   Financing Facility                      $4,153,223         $7,502,880
                                                  ==========         ==========

          During the year ended March 31, 2000 Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Sealcorp Australia Pty Limited (all subsidiaries of the company) have successfully renegotiated their financing arrangements. A NZ$20 million financing facility, secured by a registered first debenture on the assets and undertakings of these companies, replaced the previous facility of similar terms, which was terminated during the period. The current interest rate on this facility is 7.3%. Subsequent to March 31, 2001 this facility has been terminated with all funds repaid.

     c)   Rental finance Liability

          Easy PC Rentals Limited (Easy PC), a subsidiary of Brocker Technology Group Limited uses an intermediary finance company which arranges finance for the purchase of equipment for its customers.

          On May 7 2001, Easy PC invoked a clause in its Rental Recourse Dealer deed capping its recourse to 9% of amounts outstanding in respect of outstanding customer lease liabilities. The amount paid was $58,843.

          All existing and subsequent agreements with the independent Finance company have no recourse.

9.   SHARE CAPITAL

     a)   Authorised

               Unlimited number of common shares
               Unlimited number of Preferred Shares
               10,000,000 Series A Preferred Shares
                  6 1/2% cumulative

          Issued and outstanding                            2001              2000
                                                              $                 $
               Common shares                9(b)(i)      23,922,368         7,428,680
               Warrants Issued              9(b)(iii)             -        16,110,000
               Shares to be issued          9(b)(iv)      7,331,267           359,441

               Less:  Share issue costs                  (2,268,988)       (2,136,051)
                                                        -----------       -----------

                                                        $28,984,647       $21,762,070
                                                        ===========       ===========

          As at March 31, 2001 1,015,421 shares were being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis. In the prior year 963,602 shares were held in escrow.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


9.   SHARE CAPITAL

     b)   Share Transactions

     (i)  Common Shares

                                                                        2001                              2000
                                                              Shares            Amount          Shares            Amount
          Shares outstanding  - at March 31,                15,258,804        9,012,555       12,125,854        4,937,365

          Issue of shares for acquisition
          of 1World Systems Ltd (formerly
          Microchannel Ltd)                                         --               --           46,337           81,090

          Issue of shares for acquisition
          of Powercall Technologies
          Limited (Note b)(i)(ii))                             155,241          254,595               --               --

          Conversion of Preference shares                           --               --        1,884,613        2,450,000

          Exercise of share warrants                         3,928,000       16,295,000               --               --
          (Note b)(iii))

          Exercise of stock options                             15,000           17,700          177,000          261,600

          Shares issued pursuant to July,                           --               --        1,000,000        1,070,000
          2000 private placement

          Other shares issued                                       --               --           25,000          212,500
                                                          ---------------------------------------------------------------

          Shares issued - at March 31,                      19,357,045       25,579,850       15,258,804        9,012,555

          Acquisition shares held in
          escrow (Note(b)(i)(i), (ii) and                   (1,015,421)      (1,657,482)        (963,602)      (1,583,875)
          (iii))
                                                          ---------------------------------------------------------------

          Shares outstanding - at March
          31,                                               18,341,624       23,922,368       14,295,202        7,428,680

          Shares issueable in relation to
          Warrants (Note 9(b)(iii))                                 --               --        3,780,000       16,110,000
                                                          ---------------------------------------------------------------

          Shares and warrants outstanding
          - at March 31,                                    18,341,624       23,922,368       18,075,202     $ 23,538,680
                                                          ===============================================================

          (i) During 1998 share script was issued in respect of the acquisition of Industrial Communications Service Limited. These shares (760,500) are currently held in escrow and are only released as earn-out provisions are achieved. As at March 31, 2001 no earn-out amounts have been achieved.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


9.   SHARE CAPITAL (Continued)

     b)(i) Share Transactions (Continued)

          (ii) During 1999 shares were issued, at $1.75, in relation to the acquisition of Powercall Technologies Limited in respect to earn-out targets that were achieved.

               During 2001, 155,241 shares were issued at $1.64 escrow in respect of earn-out targets achieved ($254,595).

               As at March 31, 2001 82,895 shares were being held in escrow, 103,422 having been released during the year.

          (iii)During 1999 additional shares were issued, at $1.75 in relation to the acquisition of Easy PC Computer Rentals Limited in respect to earn-out targets that were achieved.

               As at March 31, 2000 16,785 of these shares were being held in escrow.

          (iv) During 2000, 46,337 shares were issued at $1.75 in relation to the acquisition of 1 World Systems Limited

     (ii) Preferred Shares

                                                           2001                        2000
                                                   Shares        Amount        Shares         Amount
          Series A shares outstanding at
          March 31,                                      --            --     2,450,000      2,450,000

          Converted to Common Shares                     --            --    (2,450,000)    (2,450,000)
                                                ------------------------------------------------------

          Series A shares outstanding at
          March 31,                                      --            --            --             --
                                                 =====================================================

          In 1995 the Company acquired Brocker Investment (NZ) Limited and a liability was established in the accounts for the purchase consideration. In 1996 the liability was satisfied by the issuance of Series A preferred shares.

          During 2000, 2,450,000 shares were converted to common shares.

          During  2000  a  dividend  was  paid  at  6.5%  of  preferred   shares
          outstanding at September 30, 1999. No dividend was paid during the current financial year.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


9 b) SHARE CAPITAL (Continued)

(iii) Warrants

                                                 2001                         2000
     Warrants outstanding at March 31,   Number       Amount          Number        Amount
     First Special Warrants                   --            --      1,800,000     4,860,000
     Half warrants                       900,000            --             --            --
     Second Special Warrants                  --            --      1,800,000    11,250,000
     Other Warrants                      852,000            --      1,000,000            --
     Agents Warrants                     486,000            --        486,000            --
     Agents Options                      228,400            --        228,400            --
                                      ----------    ----------     ----------    ----------

                                       2,466,400            --      5,314,400    16,110,000
                                      ==========    ==========     ==========    ==========

          The first private placement occurred on December 15, 1999 and consisted of the issuance of 1,800,000 Special Warrants (the "First Special Warrants") at a price of $2.70 per First Special Warrant. This entitled the holder thereof to acquire one Common Share and one Half Warrant, at no additional cost, at any time until 4:00 p.m. (Edmonton time) (the "First Expiry Time") on the earlier of:

               (i) five days after the date the Company receives a receipt from the Alberta Securities Commission for the filing of a prospectus; and

               (ii) December 15, 2000.

          Two Half Warrants entitle the holder thereof to purchase one additional Common Share at a price of $3.15 per Common Share on or before June 15, 2001. As at March 31,2001 these half warrants have not been exercised. The company has subsequent to year end, extended the expiry dates of these warrants by one year.

          Other warrants were created as part of the private placement that was undertaken in June 1999. These warrants entitles the holder thereof to acquire 1,000,000 Common Shares, at the cost of $1.25 per Common Share, and expire on January 16, 2002. As at March 31, 2001 852,000 of these warrants were outstanding.

          In addition to the fee paid in connection with the offering of the First Special Warrants, the Company also granted Agents Warrants to acquire 486,000 Common Shares at a price of $3.15 per share on or before June 15, 2001. The company has subsequent to year end extended the expiry date of these warrants by one year. As at March 31, 2001 none of these warrants have been exercised.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


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

          As at March 31, 2000 no Agents Warrants or Options had been exercised.

          On April 11, 2001 the company by special resolution agreed to grant 300,000 warrants to Kaufmann Bros. L.P under an agreement originally entered into in October 2000 to provide capital planning and financial services to the group. The warrants were issued in 3 parcels of 100,00 shares with exercise prices of USD $2, $3, $4 per share.


     (iv) Shares to be issued (2001: $7,331,267, (2000: $359,441))

          At March 31, 2001 there were 1,393,573 shares due to be issued in relation to the acquisition of Generic Technology Limited. These shares have been at $3.99, being the market value of these shares as at October 13, 2000 being the date the acquisition was agreed.

          Also at March 2001, there were 223,357 shares due to be issued in relation to the acquisition of Certus Consulting Limited. These shares have been valued at $7.00, being the price guaranteed pursuant to the terms of the acquisition of this company.

          Also at March 31, 2001 and 2000 there were 17,652 shares due to be issued in relation to the earn out of 1World Systems Limited. These shares have been valued at $11.75, being the market value of these shares as at March 31, 2000 being the date the conditions for their issue were met.

          At March 31, 2000 there were 103,422 shares due to be issued in relation to the earn out of Powercall Technologies Limited. These shares have been valued at $1.47 being the market value of these shares as at June 30, 1999 being the date the conditions for their issue were met. These shares have now been issued.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


9.   SHARE CAPITAL (Continued)

     c)   Unexercised Options

                                                               2001                         2000
                                                      Number          Amount       Number          Amount
          Options outstanding at March 31,          1,318,000          $4.11       889,000          $1.56

          Granted                                     695,000          $7.55       696,000          $6.36

          Exercised                                   (15,000)         $1.18      (177,000)         $1.48

          Forfeited                                        --             --       (90,000)         $1.46
                                                   ------------------------------------------------------

          Options outstanding at March 31,          1,998,000          $5.33     1,318,000          $4.11
                                                   ======================================================

          As at March 31, 2001 all outstanding options are able to be exercised.

          Options held by the Directors of the Company (750,000: 2000) are as follows:

          -------------------------------------------------------------------
              Number of options       Exercise price         Expiry date
          -------------------------------------------------------------------
              145,000                        $1.18            01/12/01
          -------------------------------------------------------------------
               57,000                        $1.31            01/12/01
          -------------------------------------------------------------------
               30,000                        $1.90            11/20/02
          -------------------------------------------------------------------
               50,000                        $1.50            11/30/03
          -------------------------------------------------------------------
              118,000                        $1.41            07/02/04
          -------------------------------------------------------------------
               50,000                        $7.40            03/31/05
          -------------------------------------------------------------------
              200,000                       $11.25            02/29/05
          -------------------------------------------------------------------
              100,000                       $11.25            02/29/05
          -------------------------------------------------------------------
               50,000                       $11.25            02/29/05
          -------------------------------------------------------------------
               50,000                        $8.45            08/21/05
          --------------------------------------------
              850,000                        $6.20
          --------------------------------------------

          Options are held by employees of the Group as follows (568,000: 2000):

          -------------------------------------------------------------------
              Number of options       Exercise price         Expiry date
          -------------------------------------------------------------------
              228,000                        $1.41            07/02/04
          -------------------------------------------------------------------
              300,000                        $1.90            11/20/02
          -------------------------------------------------------------------
               25,000                        $1.18            12/01/02
          -------------------------------------------------------------------
               50,000                        $8.45            08/21/05
          -------------------------------------------------------------------
              545,000                        $7.40            03/31/05
          --------------------------------------------
            1,148,000                        $4.68
          --------------------------------------------

          There are no criteria that need to be met before the Options can be exercised by the holder. Options are forfeited in the event the holder ceases to be a Director or employee of the Company or one of its subsidiaries.

          As part of the groups restructuring plan 15 employees who had stock options were made redundant. As a consequence their share options were forfeited. Forfeited shares subsequent to March 31, 2001 are as follows

          -------------------------------------------------------------------
              Number of options       Exercise price         Exercise Date
          -------------------------------------------------------------------
              270,000                        $7.40            03/31/05
          -------------------------------------------------------------------
              178,000                        $1.41            07/02/04
          -------------------------------------------------------------------
               90,000                        $1.90            11/20/02
          -------------------------------------------------------------------
               50,000                        $1.50            11/30/03
          -------------------------------------------------------------------
              588,000
          ---------------------

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


     d)   Loss Per Common Share

          Loss per share has been calculated on the basis of the weighted average number of common shares outstanding for the year. No dividends were paid on preferred shares during 2001, however, net income was adjusted for dividends paid on preferred shares during 2000 of $152,743.

                                                             2001         2000
          ----------------------------------------------------------------------

          Weighted average number of shares              18,285,584   13,756,593
          Net (loss)/income attributable to
          shareholders after deduction of preference
          dividends                                     (19,309,275)   (581,771)

          Basic (loss)/earnings per share                    ($1.06)     ($0.04)
          ----------------------------------------------------------------------

          For the current, and previous, financial year the effect on earnings per share of the exercise of outstanding options and warrants, for the calculation of fully diluted earnings per share, is anti-dilutive.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


10.  INCOME TAX

     Income tax expense attributable to income from earnings was $1,301,940 and $(2,824) for the years ended March 31, 2001 and 2000, respectively, and differed from the amounts computed by applying the Canadian income tax rate of 44.6% to pretax income from continuing operations as a result of the following:

                                                                     2001               2000
                                                                       $                  $
          Expected income tax expense calculated at the
          Statutory Rate on Earnings before Taxation              (8,611,937)        (192,606)

          Income tax expense
             Amortisation of goodwill                              1,476,710          123,311
             Write back of prior year tax assets                   1,569,873               --
             Tax losses not recognised by virtue of                6,687,796               --
               uncertainty of recoverability
             Adjustment for foreign tax rates                        179,498           41,322
             Other                                                        --           25,149
                                                                  ----------       ----------

                                                                   1,301,940           (2,824)
                                                                  ==========       ==========

          Total income tax expense is made up of:

          Current taxation expense                                 1,354,766           17,775
          Future taxation expense                                    (52,826)         (20,599)
                                                                  ----------       ----------

                                                                   1,301,940           (2,824)
                                                                  ==========       ==========

     The significant components of future income tax expense attributable to income from continuing operations for the years ended March 31, 2001 and 2000 are as follows:

          Future tax expense (exclusive of the effects of
          other components below)                                    (52,826)         (20,599)

               Adjustments to future tax assets and
               liabilities for enacted changes in laws and
               rates                                                      --               --

               Increase (decrease) in beginning-of-the-year
               balance of the valuation allowance for future
               tax assets                                                 --               --
                                                                  ----------       ----------

                                                                     (52,826)         (20,599)
                                                                  ==========       ==========

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


10.  INCOME TAX (Continued)

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 2001 and 2000 are presented below.

                                                            2001           2000
                                                              $              $

     Future tax assets:
       Accounts receivable principally due to
       allowance for doubtful accounts                     73,018        77,436

       Inventories, principally due to allowance
       for obsolescence                                   153,660       136,695


       Compensated absences, principally due to
       accrual for financial reporting purposes           260,858       205,935

       Share issue costs                                       --       952,679

       Net operating loss carryforwards                        --       345,291

       Other                                               79,648        13,304
                                                      -----------   -----------

     Total gross future tax assets                        567,184     1,731,340

     Less valuation allowance                                  --      (952,679)
                                                      -----------   -----------

     Net future tax assets                                567,184       778,661
                                                      ===========   ===========

     Future tax liabilities:
     Plant and equipment, due to differences in
     depreciation                                              --       (85,077)
                                                      -----------   -----------

     Total future tax liability                       $        --   $   (85,077)
                                                      ===========   ===========

     In assessing the realisability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

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

     At March 31, 2001, the Company has operating losses which are available to offset future taxable income, in New Zealand, subject to minimum continuity of shareholding tests.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


11.  RELATED PARTY TRANSACTIONS

     a) Directors of the Company have exercised stock options. The funds required to exercise these options have been loaned to the Directors by Brocker Technology Group (NZ) Limited.

          As at March 31, 2001 the amount  outstanding was $537,267,  ($540,115:
          2000). Interest of $13,284 ($17,066: 2000) was charged during the year. This balance is included in other receivables. The maximum amount outstanding during the year in respect of these loans was $606,284. Subsequent to year end amounts owing by the Vice Chairman, of $190,399, have been repaid by way of share cancellation. The number of shares cancelled was equivalent to the loan balance divided by the market price on the day of cancellation.

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

          All loans to directors and officers of the company are full recourse loans

     b) During the year to March 31, 2001 payments of $80,720 have been made to Chamberlain Hutchison the Company's Canadian based legal advisor. During the prior year Andrew Chamberlain, a Principal/Partner of Chamberlain Hutchison, was appointed a Director of the Company.

     c) On the acquisition of Generic Technology Limited ("Generic") James Ah Koy, a Director and principal of Kelton Investments Limited, the previous shareholder of Generic, was appointed a Director of the Company. During the year a payment of $1,493,325 was made to Kelton Investments Limited in relation to this acquisition and further payments are to be made as disclosed in Notes 3 and 16.

     d) During the prior year, the Group provided an interest free short-term advance to the Vice Chairman of the Company. The balance outstanding at March 31, 2000 was $4,230 , but was fully repaid at 31 March 2001.

     e) A number of Group companies transact business with each other on a regular basis. These transactions are entered into on normal commercial terms and are eliminated on consolidation. See Note 13 for Intersegment revenues.

     Unless otherwise stated the maximum amount outstanding during the year was the balance at March 31, 2001 or March 31, 2000.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


12.  EMPLOYEE SHARE OWNERSHIP PLAN / LOANS TO EMPLOYEES

     In November 1996 the Company established a plan to enable a number of senior management employees to acquire stock options in the Company. Brocker Technology Group (NZ) Limited has provided financial assistance to some of these employees to exercise the options offered.

     The loan to each employee is repayable on demand or within 30 days of the individual ceasing to be an employee of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding. The number of shares cancelled was equivalent to the loan balance divided by the market price on the day of cancellation.

     As at March 31, 2001 the amounts outstanding in respect of these shares amounted to $54,600 ($86,939: 2000) and is included within other receivables. Interest of $ 6,705 ($11,167: 2000) was charged on these loans during the year. These loans have been fully repaid by way of share cancellation subsequent to year end.

     The maximum amount outstanding during the year was $54,600 ($86,939: 2000)

13.  SEGMENTED OPERATIONS

     The Group operates in three geographical segments, New Zealand, Australia and Pacific. The Canadian operations shown relate to administrative items only.

     The reporting of all business segments is consistent with those reported in the prior year, including Vendor Services and Application Hosting which have been renamed to better reflect the operations of the segments.

------------------------------------------------------------------------------------------------------------------------------------
     2001      ($)                                   Canada      New Zealand        Australia          Pacific           Total
------------------------------------------------------------------------------------------------------------------------------------
     Sales                                               --       80,084,455        3,058,457       16,259,322      99,402,234
------------------------------------------------------------------------------------------------------------------------------------
     Net profit/(loss)                             (691,494)     (18,381,255)        (787,741)         551,215     (19,309,275)
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and amortisation                  205,246        5,674,962          401,812          454,706       6,736,726
------------------------------------------------------------------------------------------------------------------------------------
     Net interest expense                           (82,733)        (427,917)         264,990          283,995          38,335
------------------------------------------------------------------------------------------------------------------------------------
     Identifiable assets                         10,226,379       16,964,688               --       22,470,553      49,661,620
------------------------------------------------------------------------------------------------------------------------------------
     Capital asset expenditure                           --          283,289               --          483,658         766,947
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     2000      ($)                                   Canada      New Zealand        Australia          Pacific           Total
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     Sales                                               --       86,182,388       49,471,791               --     135,654,179
------------------------------------------------------------------------------------------------------------------------------------
     Net profit/(loss)                                   --       (1,000,852)         571,824               --        (429,028)
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and amortisation                       --        1,615,994          166,489               --       1,782,483
------------------------------------------------------------------------------------------------------------------------------------
     Net interest expense                           (67,056)         279,584          241,305               --         453,833
------------------------------------------------------------------------------------------------------------------------------------
     Identifiable assets                          6,796,721       42,633,492       12,098,342               --      61,528,555
------------------------------------------------------------------------------------------------------------------------------------
     Capital asset expenditure                           --          936,416          150,464               --       1,086,880
------------------------------------------------------------------------------------------------------------------------------------

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

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


13.  SEGMENTED OPERATIONS (Continued)

     The   corporate   services   operation   shown   relates  to  the   Group's
     administrative functions in New Zealand, Australia, and Canada.

------------------------------------------------------------------------------------------------------------------------------------
                                      Vendor        Application    Application    Professional      Corporate
     2001       ($)                  Services         Hosting      Development      Services         Services         Total
------------------------------------------------------------------------------------------------------------------------------------
     Sales                          75,495,933         979,046       3,374,708      19,527,422          25,125      99,402,234
------------------------------------------------------------------------------------------------------------------------------------
     Intersegment revenue              385,901        (212,626)             --        (106,413)        (66,862)             --
------------------------------------------------------------------------------------------------------------------------------------
     Net profit/(loss)              (1,311,119)       (995,185)     (3,420,285)        269,792     (13,852,478)    (19,309,275)
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and                  760,782          55,551       1,430,307         511,497       3,978,589       6,736,726
     amortisation
------------------------------------------------------------------------------------------------------------------------------------
     Net interest expense              (67,933)         55,469         346,733         240,667        (536,601)         38,335
------------------------------------------------------------------------------------------------------------------------------------
     Identifiable assets            21,865,108      (1,033,706)     (1,032,745)     20,248,657       9,614,306      49,661,620
------------------------------------------------------------------------------------------------------------------------------------
     Capital asset                          --              --              --         483,658         283,289         766,947
     expenditure
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                      Vendor        Application    Application    Professional      Corporate
     2000       ($)                  Services         Hosting      Development      Services         Services         Total
------------------------------------------------------------------------------------------------------------------------------------
     Sales                         126,028,802       2,687,771       1,406,155       5,528,550           2,901     135,564,179
------------------------------------------------------------------------------------------------------------------------------------
     Intersegment revenue              673,636         (44,729)         (6,470)       (622,437)             --              --
------------------------------------------------------------------------------------------------------------------------------------
     Net profit/(loss)               1,814,532        (154,154)     (1,108,803)       (664,677)       (315,926)       (429,028)
------------------------------------------------------------------------------------------------------------------------------------
     Depreciation and                  142,913          50,341         552,218         366,206         670,805       1,782,483
     amortisation
------------------------------------------------------------------------------------------------------------------------------------
     Net interest expense              135,204          43,118         319,984         165,278        (209,751)        453,833
------------------------------------------------------------------------------------------------------------------------------------
     Identifiable assets            39,882,005         667,427       1,536,333       2,193,936      17,248,854      61,528,555
------------------------------------------------------------------------------------------------------------------------------------
     Capital asset                      81,880          43,455           9,326         548,342         403,877       1,086,880
     expenditure
------------------------------------------------------------------------------------------------------------------------------------

     During 2001 the group conducted business with a single customer that accounted for revenue of $29,601,536 ($23,098,677: 2000). This revenue was generated in New Zealand by the Vendor Services segment.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


14.  NOTES TO CASH FLOWS STATEMENT

     Reconciliation of net profit and cash flow from operating activities

                                                                 2001             2000
                                                                   $                $

          Net Earnings for the year                  Note    (19,309,275)       (429,028)

          Add/(Less) non cash items:
          Depreciation and amortisation                        6,736,726       1,782,483
          Loss of associated company                              27,290          83,180
          Minority interest                                      133,764              --
          Loss on sale of capital assets                              --         443,038
          Future taxation expense                                (52,826)        (20,599)

          Impact of changes in working capital items:
          Decrease/(Increase) in accounts receivable
            and prepayments                                   (3,682,396)        474,427
          Increase in taxation receivable                      2,804,353        (236,427)
          Increase in inventories                                599,852      (6,144,101)
          (Decrease)/Increase in accounts payable,
           financing facility and accrued liabilities          9,656,794      (1,435,425)
                                                              ----------      ----------

          Net cash flow from operating activities             (3,085,718)      5,482,452
                                                              ==========      ==========

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

          No forward exchange contracts were entered into during the current financial year (nil: 2000).

     ii)  Concentration of credit risk

          In the normal course of business, the Group incurs credit risk from trade debtors and transactions with financial institutions. The Group has a credit policy, which is used to manage the risk. As part of this policy, limits on exposure with counterparties have been set and are monitored on a regular basis. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


15.  FINANCIAL INSTRUMENTS (Continued)

          The Group has no significant concentrations of credit risk. The Group does not consider that they require any collateral or security to support financial instruments due to the quality of financial institutions and trade debtors.

     ii)  Interest Rate Risk

          The Group has adopted a policy of ensuring that its exposure to changes in interest rates is on a floating rate basis. The Company does not hedge against interest rate fluctuations.

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

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


16.  COMMITMENTS (Continued)

          As at March 31, 2001 the following earn-outs were in existence.

          Subsidiary                   Acquisition price and earn-out provisions

          ----------------------------------------------------------------------

          Generic Technology Group     This  purchase  is to be  paid  by way of
                                       issuing  1,393,770  common shares (valued
                                       at  $3.99   each)   with  an   additional
                                       5,973,300  paid by cash over  four  equal
                                       installments.  As at March  31,  2001 the
                                       first  installment of $1,493,325 has been
                                       paid  and a  second  installment,  due on
                                       October 13, 2001,  has been accrued.  The
                                       two final  installments are to be paid on
                                       June 30, 2002 and 2003 and are subject to
                                       achieving  certain earn-out  targets.  An
                                       additional   350,000  shares  are  to  be
                                       issued  to  senior  management  of Datec,
                                       upon  completion.   The  issue  of  these
                                       shares   is    currently    subject    of
                                       negotiation.

          ----------------------------------------------------------------------

          Certus Consulting Limited    Certus  Consulting  Ltd. was purchased by
                                       the   company   for   $1,563,500.    This
                                       consideration  is being  met by the issue
                                       of 223,357  shares at $7 each. As a March
                                       31,  2001 these  shares  were still to be
                                       issued.  The sale and purchase  agreement
                                       provided a purchase  price  guarantee the
                                       effect  of which  would,  at the  current
                                       share  price,  result  in  the  issue  of
                                       2,605,833 shares. The Company retains the
                                       right to settle this  acquisition  by way
                                       of  cash  payments  equaling  $1,563,500.
                                       Settlement   is  by  way  of  four  equal
                                       installments, the first falling due on August 31, 2001, the final three being due on November, 30, 2001, February 28,
                                       2002 and May 31, 2002.

          ----------------------------------------------------------------------

          1 World Systems Limited      Shares to be held in escrow based on cash
                                       flow earned for the year ended March 31, 1999. Earn-out based on defined cash flow earned in financial years ended March 31, 2001 - 2002 (Note 3).

          ----------------------------------------------------------------------

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


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

     b)   Group   companies   operate  from  leased   premises  and  have  other
          obligations under operating leases requiring annual repayments as follows:

                2001            $  681,426
                2002            $  435,506
                2003            $  185,716
                Thereafter      $  230,978

17.  CONTINGENT LIABILITIES

     In the general course of business disputes may arise with customers and other third parties. The Directors consider adequate provision has been made for all such instances.

     One specific dispute is between Datec (Fiji) Limited, a subsidiary of Generic Technology Limited, and the Fiji based Colonial Bank. The dispute has arisen from Datec (Fiji) seeking costs from Colonial Bank in relation to a stalled contract. Colonial Bank has counter-claimed FJD$2.6 million which the Directors consider is without merit and will be vigorously defended. A provision for all anticipated costs in relation to this matter has been made.

18.  DISCONTINUTED OPERATIONS

     Sealcorp Australia Pty Limited

     On February 15 2001, the company internal audit division discovered the existence of a management fraud. On quantifying the loss a management decision was made to immediately cease trading and receivers were appointed.

     The effect on the Groups position as a result of the discontinued activities was:

     The company had contributed revenue of $49,471,791 in 2000. Revenues and cost of sales have been excluded from the financial results for 2001 as a result of uncertainty in accurately determining these amounts. At balance date the company had a net deficit, included in the statement of financial position, of $580,000.

     Sealcorp Computers Products Limited

     As a consequence of the decision to appoint receivers as outlined above has directly and adversely impacted on Sealcorp Computer Products Limited.

     As a consequence the company has effectively ceased trading on February 28, 2001 and has entered into a managed wind down of its operations realising the companies assets and repaying liabilities.

     The effect on the Groups position as a result of the discontinued activities was:

     The company contributed revenue to the group of $18,738,810 in revenue that contributed $700,000 to the group operating loss for the year to March 2001. The company did not have any term assets or investments. The effect on the statement of financial position has been to reduce the amount of current assets and liabilities on hand at year end.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


19.  SUBSEQUENT EVENTS

     Share Consolidation

     Subsequent to year end the common shares of the company were consolidated and began trading on this basis on the NASDAQ and Toronto stock Exchanges on April 30 2001.

     The share consolidation was completed on a one for four basis. After consolidation the company has 4,839,261common shares. All outstanding options and other pending share transactions are adjusted accordingly.

     Restructuring Plan

     As part of a restructuring plan announced in February 2001, the company has completed the sale of two subsidiaries and surplus real estate as follows:

     Industrial Communication Services Limited

     Certain assets of this company were sold to Accord Customer Care Solutions Pte Limited ( Singapore ) on June 1, 2001 for $568,392 (NZD$865,000).

     A gain on sale of $199,612 has been included in the financial period subsequent to March 31, 2001.

     Powercall Technologies Limited

     The company's call center assets were sold on May 7 2001 for a price of NZD$8,000 and the business discontinued. This sale was at the carrying value of the assets sold.

     Sale of surplus land

     On April 20 2001, the company sold 7,826m2 of land holdings at its premises in Auckland New Zealand for $366,005 (NZD$557,000).

     The proceeds obtained from the above initiatives have been used for working capital and debt reduction.

     Termination of contract with Telecom New Zealand

     Sealcorp Telecommunications Group Limited gave, on June 12, 2001,one months notice to withdraw from its contract to distribute mobile phones for Telecom New Zealand Limited. This withdrawal was due to the company being unable to make economic returns under the existing contract terms. In the year to March 31, 2001 Sealcorp Telecommunication generated revenues of $54,998,707 (NZD$83,699,143).

     Sale of Easy PC Limited

     At the date of these accounts the Group had entered into a Heads of Agreement to sell Easy PC Computer Rentals Limited. This subsidiary leases computer hardware and software to domestic and commercial clients on short and medium term contracts.

     Funding Facility

     Subsequent to March 31, 2001 following the decision to withdraw from the distribution business the company terminated its funding arrangement with the National Bank of New Zealand. All indebtedness under the funding facility was repaid by July 2001.

BROCKER TECHNOLOGY GROUP LTD

FOR THE YEARS ENDED MARCH 31, 2001 AND 2000


19.  SUBSEQUENT EVENTS (Continued)

     Sale of Property

     Subsequent to year end the Group placed the New Zealand head office property at Kahika Road Beachhaven on the market with the intention to sell. The property has a cost of $2,759,372 (NZD$4,314,215).

     Extension of Warrants

     Subsequent to year end the company announced that it has extended to expiry date of certain of its outstanding Share Purchase Warrants from June 15, 2001 until June 15, 2002. A total of 346,500 Share Purchase Warrants with an exercise price of $12.60 CDN (on a consolidated basis) were issued as part of Brocker's Special Warrant private placement completed in December of 1999. Given the current market price, it was decided to extend the Warrants for an additional year in order to increase the chances of their being exercised.

20.  OTHER OPERATING EXPENSES AND INCOME

     Other operating expenses of $15,181,869 includes the following:                     2001
                                                                                           $
         Write down of amounts owing from Sealcorp Australia Pty Limited              4,271,415
         Impairment provision in relation to Highway Technologies Limited               842,993
         Costs accrued in relation to discontinuing operations                        2,600,000

     Other income is made up as follows:

                                                                      2001               2000
                                                                        $                  $
     Interest Received                                             1,679,075            668,754
     Foreign Exchange Gain/(Loss)
     - realised                                                     (168,864)                --
     - unrealised                                                     48,420                 --
                                                                   ---------          ---------
                                                                   1,558,631            668,754
                                                                   =========          =========

21.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to confirm with current year presentation.